Exhibit 99.1

NOTICES OF MEETINGS AND
JOINT INFORMATION CIRCULAR

FOR THE
ANNUAL AND SPECIAL MEETINGS
OF THE SHAREHOLDERS OF

YGC RESOURCES LTD.

AND

QUEENSTAKE RESOURCES LTD.

CONCERNING THE PROPOSED COMBINATION OF
YGC RESOURCES LTD. AND QUEENSTAKE RESOURCES LTD.
BY WAY OF STATUTORY PLAN OF ARRANGEMENT TO FORM

YUKON-NEVADA GOLD CORP.

to be held on May 18, 2007

Information herein is at March 31, 2007 (except where otherwise noted).

April 17, 2007

YGC RESOURCES LTD.
540 - 688 West Hastings Street
Vancouver, British Columbia  V6B 1P1
Telephone: (604) 688-9427
Facsimile: (604) 688-9426

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF YGC RESOURCES LTD.

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “YGC Meeting”) of holders of common shares of YGC RESOURCES LTD. (“YGC”) will be held at the Okanagan Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Friday, May 18, 2007 10:00 a.m., Pacific Daylight Time, for the following purposes:

1.                                       To receive the audited consolidated financial statements of YGC for the financial year ended December 31, 2006, together with the auditor’s report thereon;

2.                                       To determine the number of directors of YGC at eight and to elect directors;

3.                                       To appoint KPMG, LLP, Chartered Accountants, as auditor of YGC and to authorize the directors to fix the auditor’s remuneration;

4.                                       To consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) and, if deemed advisable, to pass a special resolution (the “YGC Arrangement Resolution”), with or without variation, approving a statutory plan of arrangement (the “Arrangement”) between YGC and Queenstake providing for, inter alia, the business combination of YGC and Queenstake to create Yukon-Nevada Gold Corp. (“Yukon-Nevada”) on the basis set forth in the accompanying Joint Information Circular (the “Circular”) of YGC and Queenstake;

5.                                       To consider and, if deemed advisable, to pass an ordinary resolution with or without amendment, approving the issuance by YGC pursuant to a private placement, in connection with the Combination Agreement with Queenstake, of such number of securities of YGC that could result in Yukon-Nevada issuing or making issuable up to 94,500,000 common shares in its capital, as more particularly described in and subject to the restrictions described in the Circular;

6.                                       Conditional upon the Arrangement being approved, to consider and, if deemed advisable, to pass an ordinary resolution approving a proposed new stock option plan for Yukon-Nevada as described in the Circular;

7.                                       To consider any amendment to or variation of any matter identified in this Notice; and

8.                                       To transact such other business as may be properly brought before the YGC Meeting or any adjournment thereof.

All registered shareholders of YGC are entitled to attend and vote at the YGC Meeting in person or by proxy. The Board of Directors requests that all shareholders who will not be attending the YGC Meeting in person read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: 510 Burrard Street, 2nd Floor, Vancouver, B.C.  V6C 3B9 .  If a shareholder does not deliver a proxy to Pacific Corporate Trust Company on or before 48 hours (excluding Saturdays, Sundays or holidays) before the time fixed for the meeting or any adjournment thereof, the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on April 5, 2007 will be entitled to vote at the YGC Meeting or any adjournment thereof.

The Arrangement will be completed pursuant to a combination agreement dated March 16, 2007 (the “Combination Agreement”) between YGC and Queenstake.  The Circular includes a description of the Arrangement and summarizes the Combination Agreement.

The Arrangement is subject to shareholder approval pursuant to the Interim Order of the Court.  Before the Arrangement can become effective, it must be approved by a final order of the Court (the “Final Order”).  A copy of the Interim Order and the Notice of Hearing of Application for the Final Order together with the proposed form of the Final Order are attached as Appendices J and K, respectively, to the Circular.

Pursuant to Section 3 of the Plan of Arrangement attached to the Combination Agreement, registered holders of common shares of YGC have the right to dissent to the Arrangement and, if the Arrangement becomes effective, be paid fair value for their shares in accordance with the provisions of sections 237-247 of the British Columbia Business Corporations Act (the “BCA”).  The right of dissent and the provisions of the BCA are described in the Circular under the heading “Dissenting Shareholders Rights”.

The Circular and a form of proxy accompany this Notice.

DATED at the City of Vancouver, Province of British Columbia, this 17th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
(Signed) “Graham Dickson”
President, Chief Executive Officer and Director

QUEENSTAKE RESOURCES LTD.
999 18th Street, Suite 2940
Denver, Colorado 80202, USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF QUEENSTAKE RESOURCES LTD.

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Queenstake Meeting”) of holders of common shares of QUEENSTAKE RESOURCES LTD. (“Queenstake”) will be held at the Shuswap Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Friday, May 18, 2007 at 10:30 a.m. Pacific Daylight Time, for the following purposes:

1.                                       To receive the audited consolidated financial statements of Queenstake for the fiscal year ended December 31, 2006, together with the auditors report thereon;

2.                                       To re-appoint PricewaterhouseCoopers LLP as Queenstake’s auditors for the ensuing year, and to authorize the directors to set their remuneration;

3.                                       To determine the number of directors of Queenstake at six and to elect six directors;

4.                                       To consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) and, if deemed advisable, to pass a special resolution (the “Queenstake Arrangement Resolution”), with or without variation, approving a statutory plan of arrangement (the “Arrangement”) between Queenstake and YGC providing for, inter alia, the business combination of Queenstake and YGC to create Yukon-Nevada Gold Corp. (“Yukon-Nevada”) on the basis set forth in the accompanying Joint Information Circular (the “Circular”) of Queenstake and YGC;

5.                                       Conditional upon the Arrangement being approved, to consider and, if deemed advisable, to pass an ordinary resolution approving a proposed new stock option plan for Yukon-Nevada as described in the Circular;

6.                                       To consider any amendment to or variation of any matter identified in this Notice; and

7.                                       To transact such other business as may be properly brought before the Queenstake Meeting or any adjournment thereof.

All registered shareholders of Queenstake are entitled to attend and vote at the Queenstake Meeting in person or by proxy. The Board of Directors requests that all shareholders who will not be attending the Queenstake Meeting in person read, date and sign the accompanying proxy and deliver it to CIBC Mellon Trust Company, Attention: PO Box 721, Agincourt, Ontario  M5A 4K9.  If a shareholder does not deliver a proxy to CIBC Mellon Trust Company on or before 48 hours (excluding Saturdays, Sundays or holidays) before the time fixed for the meeting or any adjournment thereof, the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on March 29, 2007 will be entitled to vote at the Queenstake Meeting or any adjournment thereof.

The Arrangement will be completed pursuant to a combination agreement dated March 16, 2007 (the “Combination Agreement”) between Queenstake and YGC.  The Circular includes a description of the Arrangement and summarizes the Combination Agreement.

The Arrangement is subject to shareholder approval pursuant to the Interim Order of the Court.  Before the Arrangement can become effective, it must be approved by a final order of the Court (the “Final Order”).  A copy of the Interim Order and the Notice of Hearing of Application of the Final Order together with the proposed form of the Final Order are attached as Appendices J and K, respectively, to the Circular.

Pursuant to Section 3 of the Plan of Arrangement attached to the Combination Agreement, registered holders of common shares of Queenstake have the right to dissent to the Arrangement and, if the Arrangement becomes effective, be paid fair value for their shares in accordance with the provisions of sections 237-247 of the British Columbia Business Corporations Act (the “BCA”).  The right of dissent and the provisions of the BCA are described in the Circular under the heading “Dissenting Shareholders Rights”.

The Circular and a form of proxy accompany this Notice.

DATED at the City of Denver, in the state of Colorado, this 17th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
(Signed) “Dorian ‘Dusty’ Nicol”
President, Chief Executive Officer and Director

INFORMATION CIRCULAR TABLE OF CONTENTS

NOTICE TO UNITED STATES SECURITYHOLDERS	iv
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	vi
CURRENCY AND EXCHANGE RATES	vii
SUMMARY	viii
The Shareholder Meetings of YGC and Queenstake (the “Meetings”)	viii
Benefits of the Arrangement	x
Shareholders Approvals Required	xi
Recommendation of the Boards of Directors	xi
Fairness Opinions	xi
Court Approval	xii
Regulatory Approval of the Toronto Stock Exchange (“TSX”) and Listing on the American Stock Exchange (the “AMEX”)	xii
Share Exchange Procedures	xii
Description of Plan of Arrangement	xii
Treatment of Queenstake Options and Warrants	xiii
Summary of Combination Agreement	xiii
YGC Selected Consolidated Financial Information	xvii
Queenstake Selected Consolidated Financial Information	xviii
Selected Pro-Forma Consolidated Financial Information	xix
GLOSSARY	1
GENERAL PROXY INFORMATION	7
Solicitation of Proxies	7
Appointment of Proxyholders	7
Voting of Proxies	8
Advice to Beneficial (Non-Registered) Shareholders	8
Revocation of Proxies	9
INFORMATION CONCERNING THE MEETINGS	10
Time, Date and Place	10
Record Date and Shares Entitled to Vote	10
Matters to be Considered	10
Principal Shareholders	11
Quorum and Votes Required for Certain Matters	12
Interests of Certain Persons in the Arrangement	12
THE ARRANGEMENT	13
Benefits of the Arrangement	13
YGC Background	14
Recommendation of the YGC Board	14
Queenstake Background	15
Recommendation of the Queenstake Board	15
Fairness Opinions	16
Share Exchange Procedures	20
Description of Plan of Arrangement	21
Shareholder and Court Approvals	23
Regulatory Approval of TSX	23
Consequences if Approvals Not Obtained	23
THE COMBINATION AGREEMENT	23
General	23
Exchange Ratio	24
Treatment of Warrants and Stock Options of Queenstake	24

Representations and Warranties	25
Covenants	25
Conditions to the Arrangement	27
Non-Solicitation	27
Superior Offers	28
Termination and Termination Fees	28
Expenses of the Arrangement	29
STOCK EXCHANGE LISTINGS	29
PRICE RANGES AND TRADING VOLUMES	29
YGC	29
Queenstake	30
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	31
General	31
Residents of Canada	32
Non-Residents	34
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	35
Scope of this Disclosure	36
PFIC Rules	39
Ownership of Yukon-Nevada Shares	43
Currency Gains	45
Information Reporting; Backup Withholding Tax	45
SECURITIES LAWS CONSIDERATIONS	45
Canadian Securities Laws	45
U.S. Securities Laws	45
DISSENTING SHAREHOLDERS RIGHTS	47
Address for Dissent Notices	48
Strict Compliance with Dissent Provisions Required	49
RISK FACTORS OF THE ARRANGEMENT	49
THE YGC FINANCING	50
Form of Resolution	51
Recommendation	51
ADOPTION OF STOCK OPTION PLAN	51
Shareholder Approval	53
Form of Resolution	54
Recommendation	54
YGC ANNUAL GENERAL MEETING BUSINESS	54
Election of Directors	54
YGC Appointment of Auditor	54
QUEENSTAKE ANNUAL GENERAL MEETING BUSINESS	55
Election of Directors	55
INFORMATION CONCERNING YUKON-NEVADA FOLLOWING COMPLETION OF THE ARRANGEMENT	55
General	55
Intercorporate Relationships	55
General Development of the Business	56
Business Objectives	56
Selected Pro-Forma Consolidated Financial Information	57
Description of Yukon-Nevada Shares	57
Description of Yukon-Nevada Warrants	58
Pro Forma Consolidated Capitalization	58

Fully Diluted Share Capital	59
Going Forward Financing Plans	59
Escrowed Securities	60
Principal Shareholders	60
Directors and Officers	60
Corporate Cease Trade Orders or Bankruptcies	65
Penalties or Sanctions	65
Personal Bankruptcies	66
Conflicts of Interest	66
Executive Compensation	66
Indebtedness of Directors and Officers	66
Investor Relations Arrangements	66
Options to Purchase Securities	66
Auditors	67
Registrar and Transfer Agent	67
Legal Proceedings	67
CONSENTS	67
DOCUMENTS INCORPORATED BY REFERENCE	67
OTHER MATTERS	68
AUDITORS’ CONSENTS	69
APPROVAL OF YGC RESOURCES LTD.	71
APPROVAL OF QUEENSTAKE RESOURCES LTD.	71
APPENDIX A ARRANGEMENT RESOLUTIONS	A-1
APPENDIX B PLAN OF ARRANGEMENT	B-1
APPENDIX C INFORMATION CONCERNING YGC	C-1
APPENDIX D FINANCIAL STATEMENTS OF YGC	D-1
APPENDIX E PACIFIC INTERNATIONAL FAIRNESS OPINION	E-1
APPENDIX F INFORMATION CONCERNING QUEENSTAKE	F-1
APPENDIX G FINANCIAL STATEMENTS OF QUEENSTAKE	G-1
APPENDIX H BLACKMONT FAIRNESS OPINION	H-1
APPENDIX I PRO FORMA FINANCIAL STATEMENTS OF YUKON-NEVADA	I-1
APPENDIX J INTERIM ORDER	J-1
APPENDIX K NOTICE OF APPLICATION OF HEARING AND PROPOSED FORM OF FINAL ORDER	K-1
APPENDIX L DISSENT RIGHTS	L-1
APPENDIX M YGC CHANGE OF AUDITOR REPORTING PACKAGE	M-1

NOTICE TO UNITED STATES SECURITYHOLDERS

The Yukon-Nevada Securities to be issued to the Queenstake securityholders under the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States.  Such securities are being issued in reliance on the exemption from registration requirements set forth in Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each applicable state of the United States.

This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian “foreign private issuer”, as such term is defined in Rule 405 promulgated under the U.S. Securities Act, in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders of YGC and Queenstake in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The historical financial information for YGC and Queenstake and the pro forma financial information included or incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”) in certain respects and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with U.S. GAAP.  See Note 24 to the audited financial statements of Queenstake for the years ended December 31, 2006, 2005 and 2004 which accompany this Circular as Appendix G, for a reconciliation of such financial statements to U.S. GAAP. The financial statements for YGC included as Appendix D to this Circular do not contain a reconciliation to U.S. GAAP.

Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that each party to the Arrangement is organized under the laws of a jurisdiction other than the United States, that some of their officers and directors are residents of countries other than the United States, that some of the experts named in this Circular are residents of Canada and that a substantial portion of the assets of YGC are, and of Yukon-Nevada will be, located outside of the United States.

The unaudited pro forma condensed consolidated financial statements included in this Circular have been presented in accordance with the requirements of Section 7110 of the Canadian Institute of Chartered Accountants Handbook and paragraph 6.1 of Ontario Securities Commission Rule 45-501 and prepared in accordance with Canadian GAAP. The unaudited pro forma condensed consolidated financial statements do not purport to be in compliance with Article 11 of Regulation S-X of the rules and regulations of the United States Securities and Exchange Commission (the “SEC”), or in compliance with the standards of the Public Company Accounting Oversight Board (United States) and have not been prepared in accordance with or reconciled to U.S. GAAP.

Information concerning the mineral properties and operations of YGC and Queenstake contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  In particular, and without limiting the generality of the foregoing, the terms “mineral reserves” and “mineral resources”, as used with reference to these properties, are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves.  CIM standards differ significantly from standards in the United States.  As such, information regarding mineralization and resources or reserves contained or incorporated by reference in this Information Circular may not be comparable to similar information made public by United States companies.  Please refer to cautionary notes below.

United States Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada.  Such consequences for the Shareholders who are residents in, or citizens of, the United States may not be fully described herein.  See “Certain Canadian Federal Income Tax Considerations — Non-Residents” and “Certain United States Federal Income Tax Considerations”.

Queenstake is subject to the reporting requirements of the U.S. Exchange Act and files periodic reports with the SEC.  YGC is not currently subject to the reporting requirements of the U.S. Exchange Act.  Pursuant to the terms of the Combination Agreement, YGC has agreed to file and have declared effective by the SEC a registration statement for the purpose of registering the YGC Shares (and as a result the Yukon-Nevada Shares) under the U.S. Exchange Act.  Once the registration statement is declared effective, YGC will be required to file periodic reports with the SEC.  It is anticipated that as of the Effective Date, Queenstake will de-register the Queenstake Shares under the U.S. Exchange Act and will no longer be subject to the reporting requirements of such Act.  In addition, YGC and Queenstake have agreed to use their commercially reasonable efforts to obtain the approval of the American Stock Exchange (the “AMEX”) to the listing on AMEX of the Yukon-Nevada Shares.  There is no assurance that such a listing will be obtained.  Queenstake’s SEC filings are, and Yukon-Nevada’s SEC filings will be, available electronically at no charge on the SEC’s website at www.sec.gov.

The U.S. Securities Act imposes restrictions on the resale of the Yukon-Nevada Securities received pursuant to the Arrangement by persons who were “affiliates,” as such term is defined in Rule 405 promulgated under the U.S. Securities Act, of Queenstake or YGC immediately prior to the Arrangement or are affiliates of Yukon-Nevada after the Arrangement.  See “Securities Laws Considerations — U.S. Securities Laws.”

THE  SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OF CANADA, NOR HAS THE SEC OR ANY SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OF CANADA PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Cautionary Notes to United States Shareholders Concerning Reserve and Resource Estimates

Proven and Probable Reserves

The estimates of proven and probable mineral reserves contained or incorporated by reference herein have been prepared in accordance with NI 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7 of the SEC.  Accordingly, information regarding mineral reserves contained or incorporated by reference herein may not be comparable to information from United States companies subject to the SEC’s reporting and disclosure requirements.

Measured and Indicated Resources

The terms “measured resources” and “indicated resources” are used in this Information Circular and in the documents incorporated by reference herein.  United States Shareholders are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them.  United States Shareholders are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  Mineral resources that are not “mineral reserves” do not have demonstrated economic viability.  Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

The term “inferred resources” is used in this Information Circular and in the documents incorporated by reference herein.  United States Shareholders are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a substantial amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  United

v

States Shareholders are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Circular includes “forward-looking statements” within the meaning of the U.S. Securities Act and the U.S. Exchange Act and Canadian securities law. All statements, other than statements of historical facts, included in this Circular that address activities, events or developments that YGC or Queenstake expect or anticipate will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of YGC’s, Queenstake’s or Yukon-Nevada’s businesses, operations, plans and other such matters are forward-looking statements. When used in this Circular, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.

The statements made in this Circular about the anticipated impact the Arrangement may have on YGC and Queenstake, as well as the benefits expected to result from the Arrangement, are forward-looking statements. Other forward-looking statements include, but are not limited to, those with respect to future financings, the price of gold and other precious and base metals, the timing and amount of estimated future production, costs of production and reserve and resource estimates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of YGC, Queenstake or Yukon-Nevada to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to mining operations, results of current exploration activities, results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the future price of gold as well as those factors discussed in the section entitled “Risk Factors of the Arrangement” in this Circular. Risks involving Yukon-Nevada and Queenstake that may affect results of operations, earnings and expected benefits of the combination of the companies are discussed under “Risk Factors of the Arrangement” in this Circular and in Appendices C and F to this Circular. Although YGC and Queenstake have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The mineral reserve and resource figures disclosed in this Information Circular are estimates and no assurances can be given that the indicated levels of minerals will actually be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While YGC and Queenstake believe that the resource estimates disclosed in this Information Circular are well established, by their nature mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on Yukon-Nevada.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.  Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource.  Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied.  Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves.  There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.  The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and, except as required under applicable securities laws, neither YGC nor Queenstake undertakes any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this Circular and the Appendices hereto are in Canadian dollars, except where otherwise indicated. All financial information disclosed in respect to Queenstake in Appendices F and  G is provided in U.S. dollars. The following table sets forth:

(a)                                  the rates of exchange on years ended December 31, and the three months ended March 31, 2007 for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated;

(b)                                 the average exchange rates in effect on the last day of each month during such periods; and

(c)                                  the high and low exchange rate during such periods,

in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	2007	2006	2005	2004	2003	2002
Rate at end of Period	1.1530	1.1652	1.1656	1.2036	1.2923	1.5800
High Rate	1.1852	1.1726	1.2703	1.3968	1.5750	1.6128
Low Rate	1.1530	1.0989	1.1507	1.1844	1.2923	1.5108

Note:  2007 figures are for the three-month period ended March 31, 2007.

On April 16, 2007, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 US = $1.1309 CDN.

SUMMARY

The following is a summary of information contained elsewhere in this Circular.  Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular and in the attached Appendices.  Shareholders are encouraged to read this Circular and the attached Appendices carefully and in their entirety.  In this Circular, dollar amounts are expressed in Canadian dollars unless otherwise stated.  Capitalized words and terms in this Summary have the same meanings as set forth in the Glossary.

The Shareholder Meetings of YGC and Queenstake (the “Meetings”)

This Circular is furnished in connection with the solicitation of proxies by management of each of YGC and Queenstake for use at the Meetings.

YGC Meeting

The YGC Meeting will be held on May 18, 2007 at 10:00 a.m. (Pacific Daylight Time) at the Okanagan Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, Canada. The purpose of the YGC Meeting is to consider the matters set forth in the YGC Notice of Meeting including, amongst other things:

•                                          to receive the audited consolidated financial statements for the fiscal year ended December 31, 2006;

•                                          to appoint KPMG LLP as the auditor of YGC (and, effectively, Yukon-Nevada);

•                                          to appoint directors for the ensuing year;

•                                          for the YGC Shareholders to consider, pursuant to the Interim Order, and, if thought appropriate, to pass, with or without variation, the YGC Arrangement Resolution adopting and ratifying the Combination Agreement, and the Plan of Arrangement and the transactions contemplated thereby;

•                                          for the YGC Shareholders to consider the approval of an ordinary resolution to approve the issuance of securities of YGC on a private placement basis in connection with the YGC Financing; and

•                                          for the YGC Shareholders to consider the approval of an ordinary resolution authorizing, conditional upon the Arrangement being approved, the Yukon-Nevada Stock Option Plan.

The full text of the YGC Arrangement Resolution is set out as Appendix A in this Circular. The YGC Arrangement Resolution will require an affirmative vote of not less than two thirds of the votes cast at the YGC Meeting.  The Arrangement is conditional on completion of the YGC Financing, among other things, and therefore should the resolution approving the issuance of securities under the YGC Financing not be approved, the Arrangement is unlikely to complete.

Queenstake Meeting

The Queenstake Meeting will be held on May 18, 2007 at 10:30 a.m. (Pacific Daylight Time) at the Shuswap Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, Canada. The purpose of the Queenstake Meeting is to consider the matters set forth in the Queenstake Notice of Meeting including, amongst other things:

•                                          to receive the audited consolidated financial statements for the fiscal year ended December 31, 2006;

•                                          to appoint directors and auditors for the ensuing year;

•                                          for the Queenstake Shareholders to consider, pursuant to the Interim Order, and, if thought appropriate, to pass, with or without variation, the Queenstake Arrangement Resolution adopting and ratifying the Combination Agreement and the transactions contemplated thereby; and

•                                          for the Queenstake Shareholders to consider the approval of an ordinary resolution authorizing, conditional upon the Arrangement being approved, the Yukon-Nevada Stock Option Plan.

The full text of the Queenstake Arrangement Resolution is set out as Appendix A in this Circular. The Queenstake Arrangement Resolution will require an affirmative vote of not less than two thirds of the votes cast by those shareholders of Queenstake who, being entitled to do so, vote in person or by proxy in respect of that resolution at the Queenstake Meeting.

The Arrangement

The Arrangement will result in the combination of the businesses and assets of YGC and Queenstake whereby Queenstake will become a wholly-owned subsidiary of YGC.  Concurrent with the completion of the Arrangement, YGC will change its name to Yukon-Nevada Gold Corp.  See “The Arrangement”.

The effect of the Arrangement is illustrated by the following simplified diagrams:

Prior to the Arrangement

Immediately After the Arrangement

Benefits of the Arrangement

The YGC Board and the Queenstake Board believe that the Arrangement will have the following results for their respective shareholders:

(a)                                  the Arrangement is a key step in the growth of Yukon-Nevada to become a mid-tier North American gold producer;

(b)                                 the Arrangement will combine the mineral property interests of YGC and Queenstake in North America to create operating efficiency with emphasis on production from the Jerritt Canyon gold mine in Nevada, and the advancement towards near term production of the Ketza River gold property in the Yukon;

(c)                                  the business combination will yield benefits to the shareholders of Yukon-Nevada by providing a greater asset base and capitalization, creating operating synergies and efficiency, reducing overhead and creating a broader share trading market with the potential for greater liquidity;

(d)                                 the Arrangement will allow an aggressive and sustained exploration program throughout the extensive and prospective land packages that will be wholly owned by Yukon-Nevada in Nevada and the Yukon;

(e)                                  the combined company will be well positioned for internal growth and have the financial strength and flexibility to take advantage of further consolidation and acquisition opportunities in the gold mining industry;

(f)                                    the combined company will have an experienced and entrepreneurial management team with significant operating experience; and

(g)                                 the combined company will have a more diversified geographic base, while maintaining low political risk.

x

•                                          See “The Arrangement”.

Shareholders Approvals Required

In order for the Arrangement to become effective, as provided in the Interim Order and by section 288 of the BCA, it must be approved by an affirmative vote of holders of not less than two thirds of the YGC Shares and Queenstake Shares represented in person or by proxy at each of the Meetings.  If more than 5% of the YGC Shares or the Queenstake Shares become the subject of Dissent Rights, the Arrangement may be terminated and should YGC or Queenstake Shareholders fail to approve the Arrangement by the requisite majority, the Arrangement will be terminated.  The Arrangement is conditional on the YGC Financing being completed and therefore should YGC Shareholders fail to approve the YGC Financing Resolution, the Arrangement is unlikely to complete.  See “The Combination Agreement — Conditions to the Arrangement” and “The Arrangement — Consequences if Approvals Not Obtained”.

Recommendation of the Boards of Directors

YGC Board of Directors

The YGC Board of Directors unanimously recommends that YGC Shareholders vote IN FAVOUR of the YGC Arrangement Resolution, the YGC Financing Resolution and conditional upon the Arrangement being approved, the Stock Option Plan Resolution.  See “The Arrangement”, “The YGC Financing” and “Adoption of Stock Option Plan”.

Queenstake Board of Directors

The Queenstake Board of Directors unanimously recommends that Queenstake Shareholders vote IN FAVOUR of the Queenstake Arrangement Resolution and, conditional upon the Arrangement being approved, the Stock Option Plan Resolution.  See “The Arrangement” and “Adoption of Stock Option Plan”.

Fairness Opinions

YGC

In deciding to approve the Combination Agreement and the terms of the Arrangement, the YGC Board considered, among other things, the Pacific International Fairness Opinion.  The Pacific International Fairness Opinion concludes that, as of April 16, 2007, the Arrangement is fair from a financial point of view to the YGC Shareholders.  The complete text of the Pacific International Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Appendix E.  The Pacific International Fairness Opinion is not and should not be construed as a valuation of YGC or Queenstake or their respective assets or securities or as a recommendation to any YGC Shareholder to vote in favour of the YGC Arrangement Resolution.  YGC Shareholders are urged to read the Pacific International Fairness Opinion in its entirety.  See “The Arrangement — Fairness Opinions”.

Queenstake

In deciding to approve the Combination Agreement and the terms of the Arrangement, the Queenstake Board considered, among other things, the Blackmont Fairness Opinion.  The Blackmont Fairness Opinion concludes that, as of April 17, 2007, the Arrangement is fair from a financial point of view to Queenstake and the Queenstake Shareholders.  The complete text of the Blackmont Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Appendix H.  The Blackmont Fairness Opinion is not and should not be construed as a valuation of YGC or Queenstake or their respective assets or securities or as a recommendation to any Queenstake Shareholder to vote in favour of the Queenstake Arrangement Resolution.  Queenstake Shareholders are urged to read the Blackmont Fairness Opinion in its entirety.  See “The Arrangement — Fairness Opinions”.

Court Approval

Provided that the Arrangement is approved by the requisite majorities of shareholders of YGC and Queenstake and certain other conditions are met, YGC and Queenstake will make application to the Court for the Final Order as soon as reasonably practicable after the last of the approvals of the shareholders of YGC and Queenstake to the Arrangement are obtained, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. The Final Order is not effective until filed with the Registrar of Companies for British Columbia and the Final Order will only be filed when all other conditions to closing under the Combination Agreement have been met or waived.  At the hearing for the Final Order any securityholder or creditor of YGC or Queenstake has the right to appear, be heard and present evidence if such person is of the view that his or her interests may be prejudiced by the Arrangement. A copy of the proposed form of Final Order is included as part of Appendix K hereto, but remains subject to modification as required by legal counsel or the Court.

Regulatory Approval of the Toronto Stock Exchange (“TSX”) and Listing on the American Stock Exchange (the “AMEX”)

Both YGC and Queenstake are currently listed on the TSX and Queenstake is also listed on AMEX.  Application will be made to the TSX to approve the Arrangement. YGC and Queenstake are required to obtain approval of the Arrangement from the TSX prior to the Effective Date.  Pursuant to the policies of AMEX, Yukon-Nevada is not able to succeed to Queenstake’s current AMEX listing and upon completion of the Arrangement, Queenstake’s listing on AMEX will terminate.  Pursuant to the terms of the Combination Agreement, YGC and Queenstake have agreed to use their reasonable commercial efforts to obtain the approval of AMEX to the listing on AMEX of the Yukon-Nevada Shares.  There can be no assurance as to the timing of such listing or that such a listing will be obtained.  See “Risk Factors”.

Share Exchange Procedures

At or promptly after the Effective Time, Yukon-Nevada will deposit with Pacific Corporate Trust Company as Depository or otherwise make available certificates representing the number of Yukon-Nevada Shares required to be issued to the Queenstake Shareholders (excluding Dissenting Shareholders) in connection with the Arrangement.  Upon receipt of shareholder approval to the Arrangement Resolutions, and as soon as practicable after the Meetings, YGC will cause a Letter of Transmittal to be delivered to each of the Queenstake Shareholders (excluding Dissenting Shareholders). Upon surrender to Pacific Corporate Trust Company for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Queenstake Shares (excluding shares held by Dissenting Shareholders) together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as Pacific Corporate Trust Company may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and Pacific Corporate Trust Company will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Yukon-Nevada Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. No fractional Yukon-Nevada Shares will be issued to Queenstake Shareholders upon the surrender of Queenstake Shares for exchange.

Until surrendered, each certificate which immediately prior to the Effective Time represented Queenstake Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing Yukon-Nevada Shares that the holder thereof has the right to receive in respect of the Plan of Arrangement. See “The Arrangement - Exchange Procedures”.

Description of Plan of Arrangement

Subject to certain conditions, YGC and Queenstake will combine their respective businesses and assets whereupon Queenstake will become a wholly-owned subsidiary of YGC.  Concurrent with completion of the Arrangement, YGC will change its name to Yukon-Nevada.

The essential steps in the Arrangement are as follows:

(a)                                  YGC will change its name to Yukon-Nevada Gold Corp., or such other name as may be approved by the directors of YGC and Queenstake acting reasonably, subject to Appropriate Regulatory Approval;

(b)                                 Queenstake Shareholders, other than those that have validly exercised Dissent Rights will receive one Yukon-Nevada Share for every ten Queenstake Shares held in accordance with the Share Exchange Ratio;

(c)                                  All incentive stock options and share purchase warrants of Queenstake outstanding as at the effective date of the Arrangement will be exchanged by Yukon-Nevada with appropriate adjustments to the Yukon-Nevada Shares that may be acquired and the exercise price, in accordance with the Share Exchange Ratio; and

(d)                                 The Board of Directors of Yukon-Nevada will consist of the following ten members: E. Lynn Patterson, Graham C. Dickson, R.J. MacDonald, John R.W. Fox, Robert E. Chafee, Neil J. Steenberg, Peter Holbek, Dorian (Dusty) Nicol, Peter Bojtos and Iain Harris.

Completion of the Arrangement is subject to the satisfaction or waiver of certain conditions precedent which are normal in transactions such as the Arrangement, and certain additional conditions including:

(a)                                  YGC shall have completed a financing (the “YGC Financing”) to raise minimum net proceeds of $80,000,000 for the benefit of Yukon-Nevada;  and

(b)                                 YGC will have filed and had declared effective by the SEC a registration statement on Form 40-F for the purpose of registering the YGC shares as a class under the U.S. Exchange Act.

See “The Arrangement”, “The Combination Agreement”, and “Information Concerning Yukon-Nevada Following Completion of the Arrangement”.

Treatment of Queenstake Options and Warrants

The Combination Agreement and the Plan of Arrangement provide that each Queenstake Stock Option or Queenstake Warrant will be exchanged on the basis of the Share Exchange Ratio.  As a result, holders of existing Queenstake Stock Options and Queenstake Warrants will have the right to acquire one Yukon-Nevada Share for every ten Queenstake Shares which previously could be purchased. The exercise consideration per Yukon-Nevada Share for such holders will be equal to ten times the exercise consideration per share previously payable for the exercise of the corresponding Queenstake Stock Options and Queenstake Warrants.   See “The Combination Agreement - Treatment of Warrants and Options of Queenstake”.

All Queenstake Stock Options outstanding as of the Effective Date will be exchanged for Yukon-Nevada Stock Options on the basis of the Share Exchange Ratio, and such stock options will be reflected in the number of Yukon-Nevada Stock Options outstanding under the Yukon-Nevada stock option plan. See “Adoption of Stock Option Plan”.

Summary of Combination Agreement

General

The Combination Agreement is dated effective March 16, 2007, and is made between YGC and Queenstake.  The Combination Agreement provides for the combination of the businesses of YGC and Queenstake by way of a Plan of Arrangement effected under the provisions of the BCA.

Conditions to the Arrangement

The obligations of YGC and Queenstake to complete the Arrangement are subject to the satisfaction or waiver of certain mutual conditions, including, among others: (i) the Arrangement Resolutions having been approved by the YGC Shareholders and the Queenstake Shareholders at the Meetings; (ii) the Final Order having been granted by the Court; (iii) the reconstitution of the Yukon-Nevada Board as specified in the Combination Agreement; (iv) YGC having filed and had declared effective by the SEC a registration statement to register the Yukon-Nevada Shares under the U.S. Exchange Act; (v) there not being any law, ruling, order or decree and no action having been taken by any governmental entity or regulatory authority that restrains or prohibits the Arrangement; (vi) Appropriate Regulatory Approvals having been received to the Arrangement; (vii) YGC having completed the YGC Financing; and (viii) holders of no greater than 5% of the outstanding YGC Shares or Queenstake Shares having dissented in respect of the Arrangement Resolutions.

The obligations of YGC to complete the Arrangement are subject to the satisfaction or waiver of certain additional conditions for its sole benefit, including, among others: (i) Queenstake having complied in all material respects with its covenants in the Combination Agreement; (ii) the representations and warranties of Queenstake under the Combination Agreement being true and correct in all material respects; and (iii) there having been no Material Adverse Changes with  respect to Queenstake.

The obligations of Queenstake to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others: (i) YGC having complied in all material respects with its covenants in the Combination Agreement;  (ii) the representations and warranties of YGC under the Combination Agreement being true and correct in all material respects; and (iv) there having been no Material Adverse Changes with respect to YGC.

The Combination Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Effective Date (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Combination Agreement as it relates to that party, except where such failure is the result of a breach of the Combination Agreement by such party.

Non-Solicitation

Pursuant to the Combination Agreement, YGC and Queenstake have agreed that they will not, directly or indirectly: (a) solicit or initiate any inquiries or proposals regarding any Acquisition Proposal; (b) participate in any discussions or negotiations regarding any Acquisition Proposal; (c) withdraw or modify in a manner materially adverse to the other of them the approval of its directors of the Arrangement; (d) agree to, approve or recommend any Acquisition Proposal; or (e) enter into any agreement related to any Acquisition Proposal.  Notwithstanding the foregoing, nothing will prevent or restrict the directors of YGC or Queenstake, as the case may be, (the “Target Party”) from considering any unsolicited bona fide Acquisition Proposal that may be a Superior Offer or from considering, negotiating, approving or recommending to the shareholders thereof or entering into an agreement in respect of a Superior Offer, in accordance with the terms of the Combination Agreement.  Each of YGC and Queenstake must forthwith notify the other party (the “Non-Target Party”) of any Acquisition Proposal which it receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the Non-Target Party regarding such Acquisition Proposal.

Superior Offers

Until the Combination Agreement is terminated and any amount required to be paid by the Target Party pursuant to the Combination Agreement is paid to the Non-Target Party, neither the Target Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Offer, unless: (a) the Target Party has provided the Non-Target Party with a copy of the documents containing such Superior Offer, and (b) ten business days have elapsed from the later of the date on which the Non-Target Party received notice of the determination of the directors of the Target Party to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Target Party received a copy of such Acquisition Proposal. The Non-Target Party may, during such ten business day period, offer to amend the terms of the Arrangement. The Target Party will review the terms of any such proposed amendment, and may in good faith either accept such amendment or proceed with the Acquisition Proposal if the Target Party determines in good faith that the Acquisition Proposal is still a Superior Offer.

Termination and Termination Fees

The Combination Agreement may be terminated at any time prior to the Effective Date:

(a)                                  by either of the parties if any of the conditions of the Combination Agreement for their benefit are not met on or before the dates set out in the Combination Agreement;

(b)                                 by the mutual consent of the parties;

(c)                                  by either of the parties if:

(i)                                     there shall be passed any Law that makes consummation of the transactions contemplated by the Combination Agreement illegal or otherwise prohibited;

(ii)                                  the approval of the respective party’s shareholders shall not have been obtained;

(iii)                               the board of directors of either party shall have failed to recommend or withdrawn or modified or changed in a manner adverse to the other party its approval or recommendation of the Arrangement;

(iv)                              the board of directors of either party shall have approved or recommended an Acquisition Proposal; or

(v)                                 by either party in order to enter into a definitive agreement with respect to a Superior Offer.

If the Combination Agreement is terminated:

(a)                                  by YGC as a result of a breach by Queenstake in any material respect of its covenants and representations and warranties contained in the Combination Agreement, or if the Queenstake Board fails to recommend or withdraws or modifies or changes in a manner adverse to YGC its approval or recommendation of the Arrangement, or if the Queenstake Board has approved or recommended an Acquisition Proposal, or by Queenstake in order to enter into a definitive agreement with respect to a Superior Offer, then Queenstake will pay to YGC an amount in cash equal to 5% of the market capitalization of Queenstake, determined as of the close of business on the last business date prior to the date on which the terminating event occurred.

(b)                                 by Queenstake as a result of a breach by YGC in any material respect of its covenants and representations and warranties contained in the Combination Agreement, or if the YGC Board fails to recommend or withdraws or modifies or changes in a manner adverse to Queenstake its approval or recommendation of the Arrangement, or if the YGC Board has approved or recommended an Acquisition Proposal, or by YGC in order to enter into a definitive agreement with respect to a Superior Offer, then YGC will pay to Queenstake an amount in cash equal to 5% of the market capitalization of YGC, determined as of the close of business on the last business date prior to the date on which the terminating event occurred.

In either case, such payment shall be made concurrently with such termination or failure to proceed with the Arrangement.

Completion of the Arrangement

The closing of the Arrangement is expected to occur on or about May 31, 2007; however, it is possible that completion may be delayed later than this date if the conditions to closing cannot be met on a timely basis.

Interest of Management and Others in Material Transactions

As of the date of mailing of this Circular, certain of the directors or officers of YGC and Queenstake have an interest in the Arrangement other than as an ordinary shareholder of YGC or Queenstake.  See “Information Concerning the Meetings - Interests of Certain Persons in the Arrangement”.

Certain Income Tax Considerations

A Canadian resident who holds Queenstake Shares as capital property and exchanges such shares for Yukon-Nevada Shares under the Arrangement will generally not realize a capital gain or loss under the Tax Act unless the resident chooses to recognize a gain or loss.

A non-resident who holds Queenstake Shares as capital property and exchanges such shares for Yukon-Nevada Shares under the Arrangement will generally not be subject to tax under the Tax Act if the shares are not “taxable Canadian property”.

All Queenstake Shareholders, and holders of Queenstake Stock Options should review the more detailed information under “Certain Canadian Federal Income Tax Considerations” in the Circular and should consult with their own tax advisors for specific advice regarding their own particular circumstances.

For U.S. federal income tax purposes, to the extent that the Arrangement qualifies as a Tax-Deferred Transaction (defined herein) and subject to the PFIC rules and rules under Section 367 (both discussed under “U.S. Federal Income Tax Considerations”), Queenstake Shareholders who hold their Queenstake Shares as capital property generally are expected to be able to exchange their Queenstake Shares for Yukon-Nevada Shares under the Arrangement without recognizing a capital gain or loss (see “U.S. Federal Income Tax Considerations”).

Holders of securities of Queenstake should consult their tax advisors for specific advice concerning the tax consequences of the Arrangement.

Securities Law Information for Canadian Shareholders

The issuance under the Arrangement of Yukon-Nevada Shares to Queenstake Shareholders will constitute a distribution of shares by Yukon-Nevada which will be exempt from the registration and prospectus requirements of the securities legislation in all Provinces and Territories of Canada, except the Yukon Territory, in which registered Shareholders are resident.

Yukon-Nevada has applied to the Yukon Securities Commission for a discretionary exemption from the prospectus and registration requirements of the Securities Act (Yukon) for the distribution of Yukon-Nevada Shares pursuant to the Arrangement to shareholders resident in the Yukon.  There can be no assurance that the exemption will be granted as requested.

Yukon-Nevada Shares received pursuant to the Arrangement by holders of Queenstake Shares who are resident in Canada, may be freely sold pursuant to the securities laws of Canada provided that:  (1) any person, company or combination of persons or companies holding a sufficient number of Yukon-Nevada Shares to affect materially the control of Yukon-Nevada will be restricted in reselling such shares pursuant to applicable securities laws; (2) no unusual effort is made to prepare the market or to create a demand for the Yukon-Nevada Shares; (3) no extraordinary commission or other consideration is paid to a person or company in respect of the trade; and (4) if the selling shareholder is an insider (including a senior officer) of Yukon-Nevada, as the case may be, the selling shareholder has no reasonable grounds to believe that Yukon-Nevada is in default of securities legislation.

To the extent that holders of Queenstake Shares reside in non-Canadian jurisdictions, the Yukon-Nevada Shares received by such shareholders may be subject to certain additional trading restrictions under applicable securities laws. All such holders of Queenstake Shares residing outside Canada and the United States are advised to consult their own legal advisors regarding such resale restrictions.

Securities Law Information for United States Shareholders

The Yukon-Nevada Securities to be issued to the Queenstake securityholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States.  Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each applicable state of the United States.  Section 3(a)(10) of the U.S. Securities Act exempts from registration under such Act securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear.

The Yukon-Nevada Securities received pursuant to the Arrangement may be resold without restriction by persons who were not “affiliates” of Queenstake or YGC immediately before the Arrangement and who are not “affiliates” of Yukon-Nevada after the Arrangement.  An “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer.  Usually that includes the directors, executive officers and major shareholders of the issuer.  See “Securities Laws Considerations — U.S. Securities Laws”.

THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OF CANADA, NOR HAS THE SEC OR SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OF CANADA PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Dissenting Shareholders Rights

Shareholders of YGC and Queenstake are entitled as a consequence of the Arrangement to dissent and be paid the fair value of their YGC Shares and Queenstake Shares, respectively, if such shareholders give notice that they object to the Arrangement and YGC and Queenstake proceed to make it effective. The notice and dissent procedure requirements MUST BE STRICTLY OBSERVED. One of the conditions to the Arrangement proceeding is that notices of dissent are not received for a number of the YGC Shares or Queenstake Shares in excess of 5% of their respective issued and outstanding common shares as that may make the Arrangement, in the opinion of YGC and Queenstake, impractical. See “Dissenting Shareholder Rights”.

Risk Factors of the Arrangement

YGC Shareholders and Queenstake Shareholders should consider a number of risk factors in evaluating whether to approve the Arrangement Resolutions.  These risk factors include certain risks related to the Arrangement which are discussed in greater detail herein under “Risk Factors of the Arrangement” and risks relating to the business of YGC and Queenstake which are described in Appendices C and F to this Circular.

YGC Selected Consolidated Financial Information

The following selected consolidated financial information has been derived from the audited consolidated financial statements of YGC for the years ended December 31, 2006, 2005 and 2004 (collectively, the “YGC Financial Statements”). The YGC Financial Statements are attached as Appendix D to this Circular and reference should be made to the YGC Financial Statements and the notes thereto and the auditors’ reports thereon.

	Years Ended December 31
	2006	2005	2004

Statement of Operations Data:
Net loss	(1,349,417)	(1,444,813)	(782,121)
General and administrative expenses	635,564	499,295	321.292
Basic and diluted net loss per share	(0.03)	(0.04)	(0.068)

	As at December 31
	2006	2005

Balance Sheet Data:
Cash	5,059,690	48,134
Mineral Properties	20,470,237	12,687,002
Working capital	6,158,067	5,429,611
Total assets	37,188,835	21,761,974
Long-term liabilities	6,563,191	4,045,468
Total Liabilities	7,360,793	4,512,295
Shareholders’ equity	29,828,042	17,249,679

Queenstake Selected Consolidated Financial Information

The following selected consolidated financial information has been derived from the audited consolidated financial statements of Queenstake for the years ended December 31, 2006, 2005 and 2004 (collectively, the “Queenstake Financial Statements”). The Queenstake Financial Statements are attached as Appendix G to this Circular and reference should be made to the Queenstake Financial Statements and the notes thereto and the auditor’s report thereon.

	Years Ended December 31
(in thousands of U.S. dollars)	2006	2005	2004
	(US$)	(US$)	(US$)

Statement of Operations Data:
Net loss	(20,844)	(19,671)	(22,126)
General and administrative expenses	4,418	4,915	3,381
Basic net loss per share and diluted	(0.04)	(0.04)	(0.06)

	As at December 31
(in thousands of U.S. dollars)	2006	2005
	(US$)	(US$)
Balance Sheet Data:
Cash and cash equivalents	6,580	10,225
Mineral Properties	51,491	45,692
Working capital	(12,356)	4,810
Total assets	123,191	93,339
Long-term debt	1,997	2,117
Total Liabilities	80,370	42,408
Shareholders’ equity	42,821	50,931

Selected Pro-Forma Consolidated Financial Information

Appendix I attached to this Circular contains unaudited pro forma condensed consolidated financial information for YGC based upon the completion of the Arrangement. The unaudited pro forma condensed consolidated balance sheet has been prepared on the basis that the Arrangement occurred on December 31, 2006. The unaudited pro forma condensed consolidated statements of operations have been prepared for the year ended December 31, 2006 on the basis that the Arrangement occurred on January 1, 2006. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements of YGC and Queenstake contained in Appendices D and G respectively to this Circular.

Year ended
December 31, 2006
(Unaudited)
Statement of Operations Data:
Net loss	(48,443,399)
General and administrative expenses	6,401,760
Basic net loss per share and diluted	($0.28)

As at December 31, 2006
(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	103,675,267
Working capital	75,475,401
Mineral properties	69,749,933
Total assets	361,619,023
Long-term liabilities, excluding current portion	66,707,801
Total liabilities, excluding future income tax	103,902,186
Shareholders’ equity	221,896,212

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms will have the meanings set forth below when read in this Circular, including the preceding Summary.  These terms are not always used herein and may not conform to the defined terms used in Schedules and Appendices to this Circular.

“Acquisition Proposal” means any proposal with respect to either Company for a merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of such Company’s assets, or any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could, in any case, constitute a material change or de facto change of control of a Company, other than the Arrangement.

“Affiliate” has the meaning attributed to that term in the Securities Act.

“AMEX” means the American Stock Exchange.

“AMF” means Autorité des Marchés Financiers, the securities regulatory authority in the Province of Quebec, Canada.

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory authorities or self-regulatory organizations and the TSX and AMEX.

“Arrangement” means the arrangement under section 288 et. seq. of the BCA, on the terms and subject to the conditions set out in the Plan of Arrangement subject to any amendment or supplement thereto made in accordance with the Combination Agreement or made at the direction of the Court.

“Arrangement Resolutions” means the Queenstake Arrangement Resolution and the YGC Arrangement Resolution approving the Arrangement.

“BCA” means the Business Corporations Act (British Columbia), as amended.

“Blackmont” means Blackmont Capital Inc.

“Blackmont Fairness Opinion” means the written opinion dated April 17, 2007 from Blackmont delivered to the Queenstake Board in connection with the Arrangement, a copy of which is attached as Appendix H to this Circular.

“business day” means any day other than a Saturday, a Sunday or a civic or statutory holiday, within the meaning of the Interpretation Act (British Columbia), in Vancouver, British Columbia.

“Canadian GAAP” means Canadian generally accepted accounting principles from time to time and which meet the standards established by the Canadian Institute of Chartered Accountants.

“Certified Plan of Arrangement” means the certified copy of the Plan of Arrangement to be issued by the Registrar pursuant to the provisions of the BCA giving effect to the Arrangement.

“CIBC Mellon” means CIBC Mellon Trust Company, the registrar and transfer agent of Queenstake.

“Circular” means this joint management information circular, including all schedules and appendices hereto, sent to the YGC Shareholders and the Queenstake Shareholders in connection with the YGC Meeting and the Queenstake Meeting, respectively.

“Combination Agreement” means the combination agreement dated effective March 16, 2007 as it may be subsequently amended between YGC and Queenstake which was entered into for the purpose of effecting the Arrangement, a copy of which is available under the material documents filed by YGC and Queenstake on SEDAR at www.sedar.com.

“Commissions” means the securities commissions of all provinces and territories of Canada.

“Company” means any one of YGC and Queenstake and “Companies” means both of them.

“Court” means the Supreme Court of the Province of British Columbia.

“Depository” means Pacific Corporate Trust Company, acting as depository for the issue of the Yukon-Nevada Shares to the Queenstake Shareholders upon deposit of their Queenstake Shares.

“Dissent Notice” means a written objection to the Arrangement Resolutions made by a registered YGC Shareholder or Queenstake Shareholder in accordance with the Dissent Procedures.

“Dissent Procedures” means the dissent procedures described under “Dissenting Shareholders’ Rights”.

“Dissent Rights” means the right of a registered YGC Shareholder or Queenstake Shareholder to dissent in respect of the Arrangement Resolutions in strict compliance with the Dissent Procedures as more particularly described in Appendix L to this Circular.

“Dissenting Shareholder” means a registered YGC Shareholder or Queenstake Shareholder who dissents in respect of the Arrangement Resolutions in strict compliance with the Dissent Procedures.

“Effective Date” means the date on which a certified copy of the Final Order approving the Plan of Arrangement is accepted for filing by the Registrar, currently anticipated to be May 31, 2007.

“Effective Time” means 12:01 a.m. (Pacific Standard Time) on the Effective Date at which the Arrangement becomes effective in accordance with its terms.

“Final Order” means the final order of the Court approving the Plan of Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed, the proposed form of which is attached as Appendix K to this Circular.

“Foreign Private Issuer” means a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act.

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, including securities regulatory authorities, domestic or foreign, (ii) subdivision, agency, commission, board, or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, a copy of which is attached as Appendix J to this Circular.

“Letter of Transmittal” means the letter of transmittal forwarded by Queenstake to Queenstake Shareholders which, when duly completed and forwarded to PCTC with a certificate representing their Queenstake Shares, will enable the Queenstake Shareholders to exchange their Queenstake Shares for Yukon-Nevada Shares upon the completion of the Arrangement.

“Material Adverse Change”, when used in connection with YGC or Queenstake, means any change, event, occurrence or change in state of facts with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its Subsidiaries including any actual or threatened enforcement, civil or other proceeding by a Governmental Entity that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such party and its Subsidiaries taken as a whole, other than any change, event or occurrence (i) relating to the Canadian or United States’ economy or financial, currency exchange, securities or commodity markets in general, or in markets for gold on a current or forward basis, (ii) affecting the Canadian or United States gold mining industry in general, other than where the effects of such change on the relevant party are materially disproportionate to the effects of such change on the other party or (iii) related to the Arrangement or the public announcement thereof or the trading prices of the Queenstake Shares or the YGC Shares immediately following or reasonably attributable to the announcement of the Arrangement.

“Meetings” means the YGC Meeting and the Queenstake Meeting, collectively, and “Meeting” means either one of them, as applicable.

“NI 43-101” means National Instrument 43-101 — Standards for Disclosure for Mineral Projects adopted by the Securities Commissions.

“Notice of Meeting” means the YGC Notice of Meeting or the Queenstake Notice of Meeting, as the context requires.

“Pacific International” means Pacific International Securities Inc.

“Pacific International Fairness Opinion” means the written opinion dated April 16, 2007 from Pacific International delivered to the YGC Board in connection with the Arrangement, a copy of which is attached as Appendix F to this Circular.

“PCTC” means Pacific Corporate Trust Company, the registrar and transfer agent of YGC.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, native band, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement in respect of the Arrangement under section 288 et seq. of the BCA substantially in the form attached to this circular as Appendix B, as amended, modified or supplemented from time to time in accordance with the Plan of Arrangement or the Combination Agreement or made at the direction of the Court (with the consent of YGC and Queenstake acting reasonably) in the Final Order.

“Pre-Effective Date Period” shall mean the period from and including the date hereof to and including the Effective Time.

“qualified person under NI 43-101” means an individual who

(a)                                  is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)                                 has experience relevant to the subject matter of the mineral project and the technical report; and

(c)                                  is a member in good standing of a professional association recognized for the purposes of NI 43-101.

“Queenstake” means Queenstake Resources Ltd., a corporation existing under the BCA.

“Queenstake Arrangement Resolution” means the special resolution of the Queenstake Shareholders approving the Arrangement by a majority of at least two thirds of the Queenstake Shares voted in person or by proxy at the

Queenstake Meeting in accordance with Section 289 of the BCA (or any replacement thereof) as contemplated in the Combination Agreement, such special resolution to be substantially in the form and content as set out in Appendix A hereto.

“Queenstake Assets” means all assets, property and rights in which Queenstake holds an interest directly or indirectly through any Subsidiary of Queenstake.

“Queenstake Board” means the Board of Directors of Queenstake.

“Queenstake Bridge Loan” means the US$8,000,000 secured convertible bridge loan facility, as amended, which currently matures on May 31, 2007.

“Queenstake Meeting” means the annual and special meeting of the Queenstake Shareholders to be held on May 18, 2007 in accordance with the terms of the Interim Order (including any adjourned or postponed meeting) for the purpose of considering and, if deemed advisable, approving the Queenstake Arrangement Resolution.

“Queenstake Mineral Properties” means those mineral properties, claims and leases in which Queenstake or the Queenstake Subsidiaries have an interest.

“Queenstake Notice of Meeting” means the notice of the Queenstake Meeting sent to Queenstake Shareholders together with this Circular.

“Queenstake Securities” means the Queenstake Shares, the Queenstake Stock Options and the Queenstake Warrants.

“Queenstake Shareholders” means the holders of Queenstake Shares set out from time to time in the register maintained by or on behalf of Queenstake in respect of Queenstake Shares

“Queenstake Shares” means the common shares without par value in the capital of Queenstake as constituted on the day hereof.

“Queenstake Stock Options” means the rights (whether or not vested) to purchase Queenstake Shares which are from time to time outstanding under the Queenstake Stock Option Plan.

“Queenstake Stock Option Plan” means the stock option plan of Queenstake dated March 1995, as subsequently amended and as constituted as of the date hereof pursuant to which participants are granted Queenstake Stock Options.

“Queenstake Subsidiaries” means, collectively, Queenstake Resources USA Inc., a corporation existing under the laws of Delaware and Castle Exploration Inc., a corporation existing under the laws of the State of Colorado.

“Queenstake Warrants” means the outstanding warrants to purchase Queenstake Shares issued by Queenstake and currently outstanding.

“Record Date” means the date that is set by each of the Companies as the date at which shareholders of record of each of Queenstake and YGC will be able to vote at the Queenstake Meeting and the YGC Meeting, respectively.

“Registrar” means the Registrar of Companies appointed pursuant to the BCA.

“SEC” means the United States Securities and Exchange Commission.

“Share Exchange Ratio” means one Yukon-Nevada Share which each Queenstake Shareholder (other than those who exercise Dissent Rights) will be entitled to receive upon the completion of the Arrangement for each ten Queenstake Shares held.

“Special Resolution” means a resolution passed by the holders of shares representing at least two thirds of the votes cast by those shareholders of the respective Company who, being entitled to do so, vote in person or by proxy in respect of that resolution at the respective Meeting.

“Stock Option Plan Resolution” means the resolution of the YGC Shareholders and the Queenstake Shareholders approving a Stock Option Plan for Yukon Nevada, substantially in the form and content set out under the heading “Adoption of Stock Option Plan”.

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and includes any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of YGC, includes the YGC Subsidiaries and, in the case of Queenstake, includes the Queenstake Subsidiaries.

“Superior Offer” means an unsolicited bona fide offer, the terms of which are considered in good faith by the board of directors of YGC or Queenstake (following consultation with and advice received from independent outside legal counsel), as applicable, to be clearly superior to the terms of the Arrangement, and which must be accepted and/or recommended to shareholders in order to meet the board of directors’ fiduciary obligations.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Termination Date” means June 30, 2007 or any later date as may be agreed to in writing by YGC and Queenstake.

“TSX” means the Toronto Stock Exchange.

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Code” means the United States Internal Revenue Code of 1986, as amended.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. GAAP” means generally accepted accounting principles as applied in the United States.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“US$” means United States dollars.

“YGC” means YGC Resources Ltd., a corporation existing under the BCA.

“YGC Agent’s Options” means the outstanding agent’s options of YGC exercisable to acquire YGC Agent’s Units.

“YGC Agent’s Units” means the units which may be issued upon exercise of the YGC Agent’s Options and upon receipt of payment in full therefor.  Each Agent’s Unit consists of one YGC Share and one half of one YGC Warrant.

“YGC Arrangement Resolution” means the special resolution of the YGC Shareholders approving the Arrangement by a majority of at least two thirds of the YGC Shares voted in person or by proxy at the YGC Meeting in accordance with Section 289 of the BCA (or any replacement thereof) as contemplated in the Combination Agreement, such special resolution to be substantially in the form and content as set out in Appendix A hereto.

“YGC Assets” means all assets, property and rights in which YGC holds an interest directly or indirectly through any Subsidiary of YGC.

“YGC Board” means the board of directors of YGC.

“YGC Financing” means the financing to be conducted by YGC for the benefit of Yukon-Nevada to raise minimum net proceeds to YGC of $80,000,000 as a condition precedent to completion of the Arrangement.

“YGC Financing Resolution” means the ordinary resolution of the YGC Shareholders approving the issuance of up to 94,500,000 Yukon-Nevada Shares that may be issued on a private placement basis in connection with the YGC Financing, substantially in the form and content set out under the heading “The YGC Financing”.

“YGC Meeting” means the annual and special meeting of the YGC Shareholders to be held on May 18, 2007 in accordance with the terms of the Interim Order (including any adjourned or postponed meeting) for the purpose of considering and, if deemed advisable, approving the YGC Arrangement Resolution.

“YGC Mineral Properties” means those mineral properties, claims and leases in which YGC or the YGC Subsidiaries have an interest.

“YGC Notice of Meeting” means the notice of the YGC Meeting sent to YGC Shareholders together with this Circular.

“YGC Shareholders” means the holders of YGC Shares set out from time to time in the register maintained by or on behalf of YGC in respect of YGC Shares.

“YGC Shares” means common shares without par value in the capital of YGC as constituted on the date hereof.

“YGC Stock Options” means the outstanding options to purchase YGC Shares issued pursuant to the YGC Stock Option Plan.

“YGC Stock Option Plan” means the stock option plan of YGC as approved by the YGC Shareholders on May 19, 2005 and as constituted as of the date hereof pursuant to which participants are granted YGC Options.

“YGC Subsidiaries” means, collectively, Ketza River Holdings Ltd., a corporation existing under the laws of the Yukon Territory and YGC Arizona Resources, Inc. a corporation existing under the laws of the State of Arizona.

“Yukon-Nevada Board” means the Board of Directors of Yukon-Nevada as constituted upon completion of the Arrangement.

“Yukon-Nevada Securities” means Yukon-Nevada Shares, Yukon-Nevada Stock Options and Yukon-Nevada Warrants.

“Yukon-Nevada Shares” means common shares in the capital of Yukon-Nevada as constituted upon completion of the Arrangement.

“Yukon-Nevada Stock Options” means options to purchase Yukon-Nevada Shares including any such options issued in exchange for Queenstake Stock Options in accordance with the Plan of Arrangement.

“Yukon-Nevada Stock Option Plan” means the new stock option plan of Yukon-Nevada to be approved at the YGC Meeting and the Queenstake Meeting.

“Yukon-Nevada Warrants” means warrants to purchase Yukon-Nevada Shares including any such warrants issued in exchange for Queenstake Warrants in accordance with the Plan of Arrangement.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of YGC and Queenstake, respectively, for use at,

(a)                                  the YGC Meeting to be held on May 18, 2007 at the Okanagan Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, Canada at the time and for the purposes set forth in the accompanying YGC Notice of Meeting; and

(b)                                 the Queenstake Meeting to be held on May 18, 2007 at the Shuswap Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, Canada at the time and for the purposes set forth in the accompanying Queenstake Notice of Meeting.

The solicitation of proxies by management of YGC and Queenstake will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of each of YGC and Queenstake.  In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting shares in the capital of each of YGC and Queenstake held on record by such persons and each of YGC and Queenstake may reimburse such persons for reasonable fees and disbursements incurred by them in so doing.  YGC and Queenstake will bear their respective costs in respect of the solicitation of proxies for their respective Meetings.  In addition, Queenstake has retained Allen Nelson & Co., a proxy solicitation firm based in Seattle, Washington as a soliciting agent to assist in the dissemination of materials and the solicitation of proxies on behalf of management for use at the Queenstake Meeting.  Queenstake will pay Allen Nelson & Co. a fee estimated at US$25,000 for such services and will reimburse it for its mailing costs and reasonable out-of-pocket expenses.

Appointment of Proxyholders

YGC

The individuals named in the accompanying form of proxy are officers and/or directors of YGC.  Each YGC Shareholder has the right to appoint a person or company, who need not be a YGC Shareholder, to attend and act for such shareholder on the shareholder’s behalf at the YGC Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person or company in the blank spaces provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

YGC Shareholders may wish to vote by proxy whether or not they are able to attend the YGC Meeting in person.  Registered YGC Shareholders electing to submit a proxy must complete, date and sign the attached form of proxy and deliver it to the office of PCTC, YGC’s transfer agent, by fax to 604-689-8144, by mail or by hand at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia,  V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the YGC Meeting or the adjournment thereof at which the proxy is to be used.

The proxy form must be executed by the YGC Shareholder or his attorney authorized in writing, or if a YGC Shareholder is a corporation, the proxy form should be signed in its corporate name under its corporate seal by an authorized officer of such corporation whose title should be indicated.  A proxy form signed by a person acting as attorney or in some other representative capacity should indicate such person’s capacity under his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

Submitting a proxy by mail, fax, internet, telephone voting, or by hand, as set out in the YGC form of proxy are the only methods by which a YGC Shareholder may appoint a person as proxy other than a director or officer of YGC named on the form of proxy.

Queenstake

The individuals named in the accompanying form of proxy are officers and/or directors of Queenstake.  Each Queenstake Shareholder has the right to appoint a person or company, who need not be a Queenstake Shareholder, to attend and act for such shareholder on the shareholder’s behalf at the Queenstake Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person or company in the blank spaces provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

Queenstake Shareholders may wish to vote by proxy whether or not they are able to attend the Queenstake Meeting in person.  Registered Queenstake Shareholders electing to submit a proxy must complete, date and sign the attached form of proxy and deliver it to the office of CIBC Mellon, Queenstake’s transfer agent, by fax, within North America to 1-866-781-3111, outside North America to 416-368-3976, by mail at PO Box 721, Agincourt, Ontario,  M5A 4K9 or by hand at 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Queenstake Meeting or the adjournment thereof at which the proxy is to be used.

The proxy form must be executed by the Queenstake Shareholder or his attorney authorized in writing, or if a Queenstake Shareholder is a corporation, the proxy form should be signed in its corporate name under its corporate seal by an authorized officer of such corporation whose title should be indicated.  A proxy form signed by a person acting as attorney or in some other representative capacity should indicate such person’s capacity under his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

Submitting a proxy by mail, fax or by hand are the only methods by which a Queenstake Shareholder may appoint a person as proxy other than a director or officer of Queenstake named on the form of proxy.

Voting of Proxies

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the YGC Shares or Queenstake Shares, as the case may be, represented thereby in accordance with the instructions of the YGC Shareholder or Queenstake Shareholder on any ballot that may be called for.  If the YGC Shareholder or Queenstake Shareholder has specified a choice with respect to any matter to be acted upon, their respective YGC Shares or Queenstake Shares will be voted accordingly.  The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)                                  each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)                                 any amendment to or variation of any matter identified therein, and

(c)                                  any other matter that properly comes before the YGC Meeting or Queenstake Meeting, as the case may be.

In respect of a matter for which a choice is not specified in the respective proxy, the nominees named in the accompanying forms of proxy will vote the YGC Shares or Queenstake Shares represented by the respective proxy at their own discretion for the approval of such matter.

Advice to Beneficial (Non-Registered) Shareholders

The information set forth in this section is of significant importance to many YGC Shareholders and Queenstake Shareholders, as a substantial number of such shareholders do not hold their shares in their own name.  Shareholders who do not hold their YGC Shares or Queenstake Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of YGC and Queenstake as the registered holders of YGC Shares and Queenstake Shares, respectively, can be recognized and acted upon at the YGC Meeting and Queenstake Meeting, as the case may be.  If YGC Shares or

Queenstake Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of YGC or Queenstake.  Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada, the vast majority of such shares are registered under the names of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the appropriate Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the forms of proxy provided to registered shareholders by YGC and Queenstake.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada.  ADP mails a voting instruction form in lieu of the forms of proxy provided by YGC and Queenstake.  The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the appropriate Meeting.  A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of either YGC or Queenstake) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the appropriate Meeting.  To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form.  The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the appropriate Meeting.  A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote shares directly at the appropriate Meeting - the voting instruction form must be returned to ADP well in advance of the appropriate Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meetings for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the appropriate Meeting as proxyholder for the registered shareholder and vote the shares in that capacity.  Beneficial Shareholders who wish to attend at the respective Meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the appropriate Meeting and vote their shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder of YGC or Queenstake who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to PCTC or at the address of the registered office of YGC at 1040-999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, or to CIBC Mellon or at the registered office of Queenstake at 3350-1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L2, as the case may be, at any time up to and including the last business day that precedes the day of the applicable Meeting or, if the Meetings are adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the applicable Meeting on the day of the Meetings or any reconvening thereof, or in any other manner provided by law.  In addition, a proxy may be revoked by the registered YGC Shareholder or Queenstake Shareholder personally attending the applicable Meeting and voting their shares.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INFORMATION CONCERNING THE MEETINGS

Time, Date and Place

YGC

The YGC Meeting will be held at the Okanagan Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, Canada on Friday, May 18, 2007 at 10:00 a.m. (Pacific Daylight Time) as set forth in the YGC Notice of Meeting.

Queenstake

The Queenstake Meeting will be held at the Shuswap Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, Canada on Friday, May 18, 2007 at 10:30 a.m. (Pacific Daylight Time) as set forth in the Queenstake Notice of Meeting.

Record Date and Shares Entitled to Vote

YGC

At the close of business on YGC’s Record Date as at April 5, 2007 there were 63,465,220 YGC Shares outstanding.  YGC Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the YGC Meeting.

Queenstake

At the close of business on Queenstake’s Record Date as at March 29, 2007 there were 585,171,068 Queenstake Shares outstanding.  Queenstake Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Queenstake Meeting.

Matters to be Considered

YGC

At the YGC Meeting, the YGC Shareholders will be asked to consider and vote upon:

(a)                                  Annual General Meeting Matters

(i)                                     the election of eight directors of YGC; and

(ii)                                  the appointment of KPMG LLP as YGC’s (and effectively Yukon-Nevada’s) auditor;

(b)                                 Special Meeting Matters

(i)                                     the YGC Arrangement Resolution;

(ii)                                  the YGC Financing Resolution;

(iii)                               the Stock Option Plan Resolution; and

(iv)                              such other matters as may properly come before the YGC Meeting.

The YGC Board of Directors unanimously recommends that YGC Shareholders vote IN FAVOUR of all annual general meeting matters and the YGC Arrangement Resolution, the YGC Financing Resolution and the Stock Option Plan Resolution.  See “The Arrangement”, “The YGC Financing” and “Adoption of Stock Option Plan”.

It is a mutual condition of the completion of the Arrangement that the YGC Arrangement Resolution be approved by the YGC Shareholders at the YGC Meeting.  The Arrangement is conditional on completion of the YGC Financing, among other things, and therefore should the resolution approving the issuance of securities under the YGC Financing not be approved, the Arrangement is unlikely to complete.

Queenstake

At the Queenstake Meeting, the Queenstake Shareholders will be asked to consider and vote upon:

(a)                                  Annual General Meeting Matters

(i)                                     the election of six directors of Queenstake; and

(ii)                                  the appointment of PricewaterhouseCoopers LLP as Queenstake’s auditors;

(b)                                 Special Meeting Matters

(i)                                     the Queenstake Arrangement Resolution;

(ii)                                  the Stock Option Plan Resolution; and

(iii)                               such other matters as may properly come before the Queenstake Meeting.

The Queenstake Board of Directors unanimously recommends that Queenstake Shareholders vote IN FAVOUR of all annual general meeting matters and the Queenstake Arrangement Resolution and the Stock Option Plan Resolution.  See “The Arrangement” and “Adoption of Stock Option Plan”.  Upon the Effective Date of the Arrangement it is intended that, except for Mr. Dusty Nicol and Mr. Peter Bojtos, each of the current members of the Queenstake Board will resign and will be replaced by nominees of Yukon-Nevada.

It is a mutual condition of the completion of the Arrangement that the Queenstake Arrangement Resolution be approved by the Queenstake Shareholders at the Queenstake Meeting.

Principal Shareholders

YGC

As at the Record Date, to the knowledge of the directors and officers of YGC, no persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the YGC Shares.

Queenstake

As at December 31, 2006, to the knowledge of the directors and officers of Queenstake, no persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Queenstake Shares, other than as set out below:

Shareholder Name	Number of Shares	Percentage of Issued Queenstake Shares
Sprott Asset Management	96,383,200	16.5%

Quorum and Votes Required for Certain Matters

YGC

The presence of two persons entitled to vote at meetings of YGC Shareholders, either as shareholders or proxyholders, and holding or representing more than 5% of the YGC Shares entitled to vote at the YGC Meeting, will constitute a quorum for the YGC Meeting.

The YGC Arrangement Resolution requires the affirmative vote of not less than two thirds of the votes cast by YGC Shareholders who, being entitled to do so, vote in person or by proxy in respect of that resolution at the YGC Meeting.  The YGC Financing Resolution, the Stock Option Plan Resolution and the resolution to approve the change of the auditor to KPMG LLP require the affirmative vote of a majority of the votes cast by YGC Shareholders who, being entitled to do so, vote in person or by proxy in respect of the respective resolution at the YGC Meeting.

Queenstake

The presence of two persons entitled to vote at meetings of Queenstake Shareholders, either as shareholders or proxyholders, and holding or representing more than 5% of the Queenstake Shares entitled to vote at the Queenstake Meeting, will constitute a quorum for the Queenstake Meeting.

The Queenstake Arrangement Resolution requires the affirmative vote of not less than two thirds of the votes cast by Queenstake Shareholders who, being entitled to do so, vote in person or by proxy in respect of that resolution at the Queenstake Meeting.  The Stock Option Plan Resolution requires the affirmative vote of a majority of the votes cast by Queenstake Shareholders who, being entitled to do so, vote in person or by proxy in respect of that resolution at the Queenstake Meeting.

Interests of Certain Persons in the Arrangement

In considering the recommendations of the YGC Board and the Queenstake Board to vote in favour of the matters discussed in this Circular, shareholders of YGC and Queenstake should be aware that some of the directors and executive officers of YGC and Queenstake may have interests in the Arrangement that are different from, or in addition to, the interests of shareholders of YGC and Queenstake generally.

YGC

Pursuant to a Consulting Agreement effective June 1, 2006 with Celec Inc. (“Celec”), YGC retained Celec to provide the personal services of Graham C. Dickson as the President and as a consultant to YGC for a period of two years for an annual payment of $180,000.  See Appendix C attached to this Circular for further details regarding the agreement with Celec.

Upon completion of the Arrangement, it is intended that all of the officers and directors of YGC will be officers and directors of Yukon-Nevada.  See “Information Concerning Yukon-Nevada Following Completion of the Arrangement”.

The directors and executive officers of YGC do not own any securities of Queenstake.

Queenstake

Queenstake has entered into employment agreements (collectively, the “Queenstake Employment Agreements”) with Dorian “Dusty” Nicol as President and Chief Executive Officer of Queenstake, Eric Edwards as Chief Financial Officer of Queenstake and Wendy Yang as Vice President, Investor Relations.  The completion of the Arrangement will result in a change of control of Queenstake. See Appendix F attached to this Circular for further details regarding the Queenstake Employment Agreements.

The Employment Agreement of Mr. Nicol provides that in the event of a change of control of Queenstake, if Mr. Nicol’s employment is terminated within 90 days or if Mr. Nicol resigns within 90 days from the date of the change of control, Mr. Nicol is entitled to a payment in the amount of two and one-half years’ salary and 12 months benefits.

The Employment Agreement of Mr. Edwards provides that in the event of a change of control of Queenstake, if Mr. Edwards’ employment is terminated within 90 days or if Mr. Edwards resigns within 90 days from the date of the change of control, Mr. Edwards is entitled to a payment in the amount of two years’ salary and 12 months benefits.

The Employment Agreement of Ms. Yang provides that in the event of a change of control of Queenstake, if Ms. Yang’s employment is terminated within 90 days or if Ms. Yang resigns within 90 days from the date of the change of control, Ms. Yang is entitled to a payment in the amount of one and one-half  years’ salary and 12 months benefits.

Completion of the Arrangement will constitute a change of control of Queenstake for the purposes of the employment agreements of Messrs. Nicol and Edwards and Ms. Yang.

Upon completion of the Arrangement, certain of the officers and directors of Queenstake will become officers and directors of Yukon-Nevada and will receive Yukon-Nevada Stock Options in exchange for the Queenstake Stock Options currently held by them.  In particular Mr. Nicol will become a director and the Vice President, Exploration of Yukon-Nevada and Peter Bojtos will become a director of Yukon-Nevada.  Upon completion of the Arrangement all unvested Queenstake Options of the directors and officers of Queenstake will immediately vest. See “The Combination Agreement - Treatment of Warrants and Options of Queenstake” and “Information Concerning Yukon-Nevada Following Completion of the Arrangement”.

The directors and executive officers of Queenstake do not own any securities of YGC.

THE ARRANGEMENT

The Arrangement will result in the combination of the businesses and assets of YGC and Queenstake whereby Queenstake will become a wholly-owned subsidiary of YGC.  Upon completion of the Arrangement, YGC will change its name to Yukon-Nevada.

Benefits of the Arrangement

The YGC Board and the Queenstake Board believe that the Arrangement will have the following results for their respective shareholders:

(a)                                  the Arrangement is a key step in the growth of Yukon-Nevada to become a mid-tier North American gold producer.

(b)                                 the Arrangement will combine the mineral property interests of YGC and Queenstake in North America to create operating efficiency with emphasis on production from the Jerritt Canyon gold mine in Nevada, and the advancement towards near term production of the Ketza River gold property in the Yukon;

(c)                                  the business combination will yield benefits to the shareholders of Yukon-Nevada by providing a greater asset base and capitalization, creating operating synergies and efficiency, reducing overhead and creating a broader share trading market with the potential for greater liquidity;

(d)                                 the Arrangement will allow an aggressive and sustained exploration program throughout the extensive and prospective land packages that will be wholly owned by Yukon-Nevada in Nevada and the Yukon.

(e)                                  the combined company will be well positioned for internal growth and have the financial strength and flexibility to take advantage of further consolidation and acquisition opportunities in the gold mining industry;

(f)                                    the combined company will have an experienced and entrepreneurial management team with significant operating experience; and

(g)                                 the combined company will have a more diversified geographic base, while maintaining low political risk.

YGC Background

In mid-2006, management and the Board of Directors of YGC discussed the possibility and merits of a growth strategy based on acquisition of additional advanced properties or of companies with advanced properties or properties in production.  YGC’s only properties consist of the Ketza River property in the Yukon Territory, and an early-stage copper property in Arizona.  In late 2006, after having reviewed and rejected several acquisition opportunities, management of YGC focused its attention on Queenstake, which in October, 2006, had publicly announced that it had retained Blackmont to review strategic alternatives to increase shareholder value.

YGC saw an opportunity to utilize its in-house technical expertise to improve the efficiency of Queenstake’s Jerritt Canyon gold mine.  In addition, a combination of the two companies would result in a company with current production and a property in the development stage.  In early 2007, YGC and Queenstake executed mutual non-disclosure agreements, and each company undertook an initial review of the business and properties of the other.  On February 5, 2007, the two companies announced that they had executed a letter agreement outlining the terms under which the two companies would combine their respective businesses.

On February 2, 2007, YGC entered into an agreement with Pacific International and Casimir Capital LP (“Casimir”), pursuant to which Pacific International and Casimir (collectively the “Advisors”) agreed to act as YGC’s financial advisors with respect to the Arrangement.  Pacific International and Casimir will each be paid 0.75% of the value of the YGC Shares issued on the completion of the Arrangement, based on their market value on the day preceding the completion of the Arrangement.  The Advisors also agreed to provide a fairness opinion with respect to the fairness, from a financial point of view of the Arrangement to the YGC Shareholders, and were appointed the exclusive agents to conduct the YGC Financing.

On February 16, 2007, the YGC Board met to review a presentation by an independent geological consultant of the commercial potential of Queenstake’s Jerritt Canyon Property, Nevada.  On March 13, 2007, the YGC Board met to review the terms and conditions of the comprehensive Combination Agreement with Queenstake, and approved it subject to the amendment to certain terms and certain conditions.

Effective March 16, 2007, YGC and Queenstake settled the terms of and entered into the Combination Agreement.

Recommendation of the YGC Board

The YGC Board of Directors has unanimously approved the Arrangement and unanimously recommends that the YGC Shareholders vote IN FAVOUR of the YGC Special Resolution at the YGC Meeting. In recommending that the YGC Shareholders vote in favour of the YGC Special Resolution, the YGC Board considered, among other things, the expected benefits of the Arrangement as well as the following factors:

(a)                                  the financial analysis provided by Pacific International to the YGC Board and the opinion of Pacific International that, as of April 16, 2007, the Share Exchange Ratio is fair, from a financial point of view, to the YGC Shareholders;

(b)                                 under the terms of the Combination Agreement, the YGC Board is able to consider (in accordance with the provisions of the Combination Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Offer and approve or recommend to YGC Shareholders or enter into an agreement in respect of a Superior Offer See “The Combination Agreement - Non-Solicitation”;

(c)                                  information provided in respect of Queenstake with respect to its assets and properties;

(d)                                 information provided in respect of Queenstake with respect to its historical and current financial condition, business and operations; and

(e)                                  the anticipated size, financial strength and market liquidity of Yukon-Nevada subsequent to the Arrangement.

This discussion of the information and factors considered and given weight by the YGC Board is not intended to be exhaustive, but is believed to include all material factors considered by the YGC Board.  In reaching the determination to approve and recommend the resolutions relating to the Arrangement, the YGC Board did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

Queenstake Background

At the end of the third quarter of 2006, Queenstake instructed its financial advisors Blackmont Capital Inc. of Toronto, Ontario to assist Queenstake in identifying, evaluating and pursuing strategic alternatives with the objective of realizing the long-term value of Queenstake’s assets.  A structured process was organized to solicit competitive proposals from companies interested in possible mergers, asset purchases, joint ventures, financing transactions, strategic relationships or other forms of business transaction.  During the fourth quarter of 2006, as part of this strategic review process, Queenstake entered into confidentiality agreements with a significant number of companies, most of whom conducted due diligence on Queenstake, including a site visit to Jerritt Canyon.  Various types of transactions were discussed with such companies and evaluated by the Queenstake Board of Directors, including an acquisition of Queenstake by a larger company, a sale of specific assets of Queenstake (including the Jerritt Canyon processing plant), a merger of Queenstake with a company with complementary assets, or substantially changing the business focus of Queenstake from gold production to exploration only.  In addition, various forms of financing were evaluated including a merger with or acquisition by a company with significant cash, an equity financing, sales of royalties or debt financing.  A short-list of possible candidates was identified of companies that best complemented Queenstake assets and management skills.  Of the companies on this short-list, YGC most closely shared Queenstake’s vision of the long-term potential of the Jerritt Canyon project, both as a mining operation and as an exploration play.  YGC management also clearly shared Queenstake’s commitment to increasing shareholder value through North American gold production in areas of low political and currency risk, to attaining growth through exploration in geologically prospective areas, to environmental stewardship, and to maintaining good relationships with local stakeholders.  YGC was also judged to have the strongest ability to access the necessary financing to create value for shareholders by implementing an aggressive business plan for the combined company.

On February 5, 2007, Queenstake and YGC announced that a letter of intent had been entered into subject to due diligence, regulatory approvals, definitive documentation and other conditions to combine the businesses and assets of the two companies.

Subsequently, effective March 16, 2007, Queenstake and YGC entered into a definitive agreement to combine the companies to form Yukon-Nevada.  Upon completion of the combination, the Company is obligated to pay Blackmont Capital a success fee equal to 1.25% of the market capitalization of Queenstake on the Effective Date.

Recommendation of the Queenstake Board

The Queenstake Board has unanimously approved the Queenstake Combination Agreement and the Plan of Arrangement and unanimously recommends that the Queenstake Shareholders vote IN FAVOUR of the Queenstake Special Resolution at the Queenstake Meeting.  In recommending that the Queenstake Shareholders vote in favour of such resolution, the Queenstake Board considered the expected results of the Arrangement as well as the following factors:

(a)                                  the financial analysis provided by Blackmont to the Queenstake Board and the opinion of Blackmont that, as of April 17, 2007, the consideration under the Arrangement is fair, from a financial point of view to the Queenstake Shareholders as a whole;

(b)                                 for Canadian federal income tax purposes, Queenstake Shareholders who hold their Queenstake Shares as capital property generally are expected to be able to exchange their Queenstake Shares for Yukon-Nevada Shares under the Arrangement without realizing a capital gain or loss under the Tax Act (see “Canadian Federal Income Tax Considerations”);

(c)                                  for U.S. federal income tax purposes, to the extent the Arrangement qualifies as a Tax-Deferred Transaction (defined herein) and subject to the PFIC rules and rules under Section 367 (both discussed under “U.S. Federal Income Tax Considerations”), Queenstake Shareholders who hold their Queenstake Shares as capital property generally are expected to be able to exchange their Queenstake Shares for Yukon-Nevada Shares under the Arrangement without recognizing a capital gain or loss (see “U.S. Federal Income Tax Considerations”);

(d)                                 under the terms of the Combination Agreement, the Queenstake Board is able to consider (in accordance with the provisions of the Combination Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Offer and approve or recommend such proposal to Queenstake Shareholders or enter into an agreement in respect of a Superior Offer (see “The Combination Agreement”); and

(e)                                  the anticipated size, financial strength and market liquidity of Yukon-Nevada subsequent to the Arrangement.

In reaching its determination, the Queenstake Board also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of YGC and Queenstake on both a historical and pro forma basis; (ii) information with respect to the assets and properties of YGC and Queenstake; (iii) historical information regarding the trading prices of the YGC Shares and the Queenstake Shares; (iv) the other terms of the Arrangement, including the structure of the Arrangement; (v) the judicial and regulatory approval requirements in connection with the Arrangement, including approval by the Court; (vi) the availability to Queenstake Shareholders of Dissent Rights; and (vii) the risks associated with the completion of the Arrangement.

This discussion of the information and factors considered and given weight by the Queenstake Board is not intended to be exhaustive, but is believed to include all material factors considered by the Queenstake Board.  In reaching the determination to approve and recommend the Arrangement Resolution, the Queenstake Board did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

Fairness Opinions

YGC

On March 13, 2007, Pacific International delivered its oral report to the YGC Board to the effect that, as of such date, the Arrangement was fair, from a financial point of view, to the YGC Shareholders.  Pacific International subsequently delivered the Pacific International Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of April 16, 2007, the Share Exchange Ratio was fair, from a financial point of view, to the YGC Shareholders.

In arriving at its opinion Pacific International, amongst other things:

(a)                                  Reviewed what it had been advised was the most recent draft of the Joint Information Circular and the schedules thereto;

(b)                                 Reviewed certain publicly available financial and other information concerning YGC and Queenstake that it deemed to be relevant for purposes of its analysis;

(c)                                  Reviewed certain historical financial information and operating data concerning YGC and Queenstake which was provided by YGC and Queenstake respectively;

(d)                                 Reviewed certain projected financial and operating information, including, without limitation, operational forecasts, financial forecasts and internal mine models, which was prepared and provided by YGC and Queenstake, respectively;

(e)                                  Conducted discussions with senior executives and managers of YGC and Queenstake concerning the matters described in clauses (b), (c) and (d) above;

(f)                                    Reviewed historical market prices and valuation multiples for the YGC Shares and Queenstake Shares and compared such prices and multiples with those of certain publicly traded companies that it deemed relevant for purposes of its analysis;

(g)                                 Reviewed the financial results of YGC and Queenstake and compared them with publicly available financial data concerning certain publicly traded companies that it deemed to be relevant for purposes of its analysis;

(h)                                 Reviewed publicly available financial data for merger and acquisition transactions it deemed comparable for purposes of its analysis;

(i)                                     Compared the consideration of one YGC Share (the “Consideration”) and its implied transaction value to the historical market prices of the Queenstake Shares;

(j)                                     Compared the Consideration to the value per Queenstake Share implied by analyses of market multiples of comparable companies, implied multiples paid in comparable transactions and net asset value analysis incorporating the discounted cash flow methodology;

(k)                                  Reviewed certain industry reports and statistics as it deemed relevant for purposes of its analysis; and

(l)                                     Reviewed and considered such other financial, market, technical and industry information, discussions or analyses it considered to be relevant and appropriate in the circumstances.

In preparing the Pacific International Fairness Opinion, Pacific International relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations acquired by it from public sources or information provided to it by YGC and Queenstake.  Pacific International did not attempt to verify independently the accuracy or completeness of such information, data, advice, opinions or representations.

Also in connection with the preparation of the Pacific International Fairness Opinion, Pacific International made assumptions with respect to industry performance, general business, market and economic conditions and other matters, and believes its assumptions to be reasonable.

Pacific International believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by Pacific International, without considering all factors and analyses together, could be misleading. Accordingly, the complete text of the Pacific International Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Appendix H. The Pacific International Fairness Opinion addresses only the fairness of the Share Exchange Ratio from a financial point of view and is not and should not be construed as a valuation of Queenstake, YGC or any of their respective assets or securities or a recommendation to any YGC Shareholder as to whether to vote in favour of the Arrangement Resolutions.

YGC Shareholders are urged to, and should, read the Pacific International Fairness Opinion in its entirety.

Queenstake

On March 12, 2007, Blackmont delivered its oral report to the Queenstake Board to the effect that, as of such date, the terms of the Arrangement, including the Share Exchange Ratio are fair from a financial point of view, to Queenstake and the Queenstake Shareholders as a whole.  Blackmont subsequently delivered the Blackmont Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of April 17, 2007 the consideration provided pursuant to the Arrangement is fair from a financial point of view to the Queenstake Shareholders..

The complete text of the Blackmont Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Appendix H.  The Blackmont Fairness Opinion addresses only the fairness of consideration under the Arrangement from a financial point of view and is not and should not be construed as a valuation of YGC or Queenstake or any of their respective assets or securities or a recommendation to any Queenstake Shareholder as to whether to vote in favour of the Arrangement Resolution.  Queenstake Shareholders are urged to, and should, read the Blackmont Fairness Opinion in its entirety.

Neither Blackmont nor any of its affiliates is an insider, associate or affiliate, as those terms are defined in the Securities Act (British Columbia), either YGC or Queenstake or any of their respective associates or affiliates.  Queenstake has paid Blackmont an aggregate of US$425,000 over the past 24 months for various services provided to Queenstake.

Blackmont was paid a fee upon delivery of the Blackmont Fairness Opinion to the Queenstake Board and will be paid a further fee as financial advisor upon completion of the Arrangement.

In connection with rendering its opinion, Blackmont has, among other things, reviewed, considered, carried out and relied upon the following:

(a)                                  a draft version of the Joint Information Circular;

(b)                                 certain documents filed by Queenstake and YGC on SEDAR since January 1, 2004 which Blackmont considered necessary in its evaluation of Queenstake, YGC and the Arrangement;

(c)                                  the financial model for the various Queenstake properties developed and provided by management of Queenstake;

(d)                                 the financial model for the various YGC properties developed and provided by management of YGC;

(e)                                  certain other internal information prepared and provided to it by Queenstake management, concerning the business, operations, assets, liabilities and prospects of Queenstake;

(f)                                    discussions with Queenstake and YGC management concerning each respective Company’s current business plans, their financial condition, their future business prospects, and, in the case of Queenstake management, potential alternatives to the Arrangement;

(g)                                 public information relating to the business, financial condition and trading history of Queenstake and YGC and other selected public companies it considered relevant;

(h)                                 information with respect to selected precedent transactions it considered relevant;

(i)                                     a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Blackmont Fairness Opinion is based, addressed to it and dated the date hereof, provided by senior officers of Queenstake; and

(j)                                     such other information, investigations, analyses and discussions (including discussions with senior management, Queenstake’s legal counsel, and other third parties) as Blackmont considered necessary or appropriate in the circumstances.

Blackmont has not been, to the best of its knowledge, denied access by Queenstake or YGC to any information requested by Blackmont.

The Blackmont Fairness Opinion states that Blackmont has relied upon and has assumed the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, opinions and representations obtained by Blackmont from public sources, or provided to Blackmont by Queenstake, its subsidiaries and its respective directors, officers, associates, affiliates, consultants, advisors and representatives in each case relating to Queenstake, its subsidiaries, associates and affiliates, and to the Arrangement.  The Blackmont Fairness Opinion is conditional upon such completeness, accuracy, and fair presentation.  Subject to the exercise of professional judgment and except as expressly described therein, Blackmont has not attempted, and assumes no responsibility, to verify independently the accuracy, completeness or fair presentation of any of the Information, as defined below.

The Blackmont Fairness Opinion states that a senior officer of Queenstake has represented to Blackmont in a certificate that, among other things that: (i) the information, data, advice, opinions, representations and other material (financial or otherwise) (the “Information”) provided orally by, or in the presence of, an officer or employee of Queenstake or in writing by Queenstake or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives to Blackmont or obtained by Blackmont from SEDAR relating to Queenstake, its subsidiaries, associates or affiliates, the Arrangement or any other transaction, for the purpose of preparing the Blackmont Fairness Opinion was, at the date such Information was provided to Blackmont and remains as of the date of the Blackmont Fairness Opinion, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Queenstake, its subsidiaries, associates or affiliates, the Arrangement or any other transaction and did not and does not omit to state a material fact in respect of Queenstake, its subsidiaries, associates or affiliates, the Arrangement or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and (ii) since the dates on which the Information was provided to Blackmont, except as disclosed in writing to Blackmont, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Queenstake or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Blackmont Fairness Opinion; except for changes that have been updated by more current Information provided in writing to Blackmont.

The Blackmont Fairness Opinion states that, Blackmont has made several other assumptions including, without limitation, that (i) all of the conditions required to implement the Arrangement will be met and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained without adverse condition or qualification, (ii) the Arrangement can proceed as scheduled and without material additional cost to Queenstake or liability of Queenstake to third parties, and (iii) that the disclosure provided or incorporated by reference in this Information Circular with respect to Queenstake and its subsidiaries and affiliates and the Arrangement is accurate in all material respects.

The Blackmont Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Queenstake and YGC as they were reflected in the Information reviewed by Blackmont and as they were represented to it in discussions with management of Queenstake and YGC.  In its analysis and in connection with the preparation of the Blackmont Fairness Opinion, Blackmont made numerous assumptions with respect to industry performance, general business market and economic conditions and other matters, many of which are beyond the control of either Queenstake and YGC and may prove to be incorrect.

The Blackmont Fairness Opinion states that the Blackmont Fairness Opinion is given as of the date thereof and Blackmont disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Blackmont Fairness Opinion which may come or be brought to Blackmont’s attention subsequent to the date thereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Blackmont Fairness Opinion after the date thereof, Blackmont reserves the right to change, modify or withdraw the Blackmont Fairness Opinion.

Share Exchange Procedures

Exchange of Shares

At or promptly after the Effective Time, YGC will deposit with the Depository or otherwise make available certificates representing the number of YGC Shares required to be issued to the Queenstake Shareholders in connection with the Arrangement. Upon receipt of shareholder approval to the Arrangement Resolutions, and as soon as practicable after the Meetings, YGC will cause a Letter of Transmittal to be delivered to each of the Queenstake Shareholders (excluding Dissenting Shareholders). Upon surrender to the Depository for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Queenstake Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depository will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of YGC Shares that such holder has the right to receive pursuant to the Plan of Arrangement, and the surrendered certificate will be cancelled.

In the event of a transfer of ownership of Queenstake Shares that is not registered in the transfer records of Queenstake, a certificate representing the proper number of YGC Shares may be issued to the transferee if the certificate representing such Queenstake Shares is presented to the Depository, accompanied by all documents required to evidence and effect such transfer.

Until surrendered, each certificate which immediately prior to the Effective Time represented Queenstake Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing YGC Shares that the holder thereof has the right to receive pursuant to the Plan of Arrangement.

If any certificate that immediately prior to the Effective Time represented outstanding Queenstake Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depository will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing YGC Shares deliverable in respect thereof in accordance with such holder’s Letter of Transmittal, as determined in accordance with the Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing YGC Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to YGC and the Depository in such amount as YGC and the Depository may direct or otherwise indemnify YGC and the Depository in a manner satisfactory to YGC and the Depository against any claim that may be made against YGC or the Depository with respect to the certificate alleged to have been lost, stolen or destroyed.

No dividends or other distributions declared or made after the Effective Time with respect to YGC Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented outstanding Queenstake Shares that were exchanged pursuant to the Arrangement, unless and until the holder of record of such certificate surrenders such certificate (together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of lost, stolen or destroyed certificates. Subject to applicable law, at the time of such surrender of any such certificate or compliance with the required procedures in respect of lost, stolen or destroyed certificates, there will be paid to the holder of record of the certificate representing YGC Shares, without interest, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender paid with respect to such YGC Shares.

YGC and the Depository are entitled to deduct and withhold from any dividend or distribution otherwise payable to any holder of Queenstake Shares or YGC Shares such amounts as YGC or the Depository are required or permitted to deduct and withhold with respect to such payment under the Income Tax Act or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

To the extent that a Queenstake Shareholder has not surrendered the certificates representing the Queenstake Shares held by such Queenstake Shareholder on or before the date which is six years after the Effective Date (the “final proscription date”), then the YGC Shares which such Queenstake Shareholder was entitled to receive will be delivered to YGC by the Depository for cancellation and will be cancelled by YGC, and the interest of the Queenstake Shareholder in such YGC Shares will be terminated as of such final proscription date.

Upon completion of the Arrangement, including the change of name of YGC to Yukon-Nevada, the share certificates representing the YGC Shares will be deemed to represent Yukon-Nevada Shares and no new share certificates will be issued to the YGC Shareholders. Accordingly, it will not be necessary for the holders of YGC Shares to surrender their certificates.  Holders of certificates representing YGC Shares must retain their certificates as evidence of their ownership of Yukon-Nevada Shares.

Treatment of Warrants and Options

The Combination Agreement and the Plan of Arrangement provide that each ten Queenstake Stock Options or Queenstake Warrants will be exchanged for one Yukon-Nevada Stock Option or Yukon-Nevada Warrant, as the case may be. The exercise consideration per share for such Yukon-Nevada Stock Option and Yukon-Nevada Warrant will be equal to ten times the exercise consideration per share previously payable for the exercise of the corresponding Queenstake Stock Options and Queenstake Warrants. Each Yukon-Nevada Stock Option and Yukon-Nevada Warrant will entitle the holder to receive, upon exercise, one Yukon-Nevada Share. All Queenstake Stock Options outstanding as of the Effective Date will be exchanged for Yukon-Nevada Stock Options on the basis of the Share Exchange Ratio, and such stock options will be reflected in the number of Yukon-Nevada Stock Options that are outstanding under the Yukon-Nevada stock option plan. See “Adoption of Stock Option Plan”.

Until surrendered, each certificate which immediately prior to the Effective Time represented warrants or stock options of Queenstake will be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the certificate or other instrument representing Yukon-Nevada Warrants or Yukon-Nevada Stock Options that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement.  The term of expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Queenstake Stock Options and Queenstake Warrants will otherwise be unchanged and any document or agreement previously evidencing a Queenstake Stock Option or Queenstake Warrant shall still be deemed to evidence such Queenstake Stock Option or Queenstake Warrant.

Upon completion of the Arrangement and upon completion of the YGC Financing, assuming that 46,783,626 YGC Shares and 25,730,994 YGC Warrants are issued in connection with the YGC Financing, former Queenstake Shareholders will own approximately 34.2% of the then outstanding YGC Shares and YGC Shareholders will own approximately 38.5% of the then outstanding YGC Shares and investors under the YGC Financing will own approximately 27.3% of the then outstanding YGC Shares on a non-diluted basis.  Subject to the same assumptions, former Queenstake Shareholders will own approximately 30.5% of the then outstanding YGC Shares and YGC Shareholders will own approximately 34.9% of the then outstanding YGC Shares, and investors under the YGC Financing will own approximately 34.6% of the then outstanding YGC Shares on a fully diluted basis.

In connection with the Combination, YGC Shareholders will be asked to pass with or without variation, the Arrangement Resolution.

Description of Plan of Arrangement

The following is a summary of the terms of the Plan of Arrangement.  Reference is made to, and this summary is qualified in its entirety by, the full text of the Plan of Arrangement attached as Appendix B.  A copy of the

Combination Agreement with the Plan of Arrangement will be filed on SEDAR by both YGC and Queenstake as a “material document” concurrently with the filing of this Information Circular.  Shareholders are urged to review the entire agreement at www.sedar.com.

The Arrangement results in of the combination of the businesses and assets of YGC and Queenstake whereby Queenstake will become a wholly-owned subsidiary of YGC.  Upon completion of the Arrangement YGC will change its name to Yukon-Nevada.  Subject to the conditions in the Combination Agreement being satisfied or waived, YGC and Queenstake will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 288 et seq. of the BCA.

At the Effective Time, subject to the provisions of the Plan of Arrangement including Dissent Rights, the following will occur and will be deemed to occur in the following order without any further act or formality:

(a)                                  YGC will change its name to Yukon-Nevada Gold Corp., or such other name as may be approved by the directors of YGC and Queenstake acting reasonably, subject to Appropriate Regulatory Approval;

(b)                                 Queenstake Shareholders, other than those that have validly exercised Dissent Rights will receive one Yukon-Nevada Share for every ten Queenstake Shares held in accordance with the Share Exchange Ratio;

(c)                                  All Queenstake Stock Options and Queenstake Warrants outstanding as at the effective date of the Arrangement will be exchanged by Yukon-Nevada with appropriate adjustments to the Yukon-Nevada Shares that may be acquired and the exercise price, in accordance with the Share Exchange Ratio;

(d)                                 The Board of Directors of Yukon-Nevada will consist of the following ten members: E. Lynn Patterson, Graham C. Dickson, R.J. MacDonald, John R.W. Fox, Robert E. Chafee, Neil J. Steenberg, Peter Holbek, Dorian (Dusty) Nicol, Peter Bojtos and Iain Harris;

(e)                                  YGC will have completed prior to completion of the Arrangement a financing to raise minimum net proceeds to YGC of $80,000,000 for the benefit of Yukon-Nevada; and

(f)                                    YGC will have filed and had declared effective by the SEC a registration statement or Form 40-F for the purpose of registering the YGC Shares as a class under the U.S. Exchange Act.

The rights attaching to the Yukon-Nevada Shares are described under “Information Concerning Yukon-Nevada Following Completion of the Arrangement”.  No fractional Yukon-Nevada Shares nor fractional Yukon-Nevada Stock Options or Yukon-Nevada Warrants will be issued in connection with the foregoing (after aggregating all fractional entitlements for a particular shareholder) and fractions will be rounded down to the next nearest whole Yukon-Nevada Share, Yukon-Nevada Stock Option or Yukon-Nevada Warrant, as the case may be.

Assuming that there are 585,171,068 Queenstake Shares outstanding as at the Effective Time (which assumes that no Queenstake Stock Options or Queenstake Warrants, are exercised prior to such time and no further Queenstake Shares are issued) and there are no Dissenting Shareholders, Yukon-Nevada will issue approximately 58,517,106 Yukon-Nevada Shares to Queenstake Shareholders upon the completion of the Arrangement.  For purposes of this Information Circular it is assumed that YGC will issue 46,783,626 YGC Shares and 25,730,994 YGC Warrants in connection with the YGC Financing (and assuming that no YGC Warrants are exercised upon completion of the YGC Financing), the final terms of which have not yet been finalized. Based upon the foregoing assumptions, and assuming that there are 65,869,385 YGC Shares (and no YGC Stock Options or YGC Warrants are exercised prior to the Effective Date) upon the completion of the Arrangement, including 46,783,626 YGC Shares and 25,730,884 YGC Warrants assumed to be issued in connection with the YGC Financing (and assuming that no YGC Warrants are exercised upon completion of the YGC Financing), there will be an aggregate of 171,170,117 Yukon-Nevada Shares outstanding and YGC Shareholders will own approximately 38.5% of the then outstanding common shares of Yukon-Nevada and the investors under the YGC Financing will own 27.3% of the then outstanding YGC Shares, and former Queenstake Shareholders will own approximately 34.2% of the then outstanding common shares of Yukon-Nevada, on a non-diluted basis.

Shareholder and Court Approvals

In order for the Arrangement to be effective, it must be approved by Special Resolutions passed by the YGC Shareholders and the Queenstake Shareholders at the Meetings.

A statutory arrangement under section 288 et seq. of the BCA requires the approval of the Court.  Prior to mailing this Circular, YGC and Queenstake obtained the Interim Order which, among other things, provides for the calling and holding of the Meetings and certain other procedural matters. After the Meetings, provided the requisite majority of the shareholders of both YGC and Queenstake have approved the Arrangement, an application for a Final Order will be made to approve the Arrangement.

At the hearing for the Final Order, securityholders and creditors of YGC and Queenstake are entitled to appear in person or by counsel and to make a submission regarding the Arrangement, subject to filing and serving an appearance and satisfying any other applicable requirements.

At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. In addition, the Court will be informed prior to the hearing that, pursuant to the provisions of section 3(a)(10) of the U.S. Securities Act, if the Court approves the fairness of the terms and conditions of the Arrangement, the issuance of the Yukon-Nevada Securities to the securityholders of Queenstake, pursuant to the Arrangement, will not require registration under the U.S. Securities Act as a result of such Court approval.

At the hearing, the Court may approve the Arrangement either as proposed, or make the Arrangement subject to such terms and conditions as the Court considers appropriate, or may dismiss the application.

Regulatory Approval of TSX

As both YGC and Queenstake are currently listed on the TSX, an application will be made for the TSX to approve the Arrangement.  YGC and Queenstake expect to receive final approval of the Arrangement from the TSX, in the ordinary course prior to the Effective Date.

Consequences if Approvals Not Obtained

In the event that the Arrangement is not approved by the shareholders of YGC and Queenstake, the Court or the TSX in the manner described above, the Arrangement may not be completed.  See “The Combination Agreement — Termination and Termination Fees”.

THE COMBINATION AGREEMENT

The following is a summary of the terms and conditions of the Combination Agreement.  The full text of the Combination Agreement, including the Plan of Arrangement attached as Schedule A thereto, will be filed on SEDAR at www.sedar.com by both YGC and Queenstake as a material agreement.  The full text of the Combination Agreement is incorporated herein by reference.  Shareholders are encouraged to read the Combination Agreement in its entirety.

General

The Combination Agreement is dated effective March 16, 2007, and is made between YGC and Queenstake.  The Combination Agreement provides for the combination of the businesses and assets of YGC and Queenstake by way of a Plan of Arrangement effected under the provisions of the BCA.

Exchange Ratio

Under the Arrangement, each Queenstake Shareholder (other than those exercising Dissent Rights) will receive one Yukon-Nevada Share for each ten Queenstake Shares held.

Treatment of Warrants and Stock Options of Queenstake

The Combination Agreement and the Plan of Arrangement provide that each ten Queenstake Stock Options or Queenstake Warrants will be exchanged for one Yukon-Nevada Stock Option or Yukon-Nevada Warrant, as the case may be. The exercise consideration for such Yukon-Nevada Stock Options and Yukon-Nevada Warrants will be equal to ten times the exercise consideration per share previously payable for the exercise of the corresponding Queenstake Stock Options and Queenstake Warrants. Each Yukon-Nevada Stock Option and Yukon-Nevada Warrant will entitle the holder to receive, upon exercise, one Yukon-Nevada Share. No fractional Yukon-Nevada Stock Options or Yukon-Nevada Warrants will be issued in connection with the foregoing (after aggregating all fractional entitlements for a particular securityholder) and fractions will be rounded down to the next nearest whole Yukon-Nevada Stock Option or Yukon-Nevada Warrant, as the case may be.

Based on the number of Queenstake Stock Options and Queenstake Warrants outstanding as at the date of this Circular, upon completion of the Arrangement, holders of Queenstake Stock Options and Queenstake Warrants will be entitled to purchase Yukon-Nevada Shares as further described in the table below. The expiry date for the Yukon-Nevada Stock Options and Yukon-Nevada Warrants will be the same as that of the Queenstake Stock Options and Queenstake Warrants, as the case may be.  Upon completion of the Arrangement all unvested Queenstake Stock Options will immediately vest. All exercise prices in the table are in Canadian dollars unless otherwise indicated.

Effect of Arrangement on
Queenstake Stock Options and Queenstake Warrants

	Before Giving Effect to the Arrangement			After Giving Effect to the Arrangement
Type of Security	Number of Queenstake Shares Issuable upon Exercise	Exercise Price per Queenstake Share	Expiry Date	Effective Exercise Price per Yukon- Nevada Share	Number of Yukon- Nevada Shares Issuable upon Exercise
	(000’s)	Cdn.$		Cdn.$	(000’s)
Options	1,200	$0.32	06/02/2007	$3.20	120
Options	50	$0.22	11/03/2007	$2.20	5
Options	1,450	$0.39	07/27/2007	$3.90	145
Options	905	$0.57	07/05/2009	$5.70	91
Options	1,055	$0.57	10/25/2009	$5.70	105
Options	500	$0.23	05/03/2010	$2.30	50
Options	3,655	$0.22	05/12/2010	$2.20	365
Options	250	$0.22	08/15/2010	$2.20	25
Options	100	$0.22	08/23/2010	$2.20	10
Options	7	$0.22	11/22/2010	$2.20	1
Options	5,675	$0.42	04/06/2011	$4.20	568
Options	150	$0.37	08/18/2011	$3.70	15
Warrants	28,512	$0.55	04/12/2010	$5.50	2,851
Warrants	10,000	US$0.217	01/16/2008	US$2.17	1,000
TOTAL	53,509				5,351

Representations and Warranties

The Combination Agreement contains various representations and warranties of YGC to Queenstake with respect to YGC and the YGC Subsidiaries and of Queenstake to YGC with respect to Queenstake and the Queenstake Subsidiaries. These representations and warranties relate to, among other things: (a) corporate organization, existence and similar corporate matters; (b) capitalization; (c) subsidiaries; (d) compliance with laws, constating documents and material agreements; (e) restrictions on business activities; (f) employment and labour matters; (g) the authorization, execution, delivery and enforceability of the Combination Agreement; (h) there being no default or event which would constitute a default under any agreement, contract, licence or permit which if terminated would result in a Material Adverse Change to YGC or Queenstake; (j) the YGC Board and the Queenstake Board having received fairness opinions with respect to the Arrangement and having determined unanimously that the Arrangement is fair to their respective shareholders; (k) compliance with applicable securities laws relating to public disclosure of material information; (l) except as disclosed, their having conducted their business in the ordinary and regular course consistent with past practice since December 31, 2005; (m) the audited financial statements of each Company having been prepared in accordance with Canadian generally accepted accounting principles consistently applied; (n) the completeness and accuracy of financial and corporate books and records; (o) the filing of tax returns and tax matters; (p) no Material Adverse Changes having occurred in the business and affairs of YGC and Queenstake; (q) all contracts and commitments made by the parties being in good standing; (r) except as disclosed, the absence of litigation against each of Queenstake and YGC; (s) title to properties and condition of assets; (t) mining practices; (u) environmental compliance; (v) benefit plans; (w) registration rights; and (x) foreign private issuer status.

Covenants

Until the Effective Date or the date upon which the Combination Agreement is terminated, each of YGC and Queenstake is required to, and to cause its Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.  In addition, each of YGC and Queenstake is required (except as contemplated by the Combination Agreement or as the other party may agree in writing) to, and to cause its Subsidiaries to, among other things:

(a)                                  not directly or indirectly do or permit to occur any of the following:

(i)                                     subdivide, consolidate or reclassify any shares or declare, set aside or pay any dividend or other distribution with respect to its shares;

(ii)                                  amend or propose to amend its constating documents, except as required to complete the Arrangement;

(iii)                               sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of or purchase or redeem or propose the purchase or redemption of any shares in its capital stock or of its Subsidiaries or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire any such shares or other convertible or exchangeable securities;

(iv)                              reorganize, amalgamate or merge with any person;

(v)                                 other than in the ordinary course of business, sell, lease or otherwise dispose of any assets or subsidiary;

(vi)                              accelerate the vesting of any unvested options or the expiry date of any options, or otherwise amend, vary or modify their existing stock option plans except as provided for in the Combination Agreement;

(vii)                           redeem, purchase or offer to purchase any shares and any options or obligations or rights under existing contracts, agreements and commitments;

(viii)                        reduce the share capital;

(ix)                                acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(x)                                   except in the ordinary and regular course of business:

(A)                              satisfy or settle any claims or disputes which are, individually or in the aggregate, material;

(B)                                relinquish any contractual rights which are, individually or in the aggregate, in excess of a specified amount; or

(C)                                enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments, other than in the ordinary and regular course of business and not for speculative purposes;

(xi)                                incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

(xii)                             except as required by Canadian and United States generally accepted accounting principles or applicable law, make any changes to its existing accounting practices or make any material tax election inconsistent with past practices;

(b)                                 not to, other than pursuant to existing employment arrangements, enter into or modify any employment or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, benefits, incentive compensation, severance or termination pay to, or make any loan to, any officer or director of YGC or Queenstake, as the case may be;

(c)                                  use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any other coverage under those policies to lapse;

(d)                                 promptly notify the other party of:

(i)                                     any Material Adverse Change; or

(ii)                                  any material complaint, investigation or hearing;

(iii)                               any breach of a covenant in the Combination Agreement; or

(iv)                              any representation or warranty contained in the Combination Agreement which is or becomes untrue or inaccurate in any material respect;

(e)                                  not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which it is a party or by which it is bound;

(f)                                    use commercially reasonable best efforts to take, or cause to be taken, and do, or cause to be done, all other things necessary, proper or advisable under applicable laws to complete the Arrangement; not take any action, refrain from taking action or permit any action to be taken or not taken, inconsistent with the Combination Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated by the Combination Agreement or which would or could result in a Material Adverse Change to their respective businesses; make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Combination Agreement; and use commercially reasonable best efforts to maintain its business intact, not do anything or fail to do something which could lead to a breach under any material contract by which it is bound and to generally conduct its affairs so that all of its representations and warranties are true and correct on the Effective Date; and

(g)                                 make available or cause to be made available all documents, agreements, corporate records and minute books as may be necessary to enable the other party to effect a thorough examination of its business, properties and financial status.

Conditions to the Arrangement

The obligations of YGC and Queenstake to complete the Arrangement are subject to the satisfaction or waiver of certain mutual conditions, including, among others: (i) the Arrangement Resolutions having been approved by the YGC Shareholders and the Queenstake Shareholders at the Meetings; (ii) the Final Order having been granted by the Court; (iii) the reconstitution of the Yukon-Nevada Board as specified in the Combination Agreement; (iv) YGC having filed and had declared effective by the SEC a registration statement to register the Yukon-Nevada Shares under the U.S. Exchange Act; (v) there not being any law, ruling, order or decree and no action having been taken by any governmental entity or regulatory authority that restrains or prohibits the Arrangement; (vi) Appropriate Regulatory Approvals having been received to the Arrangement; (vii) YGC having completed the YGC Financing; and (viii) holders of no greater than 5% of the outstanding YGC Shares or Queenstake Shares having dissented in respect of the Arrangement Resolutions.

The obligations of YGC to complete the Arrangement are subject to the satisfaction or waiver of certain additional conditions for its sole benefit, including, among others: (i) Queenstake having complied in all material respects with its covenants in the Combination Agreement; (ii) Queenstake having renegotiated, on a basis satisfactory to YGC, the agreement pursuant to which an affiliate of Newmont Canada Limited (“Newmont”) has agreed to sell concentrates and ore from Newmont’s Nevada operations to Queenstake for processing at Queenstake’s Jerritt Canyon roasting and milling facility; (iii) the representations and warranties of Queenstake under the Combination Agreement being true and correct in all material respects; and (iv) there having been no Material Adverse Changes with  respect to Queenstake.

The Combination Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Effective Date (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Combination Agreement as it relates to that party, except where such failure is the result of a breach of the Combination Agreement by such party.

Non-Solicitation

Pursuant to the Combination Agreement, YGC and Queenstake have agreed that they will not, directly or indirectly, through any officer, director, employee, representative or agent of such party or any of the subsidiaries of such party, or otherwise: (a) solicit or initiate any inquiries or proposals regarding any Acquisition Proposal; (b) participate in any discussions or negotiations regarding any Acquisition Proposal; (c) withdraw or modify in a manner materially adverse to the other of them the approval of its directors to the Arrangement; (d) agree to, approve or recommend any Acquisition Proposal; or (e) enter into any agreement related to any Acquisition Proposal.  Notwithstanding the foregoing, nothing will prevent or restrict the directors of YGC or Queenstake, as the case may be, (the “Target Party”) from considering any unsolicited bona fide Acquisition Proposal that may be a Superior Offer or from considering, negotiating, approving or recommending to the shareholders thereof or entering into an agreement in respect of a Superior Offer, in accordance with the terms of the Combination Agreement.  Each of YGC and Queenstake must forthwith notify the other party (the “Non-Target Party”) of any Acquisition Proposal which it receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the Non-Target Party regarding such Acquisition Proposal.

Superior Offers

Until the Combination Agreement is terminated and any amount required to be paid by the Target Party pursuant to the Combination Agreement has actually been received by the Non-Target Party, neither the Target Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Offer, unless: (a) the Target Party has provided the Non-Target Party with a copy of the documents containing such Superior Offer (with certain permitted deletions), and (b) ten business days have elapsed from the later of the date on which the Non-Target Party received notice of the determination of the directors of the Target Party to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Target Party received a copy of such Acquisition Proposal. The Non-Target Party may, during such ten business day period, offer to amend the terms of the Arrangement. The Target Party will review the terms of any such proposed amendment, and may in good faith either accept such amendment or proceed with the Acquisition Proposal if the Target Party determines in good faith that the Acquisition Proposal is still a Superior Offer.

Termination and Termination Fees

The Combination Agreement may be terminated at any time prior to the Effective Time:

(a)                                  by either of the parties if any of the conditions of the Combination Agreement for their benefit are not met on or before the dates set out in the Combination Agreement;

(b)                                 by the mutual consent of the parties;

(c)                                  by either YGC or Queenstake if any law or regulation is passed that makes completion of the Arrangement illegal or prohibited;

(d)                                 by YGC or Queenstake if the YGC Shareholders or the Queenstake Shareholders do not approve the Arrangement Resolutions;

(e)                                  by YGC:

(i)                                     if the Queenstake Board fails to recommend or changes its approval or recommendation of the Combination Agreement or the Arrangement or the Queenstake Board shall have approved or recommended any Acquisition Proposal,

(ii)                                  in order to enter into a definitive agreement with respect to a Superior Offer;

(f)                                    by Queenstake:

(i)                                     if the YGC Board fails to recommend or changes its approval or recommendation of the Combination Agreement or the Arrangement or the YGC Board shall have approved or recommended any Acquisition Proposal;

(ii)                                  in order to enter into a definitive agreement with respect to a Superior Offer.

If the Combination Agreement is terminated:

(a)                                  by YGC as a result of a breach by Queenstake in any material respect of its covenants and representations and warranties contained in the Combination Agreement, or if the Queenstake Board fails to recommend or withdraws or modifies or changes in a manner adverse to YGC its approval or recommendation of the Arrangement, or if the Queenstake Board has approved or recommended an Acquisition Proposal, or by Queenstake in order to enter into a definitive agreement with respect to a Superior Offer, then Queenstake will pay to YGC an amount in cash equal to 5% of the market capitalization of Queenstake, determined as of the close of business on the last business date prior to the date on which the terminating event occurred.

(b)                                 by Queenstake as a result of a breach by YGC in any material respect of its covenants and representations and warranties contained in the Combination Agreement, or if the YGC Board fails to recommend or withdraws or modifies or changes in a manner adverse to Queenstake its approval or recommendation of the Arrangement, or if the YGC Board has approved or recommended an Acquisition Proposal, or by YGC in order to enter into a definitive agreement with respect to a Superior Offer, then YGC will pay to Queenstake an amount in cash equal to 5% of the market capitalization of YGC, determined as of the close of business on the last business date prior to the date on which the terminating event occurred.

In either case, such payment shall be made concurrently with such termination or failure to proceed with the Arrangement.

Expenses of the Arrangement

The Combination Agreement provides that each of YGC and Queenstake are to pay their own expenses incurred in connection with that agreement and the completion of the transactions contemplated thereby.

STOCK EXCHANGE LISTINGS

The YGC Shares and the Queenstake Shares are currently listed and posted for trading on the TSX. The Queenstake Shares also are listed on the AMEX.

Queenstake is subject to the reporting requirements of the U.S. Exchange Act and files periodic reports with the SEC.  Pursuant to the terms of the Combination Agreement YGC has agreed to file and use its commercially reasonable efforts to have declared effective by the SEC a registration statement for the purpose of registering the Yukon-Nevada Shares under the U.S. Exchange Act.  Once the registration statement is declared effective, Yukon-Nevada will be required to file periodic reports with the SEC.  It is anticipated that as of the Effective Date, Queenstake will de-register the Queenstake Shares under the U.S. Exchange Act and will no longer be subject to the reporting requirements of such Act.  In addition, YGC and Queenstake have agreed to use their commercially reasonable efforts to obtain the approval of the AMEX to the listing on AMEX of the Yukon-Nevada Shares.  There is no assurance as to the timing of such a listing or that such a listing will be obtained.  Queenstake’s SEC filings are, and Yukon-Nevada’s SEC filings will be, available electronically at no charge on the SEC’s website at www.sec.gov.

PRICE RANGES AND TRADING VOLUMES

YGC

The YGC Shares are listed on the TSX under the symbol “YGC”.  The following table sets forth high and low prices and trading volumes of the YGC Shares on the TSX for the periods indicated:

	Price Range
	High ($)	Low ($)	Trading Volume
April 1, 2007 to April 12, 2007	$1.70	$1.60	1,753,700
March 1, 2007 to March 31, 2007	$2.05	$1.53	3,119,200
February 1, 2007 to February 28, 2007	$2.63	$1.80	3,460,500
January 1, 2007 to January 31, 2007	$3.00	$1.75	3,351,500
For the quarter ended December 31, 2006	$2.80	$1.50	6,546,300
For the quarter ended September 30, 2006	$1.67	$0.94	5,929,500
For the quarter ended June 30, 2006	$1.90	$0.85	5,923,300
For the quarter ended March 31, 2006	$1.40	$0.70	6,846,900
For the quarter ended December 31, 2005	$0.80	$0.52	864,200
For the quarter ended September 30, 2005	$0.80	$0.49	1,137,600
For the quarter ended June 30, 2005(1)	$1.00	$0.41	1,333,200

(1)           YGC commenced trading on the TSX on April 13, 2005.

The closing price of the YGC Shares on February 2, 2007, the last trading day before the public announcement of the Arrangement, was $2.40.

Queenstake

The Queenstake Shares are listed on the TSX under the symbol “QRL” and on AMEX under the symbol “QEE”.  The following tables set forth high and low prices and trading volumes of the Queenstake Shares on the TSX and AMEX for the periods indicated:

	High ($)	Low ($)	Volume
TSX
2005
First Quarter	$0.475	$0.25	137,635,900
Second Quarter	$0.28	$0.21	95,313,600
Third Quarter	$0.29	$0.19	75,521,900
Fourth Quarter	$0.26	$0.19	58,217,600

2006
First Quarter	$0.53	$0.24	174,102,497
Second Quarter	$0.60	$0.35	123,960,152
Third Quarter	$0.45	$0.295	64,651,649
Fourth Quarter	$0.335	$0.205	77,793,748

2007
January	$0.24	$0.215	20,623,666
February	$0.25	$0.18	36,278,464
March	$0.19	$0.15	17,137,991

	High ($)	Low ($)	Volume
AMEX
2005
First Quarter	US$0.39	US$0.21	35,398,600
Second Quarter	US$0.24	US$0.17	14,674,300
Third Quarter	US$0.27	US$0.15	24,557,700
Fourth Quarter	US$0.23	US$0.16	45,010,800

2006
First Quarter	US$0.45	US$0.21	116,572,100
Second Quarter	US$0.55	US$0.32	201,455,900
Third Quarter	US$0.41	US$0.26	79,814,300
Fourth Quarter	US$0.30	US$0.17	107,472,300

2007
January	US$0.21	US$0.18	19,583,500
February	US$0.21	US$0.15	28,051,283
March	US$0.16	US$0.1299	13,161,500

The closing price of the Queenstake Shares on February 2, 2007, the last trading day before the public announcement of the Arrangement, was $0.24 (U.S.$0.20 on AMEX).

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a shareholder who disposes of Queenstake Shares under the Arrangement (or who dissents under the Arrangement and is paid the fair value for the shares by Queenstake) and who, for purposes of the Tax Act and at all relevant times: (i) holds the Queenstake Shares as capital property, and (ii) deals at arm’s length and is not affiliated with each of YGC and Queenstake Shareholders meeting all such applicable requirements are referred to as “Holder” or “Holders” herein, and this summary only addresses such Holders, as well as certain holders of Queenstake Stock Options in the circumstances and subject to the restrictions outlined below (herein an “Optionee” or “Optionees”). In addition, this summary is not applicable to a Holder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), a “specified financial institution” as defined in the Tax Act or a Holder an interest in which is a “tax shelter investment” for purposes of the Tax Act, and does not address other special situations.

This summary is based on the facts as set out in this Circular, the provisions of the Tax Act and regulations thereunder (in this summary, the “Regulations”) in force as at the date hereof, all proposed amendments to the Tax Act or the Regulations publicly announced by the Minister of Finance before the date hereof and the current administrative and assessing practice of the Canada Revenue Agency (“CRA”). No assurance can be given that any proposed amendments to the Tax Act or Regulations will be enacted or promulgated in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. An advance income tax ruling will not be sought from the CRA in respect of the arrangement.

The summary also assumes that Queenstake Shares will remain TSX listed until the completion of the Arrangement, and that Yukon-Nevada Shares will be TSX listed as of the Effective Time.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders or Optionees in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or Optionee. Accordingly, all Holders and Optionees should consult their own independent tax advisors for advice with respect to the income tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Residents of Canada

The following portion of the summary is applicable only to Holders (as defined above under the heading “General”) who are resident or deemed to be resident solely in Canada for purposes of the Tax Act (a “Resident Holder” or “Resident Holders”). Queenstake Shares will generally be considered to be capital property to a Resident Holder unless the shares are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade.  Certain Resident Holders whose Queenstake Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Queenstake Shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Resident Holders Participating in the Arrangement

A Resident Holder who exchanges Queenstake Shares pursuant to the Arrangement for Yukon-Nevada Shares will (unless the Resident Holder chooses otherwise, as described below) be deemed to have disposed of such shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base thereof immediately before the exchange.  As a result, the Resident Holder will not recognize a capital gain or loss in respect of the exchange, and no election form under the Tax Act is required to be filed.  The Resident Holder will also be deemed to acquire the Yukon-Nevada Shares received in exchange for such Queenstake Shares at a cost equal to the proceeds of disposition of the Queenstake Shares.  If the Resident Holder owns any other Yukon-Nevada Shares as capital property at the time of the exchange, the cost of all Yukon-Nevada Shares owned by the Resident Holder immediately after the exchange will be determined by averaging the cost of the shares acquired on the exchange with the adjusted cost base of those other shares.

Taxation of Capital Gains and Losses

Notwithstanding the foregoing, a Resident Holder who exchanges Queenstake Shares pursuant to the Arrangement for Yukon-Nevada Shares may, if the Resident Holder so chooses, recognize all (but not less than all) of a capital gain or a capital loss in respect of such disposition of Queenstake Shares by reporting a capital gain or loss in the Resident Holder’s income tax return for the taxation year during which the disposition occurs. In general terms, such capital gain or loss will be subject to the normal rules under the Tax Act.

The capital gain (or capital loss) so realized will be equal to the amount by which the fair market value of the Yukon-Nevada Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Resident Holder’s Queenstake Shares so exchanged and any reasonable costs of making the disposition. In such circumstances, the cost of the Yukon-Nevada Shares so acquired will be the fair market value thereof as at the time of acquisition. One-half of any capital gain so realized must be included as a taxable capital gain in computing the Resident Holder’s income in such year, and one-half of any such capital loss is deducted as an allowable capital loss by the Resident Holder against taxable capital gains realized by the Resident Holder in the year. An allowable capital loss in excess of taxable capital gains for the year of disposition generally may be carried back and deducted against net taxable capital gains for any of the three preceding years or carried forward and deducted against net taxable capital gains in any subsequent year, (in accordance with and subject to the rules contained in the Tax Act).

Capital gains realized by an individual (including a trust, other than certain specified trusts) will be relevant in computing possible liability for the alternative minimum tax. A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6-2/3% refundable tax on certain investment income, including taxable capital gains. The amount of any capital loss realized by a Resident Holder that is a corporation, or certain partnerships or trusts, may be reduced in certain circumstances in respect of dividends, if any, previously received or deemed to have been received on Queenstake Shares to the extent and in the circumstances as set out in the Tax Act, and a Resident Holder to which these rules may be relevant should consult the Resident Holder’s own tax advisors.

Resident Holders who Dissent

A Resident Holder who dissents from the Arrangement and whose Queenstake Shares are acquired by Queenstake for payment of fair value (herein, a “Resident Dissenter”) will be considered to have disposed of such Queenstake Shares for proceeds of disposition equal to the amount received by the Resident Dissenter, less the amount of any deemed dividend referred to below and any interest awarded by a court.  The receipt of such proceeds of disposition can result in recognition of capital gain or loss by the Resident Dissenter, and any such capital gain or capital loss will in general be subject to the same tax treatment under the Tax Act as applies to any capital gain or capital loss realized as referred to above under “Taxation of Capital Gains and Losses” (i.e. the normal rules under the Tax Act will apply to any capital gain or loss).  Any interest awarded by a court must also be included in computing the Resident Dissenter’s income for purposes of the Tax Act.

The Resident Dissenter will also be deemed to receive a taxable dividend equal to the amount by which the amount received (other than any interest awarded by a court) exceeds the paid-up capital of the Resident Dissenter’s Queenstake Shares.  In very general terms, such taxable dividend will be subject to the normal rules applicable with respect to taxable dividends under the Tax Act.  In the case of a Resident Dissenter that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

All Resident Holders considering dissenting from the Arrangement are advised to consult with their own tax advisors in advance, having regard to their particular circumstances.

Resident Option Holders

The following portion of the summary addresses only those Optionees who, for purposes of the Tax Act, are individuals who are and have always been resident in Canada who were granted Queenstake Stock Options as employees for providing employment services to Queenstake, and deal at arm’s length with Yukon-Nevada and Queenstake.  Individuals meeting all such requirements are referred to as “Resident Optionees”, and this part of the summary only addresses such Resident Optionees.  Other holders of Options, including consultants or independent contractors, are not addressed and should consult with their own tax advisors.

A Resident Optionee who exchanges Queenstake Stock Options with Yukon-Nevada solely for Yukon-Nevada Stock Options pursuant to the Arrangement will not be considered to have disposed of such Queenstake Stock Options for purposes of the Tax Act provided that the total value of the Yukon-Nevada Shares the Resident Optionee is entitled to acquire under the Yukon-Nevada Stock Options immediately after the exchange (net of the related Yukon-Nevada Stock Option exercise price) does not exceed the total value of the Queenstake Shares the Resident Optionee was entitled to acquire under the Queenstake Stock Options immediately before the exchange (net of the related Queenstake Stock Option exercise price).  While this is a question of fact that can only be determined as of the Effective Date, the exchange ratios and other terms affecting Optionees under the Arrangement were negotiated and structured with the intent that no Optionee would receive an economic advantage or net benefit through an improvement in Option rights, and management of Queenstake believe this is consistent with the CRA’s assessing policy (although no ruling has been obtained or applied for in this regard).  All Resident Optionees are advised to consult with their own tax advisors in this regard.  Where a disposition of Queenstake Stock Options to Yukon-Nevada does arise for tax purposes on the exchange for Yukon-Nevada Options, the Resident Optionee is, in general terms, deemed to receive a taxable employee benefit in the amount, if any, by which the value of the Yukon-Nevada Stock Options received under the Arrangement exceeds the amount (if any) that was paid by the Resident Optionee to acquire the Queenstake Stock Options.

Resident Holders Holding and Disposing of Yukon-Nevada Shares

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on Yukon-Nevada Shares will be included in computing the Resident Holder’s income, and will be subject to the normal gross-up and dividend tax credit rules under the Tax Act.

In the case of a Resident Holder that is a corporation, dividends received or deemed to be received on Yukon-Nevada Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income.  A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33-1/3% on dividends received or deemed to be received on Yukon-Nevada Shares to the extent such dividends are deductible in computing such corporation’s taxable income.

A disposition or deemed disposition of Yukon-Nevada Shares by a Resident Holder will be subject to the normal rules under the Tax Act.  See “Taxation of Capital Gains and Losses” above for a general description of the treatment of capital gains and losses under the Tax Act.

Non-Residents

The following portion of the summary is applicable only to Holders (as defined above under the heading “General”) who, at all relevant times for purposes of the Tax Act, have never been and are not resident in Canada or deemed to be resident in Canada and do not use or hold and are not deemed to use or hold their Queenstake Shares in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as “Non-Resident Holder” or “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders.

Non-Resident Holders Participating in the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Queenstake Shares pursuant to the Arrangement unless such shares are or are deemed to be “taxable Canadian property” and the Non-Resident Holder is not afforded any relief under an applicable tax treaty.

Generally, Queenstake Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX), unless:

(a)                                  at any time during the 60 month period ending at the time of disposition of the Queenstake Shares by such Non-Resident Holder, the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, or any combination thereof owned 25% or more of the issued shares of any class or series of the capital stock of Queenstake, as the case may be; or

(b)                                 the Non-Resident Holder’s Queenstake Shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself taxable Canadian property.

If the Queenstake Shares are taxable Canadian property to a Non-Resident Holder, the recognition of capital gains on the disposition of Queenstake Shares pursuant to accepting the Arrangement would in general be determined in the manner and subject to the tax treatment described above under “Resident Holders Participating in the Arrangement”, subject to any potential exemption from tax under the terms of any applicable income tax treaty between Canada and the country of residence of the Non-Resident Holder. Non-Resident Holders who hold Queenstake Shares as taxable Canadian property should consult with their own tax advisors. Where Queenstake Shares are held as taxable Canadian property, Yukon-Nevada Shares acquired by a Non-Resident Holder in exchange will be deemed to be taxable Canadian property to such Non-Resident Holder, which will be relevant in determining the tax consequences of dispositions or deemed dispositions of Yukon-Nevada Shares.

Non-Resident Holders who Dissent

A Non-Resident Holder who dissents from the Arrangement and whose Queenstake Shares are acquired by Queenstake for payment of fair value (herein, a “Non-Resident Dissenter”) will be considered to have disposed of such Queenstake Shares for proceeds of disposition equal to the amount received by the Non-Resident Dissenter, less the amount of any deemed dividend referred to below and any interest awarded by a court.  The receipt of such proceeds of disposition can result in recognition of capital gain or capital loss by the Non-Resident Dissenter, and any such capital gain or capital loss will in general be subject to the same tax treatment under the Tax Act as applies to any capital gain or loss realized as referred to above under “Non-Resident Holders Participating in the

Arrangement” (i.e. the normal rules under the Tax Act will apply to any capital gain or loss).  Any interest awarded by a court must also be included in computing the Non-Resident Dissenter’s income for purposes of the Tax Act, and will be subject to withholding tax under the Tax Act at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

The Non-Resident Dissenter will also be deemed to receive a taxable dividend equal to the amount by which the amount received (other than any interest awarded by a court) exceeds the paid-up capital of the Non-Resident Dissenter’s Queenstake Shares.  Any such deemed dividend will be subject to withholding tax under the Tax Act at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

All Non-Resident Holders considering dissenting from the Arrangement are advised to consult with their own tax advisors in advance, having regard to their particular circumstances.

Non-Resident Option Holders

The consequences under the Tax Act applicable to a non-resident individual who was granted Options for providing services as employee will depend on a variety of circumstances, including whether the individual performed employment duties in Canada or elsewhere, or in Canada and elsewhere, whether such services were rendered to Queenstake directly or to a subsidiary or affiliate as the case may be, the residence history of the individual, the applicability of any relevant tax treaty relief, and other circumstances.  A practical discussion of these variables is beyond the scope of this summary, and all non-resident Optionees should consult with their own tax advisors having regard to their particular circumstances, as should all consultants or independent contractors.

Non-Resident Holders Holding and Disposing of Yukon-Nevada Shares

Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Yukon-Nevada Shares unless the Non-Resident Holder’s Yukon-Nevada Shares are or are deemed to be taxable Canadian property and the Non-Resident Holder is not afforded any relief under an applicable tax treaty.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED IN THIS INFORMATION CIRCULAR (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE, (2) SUCH DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE ARRANGEMENT OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR AND (3) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “U.S. Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and U.S. court decisions that are applicable as of the date of this Circular.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Queenstake Shares that, for U.S. federal income tax purposes, is: (a) a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of its source, or (d) a trust if: (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Queenstake Shares, other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders.  Accordingly, non-U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application and operation of any tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the U.S. Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the U.S. Code; (f) U.S. Holders that own Queenstake Shares, as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Queenstake Shares, in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Queenstake Shares, other than as a capital asset within the meaning of Section 1221 of the U.S. Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of Queenstake.  U.S. Holders that are subject to special provisions under the U.S. Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Queenstake Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the Arrangement.

Treaty Application to Certain Persons

U.S. Holders who do not maintain a substantial presence, permanent home or habitual abode in the U.S. or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada) may be unable to benefit from the provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”). These U.S. Holders, U.S. Holders who may also be citizens or residents of Canada and any other U.S. Holders whose status is subject to determination by Competent Authorities under the Canada-U.S. Tax Convention should consult their own tax advisors concerning the availability of benefits under the Canada-U.S. Tax Convention.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement to U.S. Holders.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any Queenstake Stock Options, Queenstake Warrants, or other rights to acquire Queenstake Shares; (b) any conversion of any note, debenture, or other debt instrument of Queenstake, into Queenstake Shares; (c) any conversion of one class of shares of Queenstake, into a different class of shares of Queenstake; or (d) any exchange of Queenstake Stock Options for Yukon-Nevada Stock Options or any exchange of Queenstake Warrants for Yukon-Nevada Warrants.

Assumptions Regarding Queenstake, YGC and Yukon-Nevada

This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Queenstake, YGC and Yukon-Nevada including that Queenstake and YGC are not now nor at any time have been, and neither Queenstake, YGC nor Yukon-Nevada will be immediately after the Arrangement a “controlled foreign corporation” as defined in Section 957 of the Code (“CFC”). Queenstake and YGC believe that they are not and have never been CFC’s and neither Queenstake, YGC nor Yukon-Nevada expects to become a CFC in the future. In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Exchange of Queenstake Shares for YGC Shares

The Arrangement consists of the exchange of Queenstake Shares for YGC (subsequently renamed Yukon-Nevada) Shares pursuant to the Plan of Arrangement based on the basis of one common share of YGC for each 10 outstanding common shares of Queenstake.  YGC and Queenstake believe the Arrangement should qualify as a “Reorganization” under subparagraph (B) of Section 368(a)(1) of the Code, which requires, among other things, that YGC acquire Queenstake Shares solely in exchange for voting stock of Queenstake (the “Tax-Deferred Transaction”).  U.S. Holders should be aware, however, that there can be no assurances that the Arrangement will, in fact, qualify as a Tax-Deferred Transaction with respect to U.S. Holders.  The requirements that must be satisfied in order for the Arrangement to qualify as a Tax-Deferred Transaction with respect to U.S. Holders are complex. No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and non will be requested. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these requirements.

Regardless of whether the Arrangement qualifies as a Reorganization, the Exchange may be treated as a fully taxable exchange under the passive foreign investment company (“PFIC”) rules of Section 1291-1298 of the Code.  See “Impact of PFIC Rules on Treatment of the Arrangement for Certain U.S. Holders” below.  In addition, if the

Arrangement qualifies as a Reorganization, the rules of Section 367 of the Code may under certain circumstances impose additional requirements on certain U.S. Holders in order to preserve Reorganization treatment for the Arrangement.  See “Application of the Section 367 Rules to the Arrangement” below.

Consequences to U.S. Holders if the Arrangement Qualifies as a Tax-Deferred Transaction

As discussed above, there can be no assurances that the Arrangement will qualify as a Tax-Deferred Transaction with respect to U.S. Holders.  Assuming that the Arrangement qualifies as a Tax-Deferred Transaction, subject to the “passive foreign investment company” rules discussed below and the rules under Section 367(a) of the U.S. Code discussed below, the following U.S. federal income tax consequences should result to U.S. Holders:

(a)                                  no gain or loss should be recognized by a U.S. Holder that exchanges Queenstake Shares for Yukon-Nevada Shares pursuant to the Arrangement;

(b)                                 the tax basis of a U.S. Holder for the Yukon-Nevada Shares acquired in exchange for Queenstake Shares, pursuant to the Arrangement should be equal to such U.S. Holder’s tax basis in the Queenstake Shares, exchanged;

(c)                                  the holding period of a U.S. Holder for the Yukon-Nevada Shares acquired in exchange for Queenstake Shares, pursuant to the Arrangement should include such U.S. Holder’s holding period for the Queenstake Shares, exchanged; and

(d)                                 cash received by a U.S. Holder instead of a fractional share interest in Yukon-Nevada Shares will be treated as received in redemption of that fractional shares interest, and a U.S. Holder should generally recognize gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of Queenstake Shares allocable to that fractional share interest.  This gain or loss should be long-term capital gain or loss if the holding period for the Queenstake Shares is greater than one year at the time of the Arrangement.

Information Reporting By U.S. Holders

U.S. Holders that exchange Queenstake Shares, for Yukon-Nevada Shares pursuant to the Arrangement generally will be required to report certain information to the IRS with their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding such U.S. Holder’s information reporting and record retention responsibilities in connection with the Arrangement.

Tax Consequences to U.S. Holders if the Arrangement Fails to Qualify as a Tax Deferred Transaction

Subject to the PFIC rules discussed below, if the Arrangement fails to qualify as a Reorganization, the Arrangement would constitute a taxable disposition of Queenstake Shares by U.S. Holders and would result in the following U.S. federal income tax consequences:

(a)                                  a U.S. Holder of Queenstake Shares would recognize gain or loss equal to the difference between (i) the fair market value of Yukon-Nevada Shares received by such U.S. Holder in the Arrangement and any cash received by such U.S. Holder in lieu of a fractional share interest in Yukon-Nevada Shares and (ii) the adjusted tax basis of such U.S. Holder in such Queenstake Shares exchanged therefor in the Arrangement.

(b)                                 the aggregate basis of Yukon-Nevada Shares received by a U.S. Holder of Queenstake Shares in the Arrangement would be equal to the aggregate fair market value of Yukon-Nevada Shares at the time of receipt; and

(c)                                  the holding period of Yukon-Nevada Shares received by a U.S. Holder in the Arrangement would begin on the day after receipt.

Subject to the PFIC rules discussed below, such gain or loss recognized in the Arrangement generally will be capital gain or loss if such Queenstake Shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Queenstake Shares is more than one year at the time of the Arrangement.  For a summary of the different tax results that a U.S. Holder may face as a result of the PFIC rules, see “Impact of PFIC Rules on Certain U.S. Holders” below.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.  Deductions for capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of a net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations, an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Application of the Section 367 Rules to the Arrangement

Under Section 367(a) of the U.S. Code, a U.S. Holder of Queenstake Shares, that owns, immediately after the Arrangement, Yukon-Nevada Shares representing five percent (5%) or more of the total voting power or total value of all of the outstanding stock of Yukon-Nevada (a “5% Shareholder”) will be required to enter into a gain recognition agreement (a “GRA”) in order for the Arrangement to be treated as a Tax-Deferred Transaction with respect to such 5% Shareholder.  U.S. Holders should be aware that special ownership attribution rules under Section 318 of the U.S. Code apply in determining the ownership of Yukon-Nevada Shares by a U.S. Holder.

Generally, the GRA would require a 5% Shareholder to recognize the gain realized but not recognized pursuant to the Arrangement if Yukon-Nevada were to dispose (other than in certain nonrecognition transfers) of the Queenstake Shares, or if Queenstake, were to dispose (other than in certain nonrecognition transfers) of substantially all of its assets before the close of the fifth full taxable year following the close of the taxable year of the Arrangement.  In that event, a 5% Shareholder would be required to report the gain on an amended U.S. federal income tax return for the taxable year of the Arrangement, unless such 5% Shareholder elects in its GRA to recognize such gain in the taxable year that the gain under the GRA is triggered.  In addition to U.S. federal income tax payable with respect to such gain, a 5% Shareholder would be required to pay interest on such tax as if the tax were payable for the taxable year of the Arrangement.  Each 5% Shareholder who files a GRA will also be required to file a waiver of the period of limitation on the assessment of tax regarding such gain and an annual certification statement with the IRS for the term of the GRA.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the ownership attribution rules under Section 318 of the U.S. Code and the rules of Section 367(a) of the U.S. Code.

PFIC Rules

Definition of a PFIC

Section 1297 of the U.S. Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, active business gains arising from the sale of commodities generally are excluded from “passive income” if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person, which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

PFIC Status of Queenstake and Yukon-Nevada

Queenstake believes that it was not a PFIC for its most recent taxable year ending on or prior to the date of the Arrangement, but may have been a PFIC in earlier taxable years. Based on currently available information, Yukon-Nevada expects that it will not qualify as a PFIC for the taxable year that includes the day after the effective date of the Arrangement. However, there can be no assurances that unanticipated events will not cause Queenstake or Yukon-Nevada to qualify or fail to qualify as a PFIC or that any determination concerning Queenstake’s or Yukon-Nevada’s current or expected PFIC status will not be challenged by the IRS. See “Impact of PFIC Rules on Treatment of the Arrangement for Certain U.S. Holders.”

If a foreign corporation is a PFIC at any time during a U.S. Holder’s holding period (and was not a QEF as described above), the U.S. Holder will generally be continue to be subject to the rules regarding excess distributions and dispositions of PFIC stock discussed below, even if the foreign corporation ceases to be a PFIC, unless certain gain recognition elections are made to “purge” the PFIC taint.

The impact of the PFIC rules on a U.S. Holder as a result of the Arrangement will depend on (i) whether Queenstake has ever qualified as a PFIC during which time the Queenstake Shares were held by such U.S. Holder and (ii) whether the U.S. Holder has made a timely and effective election to treat Queenstake as a qualified electing fund under Section 1295 of the Code for the tax year that is the first year in the U.S. Holder’s holding period of the Queenstake Shares during which Queenstake qualified as a PFIC (a “QEF Election”).  A U.S. Holder of a PFIC who has made a QEF Election may hereinafter be referred to as an “Electing Shareholder” and a U.S. Holder of a PFIC who did not make a QEF Election may hereinafter be referred to as a “Non-Electing Shareholder.” The impact of the PFIC rules on a U.S. Holder as a result of the Arrangement may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. See “Mark-to-Market Election” below.

If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder’s holding period in which Queenstake was a PFIC, such U.S. Holder may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a “deemed sale election” to recognize under the rules of Section 1291 of the Code, any gain that he would otherwise recognize if the U.S. Holder sold his stock on the “qualification date”. The qualification date is the first day of Queenstake’s tax year in which Queenstake qualified as a “qualified electing fund” with respect to such U.S. Holder. The deemed sale election can only be made if such U.S. Holder held Queenstake Shares on the qualification date. By timely making such QEF and deemed sale elections, the U.S. Holder will be deemed to have made a timely QEF Election. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

Impact of PFIC Rules on Treatment of the Arrangement for Certain U.S. Holders

Section 1291(f) of the Code provides that to the extent provided in regulations, nonrecognition transfers of stock in a PFIC, such as a Reorganization, result in gain recognition for purposes of the excess distribution rules under Section 1291. The Proposed Treasury Regulations issued under Section 1291(f) provide that U.S. Holders must report certain information to the IRS on Form 8621 with their federal income tax return for the taxable year in which the Arrangement occurs. U.S. Holders are urged to consult with their own tax advisors concerning such reporting requirement.

Electing Shareholders

Under the Proposed Treasury Regulations, the PFIC rules should not cause an Electing Shareholder to recognize gain in a Reorganization except to the extent of the amount of cash received. Thus, the PFIC rules should not result in gain recognition to a U.S. Holder who is an Electing Shareholder with respect to the Arrangement, assuming that the Arrangement otherwise qualifies as a Reorganization.

Non-Electing Shareholders

Under the Proposed Treasury Regulations, a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the transfer. However, a Non-Electing Shareholder does recognize gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its taxable year that includes the day after the transfer.

As discussed above, Yukon-Nevada expects that it will not qualify as a PFIC for its taxable year that includes the day after the Effective Date. There can be, however, no assurances that unanticipated events will not occur which would cause Yukon-Nevada to qualify as a PFIC or that any determination concerning Yukon-Nevada’s PFIC status will not be challenged by the IRS.

If Yukon-Nevada does not qualify as a PFIC for its taxable year that includes the day after the Arrangement, it appears that, under the foregoing rules contained in the Proposed Treasury Regulations and to the extent Queenstake does qualify or has qualified as a PFIC in respect of a U.S. Holder, a Non-Electing Shareholder will recognize gain (but not loss) on the Arrangement, regardless of whether the Arrangement qualifies as a Reorganization. As a result, such a Non-Electing Shareholder would recognize a gain (but not loss) on the Arrangement equal to the difference between (i) the sum of the cash and fair market value of Yukon-Nevada Shares received by such U.S. Holder pursuant to the Arrangement and (ii) the adjusted tax basis of such U.S. Holder in the Queenstake Shares effectively exchanged therefor. In addition, the gain realized upon the Arrangement will: (i) be allocated pro rata over a Non-Electing U.S. Holder’s holding period for the Queenstake Shares; (ii) be subject to tax at the highest rate applicable to ordinary income in such years; and (iii) result in an interest charge on such tax which is deemed to be deferred.

If Yukon-Nevada does qualify as a PFIC for its taxable year that includes the day after the Arrangement and Queenstake does qualify or has qualified as a PFIC in respect of a U.S. Holder, it appears that, under the foregoing rules contained in the Proposed Treasury Regulations, a Non-Electing Shareholder should not recognize gain in the Arrangement (except to the extent of cash received in the Arrangement), assuming that the Arrangement otherwise qualifies as a Reorganization. In order for Non-Electing Shareholders to not recognize gain, the Proposed Treasury Regulations require such Non-Electing Shareholders to file certain information regarding the Arrangement. Non-Electing Shareholders should consult their U.S. tax advisors regarding these requirements.

Mark-to-Market Election

U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 of the Code discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Queenstake Shares. The Proposed Treasury Regulations described above do not address the impact of a mark-to-market election on a Reorganization involving a PFIC and the IRS has not issued any other meaningful guidance regarding the effect of a mark-to market election on a Reorganization involving a PFIC.

Effect of PFIC Rules if the Arrangement is a Taxable Transaction

If Queenstake qualifies as a PFIC or has qualified as a PFIC in respect of a U.S. Holder and the Arrangement is treated as a taxable transaction for U.S. federal income tax purposes, the PFIC rules may apply to gain or loss recognized by a U.S. Holder on the Arrangement.  Under the PFIC rules, gain recognized by a Non-Electing Shareholder on the Arrangement generally would be allocated pro rata over such Non-Electing Shareholder’s holding period for the Queenstake Shares and, to the extent allocable to prior PFIC years, would be subject to tax at the highest rate applicable to ordinary income in such years and result in an interest charge on such tax which is deemed to be deferred.

Gain realized by Electing Shareholders in the event the Arrangement does not qualify as a Reorganization will generally not be subject to the PFIC rules discussed above.

If a mark-to-market election has been made by a U.S. Holder, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 of the Code applicable to excess distributions discussed above.  However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for such PFIC Stock, then the Code Section 1291 rules will apply to certain dispositions of, distributions on, and other amounts taxable with respect to the Queenstake Shares.  Gain or loss recognized on the Arrangement by a U.S. Holder who has made a mark to market election generally will be ordinary income or loss (in the case of loss, not to exceed the excess, if any, of (i) the amount included in ordinary income because of such mark to market election for prior taxable years over (ii) the amount allowed as a deduction because of such mark to market election for prior taxable years).

Status of Proposed Regulations

The Proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. If the Proposed Treasury Regulations are adopted in their current form, the tax consequences to a U.S. Holder should be as set forth in the preceding paragraphs. However, because the Proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed regulations to be reasonable interpretations of those Code provisions.

The PFIC rules are complex and subject to interpretation. The implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations, which in many instances have not been promulgated and which may be promulgated, and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in Yukon-Nevada Shares, the Arrangement, including, without limitation, whether a QEF Election, “deemed sale” election and “mark-to-market” election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Dissenting U.S. Holders

A U.S. Holder that exercises the right to dissent from the Arrangement should recognize a gain or loss in an amount equal to the difference, if any, between: (a) the amount of cash received by such U.S. Holder in exchange for the Queenstake Shares held (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income); and (b) the tax basis of such U.S. Holder in the Queenstake Shares held.

Subject to the PFIC rules discussed above, such gain or loss should be a capital gain or loss, which will be a long-term capital gain or loss if the Queenstake Shares, are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations under the U.S. Code.

No Legal Opinion or IRS Ruling

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Ownership of Yukon-Nevada Shares

Distributions on Yukon-Nevada Shares

A distribution on a Yukon-Nevada Share (the amount of which will include any Canadian income tax that is withheld) will be (i) first, a dividend to the extent of such Yukon-Nevada Share’s ratable share of Yukon-Nevada’s current or accumulated earnings and profits (determined under United States federal income tax principles), (ii) second, a non-taxable recovery of basis in that Yukon-Nevada Share, and (iii) finally, an amount that is received in exchange for the Yukon-Nevada Share. (See “Disposition of Yukon-Nevada Shares” below).  Dividends received on the Yukon-Nevada Shares will not be eligible for the “dividends received deductions”.

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by Yukon-Nevada generally will be taxed at the preferential rates applicable to long-term capital gains if (a) Yukon-Nevada is a “qualified foreign corporation” (as defined below) , (b) the U.S. Holder  receiving such dividend is an individual, estate or trust, and (c) such dividend is paid on Yukon-Nevada Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

Yukon-Nevada generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if Yukon-Nevada is eligible for the benefits of the Canada-U.S. Tax Convention or, if not, the Yukon-Nevada Shares are readily tradable on an established securities market in the U.S.  However, even if Yukon-Nevada satisfies one or more of such requirements, Yukon-Nevada will not be treated as a QFC if Yukon-Nevada is a PFIC for the taxable year during which Yukon-Nevada pays a dividend or for the preceding taxable year.

As discussed previously, Yukon-Nevada does not believe that it will be a PFIC for the taxable year beginning after the effective date of the Arrangement.  However, there can be no assurance that the IRS will not challenge the determination made by Yukon-Nevada concerning its PFIC status or that Yukon-Nevada will not qualify as a PFIC for the current or any subsequent taxation years.

If Yukon-Nevada is not a QFC, a dividend paid by Yukon-Nevada to a U.S. Holder generally will be taxed at ordinary income tax rates (and not the preferential tax rates applicable to long-term capital gains).

Under the Canada-U.S. Tax Convention, the maximum rate of withholding by Canada upon a distribution that is paid by Yukon-Nevada to a U.S. Holder who is entitled to the benefits of such income tax treaty is 15 percent (15%). Each U.S. Holder should consult with its tax advisors as to whether it is entitled to the benefits of such income tax treaty and as to how to obtain the benefits of such income tax treaty. A U.S. Holder may use any Canadian income tax that is withheld from a dividend that is paid on a Yukon-Nevada Share as a credit against its United States federal income tax liability subject to limitations of general application or as a deduction in determining its taxable income again subject to pertinent limitations of general application. Each U.S. Holder should consult with its own tax advisor as to the effect of such limitations taking into account its own particular circumstances.

If, contrary to the expectations of Yukon-Nevada management, Yukon-Nevada is a PFIC with respect to a holder of Yukon-Nevada Shares, then distributions for a taxable year (whether or not a dividend) to that holder of a Yukon-Nevada Share may be subject to the United States federal income tax not as set out above but rather, any excess distribution (defined as an annual distribution that is more than 25% in excess of the average annual distributions over the past three years) will be allocated ratably over such U.S. Holder’s holding period. The amount allocated to the current taxable year and any year prior to the first year in which Yukon-Nevada will be classified as a PFIC will be taxed as ordinary income in the current year.  The amount allocated to each of the other taxable years will be subject to tax at the highest marginal rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, such interest charge will not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a mark-to-market election under Section 1296 of the Code or certain other elections generally may not be subject to the PFIC rules described above.  U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or any mark-to-market or other election.

Sale or Other Disposition of Yukon-Nevada Shares

Upon a sale or other disposition of a Yukon-Nevada Share, a U.S. Holder generally will recognize gain or loss in an amount that is equal to the excess of (i) the sum of any cash and the fair market value of any other property received over (ii) such United States Person’s adjusted basis in such Yukon-Nevada Share. Subject to the PFIC rules discussed above, any such gain or loss will generally, in the case of a U.S. Holder who holds its Yukon-Nevada Shares as a capital asset, be a capital gain or loss if the Yukon-Nevada Share that is surrendered was held as a capital asset and will be a long term capital gain or loss if the Yukon-Nevada Share had been held more than one year when the sale or other disposition occurs. Deduction of capital losses is subject to certain limitations under the Code.

If, contrary to the expectations of Yukon-Nevada management, Yukon-Nevada is a PFIC with respect to a holder of Yukon-Nevada Shares, Section 1291 of the Code contains special rules that, among other matters, deny a U.S. Holder the benefit of the lower tax rates for long term capital gains upon the sale of a Yukon-Nevada Share if Yukon-Nevada is or has been in earlier years a PFIC. Yukon-Nevada’s management believes that Yukon-Nevada will not be a PFIC in any of its taxable years. However, there can be no assurance in that regard.

If gain on the sale of a Yukon-Nevada Share by a U.S. Holder were to be subject to the PFIC rules, then with the exceptions that are noted below, the United States federal income tax on any gain that is recognized on such sale would be determined by allocating such gain to certain earlier years in such U.S. Holder’s holding period for such Yukon-Nevada Share, computing tax on the amount that is so allocated to each such taxable year as though such amount were ordinary income and not as long term capital gain that was subject to the highest applicable rate for that year and increasing such tax by an interest charge for the period between such earlier taxable year and the date of disposition.

The foregoing PFIC rules will not apply even if Yukon-Nevada were to be a PFIC for any taxable year if a U.S. Holder is eligible to elect and does elect to treat its investment in its Yukon-Nevada Shares as an investment in a QEF or such U.S. Holder elects to “mark-to-market” its Yukon-Nevada Shares. If a U.S. Holder makes a QEF election in respect of its Yukon-Nevada Shares, then such U.S. Holder would as a general matter include in its income for each taxable year thereafter its pro rata share of Yukon-Nevada’s ordinary earnings as ordinary income and its pro rata share of Yukon-Nevada’s net capital gain as long term capital gain, whether or not such amounts are actually distributed. However, a U.S. Holder would not be eligible to make a QEF election unless Yukon-Nevada complied with certain information reporting requirements, and no assurance can be given that Yukon-Nevada will comply with any such information reporting requirements.

If Yukon-Nevada Shares qualify as “marketable stock” within the meaning of Section 1296(e) of the Code and a U.S. Holder elects to “mark-to-market” its Yukon-Nevada Shares, such U.S. Holder generally would include as ordinary income any excess of (i) the fair market value of its Yukon-Nevada Shares as of the close of each taxable year over (ii) its adjusted basis in the Yukon-Nevada Shares. If the fair market value of the United States Person’s Yukon-Nevada Shares decreases during a taxable year, then such person generally could deduct the amount of such decrease, limited, however, to any “mark-to-market” gains that the U.S. Holder included in income with respect to such Yukon-Nevada Shares in prior years. Income recognized and deductions allowed under the “mark-to-market” provisions, as well as any gain or loss on the disposition of Yukon-Nevada Shares with respect to which the “mark-to-market” election is made, is treated as ordinary income or loss.

If Yukon-Nevada is a PFIC for any taxable year, United States Persons who hold Yukon-Nevada Shares would be required to file an annual return on IRS Form 8621.

Currency Gains

The fair value of any Canadian currency received by a U.S. Holder in the Arrangement or any subsequent distribution in respect to Yukon-Nevada Shares will generally be based on the rate of exchange on the date of the Arrangement.  A subsequent disposition of any Canadian currency received (including its conversion into U.S. currency) will generally give rise to gain or loss, treated as ordinary income or loss.  U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of dividends made on Yukon-Nevada Shares, or the proceeds of the sale or other disposition of, the Queenstake Shares or the Yukon-Nevada Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S Holder under the backup withholding rules is allowable as a credit against the U.S. Holder’s U.S. federal income tax, provided that the required information is furnished to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

SECURITIES LAWS CONSIDERATIONS

Canadian Securities Laws

The issuance under the Arrangement of Yukon-Nevada Shares to Queenstake Shareholders will constitute a distribution of shares by Yukon-Nevada which will be exempt from the registration and prospectus requirements of the securities legislation in all Provinces and Territories of Canada, except the Yukon Territory, in which registered Shareholders are resident.

Yukon-Nevada has applied to the Yukon Securities Commission for a discretionary exemption from the prospectus and registration requirements of the Securities Act (Yukon) for the distribution of Yukon-Nevada Shares pursuant to the Arrangement to shareholders resident in the Yukon.  There can be no assurance that the exemption will be granted as requested.

Yukon-Nevada Shares received pursuant to the Arrangement by holders of Queenstake Shares who are resident in Canada, may be freely sold pursuant to the securities laws of Canada provided that:  (1) any person, company or combination of persons or companies holding a sufficient number of Yukon-Nevada Shares to affect materially the control of Yukon-Nevada will be restricted in reselling such shares pursuant to applicable securities laws; (2) no unusual effort is made to prepare the market or to create a demand for the Yukon-Nevada Shares; (3) no extraordinary commission or other consideration is paid to a person or company in respect of the trade; and (4) if the selling shareholder is an insider (including a senior officer) of Yukon-Nevada, as the case may be, the selling shareholder has no reasonable grounds to believe that Yukon-Nevada is in default of securities legislation.

To the extent that holders of Queenstake Shares reside in non-Canadian jurisdictions, the Yukon-Nevada Shares received by such shareholders may be subject to certain additional trading restrictions under applicable securities laws. All such holders of Queenstake Shares residing outside Canada and the United Stares are advised to consult their own legal advisors regarding such resale restrictions.

U.S. Securities Laws

Under existing interpretations of the SEC’s Division of Corporation Finance, the proposed issuances of Yukon-Nevada Securities to the securityholders of Queenstake are considered to be “offers” or “sales” of securities. Yukon-Nevada therefore seeks to rely upon the securities registration exemption set forth in Section 3(a)(10) of the U.S. Securities Act and similar exemptions under applicable state securities laws with respect to its various issuances of securities in the Arrangement. The consequences to Queenstake’s current securityholders are as follows.

The Yukon-Nevada Securities to be issued to the Queenstake securityholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States.  Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each applicable state of the United States.  Section 3(a)(10) of the U.S. Securities Act exempts from registration under such Act securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.

The Yukon-Nevada Securities received pursuant to the Arrangement may be resold without restriction by persons who were not “affiliates” of Queenstake or YGC immediately before the Arrangement and who are not “affiliates” of Yukon-Nevada after the Arrangement.  An “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer, whether through the ownership of voting securities, by contract, or otherwise.  Queenstake securityholders who were affiliates of Queenstake or YGC immediately before the Arrangement or are affiliates of Yukon-Nevada after the Arrangement will be subject to the U.S. Securities Act and applicable state securities laws restrictions on the resale of Yukon-Nevada Securities received by them in the Arrangement.  However, such affiliates may resell such Yukon-Nevada Securities without registration under the U.S. Securities Act and applicable state securities laws immediately, either (a) outside the United States pursuant to and in accordance with Regulation S under the U.S. Securities Act or (b) in a transaction exempt from such registration requirements.

The Yukon-Nevada Shares issuable upon exercise of the Yukon-Nevada Warrants received upon exchange of the Queenstake Warrants and upon exercise of the Yukon-Nevada Stock Options received upon exchange of the Queenstake Stock Options have not been registered under the U.S. Securities Act or under applicable state securities laws.  As a result, these securities may not be exercised by or on behalf of a person in the United States or a “U.S. person,” as such term is defined in Regulation S under the U.S. Securities Act, and the securities issuable upon exercise thereof may not be offered or sold in the United States, unless such securities have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act; accordingly this Circular has been prepared in accordance with the disclosure requirements of Canadian law. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The financial statements of YGC and Queenstake, and the pro forma financial information of Yukon-Nevada included herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor-independence standards, and may not be comparable in all respects to financial statements of United States companies.

THE YUKON-NEVADA SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Yukon-Nevada Securities received upon completion of the Arrangement. Holders of Yukon-Nevada Securities may be subject to additional restrictions, including, but not limited to, restrictions under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable United States state securities laws. All holders of Yukon-Nevada Securities are urged to consult with counsel to ensure that the resale of Yukon-Nevada Securities complies with applicable securities legislation.

DISSENTING SHAREHOLDERS RIGHTS

As indicated in the Notice of the Meeting, and as provided in the Plan of Arrangement, any holder of YGC Shares or Queenstake Shares is entitled to be paid the fair value of such shares in accordance with the Dissent Right in the Plan of Arrangement and provisions of sections 237-247 of the BCA if the shareholder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.  A holder of YGC Shares or Queenstake Shares who dissents to the Arrangement Resolution and is paid the fair value of such shares will not be entitled to receive any Yukon-Nevada Shares.  The fair value of such holder’s YGC Shares or Queenstake Shares will be determined as of the close of business on the business day before the adoption of the Arrangement Resolution.  The payment for such fair value of the shares shall be made by YGC or Queenstake, as the case may be.

YGC or Queenstake Shareholders registered as such on the record date of the Meeting may exercise rights of dissent pursuant to and in the manner set forth in section 237-247 of the BCA, the Plan of Arrangement and the Interim Order, provided that the notice of dissent duly executed by such YGC or Queenstake Shareholder is received by YGC or Queenstake’s respective registered and records office two days in advance of the date of the Meeting.  Dissenting Shareholders are ultimately entitled to be paid fair value for their Dissenting Shares and shall be deemed to have transferred their Dissenting Shares to YGC or Queenstake, as the case may be for cancellation immediately at the Effective Time and in no case shall YGC or Queenstake, as the case may be, be required to recognize such Persons as holding YGC Shares or Queenstake Shares after the Effective Time.

A vote against the Arrangement Resolution, an abstention from voting in respect of the Arrangement Resolution, or the execution or exercise of a Proxy to vote against the Arrangement Resolution does not constitute a notice of dissent, but a YGC or Queenstake Shareholder need not vote against the Arrangement Resolution in order to dissent.  However, a YGC or Queenstake Shareholder who consents to or votes in favour of the Arrangement Resolution, other than as a proxy for a YGC or Queenstake Shareholder whose Proxy required an affirmative vote, or otherwise acts inconsistently with the dissent, will cease to be entitled to exercise any Dissent Rights.

YGC or Queenstake Shareholders who do not duly exercise their Dissent Right are not entitled to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a YGC or Queenstake Shareholder who is not a Dissenting Shareholder and shall receive Yukon-Nevada Shares on the same basis as every other YGC or Queenstake Shareholder.

Pursuant to the terms of the Combination Agreement, the obligation of YGC and Queenstake to complete the Arrangement is subject to YGC and Queenstake not having received notices of dissent in respect of more than 5% of the number of YGC Shares or Queenstake Shares, as the case may be, which are issued as at the Effective Date which requirement may be waived by either company.  Should YGC and Queenstake not complete the Arrangement, whether as a result of the failure of the YGC or Queenstake Shareholders to approve the Arrangement Resolution or YGC or Queenstake receiving Notices of Dissent in excess of 5% of the number of YGC Shares or Queenstake Shares which are issued as at the Effective Date, Dissenting Shareholders will not be entitled to receive fair value for their YGC Shares or Queenstake Shares.

Prior to the Arrangement becoming effective, YGC and Queenstake will send a notice of intention to act to each Dissenting Shareholder stating that the Arrangement Resolution has been passed and informing the Dissenting Shareholder of their intention to act on such Arrangement Resolution. A notice of intention need not be sent to any YGC or Queenstake Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn his notice of dissent. Within one month of the date of the notice given by YGC or Queenstake of their intention to act, the Dissenting Shareholder is required to send written notice to YGC or Queenstake, as the case may be, that he requires YGC or Queenstake, as the case may be to purchase all of his YGC Shares or Queenstake Shares, as the case may be, and at the same time to deliver certificates representing those YGC Shares or Queenstake Shares to YGC or Queenstake. Upon such delivery, a Dissenting Shareholder will be bound to sell and YGC or Queenstake will be bound to purchase the YGC Shares or Queenstake Shares subject to the demand for a payment equal to their fair value as of the day before the day on which the Arrangement Resolution was passed by the YGC or Queenstake Shareholders, excluding any appreciation or depreciation in anticipation of the vote.  Every Dissenting Shareholder of each company who has delivered a demand for payment must be paid the same price as the other Dissenting Shareholders of that company.

A Dissenting Shareholder who has sent a demand for payment, or YGC or Queenstake, may apply to the Court which may: (a) require the Dissenting Shareholder to sell and YGC or Queenstake, as the case may be, to purchase the YGC Shares or Queenstake Shares in respect of which a notice of dissent has been validly given; (b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors; (c) join in the application of any other Dissenting Shareholder who has delivered a demand for payment; and (d) make consequential orders and give such directions as it considers appropriate.  No Dissenting Shareholder who has delivered a demand for payment may vote or exercise or assert any rights of a YGC or Queenstake Shareholder in respect of the YGC Shares or Queenstake Shares for which a demand for payment has been given, other than the rights to receive payment for those YGC Shares or Queenstake Shares.  Until a Dissenting Shareholder who has delivered a demand for payment is paid in full, that Dissenting Shareholder may exercise and assert all the rights of a creditor of YGC or Queenstake, as the case may be.  No Dissenting Shareholder may withdraw his demand for payment unless YGC or Queenstake, as the case may be, consents.

Once the Arrangement becomes effective, none of the resulting changes to YGC or Queenstake will affect the rights of the Dissenting Shareholders or YGC or Queenstake or the price to be paid for the Dissenting Shareholder’s YGC Shares or Queenstake Shares.  If the Court determines that a person is not a Dissenting Shareholder or is not otherwise entitled to dissent, the Court, without prejudice to any acts or proceedings that YGC or Queenstake or the YGC or Queenstake Shareholders may have taken during the intervening period, may make the order it considers appropriate to remove the restrictions on the Dissenting Shareholder from dealing with his YGC Shares or Queenstake Shares.

Strict adherence to the procedures set forth above will be required and failure to do so may result in the loss of all Dissent Rights.  Accordingly, each YGC or Queenstake Shareholder who might desire to exercise Dissent Rights should carefully consider and fully comply with the provisions set forth above and below and consult his or her legal advisor.

In addition to Dissent Rights, under the BCA, a YGC or Queenstake Shareholder or a non-registered YGC or Queenstake Shareholder has the right to apply to Court on the grounds that some act of YGC or Queenstake has been done, or is threatened, or that some resolution of the YGC or Queenstake Shareholders has been passed or is proposed that is unfair or prejudicial to one or more of the YGC or Queenstake Shareholders, including the applicant.  On such an application, the Court may make such order as it sees appropriate including an order to prohibit any act proposed by YGC or Queenstake or to cancel or vary any transaction or resolution.

Sections 237-247 of the BCA

The following is a brief summary of the provisions of sections 237-247 of the BCA.  A YGC or Queenstake Dissenting Shareholder who duly gives notice of dissent to the Arrangement may require YGC or Queenstake, if the Arrangement becomes effective, to purchase all of the YGC Shares or Queenstake Shares held by such shareholder at the fair value of such YGC Shares or Queenstake Shares as of the day before the date on which the special resolution was passed.  A YGC or Queenstake Shareholder may give notice of dissent in respect of the Arrangement by registered mail addressed to the registered office of YGC or Queenstake.  The notice of dissent must be received at the registered office of YGC or Queenstake at least two days before the Meeting.  As a result of giving notice of dissent such YGC or Queenstake Shareholder may, on receiving a notice of intention to act under sections 237-247 of the BCA, require YGC or Queenstake to purchase all YGC Shares or Queenstake Shares of such shareholder in respect of which the notice of dissent was given.  The text of sections 237-247 of the BCA is set out in Appendix O to this Circular.

Address for Dissent Notices

All Dissent Notices to YGC, in accordance with the provisions of the Plan of Arrangement, should be addressed to YGC at its registered office at 540 - 688 West Hastings Street, Vancouver, British Columbia  V6B 1P1.

All Dissent Notices to Queenstake, in accordance with the provisions of the Plan of Arrangement, should be addressed to Queenstake at its registered office at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia  V7X 1L2.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to be a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such shareholder’s YGC Shares or Queenstake Shares, and is qualified in its entirety by reference to the Interim Order and sections 237-247 of the BCA, the full texts of which are attached to this Circular as Appendix J and Appendix L and the Plan of Arrangement, which is attached to the Circular as Appendix B.  The Dissent Rights in the Plan of Arrangement and the provisions of sections 237-247 of the BCA require strict adherence to the procedures established therein and failure to do so may result in the loss of Dissent Rights.  Accordingly, each YGC or Queenstake Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of those sections and should consult a legal advisor.

RISK FACTORS OF THE ARRANGEMENT

YGC Shareholders and Queenstake Shareholders should carefully consider the following risk factors relating to the Arrangement before deciding to vote or instruct their vote to be cast to approve the matters relating to the Arrangement.  In addition to the risk factors relating to the Arrangement set out below, shareholders should also carefully consider the risk factors set out in Appendices C and F to this Circular.  All of the risk factors described below and in Appendices C and F to this Circular should be considered by shareholders in conjunction with the other information included in this Circular, including the appendices hereto.

YGC and Queenstake may not integrate successfully

The Arrangement will involve the integration of companies that previously operated independently.  As a result, the Arrangement will present challenges to management, including the integration of the operations, systems, technologies and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention, operational interruptions and the loss of key employees.  The difficulties which the combined company’s management encounters in the transition and integration processes could have an affect on the level of expenses and operating results of Yukon-Nevada.  As a result of these factors, it is possible that some of the benefits expected from the Arrangement will not be realized.

YGC and Queenstake directors and executive officers may have interests in the Arrangement that are different from those of YGC and Queenstake Shareholders

In considering the recommendation of the YGC Board and the Queenstake Board to vote in favour of the Arrangement Resolution and the Stock Option Plan Resolution, respectively, YGC Shareholders and Queenstake Shareholders should be aware that certain members of the YGC and Queenstake boards of directors and management teams have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of YGC and Queenstake Shareholders generally.  See “Information Concerning the Meetings - Interests of Certain Persons in the Arrangement”.

Risks associated with fixed Share Exchange Ratio

Pursuant to the provisions of the Plan of Arrangement, each ten Queenstake Shares will be exchanged for one Yukon-Nevada Share.  This Share Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of the Queenstake Shares or YGC Shares.  The market value of the consideration that Queenstake Shareholders will receive in the Arrangement will depend on the market price of the YGC Shares on the Effective Date.  If the market price of the YGC Shares increases or decreases, the market value of the Yukon-Nevada Shares that Shareholders receive will correspondingly increase or decrease.  The number of Yukon-Nevada Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Queenstake Shares or YGC Shares.  Many of the factors that affect the market price of the Queenstake Shares or

YGC Shares are beyond the control of Queenstake and YGC.  These factors include fluctuations in the price of gold, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets, interest rate and exchange rate fluctuations.

AMEX Listing

The Queenstake Shares are currently listed on the AMEX. However, in accordance with the policies of AMEX, upon completion of the Arrangement Yukon-Nevada will be required to make a new and separate application to AMEX to list the Yukon-Nevada Shares on AMEX.  Yukon-Nevada will not automatically succeed to Queenstake’s listing. Pursuant to the Combination Agreement, YGC and Queenstake have agreed to use their commercially reasonable efforts to obtain the approval of AMEX to the listing on AMEX of the Yukon-Nevada Shares.  Yukon-Nevada will be required to satisfy the AMEX listing requirements, which includes, but are not limited to, the Yukon-Nevada shares possessing a minimum trading price of US$2.00 per share. There is no assurance that such a listing will be obtained or if it is obtained, as to the timing of such listing.

THE YGC FINANCING

It is a condition precedent to the completion of the Arrangement that YGC shall have completed the YGC Financing.

On February 2, 2007, YGC entered into an agreement with Pacific International and Casimir Capital LP (“Casimir”), pursuant to which Pacific International and Casimir (collectively the “Agents”) agreed to act as the exclusive agents of YGC in connection with the YGC Financing.  As of the date of this Information Circular, the final terms and conditions of the YGC Financing have yet to be concluded between YGC and the Agents, but it is proposed that the YGC Financing will comprise an offering of special warrants (“Special Warrants”), and that each Special Warrant will convert automatically into a unit of Yukon-Nevada on the Effective Date.  Each unit (“Unit”) will comprise one common share of Yukon-Nevada and one half of one common share purchase warrant, with one whole warrant (a “Warrant”) entitling the holder to purchase one additional common share of Yukon-Nevada for a term of five years.  The price at which the Special Warrants are sold (the “Purchase Price”) and the exercise price of the Warrants (the “Warrant Exercise Price”) have yet to be determined and such prices when determined will comply with the policies of the TSX.  In any event, the Purchase Price will not be less than the market price (as defined in the policies of the TSX) less the applicable discount permitted by the TSX at the time of pricing and the Warrant Exercise Price will not be less than the market price.

The YGC Financing may close in one or more tranches, and in any event the final closing will occur prior to the Effective Date of the Arrangement.  In the event that the Arrangement does not become effective by a certain time, or at all, it is contemplated that the investors will be entitled to have their respective subscription funds returned to them.

It is contemplated that investors will be persons who qualify as institutional “accredited investors” who satisfy the criteria of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act and as institutional investors under foreign securities laws and regulations, and to “accredited investors” under Canadian securities laws in the provinces of Ontario, British Columbia, Alberta and such other provinces that the Agents and YGC may agree.

It is contemplated that the gross proceeds of the YGC Financing will be approximately $90 million.  In consideration of the services to be rendered by the Agents, it is anticipated that YGC will pay to the Agents a cash fee equal to 5% of the gross proceeds received by YGC at each closing.  In addition, at each closing, YGC shall issue to the Agents share purchase warrants (“Agents’ Warrants”) entitling them to purchase such number of Units (“Agents’ Units”) as is equal to 5% of the number of Special Warrants sold.  In accordance with the policies of the TSX, the exercise price of the Agent’s Warrants will not be less than the market price.  The Agents’ Units will have the same composition, terms and conditions as the Units.  The Warrants shall contain customary terms, including provisions for anti-dilution protections, change of control and registration rights consistent with the registration rights granted to the investors in the YGC Financing.  The aforementioned Agents’ compensation will be paid equally to each of Pacific International and Casimir at each closing, unless otherwise directed in writing by the Agents.  In addition and irrespective of whether the YGC Financing is completed, YGC shall reimburse the Agents for all reasonable out-of-pocket expenses (including any reasonable fees and disbursements of the Agents’ counsel) incurred in connection with the YGC Financing.

The Purchase Price has yet to be agreed to by YGC and the Agents, and will be determined in the context of the market price of the YGC Shares.  In order to avoid the additional cost and time required to convene a separate meeting of the YGC Shareholders to approve the YGC Financing, YGC has elected to place the matter before the YGC Shareholders at the YGC Meeting, and for the purposes of the resolution has assumed a Purchase Price which is low enough to accommodate market fluctuations and which will therefore avoid holding a separate meeting of the YGC Shareholders.  For the purposes of the resolution, YGC has assumed that the Purchase Price will be $1.50 per Special Warrant.  There is no certainty that this will be the Purchase Price agreed to.  If the Purchase Price is higher, there will be less dilution for the existing YGC Shareholders.

The policies of the TSX require that shareholder approval be obtained for private placements which will result in an aggregate number of common shares issued or issuable greater than 25% of the number of common shares which are outstanding, on a non-diluted basis, prior to the date of closing of the private placement if the price per security is less than the market price.

In the event that the terms and conditions of the YGC Financing are as set out above, and assuming that the Purchase Price is $1.50 per Unit, a total of 60,000,000 Units will be issued to the investors, and an additional 3,000,000 Agent’s Warrants will be issued to the Agents.  If all of the Warrants are exercised, including the Agent’s Warrants, the YGC Financing would result in the issuance of 94,500,000 Yukon-Nevada Shares which represents an aggregate of 143.46% of the 65,869,385 YGC Shares outstanding as at April 12, 2007 and an aggregate of 51.25% of the 184,386,491Yukon-Nevada Shares assumed to be outstanding upon completion of the Arrangement and the YGC Financing.

Accordingly, at the YGC Meeting, the YGC Shareholders will be asked to consider and, if deemed appropriate, to approve, a resolution approving the YGC Financing, in order to meet the requirements of the TSX.

Form of Resolution

The YGC Shareholders will be asked at the YGC Meeting to approve an ordinary resolution (the “YGC Financing Resolution”) in substantially the following form:

“RESOLVED with or without amendment, as an ordinary resolution, that the issuance by YGC Resources Ltd. pursuant to a private placement, in connection with the Combination Agreement with Queenstake Resources Ltd., of such number of securities that could result in Yukon-Nevada Gold Corp. issuing or making issuable up to 94,500,000 common shares in its capital, as more particularly described in and subject to the restrictions described in the Joint Information Circular of YGC Resources Ltd. and Queenstake Resources Ltd. dated April 17, 2007, is hereby approved.”

Recommendation

The YGC Board believes the passing of the YGC Financing Resolution to be in the best interests of YGC and recommends the YGC Shareholders vote in favour of the resolution.  The Arrangement is conditional on completion of the YGC Financing, among other things, and therefore should the resolution approving the issuance of securities under the YGC Financing not be approved, the Arrangement is unlikely to complete.

ADOPTION OF STOCK OPTION PLAN

In order to provide incentive to directors, officers employees, management and others who provide services to Yukon-Nevada to act in the best interests of Yukon-Nevada, the directors of YGC and Queenstake have recommended that Yukon-Nevada adopt a stock option plan (the “Plan”). Under the Plan, a number of stock options equal to 10% of the outstanding Yukon-Nevada Shares from time to time will be available to be granted under the Plan at the discretion of the Yukon-Nevada Board, inclusive of the 5,786,750 Yukon-Nevada Options (representing 3.38% of the 171,170,117 Yukon-Nevada Shares assumed to be outstanding on completion of the Arrangement and the YGC Financing) expected to be outstanding upon completion of the Arrangement. Creation of the Plan requires shareholder approval and the approval of the TSX.  The material terms of the proposed Plan are as follows: See

“Information Concerning Yukon-Nevada Following Completion of the Arrangement — Options to Purchase Securities”.

Eligible Optionees

To be eligible for the issuance of a stock option under the Plan an optionee must either be a director, employee (including an officer), consultant or a company owned by an employee, director or consultant at the time the option is granted.  Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)                                  all options granted under the Plan are non-assignable and non-transferable and can be exercised for up to a period of 10 years;

(b)                                 the number of shares issuable to insiders of Yukon-Nevada, at any time, under all security-based compensation arrangements, cannot exceed 10% of the total issued and outstanding Yukon-Nevada Shares (and as to a maximum of 5% with respect to any one individual);

(c)                                  the number of shares issuable to insiders of Yukon-Nevada, within any one year period, under all security-based compensation arrangements, cannot exceed 10% of the total issued and outstanding Yukon-Nevada Shares;

(d)                                 upon termination of employment or other capacity with Yukon-Nevada for any reason except death or retirement, or failure of re-election as a director, or failure to be re-appointed an officer Yukon-Nevada, an optionee may, at any time within 90 days after the date of termination but not later than the date of expiration of the option, exercise the option to the extent the optionee was entitled to do so on the date of termination;

(e)                                  if any optionee dies holding an option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the option) exercise the option with respect to the unexercised balance of the Shares subject to the option;

(f)                                    if any optionee shall retire, or terminate his employment or other capacity with the Yukon-Nevada with the consent of the Yukon-Nevada Board under circumstances equating retirement, while holding an option which has not been fully exercised, such optionee may exercise the option at any time during the unexpired term of the option;

(g)                                 the minimum exercise price of an option granted under the Plan must not be less than the last recorded sale of a board lot of Yukon-Nevada Shares on the TSX during the trading day immediately preceding the date of granting of the option or, if there was no such sale, the weighted average trading price for Yukon-Nevada’s Shares on the TSX of the Yukon-Nevada Shares for the five trading days immediately preceding the date on which the option is granted;

(h)                                 Yukon-Nevada will be required to obtain disinterested shareholder approval (described below) if:

(i)                                     the number of options granted to insiders of Yukon-Nevada, when combined with all other security compensation arrangements of Yukon-Nevada, could exceed 10% of Yukon-Nevada’s outstanding listed shares; and

(ii)                                  for any amendment to an option held by an insider.

(i)                                     the Plan can be amended to reflect that the Board may, at any time, without further approval by the shareholders of the Company, amend the Plan or any Option granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing it may do so to:

(i)                                     amend typographical, clerical and grammatical errors;

(ii)                                  reflect changes to applicable securities laws;

(iii)                               change the termination provisions of an Option or the Plan which do not entail an extension beyond the original expiry date;

(iv)                              include the addition of a cashless exercise feature, payable in cash or securities;

(v)                                 ensure that the Options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which an option holder to whom an Option has been granted may from time to time be resident or a citizen; and

(vi)                              reduce the exercise price of an Option for an option holder who is not an Insider.

(j)                                     the Plan does not contain any requirement that options granted under the Plan must contain a vesting schedule, but gives the Yukon-Nevada Board the discretion to impose vesting as it sees fit;

(k)                                  the Plan contains adjustment provisions in the event of a subdivision or consolidation of the Yukon-Nevada Shares, or in the event that Yukon-Nevada is re-organized, amalgamated or merged with another company;

(l)                                     in the event of a takeover bid for or change of control of Yukon-Nevada, all options outstanding will become immediately vested, notwithstanding any vesting restrictions that would otherwise apply;

(m)                               the expiry date of outstanding options which may expire during a restricted trading period (a “Blackout Period”) imposed by Yukon-Nevada in accordance with applicable securities laws, will be extended for a period of ten business days commencing on the first business day after the expiry date of the Blackout Period.; and

(n)                                 there is no financial assistance available to optionees under the Plan.

Shareholder Approval

In accordance with the rules and policies of the TSX, the Plan must be approved by a majority of the votes cast at the YGC Meeting and the Queenstake Meeting.

Accordingly, YGC Shareholders and Queenstake Shareholders will be asked at their respective Meetings to pass, the Stock Option Plan Resolution which must be approved by a majority of the votes cast by YGC Shareholders and Queenstake Shareholders who, being entitled to do so, vote in person or by proxy in respect of that resolution at each of the Meetings.

Form of Resolution

The YGC Shareholders and the Queenstake Shareholders will be asked to approve the following resolution at the Meetings (the “Stock Option Plan Resolution”):

“RESOLVED AS AN ORDINARY RESOLUTION that:

1.               subject to completion of the Plan of Arrangement to create Yukon-Nevada, that Yukon-Nevada adopt the stock option plan (the “Plan”) described in the Joint Information Circular of YGC Resources Ltd. and Queenstake Resources Ltd. dated April 17, 2007, which provides for Yukon-Nevada to grant such number of stock options as is equal to 10% of the issued and outstanding common shares of Yukon-Nevada at the date of grant; and

2.               Yukon-Nevada be authorized to abandon or terminate all or any part of the Plan if the Yukon-Nevada Board deems it appropriate and in the best interests of Yukon-Nevada to do so.”

Recommendation

The YGC Board and the Queenstake Board are of the view that the Plan will provide Yukon-Nevada with the flexibility necessary to attract and maintain the services of senior executives, directors and employees who have the ability to enhance shareholder value, and recommend that shareholders vote in person or by proxy in favour of the Plan.

YGC ANNUAL GENERAL MEETING BUSINESS

Election of Directors

Number of Directors

The YGC Board presently consists of eight directors and it is intended to determine the number of directors at eight and elect eight directors for the ensuing year.

Election of Directors

The term of each of the present YGC directors expires at the YGC Meeting.  All eight current directors of YGC as disclosed in Appendix C under the heading “Directors and Officers” will be presented for election at the YGC Meeting as management’s nominees.  Management of YGC does not contemplate that any of the nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of YGC or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the constating documents of YGC or with the provision of the BCA.

YGC Appointment of Auditor

KPMG LLP, Chartered Accountants, of Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3, will be nominated at the YGC Meeting for appointment as auditor of YGC at a remuneration to be fixed by the YGC Board. The YGC Board resolved on February 1, 2007 to accept the resignation of Wasserman Ramsay, Chartered Accountants, as the auditor of YGC and on the same date KPMG LLP was appointed by the Board as the auditor of YGC to hold office until the next annual general meeting of shareholders of YGC.

A copy of YGC’s Reporting Package with respect to the resignation of Wasserman Ramsay, Chartered Accountants, as auditor and appointment of KPMG LLP as auditor of YGC (including the Notice of Change of Auditor, a letter from Wasserman Ramsay, Chartered Accountants and a letter from KPMG LLP is attached as Appendix M to this Information Circular.

There have been no reportable disagreements between YGC and Wasserman Ramsay, Chartered Accountants and no qualified opinions or denials of opinions by Wasserman Ramsay, Chartered Accountants for the purposes of National Instrument 51-102.

Upon completion of the Arrangement, it is intended that KPMG LLP will continue as the auditor of Yukon-Nevada.

QUEENSTAKE ANNUAL GENERAL MEETING BUSINESS

Election of Directors

Number of Directors

The Queenstake Board presently consists of six directors and it is intended to determine the number of directors at six and elect six directors for the ensuing year.

Election of Directors

The term of each of the present Queenstake directors expires at the Queenstake Meeting.  All six current directors of Queenstake as disclosed in Appendix F under the heading “Directors and Officers” will be presented for election at the Queenstake Meeting as management’s nominees.  Management of Queenstake does not contemplate that any of the nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of Queenstake or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the constating documents of Queenstake or with the provision of the BCA.

Upon the Effective Date of the Arrangement it is intended that, except for Mr. Dusty Nicol and Mr. Peter Bojtos, each of the current members of the Queenstake Board will resign and will be replaced by nominees of Yukon-Nevada.

INFORMATION CONCERNING YUKON-NEVADA
FOLLOWING COMPLETION OF THE ARRANGEMENT

General

On completion of the Arrangement, Yukon-Nevada will carry on the businesses of YGC and Queenstake, with mining and mineral exploration projects in Canada and the United States, including the Jerritt Canyon gold mining operation in Nevada and the Ketza River gold project in the development stage in the Yukon Territory.  The property, liabilities and obligations of YGC and Queenstake will effectively become the property, liabilities and obligations of Yukon-Nevada.  Its head office will be at 540 - 688 West Hastings Street, Vancouver, British Columbia  V6B 1P1.  Its registered office will be at 1040 - 999 West Hastings Street, Vancouver, British Columbia  V6C 2W2.

Intercorporate Relationships

Queenstake will become a wholly-owned subsidiary of Yukon-Nevada on completion of the Arrangement.  The following diagram sets out the resulting corporate structure of Yukon-Nevada and its subsidiaries:

(1)          For a description of the YGC Mineral Properties which will be held by Yukon-Nevada on completion of the Arrangement, see Appendix C.

(2)          For a description of the Queenstake Mineral Properties which will be held by Yukon-Nevada upon completion of the Arrangement, see Appendix F.

General Development of the Business

For a description of the business of, and of the mineral properties to be held by, Yukon-Nevada, see Appendices C and F.

Business Objectives

Yukon-Nevada’s near term (12 months) business objectives are as follows:

•                  reduce gold production costs per ounce at Jerritt Canyon to less than US$450.

•                  increase overall mineral resources by 1,250,000 contained ounces of gold.

•                  complete positive feasibility study for Ketza River Project.

•                  position Jerritt Canyon mine development to be six months ahead of production.

•                  engineer an increased capacity in the drying and dry grinding circuits of the Jerritt Canyon processing plant to 6,000 tons per day.

•                  increase toll milling profitability.

•                  advance Ketza River Project permitting required for construction and production.

•                  enhance admirable corporate safety record.

•                  sustain the growth in shareholder value.

•                  allow Yukon-Nevada employees to share fairly in the corporate success that they make possible.

•                  to remain a responsible and useful corporate citizen.

Selected Pro-Forma Consolidated Financial Information

Appendix I attached to this Circular contains unaudited pro forma condensed consolidated financial information for YGC based upon the completion of the Arrangement. The unaudited pro forma condensed consolidated balance sheet has been prepared on the basis that the Arrangement occurred on December 31, 2006. The unaudited pro forma condensed consolidated statements of operations have been prepared for the year ended December 31, 2006 on the basis that the Arrangement occurred on January 1, 2006. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements of YGC and Queenstake contained in Appendices D and G respectively to this Circular.

Year ended December 31, 2006
(Unaudited)
Statement of Operations Data:
Net loss	$(48,443,399)
General and administrative expenses	6,401,760
Basic net loss per share and diluted	$(0.28)

As at December 31, 2006
(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	103,675,267
Working capital	75,475,401
Mineral properties	69,749,933
Total assets	361,619,023
Long-term liabilities, excluding current portion	66,707,801
Total liabilities, excluding future income tax	103,902,186
Shareholders’ equity	221,896,212

Description of Yukon-Nevada Shares

On completion of the Arrangement, Yukon-Nevada will have an authorized share capital of an unlimited number of common shares without par value, of which approximately 171,170,117 (280,169,440 fully diluted) common shares will be issued and outstanding upon closing of the Arrangement (assuming 46,783,626 YGC Shares and 25,730,994 YGC Warrants are issued as a result of the YGC Financing, the terms of which have not been finalized). See “Pro Forma Consolidated Capitalization” and “Fully Diluted Share Capital”. The rights pertaining to the Yukon-Nevada Shares will be governed by the Articles of Yukon-Nevada and the provisions of the BCA.  All of the Yukon-Nevada Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up.  The Yukon-Nevada Shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.  Provisions as to the modification, amendment or variation of such rights or provisions are contained in Yukon-Nevada’s Articles and Notice of Articles and the Business Corporations Act (British Columbia).

Description of Yukon-Nevada Warrants

The following description of the Yukon-Nevada Warrants is a summary only and is subject to the more detailed provisions to be contained in the form of certificates representing the Yukon-Nevada Warrants.  The Yukon-Nevada Warrants will entitle holders to purchase the number of shares at the prices set out in the table under the heading “The Arrangement - Treatment of Warrants and Options of Queenstake” and in Appendix C — Information Concerning YGC.  The Warrants will contain, among other terms and conditions, provisions for the appropriate adjustment in the class, number and price of the shares to be acquired on exercise upon the occurrence of certain capital events, including any subdivision, consolidation or reclassification of the common shares of the Yukon-Nevada, payments of stock dividends or other distributions, or the amalgamation, merger or other reorganization of Yukon-Nevada.  None of the Yukon-Nevada Warrants will be listed on any stock exchange or stock market.  For further details of the Queenstake Warrants and YGC Warrants outstanding, please see Appendix F - Information Concerning Queenstake and Appendix C - Information Concerning YGC, respectively.

Pro Forma Consolidated Capitalization

The following table sets forth the pro forma capitalization of Yukon-Nevada on the Effective Date:

Capital	Amount Authorized	YGC Amount Outstanding on December 31, 2006	Queenstake Amount Outstanding on December 31, 2006	Pro Forma Yukon- Nevada Amount Outstanding on the Effective Date(3)
Shareholders’ Equity	Unlimited	$29,828,000 58,950,169 shares	U.S.$ 42,821,000 583,706,000 shares	$221,896,000 171,170,117 shares	(1)
Long Term Liabilities		$6,563,000	U.S.$ 24,603,000	$66,708,000	(2)

(1)          See “The Combination Agreement — Treatment of Warrants and Options of Queenstake”  for a list of Yukon-Nevada Options and Warrants to be outstanding upon completion of the Arrangement.

(2)          On January 15, 2007, Queenstake closed a secured convertible bridge loan financing facility (the “Facility”) of US$8 million with Auramet Trading LLC (“Auramet”).  The Facility has an interest rate of 12.9% per annum and is repayable no later than May 31, 2007 (extended from April 30, 2007) in cash, or at the option of Auramet, part or all of the Facility may be repaid in common shares of Queenstake at a conversion price of US$0.22 per share.  The costs of the Facility include a 3.5% underwriting fee in respect of which Auramet elected to receive partial payment with 1,464,579 Queenstake common shares.  In addition, Auramet received warrants exercisable to acquire 10 million Queenstake Shares for a term of one year at an exercise price of US$0.22 per share.  See Appendix F - “Information Concerning Queenstake -  General Development of the Business — Three Year History” for further information.  The Facility is classified as a current liability rather than long term debt.

Queenstake and YGC have agreed in principle to extend the term of the Facility to June 30, 2007 in consideration for a proposed reduction in the conversion price to convert the Facility from US$0.22 to US$0.135 per share.  The amendment is subject to regulatory approval and definitive documentation.  In the event that the amendment to the Facility is approved and documented, Queenstake will be required to issue an aggregate of 59,259,259 Queenstake Shares to Auramet upon conversion of the Facility in full.  The additional 59,259,259 Queenstake Shares which may be issued on conversion under this proposed amendment are not reflected in the above pro forma capitalization.

(3)          Assuming 46,783,626 YGC Shares and 25,730,994 YGC Warrants are issued (but no YGC Warrants are exercised) pursuant to the YGC Financing.  The terms of the YGC Financing have not yet been finalized.

Fully Diluted Share Capital

The following table sets forth the expected fully diluted share capital of Yukon-Nevada on the Effective Date:

Reason for Issue	Number of Yukon-Nevada Shares	Percentage of Total
Exchanged for Queenstake Shares(1)	58,517,106	25.8%
Outstanding YGC Shares	65,869,385	29.0%
Issuable upon exercise of Yukon-Nevada Options issued to holders of Queenstake Options(2)	1,499,750	0.7%
Issuable upon exercise of Yukon-Nevada Warrants issued to holders of Queenstake Warrants(2)	3,851,219	1.7%
Issuable upon exercise of Yukon-Nevada Options and issued to holders of YGC Options(3)	4,287,000	1.9%
Issuable upon exercise of Yukon-Nevada Warrants issued to holders of YGC Warrants(3)	3,040,840	1.3%
Issuable upon conversion of the Facility provided by Auramet to Queenstake(4)	5,925,925	2.7%
Issuable upon balance of stock options that may be granted under the Yukon-Nevada Stock Option Plan(5)	11,330,261	5.0%
YGC Shares Assumed to be issued and made issuable upon completion of the YGC Financing(6)	46,783,626	20.6%
YGC Warrants Assumed to be issued and made issuable upon completion of the YGC Financing(6)	25,730,994	11.3%
TOTAL	226,836,106	100%

(1)           See “The Combination Agreement — Exchange Ratio”

(2)           See “The Combination Agreement — Treatment of Warrant and Stock Options of Queenstake”.

(3)           See Appendix C — Information Concerning YGC.

(4)           See Appendix F — Information Concerning Queenstake — Short-Term Debt”.

(5)                                  See “Adoption of Stock Option Plan”.

(6)                                  See “Information Concerning Yukon-Nevada  Following Completion of the Arrangement - Going Forward Financing Plans”

Going Forward Financing Plans

Upon completion of the Arrangement Yukon-Nevada will be well capitalized to plan and initiate aggressive development and exploration programs on its gold projects. Pursuant to the terms of the Combination Agreement, YGC has agreed to use its reasonable commercial efforts to complete the YGC Financing on or before the completion of the Arrangement.  This may occur at any time prior to the closing of the Arrangement.

For the purposes of this Information Circular it has been assumed that an aggregate of 46,783,626 YGC Shares and 25,730,994 YGC Warrants will be issued in connection with the YGC Financing. The terms of the YGC Financing have not yet been finalized. Should the YGC Financing be arranged before the Meetings a press release and material change report will disclose the details, however, no amendment to these disclosure materials will be filed or distributed. Any financing which is structured and committed to before the Meetings will involve prior consultation between YGC and Queenstake.  The YGC Financing will also be subject to negotiation with the investment dealers involved in regards to factors such as fees, commissions and dealer compensation options or warrants.

The securities that are issued in connection with the Arrangement, will be freely tradable under Canadian securities laws upon completion of the Arrangement (subject to customary control block restrictions) and will not be subject to the four month hold period generally applicable to securities which are issued in reliance on an exemption from prospectus and registration requirements. Because any potential offering price is not currently ascertainable, the potential dilution to the book value of Yukon-Nevada from the YGC Financing is not currently determinable. There can be  no assurance given as to the terms on which the YGC Financing will be completed, in whole or in part. Accordingly the shareholders of YGC and Queenstake will be relying on the discretion of the board of directors and its financial advisors as to the terms on which the YGC Financing will be completed.

Escrowed Securities

As at December 31, 2006, an aggregate of 7,084,938 YGC Shares (the “Escrow Shares”), which represented 12.02% of the YGC issued and outstanding shares as at that date, were held in escrow pursuant to an agreement dated February 22, 2005 between various shareholders of YGC, PCTC and YGC.  The Escrow Shares are part of 15,899,110 YGC which were originally deposited in escrow  on the listing of the YGC Shares on the TSX. The Escrow Shares will continue to be held in escrow following completion of the Arrangement but will be released as follows:

On the date the YGC Shares were listed on the TSX (April 13, 2005)	1/10 of the Escrow Shares (released)
6 months after the listing date	1/6 of the Escrow Shares (released)
12 months after the listing date	1/5 of the Escrow Shares (released)
18 months after the listing date	1/4 of the Escrow Shares (released)
24 months after the listing date	1/3 of the Escrow Shares (released)
30 months after the listing date	1/2 of the Escrow Shares
36 months after the listing date	the remaining Escrow Shares

Principal Shareholders

Excluding securities issued in the YGC Financing, no one person will own of record or beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Yukon-Nevada Shares on the completion of the Arrangement.

Directors and Officers

The following table and the notes thereto state the names, municipality of residence, offices to be held with Yukon-Nevada and principal occupations of the directors and officers of Yukon-Nevada on the Effective Date pursuant to the Arrangement and the number of securities of Yukon-Nevada beneficially owned, directly or indirectly, by each of them, on the Effective Date.

Name and Municipality of Residence	Position Held With YGC/Queenstake	Position to be Held with Yukon-Nevada	Principal Occupation and Positions During Last Five Years	Voting Securities Held/ Controlled in YGC/ Queenstake at Record Date	Voting Securities to be Held or Controlled in Yukon- Nevada on the Effective Date
Graham C. Dickson British Columbia, Canada(1)	President, Chief Executive Officer and Director of YGC	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of YGC from April 17, 1997 to present.	2,605,000	2,605,000
Dorian “Dusty” Nicol Colorado, United States(2)	President, Chief Executive Officer and Director of Queenstake	Executive Vice-President, Exploration and Director	President and Chief Executive Officer of Queenstake from March 2005 to present; Director of Queenstake from July 1999 to present; Executive Vice President of Queenstake from 2003 to 2005; and Vice President Exploration of Queenstake from 1999 to 2003.	26,754	2,675
E. Lynn Patterson British Columbia, Canada(3)	Director, Chairman and Chair Corporate Governance Committee of YGC	Director, Chairman and Chair Corporate Governance Committee	Retired since 1998.	10,000	10,000
R.J. (Don) MacDonald British Columbia, Canada(4)	Director and Chair Audit Committee of YGC	Director	Senior Vice President and Chief Financial Officer of NovaGold Resources Inc. from January 2003 to present; Senior Vice President and Chief Financial Officer of Forbes Medi-Tech Inc. from 2001 to 2003.	20,000	20,000
John R.W. Fox British Columbia, Canada(5)	Director of YGC	Director	President, Laurion Inc. since 1998.	19,800	19,800
Robert E. Chafee Ontario, Canada(6)	Director of YGC	Director	Chairman and Chief Executive Officer of Etobicoke Ironworks Inc.	3,511,810	3,511,810
Neil J. Steenberg Ontario, Canada(7)	Director of YGC	Director	Lawyer; Partner and char of the national corporate finance and securities practice at Gowling Lafleur Henderson, LLP from 1994 to 2003.	20,000	20,000
Peter Holbek British Columbia, Canada(8)	Director of YGC	Director	President of Vicking GeoScience from January 2003 to date; Vice President, Exploration of Atna Resources Ltd. from November 1996 to October 2002.	5,000	5,000
Iain Harris British Columbia, Canada(9)	Director of YGC	Director	Chairman of Summit Holdings Ltd. since February 1995.	187,500	187,500

Name and Municipality of Residence	Position Held With YGC/Queenstake	Position to be Held with Yukon-Nevada	Principal Occupation and Positions During Last Five Years	Voting Securities Held/ Controlled in YGC/ Queenstake at Record Date	Voting Securities to be Held or Controlled in Yukon- Nevada on the Effective Date
Peter Bojtos Colorado, United States(10)	Director of Queenstake	Director	Director of Queenstake from June 2000 to present; a Professional Engineer; and a director of several public mining companies.	108,000	10,800
Graham H. Scott British Columbia, Canada(11)	Corporate Secretary of YGC	Corporate Secretary	Lawyer; Principal Vector Corporate Finance Lawyers from July 1, 2001 to date.	37,000	37,000
Chris G. Oxner British Columbia, Canada(12)	Chief Financial Officer, Controller and Assistant Corporate Secretary of YGC	Chief Financial Officer, Controller and Assistant Corporate Secretary	Chief Financial Officer and Controller of YGC since July 2005; accountant ay 636809 BC Ltd. from January 2004 to May 2005; Controller of BJs Budget Lodge Ltd. from April 1998 to December 2003	12,770	12,770

(1)          Mr. Dickson will also hold 600,000Yukon-Nevada Options.

(2)          Mr. Nicol will also hold 270,000 Yukon-Nevada Options.

(3)          Mr. Patterson will also hold 300,000 Yukon-Nevada Options.

(4)          Mr. MacDonald will also hold 300,000 Yukon-Nevada Options.

(5)          Mr. Fox will also hold 300,000 Yukon-Nevada Options.

(6)          Mr. Chafee will also hold 300,000Yukon-Nevada Options.

(7)          Mr. Steenberg will also hold 280,000Yukon-Nevada Options.

(8)          Mr. Holbek will also hold 295,000Yukon-Nevada Options.

(9)          Mr. Harris will also hold 300,000 Yukon-Nevada Options.

(10)    Mr. Bojtos will also hold 119,000 Yukon-Nevada Options.

(11)    Mr. Scott will also hold 300,000 Yukon-Nevada Options.

(12)    Mr. Oxner will also hold 142,000 Yukon-Nevada Options.

The current members of the Audit Committee, Corporate Governance Committee and Compensation Committee of YGC will remain as the members of such respective committees upon completion of the Arrangement, unless and until replaced by the Yukon-Nevada Board. See Appendix C — “Information Concerning YGC — Directors and Officers”.

The following are brief biographical descriptions of the directors and certain employees of Yukon-Nevada:

Graham C. Dickson, President, Chief Executive Officer and Director of YGC

Mr. Dickson has been working in the Mining Industry in North America for the last 20 years. Mr. Dickson has acted as general manager of a turnkey construction company for gold milling facilities in remote locations, including the Snip Mill for Cominco Ltd., Golden Patricia Mill for Bond Gold and Seabee Mill for Claude Resources. Before joining YGC, Mr. Dickson served in various capacities with BYG Natural Resources Ltd., which had an operating gold mine in the Yukon Territory. Recently as General Manager of the General Contractor. Mr. Dickson completed the surface facilities for Bema Gold’s Julietta mine in Far East Russia.

Dorian “Dusty” Nicol, President, Chief Executive Officer and Director of Queenstake

Mr. Nicol has over 30 years experience in mineral exploration.  He joined Queenstake in 1997 and was a key member of the team that brought the Magistral property in Mexico into production.  Queenstake later acquired and now operates the Jerritt Canyon Mine.

Mr. Nicol’s extensive geological experience was a major factor in the acquisition of Jerritt Canyon based on his understanding of the untested exploration potential of the property.  He has held a number of geological positions with both major and junior mining and exploration companies, including senior positions with Exxon Minerals and Renisson Gold Fields in Papua New Guinea.  He led Canyon Resources’ programs in Latin America and Castle Exploration’s programs in Central America and Africa.  Among other achievements, his initiative led to the recognition of the Santa Rosa and Cana deposits in Panama.

Mr. Nicol holds a BS in Earth Science from M.I.T. (1976) and a Masters Degree in Geology from Indiana University (1980).  He is a member of the Society of Mining Engineers and a fellow of the Society of Economic Geologists.

E. Lynn Patterson, Director, Chairman and Chair Corporate Governance Committee of YGC

Mr. Patterson joined the Board of YGC on April 17, 2005 and was elected Chair of the Board of Directors the same day. Mr. Patterson is the retired President & COO of B. C. Tel & B. C. Telecom (now Telus ).  Mr. Patterson has an extensive experience in corporate governance and startup of new business ventures and large capital intensive programs. Mr. Patterson was past chairman of Telecom Leasing Canada Ltd., Canadian Telephone & Supplies Inc., B. C. Cellular (now Telus Mobility), Viscount Industries, CANAC/Microtel (a joint venture between CN Rail and Micotel to replace the DEW Line with the EARLY NORTH WARNING system for NORAD), Stentor Inc. (a consortium of the major telephone companies of Canada), and recently retired after 9 years, from the Board of NAV CANADA where he was a founding Director and Chair of the Corporate Governance Committee in the 1.5 $ Billion (CDN) Privatization of Canada’s air traffic control system. Lynn has served on many Vancouver community Boards in fundraising and is past Chair of Crofton House School and a patron of science world B.C. Mr. Patterson is currently a member of The Vancouver Police Foundation

R.J. (Don) MacDonald, Director and Chair Audit Committee of YGC

Mr. MacDonald has over 20 years experience in the mining industry.  Mr. MacDonald has been directly involved in the operation or development of ten mines in North and South America with four different mining companies.  Mr. MacDonald has also been involved in the successful completion of over $600,000,000 in mine financing and $500,000,000 million in mergers and acquisition transactions.  Mr. MacDonald is currently the Senior Vice President and Chief Financial Officer of NovaGold Resources Inc.  Mr. MacDonald’s experience in the mining industry included Senior Vice President and Chief Financial Officer of De Beers Canada Mining Inc. and Dayton Mining Corporation.

Mr. MacDonald holds a Bachelor and Masters degree in engineering from Oxford University and is a chartered accountant.

John R.W. Fox, B.Sc., P. Eng., Director of YGC

Mr. Fox has more than 30 years experience in the design, start-up and operation of mine metallurgical process plants.  Mr. Fox has held positions with RTZ, Rustenburg Platinum Mines, Rossing Uranium, Wright Engineers, and as Principal Engineer with both Cominco Engineering Services Ltd. and H.A. Simons Ltd.   He has worked on more than 100 mining projects in more than 20 countries from the Ketza River mine in the Yukon, Juliette mine in Russia, Buenaventura’s Uchucchachua in Peru, Teck’s projects in Ontario and Panama and gold plants in China, Africa, Philippines and the Americas.  Mr. Fox is President of Laurion Consulting Inc.

Robert E. (Bob) Chafee, Director of YGC

R. E. (Bob) Chafee has been involved in the mining industry since 1957, orginally in Elliot Lake, Manitouwadge and Sudbury as well as in Northwestern Quebec, Manitoba, British Columbia and the Yukon.  Mr. Chafee is currently Chairman and director of several trucking and contracting companies, Igeacare Systems Inc. — in the health care communications and emergency response field and Etobicoke Ironworks Inc., - in structural steel and scaffolding design and manufacture.  In addition he is a director of Hardrock Mining Inc., Tagish Lake Gold Corp. and Andamios Atlas in Mexico.  He was formerly Chief Executive Officer and Chairman of Skyway Canada, Matthews Equipment Ltd. and Antamex International Inc.

Neil J. Steenberg, Director of YGC

Mr. Steenberg has been a practising lawyer for more than 30 years. Mr. Steenberg has specialized in corporate finance, securities and mining law advising clients on structuring initial public offerings, private placements and other financings as well as mergers and acquisitions and mineral exploration and development agreements.

Completing his undergraduate degree (B.A. Hons.) in English Literature & History at Queen’s University in Kingston, Ontario, Canada, Mr. Steenberg went on to obtain a law degree (LLB.), also from Queen’s University.  Complementing his corporate law practice, Mr. Steenberg has 5 years management and operational experience working as in-house counsel and in senior management positions for a group of eight Canadian junior gold exploration and producing enterprises from 1985 to 1990.  He was formerly a Partner and chair of the national corporate finance and securities practice at Gowling Lafleur Henderson, LLP, one of the largest Canadian law firms, from 1994 to 2003.  Since November, 2003, Mr. Steenberg has operated a private business law and corporate finance boutique practice in downtown Toronto.

As well as being a board member of YGC Resources Inc., Mr. Steenberg is Secretary and a director of Conquest Resources Limited (TSX Venture Exchange - symbol CQR), and Secretary of Coniagas Resources Limited (TSX Venture Exchange - symbol CNY), President and a director of Anglo Dominion Gold Exploration Limited and Secretary of St. Andrew Goldfields Ltd., Bachelor Lake Gold Mines Inc. and Quebec Sturgeon River Mines Limited.

Peter Holbek, Director of YGC

Mr. Holbek is a geologist with more than 25 years experience in geology, mineral exploration and mine development. Mr. Holbek is currently Vice President, Exploration for Western Keltic Mines and Blackstone Ventures Inc. Mr. Holbek has held senior exploration positions with Atna Resources Ltd., Princeton Mining Corp., Homestake Canada and Esso Minerals Canada Ltd., among others. Mr. Holbek has been involved in mine operations, mine development and numerous feasibility and prefeasibility studies as well as directing exploration that lead to the discovery of gold, VMS and porphyry copper deposits.

Iain Harris, Director

Mr. Harris was President and CEO of AirBC Limited from 1983 to 1995. Prior to that, Mr. Harris was Vice President, Finance & Administration with the Jim Pattison Group. Mr. Harris is a former Chairman of Terasen Inc. (formerly BC Gas Inc.) and the Canadian Depository for Securities Ltd. Mr. Harris is also a former director of several companies including International Forest Products Ltd., TELUS Corporation, and Nav Canada. Mr. Harris is a past Chairman of Tourism Vancouver, the Vancouver Board of Trade and the Air Transport Association of Canada. Mr. Harris is also a former director of the Vancouver Foundation and the Forest Alliance of B.C. Mr. Harris is a Governor of the Vancouver Board of Trade and the recipient of the Governor General’s Commemorative Medal in recognition of community and public service.

Peter Bojtos, Director of Queenstake

Mr. Bojtos has over 35 years of international experience in the mining industry from exploration through feasibility study to mine construction, operations and decommissioning.  From 1993 to 1995, he was Chairman and Chief Executive Officer of Greenstone Resources, a company that was constructing gold mines in Central America.  From

1992 to 1993, he was the President and Chief Executive Officer of Consolidated Nevada Goldfields with operations in the United States.  Prior to this, he worked for 12 years in Toronto for Kerr Addison, a Noranda group company.  He has also held various positions at mines in West Africa, the United States and Canada.

Since 1995, Mr. Bojtos has been a director of several mining and exploration companies.  He graduated from the University of Leicester, England (1972).

Chris G. Oxner, Chief Financial Officer, Controller and Assistant Corporate Secretary of YGC

Mr. Oxner has 15 years experience in financial accounting experience. Mr. Oxner worked in public practice with KPMG for six years in Nova Scotia, spending four years in the assurance practice and two years in the management consulting practice. Mr. Oxner acted as controller for a privately held corporation in BC for six years prior to joining YGC Resources Ltd. in May of 2005.

Mr. Oxner holds a B. Comm. from Dalhousie University and is a Chartered Accountant.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed in this Information Circular no proposed director, officer or Control Person or promoter of Yukon-Nevada, within ten years prior to the date of this Circular, has been a director, officer or promoter of any person or company that, while that persons was acting in that capacity, was the subject of a cease trade or similar order for a period of more than thirty (30) consecutive days; or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had receiver, receiver/manager or trustee appointed to hold its assets.

In June 2000, the Ontario Securities Commission ordered that the management and certain insiders of Link Minerals Ventures Inc. (“Link”), be prohibited from trading in securities until Link’s annual financial statements were filed.  As a director of Link at the time, Mr. Peter Bojtos, a director of Queenstake, was subject to the order.

The British Columbia Securities Commission issued a cease trade order against Link in August, 2001 for the failure to file annual financial statements.  Mr. Peter Bojtos, a director of Queenstake, was a director of Link at the time.

Mr. Bojtos was a director of Sahelian Goldfields Inc. (“Sahelian”) when it was the subject of a proposal under the Bankruptcy and Insolvency Act (Canada), which proposal was approved by the creditors and by the courts in August 2001.  Sahelian is now reorganized.

Mr. Bojtos was a director of Sahelian in May, 1999 when a cease trade order was issued by the British Columbia Securities Commission, and in June, 2000 when the Ontario Securities Commission issued a cease trade order against Sahelian for failure to file annual financial statements for its 1998 fiscal year, and first quarter interim financial statements, within the time required.  Sahelian was reorganized under the Bankruptcy and Insolvency Act (Canada) in 2002, and both the cease trade orders have since been lifted.

Penalties or Sanctions

Except as disclosed in this Information Circular, no proposed director, officer or Control Person or promoter of Yukon-Nevada has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would likely be considered important to a reasonable security holder making a decision about the Arrangement.

On December 8, 2003, Mr. Iain Harris entered into a Settlement Agreement with the staff of the Alberta Securities Commission (the “ASC”) arising from the sale in June 2000, of 10,000 shares of Newport Petroleum Corporation (“Newport”), a reporting issuer of which Mr. Harris was at the time a director.  In the Agreement, Mr. Harris agreed that he made such sale while in possession of undisclosed material facts relating to Newport, and that he failed to file an Insider Report with respect to the sale.  Under the Agreement, Mr. Harris agreed to pay an administrative penalty of $25,000, and a contribution of $25,000 to the costs of the investigation.  Mr. Harris did not accept the ASC’s position that the facts justified a prohibition on his being a director or officer of a reporting issuer.  On December 9, 2003, the ASC ordered Mr. Harris to resign as a director or officer of any reporting issuer in which he then held such a position, and prohibited him from becoming or acting as a director or officer, or as a director and officer, of any reporting issuer for a period of six months from December 9, 2003.

Personal Bankruptcies

No proposed director, officer or Control Person or promoter of Yukon-Nevada, within ten years prior to the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver/manager or escrow agent appointed to hold the assets of the director, officer or promoter.

Conflicts of Interest

There are no potential material conflicts of interest between Yukon-Nevada and any proposed director, officer or promoter of Yukon-Nevada, except as otherwise disclosed in this Circular.

Executive Compensation

The boards of directors of YGC and Queenstake have agreed that upon the Effective Date, Mr. Graham Dickson, the current President and Chief Executive Officer of YGC will remain as the President and Chief Executive of Yukon-Nevada and Mr. Dusty Nicol, the current President and Chief Executive Officer of Queenstake will become the Executive Vice-President Exploration for Yukon-Nevada. The compensation for such officers will be determined by the compensation committee of the Yukon-Nevada Board following the Effective Date based upon industry standards.

Indebtedness of Directors and Officers

None of the proposed directors or officers of Yukon-Nevada will be indebted to Yukon-Nevada on completion of the Arrangement. None of the directors or officers of YGC or Queenstake have, at any time during their respective most recently completed fiscal years or since then, been indebted to YGC or Queenstake.

Investor Relations Arrangements

No written or oral agreement or undertaking has been reached with any person to provide any promotional or investor relations services to Yukon-Nevada.

Options to Purchase Securities

Stock Options

If approved by the YGC Shareholders and Queenstake Shareholders, Yukon-Nevada will adopt the stock option plan to be presented to YGC and Queenstake Shareholders for approval at the Meetings.  See “Adoption of Stock Option Plan”.

Upon completion of the Arrangement, an aggregate of 5,786,750 Yukon-Nevada Options will be outstanding under the Yukon-Nevada Stock Option Plan.  For further details of the Yukon-Nevada Stock Options outstanding upon completion of the Arrangement, please see Appendix C — Information Concerning YGC and Appendix F — Information Concerning Queenstake.

There are no assurances that the Yukon-Nevada Options will be exercised in whole or in part and so no potential exercise proceeds thereof have been specifically allocated in any way herein.

Warrants

Upon completion of the Arrangement, an aggregate of 6,892,059 YGC Warrants will be outstanding, which does not include any YGC Warrants which may be issued in connection with the YGC Financing.  See “The Combination Agreement” for details of the exchange of Queenstake Warrants for Yukon-Nevada Warrants which will be outstanding on completion of the Arrangement.  See Appendix C — “Information Concerning YGC — Options to Purchase Securities” for details of the outstanding YGC Warrants.

There are no assurances that the Yukon-Nevada Warrants will be exercised in whole or in part and so no potential exercise proceeds thereof have been specifically allocated in any way herein.

Auditors

The auditors of Yukon-Nevada will be KPMG LLP, Chartered Accountants.

Registrar and Transfer Agent

The Transfer Agent and Registrar of Yukon-Nevada will be Pacific Corporate Trust Company.

Legal Proceedings

Upon completion of the Arrangement, Yukon-Nevada and its subsidiaries will not be a party to any legal proceedings the outcome of which could have a material adverse effect on Yukon-Nevada, except as set out in Appendix F under the heading “Legal Proceedings”.

CONSENTS

Queenstake has obtained the consents from the following party to the inclusion of certain information in this Circular and such consent has not been withdrawn prior to the filing of this Circular with the required regulatory authorities:

1.                                       Landy Stinett, P.E. the author of the report entitled “Queenstake Resources Ltd. NI 43-101 Technical Report Jerritt Canyon Mine, Elko County, Nevada “ dated April 17, 2007.

As of the date hereof, the author of the technical report referred to above, does not own, directly or indirectly any YGC Shares or Queenstake Shares.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authority in the applicable Provinces of Canada are specifically incorporated by reference into, and form an integral part of, this Circular:

•                                          The Combination Agreement and Plan of Arrangement

Copies of the documents referred to herein may be obtained by a Shareholder upon request without charge from Graham Scott, Corporate Secretary, of YGC at 1040-999 West Hastings Street, Vancouver, British Columbia  V6C 2W2, telephone 604-683-1102.  These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

Any statement contained in this Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent a statement contained herein, modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

OTHER MATTERS

Management of YGC and Queenstake know of no amendment, variation or other matter to come before the Meetings other than the matters referred to in the Notice of Annual and Special Meeting of YGC and Notice of Annual and Special Meeting of Queenstake. However, if any other matter properly comes before the Meetings, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

AUDITORS’ CONSENTS

We have read this Circular dated April 17, 2007 relating to the Arrangement.  We have complied with Canadian generally accepted accounting standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned circular of our audit report to the directors of YGC on the consolidated balance sheet of YGC as at December 31, 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005 and 2004.  Our audit report is dated February 28, 2006.

(Signed) “Wasserman Ramsay, Chartered Accountant”
Toronto, Ontario
April 17, 2007

We consent to the use in the Joint Information Circular dated April 17, 2007 and to be filed on SEDAR shortly thereafter in connection with the proposed combination of YGC Resources Ltd. and Queenstake Resources Ltd. of our audit report to the shareholders of YGC Resources Ltd (“YGC”) on the consolidated financial statements of YGC comprising the consolidated balance sheet of YGC as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006.  Our audit report is dated March 9, 2007 except as to note 13(a) which is as of March 16, 2007 and note 13(b) which is as of March 26, 2007.

We have performed only limited procedures, including enquiries of the Company’s management with respect to events occurring between the date of our audit report and the date of this consent.  We have not performed any procedures subsequent to the date of this consent.

This consent is provided to YGC for use solely in connection with the above filing of the Joint Information Circular on the above date.  We expressly do not consent to any other use, or to the release (as such term is defined in section 138.1 of the Securities Act (Ontario)), by YGC or any other person, of the audit report.  If the audit report is proposed to be used for any other purpose or otherwise released, a further consent in writing is required from us.  If a further consent is requested, we will, subject to being retained for that purpose, undertake such additional procedures as are required by professional standards to enable us to determine whether we can furnish the further consent and, if we are able to do so, we will.

(Signed) “KPMG LLP, Chartered Accountants”
Vancouver, Canada
April 17, 2007

We have read this Circular dated April 17, 2007 relating to the Arrangement.  We have complied with Canadian generally accepted accounting standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned circular of our audit report to the shareholders of Queenstake on the balance sheets of Queenstake as at December 31, 2006 and the statements of operations and deficit and cash flows for the year ended December 31, 2006. Our report is dated March 29, 2007.

(Signed) “PricewaterhouseCoopers LLP, Chartered Accountants”
Vancouver, B.C.
April 17, 2007

We have read this Circular dated April 17, 2007 relating to the Arrangement.  We have complied with Canadian generally accepted accounting standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned circular of our audit report to the shareholders of Queenstake on the balance sheets of Queenstake as at December 31, 2005 and the statements of operations and deficit and cash flows for the years ended December 31, 2005 and 2004. Our report is dated March 13, 2006 (except for Note 24 which is as of March 30, 2006).

(Signed) “Staley, Okada and Partners, Chartered Accountants”
Vancouver, B.C.
April 17, 2007

APPROVAL OF YGC RESOURCES LTD.

The contents and sending of this Circular to the YGC Shareholders has been approved by the YGC Board of Directors.

Queenstake has provided the information contained in this Circular concerning Queenstake, its subsidiaries and mineral properties, including information incorporated herein by reference, Queenstake financial information and financial statements.  YGC assumes no responsibility for accuracy or completeness of such information nor for any omission on the part of Queenstake to disclose facts or events which may affect the accuracy of any such information.

DATED at Vancouver, British Columbia, this 17th day of April, 2007.

By order of the Board
(Signed) “Graham Dickson”
President, Chief Executive Officer and Director

APPROVAL OF QUEENSTAKE RESOURCES LTD.

The contents and sending of this Circular to the Queenstake Shareholders has been approved by the Queenstake Board of Directors.

YGC has provided the information contained in this Circular concerning YGC, its subsidiaries and mineral properties, including information incorporated herein by reference, YGC financial information and financial statements.  Queenstake assumes no responsibility for accuracy or completeness of such information nor for any omission on the part of YGC to disclose facts or events which may affect the accuracy of any such information.

DATED at Vancouver, British Columbia, this 17th day of April, 2007.

By order of the Board
(Signed) “Dorian ‘Dusty’ Nicol”
President, Chief Executive Officer and Director

APPENDIX A

ARRANGEMENT RESOLUTIONS

QUEENSTAKE ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.                                       The combination agreement (the “Combination Agreement”) dated March 16, 2007 between YGC Resources Ltd. (“YGC”) and Queenstake Resources Ltd. (“Queenstake”) with such amendments or variations thereto made in accordance with the terms of the Combination Agreement, is hereby ratified, authorized and approved.

2.                                       The arrangement (“Arrangement”) under Section 288 to 299 of the Business Corporations Act (British Columbia) substantially as set forth in the Plan of Arrangement attached as Schedule D to the Combination Agreement and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

3.                                       Notwithstanding that this resolution has been duly passed and/or has received the approval of the Supreme Court of British Columbia, the board of directors of Queenstake may, without further notice to or approval of the holders of Queenstake securities or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Combination Agreement or the Plan of Arrangement or revoke this resolution at any time prior to giving effect to the Arrangement.

4.                                       Any director or officer of Queenstake is hereby authorized, for and on behalf of Queenstake, to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

YGC ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.                                       The combination agreement (the “Combination Agreement”) dated March 16, 2007 between Queenstake Resources Ltd. (“Queenstake”) and YGC Resources Ltd. (“YGC”) with such amendments or variations thereto made in accordance with the terms of the Combination Agreement, is hereby ratified, authorized and approved.

2.                                       The arrangement (“Arrangement”) under Section 288 to 299 of the Business Corporations Act (British Columbia) substantially as set forth in the Plan of Arrangement attached as Schedule D to the Combination Agreement and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

3.                                       Notwithstanding that this resolution has been duly passed and/or has received the approval of the Supreme Court of British Columbia, the board of directors of YGC may, without further notice to or approval of the holders of YGC securities or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Combination Agreement or the Plan of Arrangement or revoke this resolution at any time prior to giving effect to the Arrangement.

4.                                       Any director or officer of YGC is hereby authorized, for and on behalf of YGC, to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

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APPENDIX B

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 ET SEQ.

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

PLAN OF ARRANGEMENT UNDER SECTIONS 288 to 299
OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

1.                                      INTERPRETATION

1.1                                 In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of those terms will have corresponding meanings:

(a)                                  “Act” means the Business Corporations Act (British Columbia), including all regulations made thereunder, as amended;

(b)                                 “Affiliate” has the meaning attributed to that term in the Securities Act;

(c)                                  “Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory authorities or self-regulatory organizations and the TSX and AMEX, as set out in Schedule A attached to the Combination Agreement;

(d)                                 “Arrangement” means an arrangement under the provisions of Sections 288 to 299 of the Act, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto;

(e)                                  “Arrangement Resolutions” means the Queenstake Special Resolution and the YGC Special Resolution approving the Arrangement in accordance with section 289 of the Act;

(f)                                    “Business Day” means a day which is not a Saturday, Sunday or statutory holiday in British Columbia;

(g)                                 “Combination Agreement” means the agreement dated for reference as of the 16th day of March, 2007 between YGC and Queenstake to which this Plan of Arrangement is attached as Schedule D, as the same may be supplemented or amended from time to time;

(h)                                 “Court” means the Supreme Court of the Province of British Columbia;

(i)                                     “Depositary” means Pacific Corporate Trust Company or such other institution as Queenstake and YGC may select;

(j)                                     “Dissenting Queenstake Shareholders” means a Queenstake Shareholder who duly exercises its Dissent Rights;

(k)                                  “Dissenting YGC Shareholders” means a YGC Shareholder who duly exercises its Dissent Rights;

(l)                                     “Dissent Rights” means the Dissent Rights in respect of the Arrangement pursuant to the Act, as contemplated by the Interim Order and described in Section 3;

(m)                               “Effective Date” means the date upon which a certified copy of the Final Order is filed with the Registrar;

(n)                                 “Effective Time” means 12:01 am. (Pacific Daylight Time) on the Effective Date;

(o)                                 “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of YGC and Queenstake, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of YGC and Queenstake, acting reasonably) on appeal;

(p)                                 “Interim Order” means an order of the Court pursuant to Section 291 of the Act as such order may be amended, supplemented or varied by the Court in respect of the Arrangement providing for, among other things, the calling and holding of the YGC Meeting and the Queenstake Meeting ;

(q)                                 “Joint Circular” means the joint management information circular (including all appendices thereto) of YGC and Queenstake to be prepared and sent with the requisite notices of meeting and proxy forms by YGC for the YGC Meeting and by Queenstake for the Queenstake Meeting;

(r)                                    “Letter of Transmittal” means the letter of transmittal delivered to the Queenstake Shareholders in connection with the Arrangement;

(s)                                  “Mailing Date” means the date of the mailing of the Joint Circular to the Queenstake Shareholders and the YGC Shareholders;

(t)                                    “New YGC Shares” means the common shares of YGC to be issued to each Queenstake Shareholder who has not exercised Dissent Rights in accordance with the ratios set out in Section 2.1;

(u)                                 “New YGC Stock Options” means options to purchase New YGC Shares which are to be issued in exchange for Queenstake Stock Options;

(v)                                 “New YGC Stock Option Plan” means the new stock option plan of YGC to be approved at the YGC Meeting and the Queenstake Meeting;

(w)                               “New YGC Warrants” means warrants to purchase New YGC Shares which are to be issued in exchange for Queenstake Warrants;

(x)                                   “Notice of Dissent” means a notice given in respect of the Dissent Rights as contemplated in the Interim Order and as described in Section 3;

(y)                                 “Plan of Arrangement”, “hereof’, “herein”, “hereunder” and similar expressions means this plan of arrangement, including the appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof, the Combination Agreement or made at the direction of the Court in the Final Order;

(z)                                   “Queenstake” means Queenstake Resources Ltd., a corporation continued under the laws of the Province of British Columbia;

(aa)                            “Queenstake Shareholder” means a registered holder of Queenstake Shares or any person who surrenders to the Depositary certificates representing such Queenstake Shares duly endorsed for transfer to such person in accordance with a Letter of Transmittal;

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(bb)                          “Queenstake Meeting” means the annual and special meeting of the Queenstake Shareholders (including any adjourned or postponed meeting) to be held for the purpose of considering and, if deemed advisable, approving the Queenstake Special Resolution;

(cc)                            “Queenstake Shareholders” means the holders of Queenstake Shares set out from time to time in the register maintained by or on behalf of Queenstake in respect of Queenstake Shares;

(dd)                          “Queenstake Shares” means the common shares in the capital of Queenstake;

(ee)                            “Queenstake Special Resolution” means the special resolution of the Queenstake Shareholders approving the Arrangement by a majority of at least two thirds of the Queenstake Shares voted at the Queenstake Meeting in accordance with Section 289 of the Act as contemplated in Section 2.2 hereof, such special resolution to be substantially in the form set out in Schedule B to the Combination Agreement;

(ff)                                “Queenstake Stock Options” means the rights (whether or not vested) to purchase Queenstake Shares which are from time to time outstanding under the Queenstake Stock Option Plan;

(gg)                          “Queenstake Stock Option Plan” means the stock option plan of Queenstake dated March 1995, as subsequently amended and as constituted as of the date hereof pursuant to which participants are granted Queenstake Stock Options;

(hh)                          “Queenstake Warrants” means the outstanding warrants to purchase Queenstake Shares issued by Queenstake and currently outstanding;

(ii)                                  “Registrar” has the meaning attributed to that term under the Act;

(jj)                                  “YGC” means YGC Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia;

(kk)                            “YGC Financing” means the financing to be conducted by YGC to raise minimum net proceeds to YGC of $80,000,000 as a condition precedent to completion of the Arrangement as described in Section 5.1(g) of the Combination Agreement;

(ll)                                  “YGC Meeting” means the annual and special meeting of the YGC Shareholders (including any adjourned or postponed meeting) to be held for the purpose of considering and, if deemed advisable, approving the YGC Special Resolution, and the transactions contemplated thereby;

(mm)                      “YGC Stock Options” means the outstanding options to purchase YGC Shares issued pursuant to the YGC Stock Option Plan;

(nn)                          “YGC Shareholder” means a registered holder of YGC Shares or any person who surrenders to the Depositary certificates representing such YGC Shares duly endorsed for transfer to such person in accordance with a Letter of Transmittal;

(oo)                          “YGC Shareholders” means the holders of YGC Shares set out from time to time in the register maintained by or on behalf of YGC in respect of YGC Shares;

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(pp)                          “YGC Shares” means common shares in the capital of YGC as constituted on the date hereof;

(qq)                          “YGC Special Resolution” means the special resolution of the YGC Shareholders approving the Arrangement by a majority of at least two thirds of the YGC Shares voted at the YGC Meeting in accordance with Section 289 of the Act as contemplated in Section 2.2 hereof, such special resolution to be substantially in the form as set out in Schedule C to the Combination Agreement;

(rr)                                “YGC Stock Option Plan” means the stock option plan of YGC as approved by the YGC Shareholders on May 19, 2005 and as constituted as of the date hereof pursuant to which participants are granted YGC Stock Options;

(ss)                            “YGC Special Warrants” means the special warrants, subscription receipts or other similar securities which it is anticipated will be issued by YGC pursuant to the YGC Financing; and

(tt)                                “YGC Warrants” means the outstanding warrants to purchase YGC Shares issued by YGC and currently outstanding.

1.2                                 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.  Unless otherwise indicated, all references to a “Section” followed by a number and/or a letter refer to the specified Section of this Plan of Arrangement.

1.3                                 Number and Gender

In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders.

1.4                                 Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                                 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letters of Transmittal are Pacific Daylight Time unless otherwise stipulated herein or therein.

1.6                                 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

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2.                                      ARRANGEMENT

2.1                                 Binding Effect

The Arrangement shall be effective as of, and be binding at and after, the Effective Time on YGC, Queenstake and all holders and beneficial holders of Queenstake Shares, Queenstake Stock Options and Queenstake Warrants.

2.2                                 The Arrangement

At the Effective Time, the following shall occur and shall be deemed to have occurred in the following order without any further act or formality:

(a)                                  YGC will change its name to Yukon-Nevada Gold Corp., or such other name as may be approved by the directors of YGC and Queenstake acting reasonably, subject to Appropriate Regulatory Approval;

(b)                                 each Queenstake Share, other than Queenstake Shares held by Queenstake Shareholders who have validly exercised Dissent Rights, will be deemed to be transferred to YGC and, subject to Section 4.2 each such Queenstake Shareholder will receive one New YGC Share for every ten Queenstake Shares held;

(c)                                  each Queenstake Option, to the extent that it has not been exercised, shall subject to Section 4.2, be transferred to YGC in exchange for a New YGC Option to purchase that number of New YGC Shares determined by dividing the number of Queenstake Shares subject to each such Queenstake Option by ten at an exercise price per New YGC Share equal to the exercise price per Queenstake Share of each such Queenstake Option multiplied by ten, with a term to expiry equivalent to the Queenstake Option.  If the foregoing calculation results in the option being exercisable for a fraction of a New YGC Share, then the number of New YGC Shares subject to such option shall be rounded down to the nearest whole number of shares and the aggregate exercise price for the option will be reduced by the exercise price for one New YGC Share multiplied by the fractional entitlement. All options issued by YGC on such exchange shall be governed by the New YGC Stock Option Plan;

(d)                                 each Queenstake Warrant, to the extent that it has not been exercised, shall subject to Section 4.2, be transferred to YGC in exchange for a New YGC Warrant to purchase that number of New YGC Shares determined by dividing the number of Queenstake Shares subject to each such Queenstake Warrant by ten at an exercise price per New YGC Share equal to the exercise price per Queenstake Share of each such Queenstake Warrant multiplied by ten, with a term to expiry equivalent to the Queenstake Warrant.  If the foregoing calculation results in the warrant being exercisable for a fraction of a New YGC Share, then the number of New YGC Shares subject to such warrant shall be rounded down to the nearest whole number of shares and the aggregate exercise price for the warrant will be reduced by the exercise price for one New YGC Share multiplied by the fractional entitlement. All warrants issued by YGC on such exchange shall be governed by the certificates representing such New YGC Warrants;

(e)                                  with respect to each of the Queenstake Shares, Queenstake Stock Options and Queenstake Warrants transferred to YGC pursuant to the Plan of Arrangement, at the Effective Time, without any further act or formality:

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(i)                                     the holder thereof shall cease to be the holder of such security and the name of the holder thereof shall be removed from the register of such securities of Queenstake; and

(ii)                                  the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to validly transfer such security to YGC in accordance with the Plan of Arrangement.

(f)                                    the number of directors of YGC will be fixed at ten (10); and

(g)                                 the board of directors of YGC will be comprised of Graham Dickson, John Fox, Neil Steenberg, Robert Chafee, E. Lynn Patterson, Don MacDonald, Peter Holbek, Iain Harris, Dorian Nicol and Peter Bojtos, subject to YGC having received consents to act from each of the foregoing.

2.3                                 Letter of Transmittal

(a)                                  Queenstake shall cause a Letter of Transmittal to be sent to each Queenstake Shareholder and holder of Queenstake Stock Options and Queenstake Warrants concurrent with the mailing of the Joint Circular to the Queenstake Shareholders, on the Mailing Date.

(b)                                 Any deposit of a Letter of Transmittal and accompanying certificates, or other documentation as provided in the Letter of Transmittal, may be made at any of the offices of the Depositary specified in the Letter of Transmittal.

3.                                      RIGHTS OF DISSENT

3.1                                 YGC Shareholders registered as such on the record date of the YGC Meeting may exercise rights of dissent pursuant to and in the manner set out in subsection 238(d) of the Act, provided that the Notice of Dissent duly executed by such YGC Shareholder is received by YGC’s registered and records office 48 hours in advance of the time of the YGC Meeting.  Dissenting YGC Shareholders who are ultimately entitled to be paid fair value for their YGC Shares shall be deemed to have transferred their YGC Shares to YGC for cancellation immediately prior to the Effective Time and in no case shall YGC be required to recognize such Persons as holding YGC Shares at and after the Effective Time, and the names of such YGC Shareholders shall be removed from YGC’s register of shareholders as of the Effective Time.

3.2                                 Queenstake Shareholders registered as such on the record date of the Queenstake Meeting may exercise rights of dissent pursuant to and in the manner set out in subsection 238(d) of the Act, provided that the Notice of Dissent duly executed by such Queenstake Shareholder is received by Queenstake’s registered and records office 48 hours in advance of the time of the Queenstake Meeting.  Dissenting Queenstake Shareholders who are ultimately entitled to be paid fair value for their Queenstake Shares shall be deemed to have transferred their Queenstake Shares to YGC for cancellation immediately prior to the Effective Time and in no case shall Queenstake or YGC be required to recognize such Persons as holding Queenstake Shares at and after the Effective Time, and the names of such Queenstake Shareholders shall be removed from Queenstake’s register of shareholders as of the Effective Time.

3.3                                 Queenstake Shareholders who do not duly exercise their Dissent Rights and are not entitled to be paid fair value for their Queenstake Shares, shall be deemed to have participated in the Arrangement on the same basis as a Queenstake Shareholder who is not a Dissenting Queenstake

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Shareholder, and shall be entitled to and shall receive New YGC Shares as provided in Section 2.2(b) of this Plan of Arrangement.

4.                                      CERTIFICATES AND DOCUMENTATION

4.1                                 Entitlement to New YGC Certificates

(a)                                  After the Effective Date, and subject to Section 4.2, Queenstake Shareholders (other than Dissenting Queenstake Shareholders) and the holders of Queenstake Stock Options and Queenstake Warrants will be entitled to receive a certificate or certificates or other documentation representing their New YGC Shares, New YGC Stock Options and New YGC Warrants, as the case may be.

4.2                                 Letter of Transmittal

(a)                                  YGC shall, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing the Queenstake Shares or other documentation as provided in the Letter of Transmittal, cause the Depositary to:

(i)                                     forward or cause to be forwarded by first class mail (postage prepaid) to the Queenstake Shareholder at the address specified in the Letter of Transmittal; or

(ii)                                  if requested by the Queenstake Shareholder in the Queenstake Letter of Transmittal, to make available at the Depositary for pick-up by the Queenstake Shareholder; or

(iii)                               if the Queenstake Letter of Transmittal neither specifies an address nor contains a request as described in (ii), to forward or cause to be forwarded by first class mail (postage prepaid) to the Queenstake Shareholder at the address of such holder as shown on the share register maintained by or on behalf of Queenstake, certificates representing the number of New YGC Shares issuable to such Queenstake Shareholder as determined in accordance with the provisions in Section 2.2(b).

(b)                                 YGC shall have provided the Depositary with sufficient certificates representing New YGC Shares to satisfy its obligations pursuant to Section 4.2(a).

(c)                                  Each Queenstake Shareholder entitled in accordance with Section 2 to receive New YGC Shares shall be deemed to be the registered holder for all purposes as of the Effective Time of the number of New YGC Shares to which such Queenstake Shareholder is entitled. All dividends paid or other distributions made on or after the Effective Time on or in respect of any New YGC Shares which a Queenstake Shareholder is entitled to receive pursuant to this Plan of Arrangement, but for which a certificate has not yet been delivered to such Queenstake Shareholder in accordance with Section 4.1(a), shall be paid or made to such Queenstake Shareholder when such certificate is delivered to such Queenstake Shareholder in accordance with Section 4.2(a).

(d)                                 Subject to Section 3 and Section 2.2(b), after the Effective Time, any certificate or other documentation formerly representing Queenstake Shares, Queenstake Stock Options and Queenstake Warrants shall represent only the right to receive securities of YGC pursuant

7

to Sections 2.2 and 4.2(a) and any dividends or other distributions to which the Queenstake Shareholder is entitled under Section 4.2(c), and any such certificate or other documentation formerly representing Queenstake Shares, Queenstake Stock Options or Queenstake Warrants not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions under Section 4.2(c), against YGC or Queenstake by a former Queenstake Shareholder. On such date, all New YGC Shares and other securities and cash to which the former Queenstake Shareholder of such certificates was entitled shall be deemed to have been surrendered to YGC.

4.3                                 Fractional Shares

No fractional shares or cash compensation in lieu thereof will be issued or paid by YGC.

4.4                                 Illegality of Delivery of New YGC Shares

Notwithstanding the foregoing, if it appears to YGC that it would be contrary to applicable law to issue New YGC Shares pursuant to the Arrangement to a person that is not a resident of Canada, the New YGC Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the New YGC Shares by the Depositary on behalf of that person. The New YGC Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the New YGC Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the New YGC Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the New YGC Shares and any amount withheld in respect of Canadian or other taxes) in lieu of the New YGC Shares. The net proceeds will be remitted in the same manner as set forth in this Section 4. None of Queenstake, YGC or the Depositary will be liable for any loss or damages arising out of any such sales.

4.5                                 Lost Certificates

If any certificate which prior to the Effective Time represented outstanding Queenstake Shares which were exchanged pursuant to Section 2.2 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing New YGC Shares deliverable in respect thereof as determined in accordance with Section 2.2. When seeking such certificate and payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing New YGC Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to YGC and its transfer agent, in such sum as YGC may direct or otherwise indemnify YGC and its transfer agent in a manner satisfactory to YGC and its transfer agent against any claim that may be made against YGC or its transfer agent with respect to the certificate alleged to have been lost, stolen or destroyed.

5.                                      AMENDMENT

5.1                                 Amendment of Plan of Arrangement

(a)                                  Queenstake and YGC reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any amendment, modification or supplement must be contained in a written document which is filed with

8

the Court and, if made following the Queenstake Meeting and the YGC Meeting, approved by the Court and communicated to Queenstake Shareholders and the YGC Shareholders in the manner required by the Court (if so required).

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Queenstake or YGC at any time prior to or at the YGC Meeting and the Queenstake Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the YGC Meeting and the Queenstake Meeting, will become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the YGC Meeting and the Queenstake Meeting will be effective only if it is consented to by YGC and Queenstake (acting reasonably).

(d)                                 This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Combination Agreement.

(e)                                  Notwithstanding the foregoing provisions of this Section 5.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Combination Agreement.

9

APPENDIX C

INFORMATION CONCERNING YGC RESOURCES LTD.

Capitalized terms used in this Appendix C that are not defined herein shall have the meanings ascribed to such terms in the joint management information circular (the “Circular”) of YGC Resources Ltd. and Queenstake Resources Ltd. to which this Appendix C is attached.  All references to dollar amounts in this Appendix C are to Canadian dollars unless expressly stated otherwise.

TABLE OF CONTENTS

YGC RESOURCES LTD. AND CORPORATE STRUCTURE	2
Incorporation	2
Subsidiaries	2
TECHNICAL INFORMATION	2
Qualified Persons	2
GENERAL DEVELOPMENT OF THE BUSINESS	2
Three Year History	2
NARRATIVE DESCRIPTION OF THE BUSINESS	3
Business of YGC	3
Ketza River Project, Yukon Territory	3
Other Property Holdings	36
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT DISCUSSION AND ANALYSIS	37
Selected Consolidated Annual Information	37
Quarterly Information — Fiscal year ended December 31, 2006	37
Quarterly Information — Fiscal year ended December 31, 2005	37
Management’s Discussions and Analysis of Financial Condition and Results of Operations	37
DIRECTORS AND OFFICERS	40
Corporate Cease Trade Orders and Bankruptcies	44
Penalties or Sanctions	44
Personal Bankruptcies	44
Conflicts of Interest	44
SHARE CAPITAL	45
Description of Share Capital	45
YGC Common Shares	45
Dividend Policy	45
ESCROWED SECURITIES	45
CONSOLIDATED CAPITALIZATION	46
PRIOR SALES	46
Prior Sales	46
Stock Exchange Trading	48
PRINCIPAL HOLDERS OF SECURITIES	49
EXECUTIVE COMPENSATION	49
Summary of Compensation	49
Pension Plans	31
Termination of Employment, Change in Responsibilities and Employment Contracts	31
Compensation of Directors	32
OPTIONS TO PURCHASE SECURITIES	33
Stock Options	33
Warrants	35
Long-Term Debt	35
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	36
RISK FACTORS	36
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	40
MANAGEMENT CONTRACTS	40
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	41
DIVIDEND RECORD AND POLICY	41
MATERIAL CONTRACTS	41
AUDITORS, TRANSFER AGENT AND REGISTRARS	41
LEGAL PROCEEDINGS	41
ADDITIONAL INFORMATION	42

YGC RESOURCES LTD. AND CORPORATE STRUCTURE

Incorporation

YGC Resources Ltd. (“YGC”) was incorporated under the laws of the Province of British Columbia under the name “YGC Resources Ltd.” on May 30, 1988.  On January 25, 2002, YGC was struck from the Register of Companies for British Columbia and dissolved.  YGC was restored to the Register on August 1, 2003.  On January 5, 2004 YGC consolidated is share capital on a five (5) old for one (1) new basis and increased its authorized share capital from 4,000,000 shares without par value to 100,000,000 shares without par value.  On June 23, 2005, YGC increased its authorized share capital from 100,000,000 Common Shares without par value to an unlimited number of Common Shares without par value.

Subsidiaries

Set forth below are the names of YGC’s subsidiaries:

Name	Jurisdiction of incorporation	Percentage owned	Nature of business
YGC Resources Arizona, Inc.	Arizona	100%	Resource exploration
Ketza River Holdings Ltd.	Yukon	100%	Resource exploration

TECHNICAL INFORMATION

Qualified Persons

G.H. Giroux, P.Eng. MASc., of Giroux Consultants Ltd., Vancouver, BC is the author of the Giroux Report referred to herein.  Mr. Giroux is President of Giroux Consulting Ltd., a consulting engineering firm, whose address is in Vancouver, BC.  Mr. Giroux is a registered Professional Geological Engineer (#8814).

Mr. Gates of Spokane, Washington, is a licensed geologist in the state of Washington - #2253 (expiry date: May 20, 2007).  Mr. Gates is also a Certified Professional Geologist with the American Institute of Professional Geologists - CPG#10902.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The principal business of YGC is the acquisition, exploration and development of mineral properties of merit with a particular focus on gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona in the United States.

YGC was inactive from 1999 to 2002, at which time Graham Dickson, the president of YGC, took the initiative in restoring YGC to the Register of Companies and raising capital to return YGC to good standing as a reporting issuer in the provinces of British Columbia and Alberta.

YGC has owned the Ketza River Gold Property, Yukon, since 1994.  This former producing mine was shut down in November, 1990, due to the depletion of known reserves of oxide ore.  The Ketza River Gold Property includes 308 mineral claims and leases, a gold mill and all associated chattels, tools, equipment and licences.  Mr. Dickson, a chemist and a professional mining consultant, identified areas which were under-explored and which could be mined

2

and processed by different methods than those employed in the past.  In particular, Mr. Dickson identified the possibility of discovering significant quantities of sulphide ore.  YGC has completed diamond drilling that resulted in the discovery of the Chimney and Fork zones and geologic mapping, prospecting, sampling and diamond drilling on the Shamrock zone.  YGC is carrying out an aggressive diamond drill program in an effort to increase mineral resources, to prepare a feasibility study and, if the results of the feasibility study are positive, to return the Property to commercial production as a mine.

By Agreement dated September 30, 2006 between YGC and George Fairclough, YGC was granted an option to purchase 100% interest in claims owned by Mr. Fairclough located in the Yukon Territory, known as the Silver Valley Property.

YGC also holds 45 unpatented mining claims referred to as the South Zone, Pinal County, Arizona.  The South Zone will be explored by YGC as a gold-copper porphyry property.  YGC’s option to acquire a 100% interest in the adjacent Silver Bar Property has terminated.  YGC also owns other property interests in the Yukon and in the Greenwood area of south-central British Columbia.

YGC intends to seek and acquire additional properties worthy of exploration.

NARRATIVE DESCRIPTION OF THE BUSINESS

Business of YGC

The principal business of YGC is the acquisition, exploration and, if warranted, development of natural resource properties of merit with a particular focus on the Ketza River Property, Yukon Territory.  YGC also holds interests in the South Zone Property, Arizona, USA.  YGC intends to seek and acquire additional properties worthy of exploration/development.

As of December 31, 2006, YGC had five (5) full-time and one part time employee, and uses a number of consultants and contractors for a variety of tasks.

As at the date hereof, neither YGC, nor its subsidiaries, has been subjected to any bankruptcy, receivership or similar proceedings.

Commencing in December 2003, Graham Dickson, the president of YGC, took the initiative in reorganizing YGC by restoring it with the Register of Companies and returning YGC to good standing as a reporting issuer in the provinces of British Columbia and Alberta.  On January 5, 2004, YGC’s share capital was consolidated on a five (5) old for one (1) new basis and its authorized share capital was increased from 4,000,000 shares without par value to 100,000,000 shares without par value; subsequently YGC’s share capital was increased to an unlimited number if common shares without par value.  On April 13, 2005, YGC’s shares commenced trading on the TSX.

Ketza River Project, Yukon Territory

YGC’s interest in the Ketza River Property is the subject of a report (the “Giroux Report”), dated November 14, 2005, prepared by Giroux Consultants Ltd. (“Giroux”), of #513, 675 West Hastings Street, Vancouver, B.C., V6B 1N2, a copy of which has been filed with the applicable regulatory bodies.  The Giroux Report up-dates an earlier report dated October 14, 2004 (the “October 2004 Report”), which was also prepared by Giroux, and filed on SEDAR (www.sedar.com).  The up-date was based on 37 new drill holes completed in the summer of 2005 and includes an additional 121 historic holes in the Bluff, Hoodoo and Lab Zones to the west of the area estimated in 2004.  The geologic data used to establish a three dimensional geologic model for these historic holes was not available to Giroux for the October 2004 resource estimate.

The following description of the Ketza River Property has been summarized primarily from the Giroux Report.

3

Project Description and Location

The property is located on the headwaters of Cache Creek, a tributary of the Ketza River, in the Watson Lake Mining District of the Yukon Territory, and is centred at 61° 32’ N and 132° 13’ W on NTS map sheet 105 F/9 (Figure 1).

Figure 1 — Location Map

4

The Ketza River mineral property consists of 242 Yukon “Quartz Mining” claims and fractions listed in Table 1.  Another 66 claims have been converted to mining leases covering 2,110 acres and are listed in Table 2.  All claims are owned 100% by YGC.  The Mineral Claims and Leases can be viewed on line at web site http://www.yukonminingrecorder.ca/PDFs/105/105F09.pdf.

Table 1 — List of Mining Claims

Claim Name & Number	Grant No.	Expiry Date	Claims
Ketza 103	YB00958	14/04/2008	1
Kon 16 - 18	YA56488 - 490	21/03/2008	3
Kon 19 - 20	YB45994 - 995	28/07/2007	2
Kon 21	A56493	21/03/2008	1
Kon 27 — 34	YA70938 - 945	21/03/2008	8
Kon 45 - 58	YA70956 - 969	21/03/2008	14
Kon 59 - 60	YA70970 - 971	21/03/2008	2
Kon 61 - 70	YA70972 - 981	21/03/2008	10
Kon 71 - 80	YA71526 - 535	21/03/2008	10
Kon 82	YA71537	21/03/2008	1
Kon 84 — 96	YA71539 - 551	21/03/2008	13
Kon 97 - 98	YA72106 - 107	04/10/2008	2
Kon 105	YA90405	08/10/2007	1
Kon 109 - 110	YA90409 - 410	08/10/2007	2
Kon 111	YA90411	08/10/2007	1
Kon 131	YA90431	21/03/2008	1
Kon 132	YA90432	21/03/2008	1
Kon 133	YA91388	15/08/2007	1
Kon 134	YA90825	14/04/2008	1
Kon 134	YA91389	15/11/2007	1
Kon 135	YA90826	14/04/2008	1
Kon 135	YB45996	28/07/2007	1
Kon 136	YA90827	14/04/2008	1
Kon 136	YA91391	15/11/2007	1
Kon 137	YA90828	14/04/2008	1
Kon 137	YA91392	15/11/2007	1
Kon 138 - 152	YA90829 — 843	14/04/2008	15
Kon 153	YA90844	14/04/2008	1
Kon 154 - 162	YA90845 - 853	14/04/2008	9
Kon 163	YA90854	14/04/2008	1
Kon 164	YA90855	14/04/2008	1
Kon 165	YA90856	14/04/2008	1
Kon 166 - 172	YA90857 - 863	14/04/2008	7
Kon 173 - 174	YA90864 - 865	14/04/2008	2
Kon 175	YA90866	14/04/2008	1
Kon 176	YA90867	14/04/2008	1
Kon 177	YA90868	14/04/2008	1
Kon 179	YA90870	14/04/2008	1

5

Claim Name & Number	Grant No.	Expiry Date	Claims
Kon 180	YA90871	14/04/2008	1
Kon 181 - 183	YA90872 - 874	14/04/2008	3
Kon 184 - 186	YA90875 - 877	14/04/2008	3
Kon 187	YA90878	14/04/2008	1
Kon 188 - 190	YA90879 - 881	14/04/2008	3
Kon 191 - 193	YA90882 - 884	14/04/2008	3
Kon 194 - 199	YA90885 - 890	14/04/2008	6
Kon 200 - 209	YA90965 - 974	14/04/2008	10
Kon 210 - 213	YA90891 - 894	14/04/2008	4
Kon 216 - 239	YA90897 - 920	14/04/2008	24
Kon 246 - 261	YA99325 - 340	14/04/2008	16
Kon 262	YB00679	21/03/2008	1
Kon 263 - 264	YB00680 - 681	21/03/2008	2
Kon 265 - 271	YB00682 - 688	21/03/2008	7
Kon 305 - 320	YB34222 - 237	23/08/2007	16
Kon 321 - 322	YB34238 — 239	23/08/2007	2
Kon 323 - 339	YB34240 - 256	23/08/2007	17
		Total	242

Table 2 — List of Mining Leases

Claim Name & Number	Grant No.	Lease No.	Expiry Date	Acres	Units
Ann 2	71527	3417	14/12/2009	45.62	1
Fred No. 1	Y16372	3420	14/12/2009	1.5	1
Fred No. 2	Y16373	3421	14/12/2009	3.13	1
Fred No. 3	Y16895	3422	14/12/2009	0.36	1
Fred No. 4	Y16896	3423	14/12/2009	11.1	1
Fury No. 1	71077	3412	14/12/2009	53.18	1
Fury No. 25	69833	3405	14/12/2009	33.49	1
Fury No. 26	69834	3406	14/12/2009	51.62	1
Fury No. 27	69835	3407	14/12/2009	40.67	1
Fury No. 28	69836	3408	14/12/2009	27.93	1
Fury No. 29	69837	3409	14/12/2009	29.03	1
Fury No. 30	69838	3410	14/12/2009	35.56	1
Fury No 32	69839	3411	14/12/2009	40	1
Jan No. 3	71424	3413	14/12/2009	45.45	1
Jan No. 4	71425	3414	14/12/2009	20.9	1
Jan No. 5	71426	3415	14/12/2009	48.83	1
Jan No. 6	71427	3416	14/12/2009	51.65	1
Kon 1	YA56473	3462	02/12/2011	46.01	1
Kon 2	YA56474	3463	02/12/2011	10.6	1
Kon 3	YA56475	3464	02/12/2011	50.03	1
Kon 4	YA56476	3465	02/12/2011	43.6	1
Kon 5	YA56477	3466	02/12/2011	51.5	1
Kon 6	YA56478	3467	02/12/2011	51.65	1
Kon 7	YA56479	3468	02/12/2011	45.7	1

6

Claim Name & Number	Grant No.	Lease No.	Expiry Date	Acres	Units
Kon 8	YA56480	3469	02/12/2011	44.1	1
Kon 9	YA56481	3470	02/12/2011	42.2	1
Kon 10	YA56482	3471	02/12/2011	41.1	1
Kon 11	YA56483	3472	02/12/2011	52.1	1
Kon 12	YA56484	3473	02/12/2011	47.7	1
Kon 13	YA56485	3474	02/12/2011	51.7	1
Kon 14	YA56486	3475	02/12/2011	51.7	1
Kon 15	YA56487	3476	02/12/2011	50.5	1
Kon 22 Fr	YA56498	3477	12/02/2011	15.2	1
Kon 23	YA70934	3478	12/02/2011	28.6	1
Kon 24	YA70935	3479	12/02/2011	3.08	1
Kon 25	YA70936	3480	12/02/2011	30.4	1
Kon 26	YA70937	3481	12/02/2011	19.4	1
Kon 81	YA71536	3482	21/02/2011	11.2	1
Kon 83	YA71538	3483	12/02/2011	52	1
Kon 99 Fr	YA90399	3484	12/02/2011	23.1	1
Kon 100 Fr	YA90400	3485	12/02/2011	0.8	1
Kon 102	YA90402	3486	12/02/2011	38.8	1
Kon 103	YA90403	3487	12/02/2011	48.8	1
Kon 104 Fr	YA90404	3488	12/02/2011	22	1
Kon 107 Fr	YA90407	3489	12/02/2011	0.68	1
Kon 108 Fr	YA90408	3490	12/02/2011	0.74	1
Kon 113 Fr	YA90413	3491	12/02/2011	3.76	1
Kon 114 Fr	YA90414	3492	12/02/2011	0.59	1
Kon 116 Fr	YA90416	3493	12/02/2011	1.65	1
Kon 117 Fr	YA90417	3494	12/02/2011	1.06	1
Kon 118 Fr	YA90418	3495	12/02/2011	6.61	1
Kon 127 Fr	YA90427	3496	12/02/2011	14.6	1
Kon 128 Fr	YA90428	3497	12/02/2011	11	1
Kon 130 Fr	YA90430	3498	12/02/2011	0.75	1
Peel No. 1	69368	3396	14/12/2009	50.12	1
Peel No. 2	69369	3397	14/12/2009	50.12	1
Peel No. 3	69370	3398	14/12/2009	46.96	1
Peel No. 4	69371	3399	14/12/2009	46.97	1
Peel No. 5	69372	3400	14/12/2009	51.92	1
Peel No. 6	69373	3401	14/12/2009	50.38	1
Peg No. 17	69488	3403	14/12/2009	47.4	1
Peg No. 18	69489	3404	14/12/2009	47.4	1
Penguin No. 10	72784	418	14/12/2009	31.17	1
Penguin No. 4	69367	395	14/12/2009	51.65	1
Penguin No. 7	69489	3418	14/12/2009	29.3	1
Pioneer No. 4	69377	402	14/12/2009	51.65	1
			Total	2110.07	66

7

The property includes a gold processing mill rated at 350 tonnes per day which processed oxide ores from the Ketza River mine from April 1988 to November 1990 when known reserves of oxide ore were depleted.  Total gold production was 100,033 ounces from 340,000 tonnes of oxide ore obtained from eight separate deposits.  Average mill throughput was 364 tonnes per day with an average gold recovery of 88.56%.  The three main deposits known as the Peel, Ridge and Break-Nuzone produced 85% of the ore from oxide manto replacement deposits.  The mill was permitted to process only oxide ore and the known sulphide deposits on the property have not been mined.

Accessibility, Climate, Land Resources, Infrastructure and Physiography

The Ketza River Property is accessible by a 40 kilometre all weather road from Km 323 on the Robert Campbell Highway. The property is approximately 80 kilometres by road from Ross River and 460 kilometres from Whitehorse.

The property is located in the Pelly Mountains in south central Yukon. Elevations on the property range from 1,300 metres to 2,100 metres at the Misery Creek deposit.  Land Use in the area is limited to mining, trapping, hunting and recreation.

Temperatures range from highs of +25° C in summer to - 30° C in winter. Daylight extends over 24 hours in the summer months, particularly June, while there are only short periods of daylight during the winter.  The Ketza River Property can be explored year-round, except for the Shamrock Zone, which is typically closed until March due to avalanche risks.

Vegetation consists of dwarf birch, spruce, alder and balsam trees up to the tree line at approximately 1,600 metres.

History

Early explorers travelled into the area up the Pelly River, beginning with Robert Campbell in 1843.  During 1947, prospectors with Hudson Bay Mining and Smelting Company Limited discovered lead-silver veins in the Ketza River area.  Later explorers carried out trenching, road building, diamond drilling and developed exploration adits on the lead-silver veins.

The Geological Survey of Canada, in particular, G.M. Dawson and J.R. Johnson mapped the Pelly River valley in 1888 and 1936. D. Templeman-Kluit et al mapped and compiled the geology of the Quiet Lake and adjoining Finlayson Lake map sheets and released the information in map form as Open File Map 486 in 1977.

The first Ketza River gold deposits were discovered during 1954 by Conwest Exploration Company, Limited.  Conwest explored several occurrences from 1955 to 1960 with trenching as well as 75 AX diamond drill and packsack holes.  A geological reserve of 68,000 tonnes grading 12 g/t gold was reported for the Peel 3 and Peel 3C deposits (now known as the Peel and Ridge zones).  The claims were surveyed and taken to lease during this time.

During 1983, Pacific Trans Ocean Resources Ltd. optioned the property from Conwest and carried out limited geochemical and geological surveys before entering into a joint venture with Canamax Resources Inc. in 1984.

Canamax, in 1984, (as operator of the joint venture) conducted geological mapping, a 3,500 sample soil geochemical (Au-As) survey, 102 line kilometre airborne EM-Magnetic survey, rock sampling and 2,424 metres of diamond drilling in 59 drill holes on the Peel, Flint, Penguin and Tarn sulphide and Ridge oxide manto zones.  The exploration focus shifted from sulphides to oxides with the discovery of the Peel oxide zone and the realization that it was connected with the Ridge zone.  (The locations of the various zones, in relation to the property, are shown in Figure 3).

8

Figure 3 — Simplified Geology Map

During 1985, Canamax carried out geological mapping, 6,158 metres of diamond drilling in 60 holes, 409 metres of underground drifting on the 1510 Level and excavating a metallurgical bulk sample from the Peel and Ridge oxide zones. Preliminary geotechnical and environmental studies were also completed. The exploration led to the discovery of the QB vein. The Iona Silver property adjoining the east boundary of the Ketza River property was optioned by Canamax. The Slide Lake claims immediately north of the Ketza River property were staked at that time.

The 1986 field program consisted of prospecting and trenching and led to the discovery of the Break, Gully, 3M and Knoll zones. Canamax undertook 6,278 metres of surface diamond drilling in 90 drill holes to infill and expand the Peel zone, and to test the Break, QB and 3M showings. Underground exploration included 1,200 metres of development work on the 1550 and 1510 levels followed by 2,331 metres of underground definition drilling in 68 drill holes. An option was obtained on the adjoining High River/Quillo property.

9

During February 1987, a feasibility study recommended construction of a 320 tonne per day mill and mine complex at an estimated cost of $ 21 million. A production decision was made in March 1987, and financing was obtained in October 1987. Exploration during 1987 included a total of 4,990 metres of diamond drilling in 61 holes and 95 reverse circulation drill holes (5,029 metres). The drilling was completed on the Peel fault, Fred’s vein, and 3M zone and definition drilling on the Peel zone. The Hoodoo and Eileen oxide zones and the Lab and Raven sulphide zones were discovered. Ground geophysical surveys included 50 km of magnetic and 30 km of HLEM surveys. Soil sampling on 25 metre spacing resulted in 2,298 samples for gold analysis.  Low altitude aerial photography was carried out over the property.

In 1988, ground geophysical surveys included 90 km of magnetic and 26 km of VLF. A total of 2,310 soil samples were collected and analysed for gold. Diamond drilling on the Lab, Hoodoo, Comet, Knoll, 3M, NW fault, Megawatt, Sue Creek, Penguin, Peel, Break and Nuzone zones totalled 5,549 metres in 70 drill holes (of which 12 were underground holes). Underground drifting of 160 metres on the Nuzone and Break zones was completed, and followed by 582 metres of underground diamond drilling. Sulphide mineral process investigations were initiated.  Options on the Iona Silver and High River/Quillo properties were terminated.

The mill achieved commercial production in July 1988. After several months of operation, oxide ore reserves were significantly reduced from feasibility study estimates due to an error in calculation of the bulk density of the oxide ore. The grade of feed to the mill was also lower than expected, due to a number of factors. As identified by Strathcona Mineral Services Ltd., the main factors were over-weighting of high grade samples in the data, and dilution from the lower than expected grade from the footwall mineralization. Canamax purchased Pacific Trans-Ocean’s interest in the Ketza River property in January 1989.

Exploration during 1989 consisted of 36 km of ground magnetic survey, geological mapping and collection of 500 soil samples which led to the discovery of the 1430 East, Tarn and B-Mag oxide zones. Definition diamond drilling was carried out on the Knoll, Tarn, and 1430 East oxide zones and on the Peel East open pit, Peel East underground and Peel West underground and Lab sulphide zones. Preliminary percussion and diamond drilling was also carried out on the Break, B-Mag, Peg-Fury, and Nose zones. Drilling totalled 5,590 metres in 127 diamond drill (of which 7 were underground holes) and 1,215 metres in 79 percussion drill holes in a program which was completed in early 1990. New oxide mineralization was identified at the Knoll, Tarn, QB, and 1430 East zones. Metallurgical studies were conducted on sulphide mineralization from several of the deposits. With the oxide zones rapidly depleting, attention was given to the economic viability of the sulphide deposits.

During 1990, exploration drilling totalled 1,101 metres in nine diamond drill holes on the Flint zone. Fill in definition diamond and percussion drilling was completed during the winter of 1989 - 90 on the sulphide zones in the Peel area: Peel East open pit; Peel East underground; Peel West underground; and, Lab zone. Trenching was carried out on the Penguin and Sauna zones followed by diamond drilling. The mine and mill ceased operations in November 1990 on depletion of known oxide reserves. Gold recovery from the sulphides of 78.3% was forecast, with limited capital additions required to the existing mill. The mill was permitted to treat oxide ore only, and in April 1990 an amended water licence was applied for, to treat sulphide ores.  The amended licence was received in June 1991 but due to low gold prices and adverse market and corporate conditions, Canamax did not pursue the application.

Wheaton River Minerals Ltd. acquired the Ketza River property from Canamax in 1992 and in 1994 transferred it to YGC in exchange for a controlling interest in YGC. The claims outside the mine area were optioned to Hemlo Gold Mines Inc. from 1993 to 1995. Hemlo carried out soil sampling, magnetic surveys, bulldozer trenching and drilled three diamond drill holes (499 metres) in the Shamrock zone area.  YGC conducted diamond drilling in 1994 and 1995 that consisted of 72 HQ diamond drill holes (5,622 metres) in the mine site area grid. The program resulted in the discovery of the Chimney and Fork zones.

During 1996, YGC completed 14 HQ holes (1,954 metres) in the mine area and 21 HQ holes (3,613 metres) at the Shamrock zone. The 1996 program also consisted of geological mapping, prospecting and sampling a number of other anomalous zones. During the following year (1997), eleven (11) holes, totalling some 1,217 metres, were drilled along the Fork — Nuzone trend.

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Studies on the property were carried out by M.S. Cathro in 1990 and by J.A. Stavely in 1992. The studies investigated the geology and mineral deposits of the Ketza district or the mineralogy and geochemistry of the Ketza mine deposits. A post graduate investigation was carried out by A. Fonseca at UBC under the supervision of Dr. J. Mortensen. These studies, on the structural geology, stratigraphy, alteration systems, and possible age relationships of mineralization and postulated intrusive activity were completed in 1997.

Canamax Resources Inc, the previous operator of the mine, expended $11.6 million on exploration and feasibility studies beginning in 1984. Exploration summary reports were prepared annually by Canamax describing geophysical ground and airborne surveys, geochemical soil sampling, prospecting, trenching, percussion drilling, reverse circulation drilling, diamond drilling and underground developments.

After YGC acquired the Ketza River property in 1994, it spent $0.52 million in 1994, $0.76 million in 1995 and $0.90 million in 1996 on exploration.  Some 11,090 metres of exploration diamond drilling in 110 HQ holes were carried out on the extensions of mineralized trends, on the peripheries of developed zones and in other unexplored anomalous areas. The exploration has been successful, discovering new gold bearing oxide and sulphide mineralization on the property. A summary report on the 1994 and 1995 drilling programs was prepared at the end of the 1995 season.

Historic Mineral Resource Estimates

Canamax Resources Inc. carried out resource calculations during the mine life operations.  Mine production consisted of oxide ore that was depleted in 1990. Canamax was prepared to mine sulphide bodies defined by diamond drilling and surface trenches. The calculations were completed prior to 1990 and were not in compliance with NI 43-101. The historic resources are presented here for disclosure purposes only. The authors have not verified the estimated Proven, Probable and Possible resources by Canamax Resources and Marshall and Associates of Denver, Colorado. The resource calculations were reportedly audited by Derry, Michener, Booth and Wahl of Golden, Colorado. The authors have no opinion on the reliability of these resources.

The resources calculations were based on a cutoff grade of 7.0 g/t gold over a minimum mining thickness of two meters. The ore resources are divided between oxide and sulphide.  The results were tabulated in Hodgson, C.J., 1990.

Table 3: Historic Mineral Resource Estimates

Oxide

Nu Zone	Proven and Probable	12,902 tonnes	9.2 g/t gold
	Possible	3,519 tonnes	9.5 g/t gold

Sulphide

Peel West	Probable	35,000 tonnes	12.0 g/t gold
Lab	Probable	28,000 tonnes	15.0 g/t gold
Peel East (U/G)	Probable	12,000 tonnes	12.0 g/t gold
Peel East (O/P)	Possible	100,000 tonnes	10.0 g/t gold
Total Sulphide		175,000 tonnes	11.3 g/t gold

These calculations are not NI 43-101 compliant and should not be relied on. They are presented for disclosure purposes only.

Geological Setting

The Ketza River gold mineral property is situated in the Pelly Mountains of central Yukon. The mountains are made up of a shallow marine miogeoclinal sequence of rocks forming a carbonate platform bounded by the Omenica Tectonic Belt to the southwest and a faulted lobe of the Yukon Tanana Terrane to the northeast across the Tintina Fault. This carbonate platform is the Cassiar Terrane or Pelly-Cassiar Platform.

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The Pelly-Cassiar Platform is a displaced continental margin of the ancient North American continent. Rocks of the Pelly-Cassiar Platform are a continental margin sedimentary sequence of the Rocky Mountain Assemblage composed of Paleozoic age interbedded carbonate and clastic units. Major deformation events have occurred during a Mesozoic age arc-continent collision, doming and uplift during intrusion of mid Cretaceous stocks and an estimated 450 kilometres of dextral strike-slip displacement on the Tintina Fault from the Cretaceous to Tertiary periods.

Four significant thrust faults, the McConnell, Porcupine-Seagull, Cloutier, and St. Cyr Thrusts, run parallel to the Tintina fault and dip generally southwest (Abbott, 1986). Thrusting is believed to have occurred during the Late Jurassic and Early Cretaceous. Rocks in the Ketza River District belong to the Cloutier Thrust Sheet which is exposed within a erosional window in the overlying Porcupine-Seagull Thrust Sheet. The window is known as the Ketza-Seagull arch that forms an elongated northwest trending structure probably related to buried Cretaceous intrusions. The intrusions are apparently centred in two local areas which are known as the Ketza Uplift and the Seagull Uplift. Structures in the window are characterized by steeply dipping normal faults.

The Ketza Uplift is situated in the centre of the Ketza River District which Parry et al first postulated was caused by a buried intrusion. The following supporting evidence has been cited: the presence of a magnetic anomaly; hornfelsing of sedimentary rocks; and, hydrothermal alteration immediately north of the Ketza River gold deposit. The hornfels has been dated by whole rock K-Ar at 101+/- 4 Ma, in the Middle Cretaceous period (Cathro, 1988). The uplift has exposed the oldest rocks of the Clouthier Thrust Sheet which are Lower Cambrian carbonates and older clastic rocks. The rocks surrounding the uplift are Upper Cambrian and younger clastic and carbonate rocks.

 Geology of the Ketza River Property

The claims are underlain by Lower Cambrian carbonate and clastic sedimentary rock units. The Lower Cambrian units (Map Units 1a, 1b, 1c, 1d, and 1e) form a conformable series (Figure 5) which is unconformably overlain by Late Cambrian black shale (Map Unit 2). The lithostratigraphic succession described below was adopted by previous workers (Read 1980).

The oldest rocks are of Unit 1a which is composed of interbedded brown to rusty weathering argillite, phyllite, variably bedded impure siltstone, sandstone, quartzite, limestone and calcareous units. The unit outcrops in the centre of the Ketza Uplift north of the Peel fault which encompasses the Shamrock target.

Figure 5 — Stratigraphic Column

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Unit 1b is a narrow bed (25 to 60 metres) of fossiliferous, well laminated silty limestone which appears to be transitional from the underlying argillite to the overlying phyllitic limestone. The unit does not outcrop on the claims but has been intersected in drill holes.

Unit 1c is a recessive weathering unit of 75 to 105 metres thickness composed of brown to greyish green phyllitic limestone, calcareous mudstone and argillaceous limestone. The upper contact of the unit is gradational with the overlying massive to thick bedded blue grey limestone.  This unit outcrops in exposures along Cache Creek above the mill site.

Unit 1d is host to all replacement type manto mineralization on the claims. The lower contact is gradational and arbitrarily defined when the well bedded limestone becomes the major component. The unit is from 120 to 180 metres thick. The limestone is a grey, uniformly bedded, clean limestone with distinctive Archeocyathid fossils (FSLT) occurring near the top of the unit. An internal stratigraphy has been recognized in the mine site area. The internal beds are separated on the basis of textures. Beds of massive fine grained light grey limestone (MSLT), blue fine grained crystalline limestone (BXLT), thin and wispy silt banded limestone (WBN), and silty black limestone (BSLT) are recognizable in drill core and outcrop. The unit is locally dolomitized (DOLT), recrystallized and range weathering near in the vicinity of mineralization. The limestone is resistant and forms prominent cliffs and ridges throughout the region.

Unit 1e is composed of a thin (0 to 50 metres) green mudstone bed which forms a distinctive marker horizon. The unit is locally to pervasively clay or talc altered in the vicinity of mineralization. The mudstone is generally recessive, poorly exposed and often required additional ground support in the underground workings where it formed the hanging wall of the Peel zone.

Unit 2a is composed of carbonaceous to graphite black shale with a well developed slaty cleavage. The thickness of the unit is unknown as the top of the unit is not exposed on the property. The unit outcrops in the fault bounded panels at the Peel Oxide zone and in the Sue Creek area north of Cache Creek. A discontinuous unit of dull orange weathering dolomite, Unit 2b, outcrops in the western portion of the property. This is a regional unit mapped by Read (1980) that was not recognized on the property by Canamax.

Structural Geology

The property lies on the southern flank of a westward plunging anticline which is cored by the Unit 1a argillite exposed along Peel Creek. The strata are strongly folded with limbs at steep to flat lying attitudes. A later deformation has overprinted the structures and stratigraphy with broad open and drag folds that occur adjacent to thrust faults. A synclinal closure has been mapped in the Peel - Ridge mine site area where mineralized bodies occur on both limbs of the fold. A major synclinal fold with parasitic anticlinal folds has been mapped northwest of the mine site area in the upper plate rocks overlying the Peel thrust fault. Limestone beds of Unit 1d, host gold bearing oxides and sulphides at the Hoodoo and Comet zones in the core and on the western limb of a tight anticline.

In the region, the thrust faults are northeast directed with throws of up to 450 metres. The Peel fault is undoubtedly a reactivated thrust fault that pre-dates the block faulting. It is cross cut and offset in the Peel - Ridge fault panel by northwest trending faults. The Peel fault intersects the Ridge zone ore deposit and juxtaposes Lower Cambrian argillite Unit 1a over the Lower Cambrian limestone Unit 1d. The fault has two different orientations changing from steeply dipping east of the Ridge zone to shallow dipping over the Ridge zone and to the west. The fault has been traced westward to the area of the Lab deposit.

The stratigraphy, thrust faults and folds have been disrupted by numerous reverse, normal and strike-slip faults. High angle block faults related to uplift and doming are prominent. Detailed mapping in the underground workings indicates that the Peel and Ridge oxide deposits occur within a 200 metre wide panel of structural deformation bounded by two northwest trending block faults.

The Ketza Uplift is composed of uplifted and altered Lower Cambrian Unit 1a strata.  Structures within the uplift include thrust faults, upright folds, and high-angle normal faults all of which have strong spatial association with plutonic related type deposits. An apophysis of a mid-Cretaceous stock is postulated to lie beneath the core of the

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uplift and the Peel Creek anticline. Hornfels in the Unit 1a argillite along Peel Creek and a coincident aeromagnetic anomaly are cited as supporting this hypothesis. Block faulting predates or was contemporaneous with the mineralizing event and the faults acted as conduits for the metal bearing solutions.

Alteration

Dolomitization or iron carbonate replacement (FECO) alteration envelopes the manto mineralization and is especially well developed in areas lateral to the mantos where the host limestones are brecciated. The carbonate replacement deposits result in the migration and precipitation of calcite in the rocks surrounding the mineralization. Sheeted white calcite veins are exposed in the footwall rocks in the Break open pit and amorphous white calcite banding occurs in the BXLT unit in proximity to the Peel/Ridge deposits and in the upper plate rocks in the Hoodoo area. The calcite rich limestone beds are referred to as zebra rock.

Silicification, sulphidization, and bleaching are closely associated with quartz-sulphide veins in sedimentary rocks in the Shamrock target. Skarn mineralization associated with the Ketza uplift has an apparent zoning which requires further evaluation. Epidote hornfelsing appears most wide spread with quartz-sericite enclosing a core of quartz and silicification. Biotite and diopside skarn were most strongly developed in the central portion of the uplift. Skarnoid and hornfelsing are prominent in the drill holes near the top of the hill in the central area of the uplift.

These holes did not intersect any significant gold mineralization.

Exploration

Geological Mapping

Lithological and structural mapping were conducted in 1996 over 75% of the property to define the regional geological setting. The mapping was combined with prospecting and lithogeochemical sampling around mineralized occurrences to determine potential structural and stratigraphic controls for the gold mineralization and to determine potential sources for the numerous soil geochemical anomalies which have not previously received advanced exploration or been drill tested. The flanking and outlying areas of the property have yet to be remapped.

The mapping has built on the existing outcrop maps produced by Canamax. The recent mapping has provided additional lithological and structural detail. The mapping indicated that more ductile deformation is present than previously reported and identified more structural folds and faults. The detailed internal stratigraphy of the Unit 1a and Unit 1d rocks first described in the drill core has been recognized and extended in the surface mapping. The target evaluation summaries provide economic potential and identify the most favourable diamond drill targets.

An intensive program of prospecting and mapping was also carried out in 1996 to investigate a number of other gold geochemical and coincident geophysical anomalies on the Ketza property.  This work has demonstrated that the Shamrock stockwork trend continues for at least four kilometres to the northwest and hosts three additional outcropping mineralized zones in the Lower Cambrian sedimentary rocks. The Pass zone, partially drill tested in 1987, contains a small tonnage of lower grade in an average 6 metre thick oxidized quartz breccia vein similar to the QB vein at the Shamrock zone. Assays from surface chip sampling of the Cliff and Lake zones yielded values of up to 5.7 g/t and 4.8 g/t gold respectively. The mapping also suggests that there is a second, sub-parallel northwest trending system which connects the Hoodoo - Raven - Fury occurrences two kilometres west of the Shamrock to Lake zone trend.

Geochemical Surveys

Routine rock and rock chip sampling was conducted during the 1996 structural mapping program throughout the property. A total of 730 rock grab and chip samples were submitted for geochemical analysis. An additional 336 samples of drill core (164 of altered Unit 1d in the mine site area and 162 of Unit 1a from the QB vein area) were analyzed and 129 samples of reverse circulation cuttings previously unsampled from the 1987 drilling in the QB vein area.  The rock samples were analysed for Au, Sb, As, Bi, Cu, Pb, and Ag by atomic absorption (AA) at

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Northern Analytical Laboratories Ltd. in Whitehorse. Gold assays above 2000 ppb were reanalyzed by AA with fire assay finish.

Preliminary evaluation of the data indicates a strong positive correlation between Au and As (i.e. high gold values correspond with high As values) with a moderate positive correlation of Au with the Ag, Bi, and Sb. This correlation is typical of intrusion related gold deposits. Copper has a negative correlation (i.e., high copper values occur with low gold values) and the Pb / Au correlation is weak and erratic.

Geophysical Surveys

The property was surveyed between 1984 and 1988 by Aerodat Ltd., utilizing a helicopter-borne electromagnetic and magnetic system. The instruments measured three electromagnetic frequencies, the total magnetic field, and the VLF-EM total field and vertical quadrature. The survey was carried out on a 200 metre flight line spacing at various orientations.

The exploration drilling has confirmed that the pyrrhotite-rich massive sulphide mineralization has a strong magnetic response within the magnetically unresponsive limestone Unit 1d. The oxide mineralized zones correlate to subdued magnetic anomalies on the flanks of the strongly magnetic sulphide deposits. The magnetic survey data was also useful to interpret structural deformation indicating areas of inferred intense faulting and fracturing.

A strong magnetic anomaly is centred on the Ketza Uplift and corresponds with the gold in soil and rusty weathered colour anomalies. The presence of the magnetic anomaly has been cited as supporting evidence for an unroofed intrusion. The anomaly is interpreted to reflect the pyrrhotite bearing hornfelsed and skarnoid rocks in the uplift.

The calculated resistivity reveals a number of highs with flanking low zones which corresponds to the Ketza Uplift but no direct correlation with gold mineralization can be discerned.

1996 and 1997 Exploration

Lithological and structural mapping were conducted in 1996 over 75% of the property to define the regional geological setting. The mapping was combined with prospecting and lithogeochemical sampling around mineralized occurrences to determine potential structural and stratigraphic controls for the gold mineralization and to determine potential sources for the numerous soil geochemical anomalies which have not previously received advanced exploration or been drill tested. The flanking and outlying areas of the property have yet to be remapped.

The mapping has built on the existing outcrop maps produced by Canamax. The recent mapping has provided additional lithological and structural detail. The mapping indicates more ductile deformation is present than previously reported and identified more structural folds and faults. The detailed internal stratigraphy of the Unit 1a and Unit 1d rocks first recognized in the drill core has been recognized and extended in the surface mapping. The target evaluation summaries provide economic potential and identify the most favourable diamond drill targets.

Exploration during 1997 included re-logging of drill core from the manto deposits and from the Shamrock zone. Geological mapping and compilation was undertaken on the Shamrock zone.  Preliminary results indicated several marker units and a favourable host is recognizable. The objective of the investigation was to identify potential diamond drill targets.

A total of eleven holes were drilled on the A-Mag. B-Mag, Fork, Deep, McDood and McGiver/Nuzone zones.

Mineralization

Peel Sulphide Zone

The Peel sulphide manto consists of irregular interconnected veins and pods of auriferous pyrrhotite-pyrite-arsenopyrite forming a 400 metre long by 400 metre wide zone. It varies in thickness from one to twenty-five metres and is stratabound near the upper contact of the Unit 1d limestone. Alteration of the limestone adjacent to the

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deposit consists of strong dolomitization with stringer mineralization. A possible and probable reserve of 148,000 tonnes grading 11.0 g/t gold was previously reported by Canamax in three separate zones within the Peel sulphide manto. The zones are the Peel West underground, Peel Open Pit and Peel East Underground.

The mineralized zones have been drilled with holes at 15 metre centres but the overall distribution of drill holes over the manto deposit is widely spaced, as much as 100 metres.  Potential auriferous zones could be located throughout the undrilled area of blanket (as a 50,000 tonne body of sulphide could be contained within an area of 75 metres by 75 metres).  Moreover, additional potential exists within the drilled area, as the underlying BXLT was not routinely intersected by the Canamax drill holes.

Peel/Ridge Oxide Zone

The Peel and Ridge zones occur on opposite limbs of a syncline and form a contiguous manto body.  The Peel oxide zone, a gently dipping lens or tube like body, is fault bounded on the east and west sides. The Peel zone is attached to the oxide Ridge zone at its north end.  The best grade values occur immediately below the hanging wall contact, with the gold grade decreasing downward. At the north end of the Peel oxide zone, the mineralization is dramatically thickened at the hinge of the synclinal fold where the bedding changes from shallow to steeply dipping.

Production from the oxide mineralization in the Peel and Ridge deposits was approximately 144,500 tonnes at an average grade of 13 g/t gold. High grade (14 - 25 g/t gold) oxide mineralization is cut off by the bounding northwest trending East Side fault and the mineralized extension remains to be fully tested.

Fork Zone

The Fork zone forms a tubular shaped deposit that has been drill tested over a 170 metre strike length and which remains open on the extensions. The mineralization is hosted by the BXLT bed that hosts the Peel - Ridge deposits. The Fork zone occurs at a fold flexure in the limestone where the dip of the bed changes from moderate southwest to nearly flat lying.  High grade pods decrease in thickness and grade rapidly from the central portion of the tubular body. High grade pods within the broader tube are up to 15 metres thick, 40 metres long and 20 metres wide.  These pods could be selectively mined by a combination of open pit and underground methods.  Intersections within the high grade pods include a hanging wall zone grading 16.98 g/t across 4.4 metres (drill hole # 526).

The BXLT horizon has not been drilled in the surrounding area and the mineralization is open in all directions. The most favourable areas are along the trend of the tube to the northeast and southwest, as well as along the eastern flank in the central portion of the tube. Each new high grade pod found within the BXLT horizon could add 8,000 to 10,000 tonnes. The intersections at south end of the zone were of sulphide mineralization. The mineralization should be exposed on the hillside approximately 100 metres to the southwest of drill hole # 542 and the 1430 E pit.

Drill hole #540 collared along the trend of the mineralization from the floor of the 1430 E open pit intersected discontinuous oxide mineralization from 2.7 metres to 32.4 metres including 14.4 metres grading 0.81 g/t gold. This mineralization where exposed in the pit appears to be a narrow near vertical zone typical of the classic “chimneys” often associated with manto deposits.

The western portion of the Fork zone is overlapped by the upper Proxy zone mineralization. Underlying the eastern edges of the Fork zone, magnetite -sulphide mineralization was intersected in the A - Mag zone. The mineralization is locally oxidized and hosted by a transitional zone of interbedded WBN and MSLT.

McGiver and B - Mag Zones

Oxide mineralization was intersected in drill hole #489 in 1994 (7.0 metres grading 5.03 g/t gold) south of the Break - Nuzone open pit.  The mineralization is open up dip and may represent the down dip extension of the Nuzone mineralization. Underground development on the Nuzone by Canamax indicated there is a small zone remaining in the floor of the Break open pit.

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The oxide mineralization further down dip in the McGiver zone yielded gold values of 15.42 g/t across 7.1 metres (ddh #549) and 12.37 g/t across 6.95 metres (ddh #550) within a broader mineralized zone (as shown on Mine site cross sections 45+650 E to 45+700 E, not part of this report).

The B-Mag zone, discovered in drill hole KR-407, consists of 3.1 metres of oxide mineralization grading 16.8 g/t. The ore grade intersection occurs within a broader 30 metre thick zone of oxide alteration and sulphide mineralization. A 2.05 metre interval of massive sulphide graded 33.3 g/t gold approximately 10 metres below the oxide ore.

There are at least eight economic drill intersections within the BXLT horizon between the Nuzone and Fork zone. The intersections are scattered across a 60 metre northwest strike length and over a 200 metre long dip slope interval. Drilling is required to define the continuity of the mineralization within the 15 - 20 metre thick BXLT horizon in the intermediate area. Step out drilling is recommended to the east and west of the area to define the limit of mineral potential in the BXLT horizon of the surrounding area.

Chimney Zone

The Chimney zone is located on the ridge 100 metres east of the Ridge zone open pit.  Mineralization consists of high grade oxides near surface (samples of greater than 30 g/t were obtained from surface exposures and in drill hole #486). The grade rapidly decreases at depth. The oxide mineralization has been intersected at a depths of 15 - 21 metres in drill holes #521 (2.90 metres grading 7.39 g/t) and #523 (1.40 metres grading 2.26 g/t) respectively. The mineralization has been traced along a 75 metre strike length. A volume of oxides along the 75 metre trend to a 25 metre depth averaging one metre thickness would equate to 5000 tonnes. Five samples of near surface oxides averaged 25.65 g/t gold and four shallow drill hole intersections averaged 4.97 g/t gold. The shallow high grade mineralization could be readily excavated from a narrow surface cut to produce a small tonnage of material for stockpile or mill testing.

The horizon is located stratigraphically above the BXLT bed and correlates to the Peel West sulphide zone. The mineralization has been cut off at depth by a fence of Canamax drill holes collared at shallow angles through the East ridge. These drill holes intersected FECO altered MSLT.

Drilling

1996 Diamond Drilling Program

A number of prospective areas were identified for diamond drill testing prior to the commencement of the 1996 exploration program. A total of 35 HQ diamond drill holes (5,567 metres) were completed to test mineralization at the Hinge, Peel West, Hoodoo, Tarn, Fork, and Shamrock targets. The drill hole collars were marked and labelled in the field with painted posts and aluminum tags.

The target areas are in close proximity to the previous mine workings or are readily accessible from the existing network of access and haul roads. Diamond drilling utilized the existing roadways for access and as drill sites in the steep terrain. The targets are summarized as follows:

1)            The Hinge target is the offsets on nose of the syncline fold which hosts the Peel and Ridge deposits on opposite fold limbs in the BXLT.

2)            The Peel West sulphides occur in a broad blanket like manto deposit hosted by a MSLT unit overlying the prospective BXLT.

3)            The Hoodoo oxide mineralization was believed to be a Chimney type deposit but mapping by YGC indicated that the outcrops were tightly folded with favourable stratigraphic units on steeply dipping fold limbs.

4)            The stratigraphy in the Tarn area indicated that the mineralization within a large alteration system was located high in the stratigraphic sequence. The favourable BXLT and MSLT horizons are expected at depth.

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5)            The hanging wall of the Nuzone mineralization dips moderately (45o - 50o) to the southwest in the direction of the Fork mineralization. Drilling indicated that discontinuous mineralization with the BXLT occurs over the 350 metres of bedding dip between the Nuzone and the Fork zone.

2005 Drill Program

Manto Zone

During 2005 the area north of the Peel West Sulphide zone and the Ridge open pit was tested with 37 diamond drill holes.  These 37 drill holes total 4,677 m. The holes were grouped in threes in most cases with a vertical, a -70° and a -50° hole drilled from the same drill set up.

The results from this further drilling of the manto zone drilling are shown below.

Table 4: Ketza Manto Zone Intercepts used in Revised Resource Estimate
From Drill Program May to September 2005

Hole Number	From	To	True Thickness meters	Grade g/t Au
KR-05-598	40.5	47.1	6.2	1.40
incl	40.5	42.0	1.4	2.86
and incl	46.1	47.1	0.9	4.25
KR-05-599	7.0	7.8	0.6	4.34
and	50.3	51.0	0.5	5.76
KR-05-600	36.4	42.4	6.0	5.37
incl	36.4	37.2	0.8	4.51
and incl	41.8	42.4	0.7	43.70
KR-05-601	44.7	49.0	3.1	18.91
incl	44.7	45.9	1.1	39.40
KR-05-602	42.5	43.3	0.8	12.10
KR-05-603	54.7	55.3	0.5	20.30
KR-05-604	95.2	95.5	0.3	0.50
KR-05-605	76.7	77.7	1.0	0.58
and	115.4	116.4	1.0	0.43
KR-05-607	78.3	97.9	19.4	2.04
incl	91.3	94.0	2.5	9.36
KR-05-608	96.0	97.4	1.1	2.20
and	114.0	115.6	0.5	11.90
KR-05-610	27.7	28.4	0.7	9.65
KR-05-611	37.1	37.8	0.5	3.44
KR-05-613	42.7	44.7	1.9	8.95
incl	42.7	43.2	0.5	30.70
KR-05-615	37.2	39.4	2.2	7.29
KR-05-616	23.6	24.9	1.2	17.33
KR-05-617	30.0	30.5	0.4	4.62
KR-05-618	23.8	25.0	1.2	10.12
KR-05-619	30.0	33.4	3.2	3.91
incl	32.1	33.4	1.2	7.26
KR-05-620	29.5	30.3	0.6	3.20
and	32.3	33.2	0.7	4.08
KR-05-621	28.5	29.7	1.2	1.56
KR-05-627	33.4	35.1	1.3	3.99
KR-05-631	34.1	35.4	0.5	2.02
and	41.4	42.1	0.5	3.89
KR-05-632	22.4	26.0	3.6	4.90
and	29.1	30.9	1.8	3.50
KR-05-634	19.9	22.6	2.5	7.00
inc	19.9	21.6	1.6	10.06
KR-05-636	20.0	20.9	1.9	2.24
KR-05-639	24.3	24.6	1.0	3.62

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Holes not included in the above Table had no significant intercepts.

Table 5: Manto Zone Intercepts — Drill Program October 2005 - November 2005

Hole Number	From	To	True Thickness meters	Grade g/t Au
KR-05-645	33.35	34.90	1.55	14.52
including	33.35	34.10	0.75	21.20
KR-05-646	54.60	55.35	0.70	28.25
and	65.50	67.65	2.02	18.83
including	65.50	66.30	0.75	25.80
KR-05-647	60.45	61.00	0.42	3.91
and	65.05	65.50	0.34	21.50
and	72.25	73.15	0.69	10.60
KR-05-649	66.40	70.50	4.10	4.92
including	69.35	70.50	1.15	11.60
KR-05-652	88.15	89.65	1.15	1.07
KR-05-653	31.45	32.35	0.90	3.75
KR-05-658	17.70	19.20	1.41	1.65
KR-05-659	48.40	49.10	0.66	3.81
KR-05-660	24.50	25.70	0.92	1.95
KR-05-662	51.20	53.80	1.99	6.37
including	52.50	53.80	1.00	11.00
KR-05-663	43.30	44.90	1.60	8.35
KR-05-664	80.86	81.22	0.34	15.80
KR-05-665	49.70	52.70	3.00	21.51
including	52.00	52.70	1.60	39.90

Holes not included in the above Table were either drilled in the Shamrock Zone (641, 642, 644, 648, 651, 657, 661) or had no significant intercepts (640, 643, 650, 654-56).

Table 6: Manto Zone Intercepts — Drill Program December 2005

Hole Number	From	To	True Thickness meters	Grade g/t Au
KR-05-670	19.90	20.17	0.27	4.45
KR-05-673	17.67	19.20	1.53	1.78
KR-05-674	16.15	20.71	4.56	3.67
KR-05-677	22.25	23.77	1.52	2.37
KR-05-679	19.20	22.25	3.05	8.71
KR-05-682	17.53	19.25	1.72	7.45
KR-05-685	26.55	26.80	0.25	8.66
KR-05-688	29.60	30.75	1.15	3.85
KR-05-689	43.58	44.80	1.22	28.20
KR-05-690	53.34	54.86	1.52	2.14
includes	59.43	60.96	1.53	1.44
KR-05-691	50.17	50.73	0.56	23.30
KR-05-692	7.01	8.53	1.52	4.92
KR-05-694	45.98	46.34	0.36	2.70
KR-05-696	11.58	18.90	7.32	5.02

19

Holes not included in the above Table were either drilled in the Shamrock Zone (671, 672, 675, 676, 651, 678, 680, 681, 683, 684, 686, and 687) or had no significant intercepts (693 and 695).

Shamrock Zone

The 2005 season’s work was designed in three parts;

•                                          to twin a reverse circulation drill hole with an HQ diamond drill hole;

•                                          to test a previously un-drilled area, a major step out from previous drilling (200 meters), that, although it lies south of the main anomaly, had some anecdotal evidence of higher grade gold values produced by a rock drill;

•                                          to further investigate quartz-sericite-pyrite mineralization on the east side of the QB vein mineralization and to do so to a greater depth;

The reverse circulation drill hole that was selected for twinning was KR-84-RC22 (depth 83 meters). This hole was in the same area as the quartz-sericite-pyrite mineralization on the east side of the QB vein mineralization. As well as twinning the reverse circulation hole, the hole KR-05-651 was used to test the mineralization to the greater depth of 236 meters. The results of the twinning are shown below in Table 7.

Table 7: Shamrock Gold Zone RC Twinning October 2005

Hole Number	From	To	True Thickness meters	Grade g/t Au
KR-84-RC22	57.30	70.10	12.68	1.14
including	57.30	59.74	2.42	2.74
KR-05-651	53.35	70.10	15.74	2.39
including	53.35	56.40	2.87	7.98
and	147.80	153.50	5.70	1.50
and	227.05	231.65	4.60	13.52

The values above confirm that results from the reverse circulation holes can be reproduced by HQ diamond drilling and in fact may be bettered by such drilling.

The two further intersections at depth especially the 4.6 meters of 13.52 g/t of gold are extremely interesting.

The step out drill program had some success; however the majority of holes had no significant mineralization.

20

Table 8: Shamrock Zone 2005 Step Out Drill Program

Hole Number	From	To	True Thickness meters	Grade g/t Au
KR-05-630	77.90	79.00	1.00	11.40
KR-05-642	89.30	90.80	1.23	1.78
KR-05-644	52.70	54.25	1.19	1.23

Step out holes not included in the above Table had no significant intercepts (626, 633, 637, 638, 641 and 648).

Holes KR-05-657 through KR-05-686 focused on a major northeast-striking, steeply-dipping fault zone. The results are shown in Table 9.

Table 9: Shamrock Zone 2005 QB Drill Program

Hole Number	From	To	True Thickness meters	Grade g/t Au
KR-05-657	39.30	40.80	1.18	2.45
and	57.60	59.10	1.18	2.31
and	72.80	117.00	34.83	1.10
and	205.40	205.70	0.24	7.35
and	231.30	243.50	9.61	1.59
KR-05-661	46.95	118.55	63.80	1.94
including	57.20	62.15	4.41	9.45
and including	71.60	74.35	2.45	8.98
KR-05-667	48.46	48.96	0.48	8.15
and	73.90	78.94	4.87	5.55
and	139.90	141.49	1.54	2.06
and	153.61	155.14	1.48	6.07
KR-05-669	104.85	107.89	2.40	1.55
and	132.87	164.28	24.75	1.16
Including	132.87	140.34	5.89	3.39
and	174.95	176.47	1.20	1.49
and	208.48	211.53	2.40	6.20
KR-05-671	32.00	66.14	26.15	1.16
and	87.17	88.69	1.16	1.09
and	101.19	102.41	0.93	1.71
and	218.23	219.76	1.17	1.48
and	233.78	236.82	2.33	2.61
KR-05-672	159.32	160.95	1.53	1.52
and	186.05	187.14	1.02	1.23
KR-05-676	48.75	57.91	9.02	2.41
and	70.10	74.67	4.50	2.88
and	96.92	100.58	3.60	1.16
and	108.20	109.72	1.50	1.27
and	120.09	121.31	1.20	3.73
and	152.40	153.92	1.50	1.49
and	169.16	176.78	7.50	1.15
KR-05-678	35.35	41.45	4.67	4.53
and	52.42	53.94	1.16	2.25
and	104.24	104.85	0.47	1.06
KR-05-680	38.10	41.14	2.86	3.98
and	45.72	46.63	0.86	1.01
and	75.28	76.50	1.15	2.98
and	132.89	134.41	1.43	5.25
KR-05-681	15.24	19.20	3.72	1.24
and	25.90	42.06	15.19	1.01
and	51.81	54.25	2.29	1.62
and	70.41	71.48	1.01	2.35
and	87.00	97.53	9.89	1.65
and	104.10	104.54	0.41	1.49

21

Five fans of angle holes were drilled, spaced approximately 25 meters apart. Each hole intersected massive sulfide and quartz-sulfide stockwork mineralization, with thicknesses ranging from 10 meters to 30 meters.  Drill holes not included in the above Table had no significant intercepts (675 only).

2006 Drill Program

Manto Zone

During 2006 the manto zones were tested with 261 diamond drill holes. These 261 drill holes total 31,680 m. The holes were drilled in the following manto zones; Lab, North Lab, Nu-Zone, Calcite, Crest, Peel, Creek,Strie, Bluff, Penguin and Tarn.

Table 10. Drill Results Lab Zone Area 2006 Program

Hole Number	From	To	True Thickness meters	Grade g/t Au
KR-06-713	56.05	57.25	1.20	52.50
KR-06-716	53.60	54.10	0.50	42.50
KR-06-717	56.05	56.55	0.50	5.67
KR-06-720	46.90	48.15	1.25	1.96
KR-06-722	50.90	56.50	5.15	4.54
KR-06-723	47.50	49.35	1.85	8.91
KR-06-725	55.60	61.65	4.70	6.91
KR-06-727	53.94	60.04	5.66	1.41
KR-06-729	23.46	35.66	9.48	2.99
	59.50	61.20	1.32	4.35
	63.25	66.50	2.53	1.31
KR-06-732	54.86	69.18	12.87	12.53
includes	54.86	56.99	1.91	35.10
KR-06-733	41.75	44.80	2.37	1.98
	61.34	70.44	7.07	3.14
	63.09	66.59	2.72	5.88
KR-06-735	90.52	93.57	3.05	1.78
KR-06-736	32.45	33.22	0.77	20.20
KR-06-738	45.41	48.46	2.16	1.36
	51.51	66.75	4.00	2.77
	75.89	78.94	2.16	5.08
KR-06-739	47.65	54.18	6.53	1.76
KR-06-750	85.95	87.78	1.40	13.05
KR-06-752	78.60	85.10	4.98	2.67
KR-06-755	47.85	50.29	2.21	2.52
	57.60	61.10	3.17	10.53
KR-06-759	38.70	41.75	2.87	2.01
KR-06-760	8.90	10.50	1.60	2.60
KR-06-786	74.35	75.85	1.50	1.11
KR-06-787	71.23	71.62	0.38	1.05
	79.05	81.98	2.89	1.36
KR-06-788	53.65	55.28	1.51	1.62
KR-06-790	49.80	51.10	1.04	1.20
KR-06-793	106.65	107.25	0.59	1.01
KR-06-795	53.53	54.62	1.01	2.89
KR-06-797	50.16	53.02	2.28	4.00
KR-06-799	53.20	55.80	2.20	1.69
KR-06-801	45.16	46.81	1.53	5.84
KR-06-836	66.30	69.74	3.14	17.34
includes	66.30	67.37	0.98	41.50
KR-06-840	32.61	35.66	2.30	2.72
	45.29	46.24	0.72	5.30
KR-06-843	104.31	107.34	2.45	2.95
KR-06-845	95.78	96.81	0.84	2.09
KR-06-851	78.33	80.51	2.08	2.79
	90.53	92.12	1.52	23.50
KR-06-853	96.62	99.67	2.56	1.78
	102.01	106.51	3.77	3.37
KR-06-854	103.70	104.93	0.96	1.29
KR-06-855	75.29	80.70	5.29	3.93

22

Drill-holes not included in the above Table had no significant intercepts (706, 708, 710, 712, 715, 719, 726, 730, 841, 847 and 849).

Table 11. Drill Results Peel Zone 2006 Program

Hole Number	From	To	True Thickness meters	Grade g/t Au
KR-06-697	111.80	114.90	2.48	10.27
	122.50	124.00	1.20	2.83
KR-06-698	17.37	18.90	1.39	5.33
KR-06-699	12.80	14.32	1.38	3.77
KR-06-700	17.43	27.12	9.69	2.30
KR-06-702	27.12	30.17	3.05	1.32
	33.22	39.31	6.09	2.53
KR-06-703	19.00	19.55	0.55	8.37
KR-06-709	121.00	122.50	1.37	2.92
KR-06-711	19.15	19.35	0.20	6.28
KR-06-714	17.00	19.10	2.04	3.93
KR-06-718	20.40	21.20	0.71	31.90
KR-06-721	20.70	32.90	12.20	6.26
	26.80	29.90	3.10	15.75
KR-06-747	47.05	47.65	0.53	4.20

23

Drill-holes not included in the above Table had no significant intercepts (704, 707, 724 and 728).

Table 12. Nu - Zone 2006 Program

Nu - Zone
KR-06-789	13.10	15.00	1.90	2.13
KR-06-792	7.23	17.45	10.06	2.61
	24.97	28.07	3.05	1.35
KR-06-794	35.96	39.11	2.41	21.80
	53.95	54.86	0.70	2.45
	96.62	105.77	7.01	2.05
KR-06-796	60.05	65.84	4.91	6.13
	62.02	64.48	2.09	11.35
	70.03	74.85	4.09	11.42
KR-06-804	7.32	28.77	20.51	42.38
includes	17.37	26.52	8.75	81.43
	36.48	45.49	8.62	11.85
	54.44	57.42	2.85	5.69
KR-06-806	18.29	26.52	8.23	26.53
	38.71	44.81	6.10	1.47
	50.90	53.95	3.05	18.90

Hole KR-06-804 was not sampled over the first 7.3 meters due to ground conditions. However the ore appeared to show at the surface ad therefore the surface was trenched with the results shown below in Table 13.

Table 13. Trench Results Nu-Zone 2006 Program

Trench Number	From	To	True Thickness (m)	Grade g/t Au
KR-06-TR-2	2.80	5.80	3.00	48.25
including	2.80	3.80	1.00	108.50
	11.05	12.05	1.00	19.10
	24.05	26.05	2.00	1.92
KR-06-TR-3	3.20	8.20	5.00	15.76
including	3.20	5.20	2.00	36.80
	16.20	21.20	5.00	3.39
including	18.20	19.20	1.00	9.38
KR-06-TR-4	5.00	20.50	15.50	7.95
including	13.00	14.00	1.00	47.20
including	19.50	20.50	1.00	35.20

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Table 14. Drill Results B-Mag Zone 2006 Program

Hole Number	From	To	True Thickness (m)	Grade g/t Au
KR-06-750	85.95	87.78	1.40	13.05
KR-06-752	78.60	85.10	4.98	2.67
KR-06-755	47.85	50.29	2.21	2.52
	57.60	61.10	3.17	10.53
KR-06-817	86.59	87.88	1.23	2.64
KR-06-825	72.29	88.23	15.16	5.17
	78.51	84.43	5.63	9.62
KR-06-831	23.47	26.52	3.04	1.34
KR-06-832	14.33	15.71	1.38	3.15
KR-06-833	12.86	14.51	1.65	2.94
	21.42	21.81	0.39	2.20
	22.59	28.12	5.53	2.48
	31.63	32.61	0.98	1.15
KR-06-834	23.47	29.57	6.10	2.03
	32.61	35.66	3.05	2.63
KR-06-835	8.23	10.60	2.37	3.61
KR-06-837	18.20	20.00	1.38	3.36
	49.10	49.51	0.31	1.65

Drill-holes not included in the above table had no significant intercepts (KR-06-38 and KR-06-839).

Table 15. Drill Results Calcite Zone 2006 Program

Hole Number	From	To	True Thickness (m)	Grade g/t Au
KR-06-760	8.90	10.50	1.60	2.60
KR-06-786	74.35	75.85	1.50	1.11
KR-06-787	71.23	71.62	0.38	1.05
	79.05	81.98	2.89	1.36
KR-06-788	53.65	55.28	1.51	1.62
KR-06-790	49.80	51.10	1.04	1.20
KR-06-793	106.65	107.25	0.59	1.01
KR-06-795	53.53	54.62	1.01	2.89
KR-06-797	50.16	53.02	2.28	4.00
KR-06-799	53.20	55.80	2.20	1.69
KR-06-800	47.29	49.64	2.20	3.73
	74.75	79.61	4.20	2.65
KR-06-801	45.16	46.81	1.53	5.84
KR-06-805	45.43	46.50	1.07	4.59
KR-06-807	41.03	42.51	1.30	4.76
KR-06-813	49.94	60.88	10.94	6.05
includes	54.68	60.88	6.20	9.25
	67.41	70.49	3.08	9.81
	82.05	84.43	2.38	20.29
KR-06-819	20.42	25.34	3.30	3.73
KR-06-823	26.52	36.70	7.30	10.75
includes	29.57	35.66	5.20	14.88
KR-06-824	18.21	24.68	6.30	8.80
includes	21.15	23.02	1.87	23.90
KR-06-826	14.33	17.37	1.30	4.99
KR-06-827	8.23	8.83	0.55	13.75
KR-06-760	8.90	10.50	1.60	2.60
KR-06-786	74.35	75.85	1.50	1.11

Drill-holes not included in the above table had no significant intercepts (KR-06-791, 793, KR-06-808-812, KR-06-815, KR-06-816, KR-06-818, and KR-06-820-822).

25

Tarn Zone

Holes KR-06-956 and KR-06-957 were drilled south of the Tarn Pit. Both intersected sulfide manto mineralization, and represent 15 meter and 30 meter step-outs from the mineralized pit wall (see November 30, 2006 news release). Hole KR-06-956 intersected 4.13 meters grading 5.49 g/t Au. Hole KR-06-956 contained two intercepts: 6.56 meters which assayed 2.48 g/t Au and 2.33 meters which ran 4.86 g/t Au. The mineralized trend which includes the Tarn Pit and these two drill holes is open to the south, and will be the focus of further drilling.

Table 16. Tarn Zone 2006 Program

Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-06-750	85.95	87.78	1.40	13.05
KR-06-752	78.60	85.10	4.98	2.67
KR-06-755	47.85	50.29	2.21	2.52
	57.60	61.10	3.17	10.53

Penguin Zone

The Penguin Zone is a high-amplitude magnetic anomaly with coincident gold in soil. It is being explored as an analog to the Calcite Zone. The anomaly consists of two parts, the principal one being 325 meters long. The other part consists of three segments, and totals 270 meters in length. Hole KR-06-938 was drilled in the strongest part of the magnetic anomaly, and intersected 11.67 meters that averaged 3.25 g/t Au, including 2.34 meters that ran 8.59 g/t Au. This intercept was followed up with fans of holes stepping out 20 meters to the northeast and 20 meters to the southwest. To the northeast, KR-07-965 intersected 5.78 meters of 4.19 g/t Au, and hole KR-07-968 cut 2.50 meters that assayed 12.85 g/t Au. Results are pending for the southwest step-out.

Table 17. Penguin Zone 2006 Program

Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-06-750	85.95	87.78	1.40	13.05
KR-06-752	78.60	85.10	4.98	2.67
KR-06-755	47.85	50.29	2.21	2.52
	57.60	61.10	3.17	10.53

Crest Zone

Six holes were drilled in this strong magnetic anomaly on the crest of Peel Ridge, northwest of the Peel deposit. Strong sulfide mineralization was encountered in a low-angle fault zone, which none of the holes were able to get past, to test the limestone beneath. Hole KR-06-846 intersected 1.87 meters of 4.04 g/t gold. This area of strong alteration will see additional exploration in this year.

Table 18. Crest Zone 2006 Program

Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-06-750	85.95	87.78	1.40	13.05
KR-06-752	78.60	85.10	4.98	2.67
KR-06-755	47.85	50.29	2.21	2.52
	57.60	61.10	3.17	10.53

26

Shamrock

Fifteen holes were drilled in the Shamrock area for a total of 3,180 meters. These holes were drilled primarily to elicit structural information.

Channel sampling was carried out at the Gully Zone with the results shown below in Table 19.

Table 19. Gully Zone 2006 Program

Sample Width (meters)	Description	Au g/t
2.00	chip — quartz-oxide breccia	16.35
0.70	channel — pink-white clay	17.45
1.20	channel — brown sandy clay	26.50
0.70	channel — intene clay & oxides	8.59
2.00	chip — massive sulfide	21.80
3.00	chip — massive sulfide	3.20

Camp, Road and Site

In addition to the drilling a large effort was expended in 2005 on camp and property rehabilitation, which included restoration of heating, electrical, water, waste water treatment facilities, power lines, access road, bridges and the bunkhouse roof.  Also, the core processing facility was built, and high-speed internet was installed.  Hydrologic activities included improvements to the surface water diversion around the tailings pond, initiation of a surface water quality monitoring program and the installation of 18 sampling stations.  A pumping system was installed to lower the water level in the tailings pond.  A large amount of reclamation was conducted, mainly cleaning up debris left from the previous mining operation.  A total of 665 barrels were removed from the site, with 145 containing waste oil and residues and 5 containing caustic waste.  Oil-contaminated soil was excavated and burned, and floating debris was removed from the tailings pond.

Sampling Method and Approach

The sampling procedures associated with the drilling programs utilized by YGC after acquiring the Ketza River property are as follows. Sampling procedures, collection and security were completed under the scrutiny of Qualified Persons Robert Stroshein and Ed Gates.

During the diamond drilling programs, geological personnel attended the drill at regular intervals as well as during drilling of mineralized intersections of predicted zone drill holes. Geological personnel were on hand to determine the completion depth of each hole and to shut down the drill hole. The core was delivered to the core shack at the end of each working shift or when the drill hole was completed.

The core was laid out in sequence at the core shack followed by metric conversion of footage markers and a rough drill log locating the zones of mineralization. The core was logged directly into laptop computers by geologists and sample intervals were marked on the core and recorded in the drill logs. The core was then racked within the core shack and samples were split in sequence. Personnel conducting the sampling were supervised by the geologist who logged the core.

All drill core was visually logged and photographed before sampling. The descriptions were entered onto prepared log forms on laptop computers using coded entries for lithology, texture, structure and mineralogy. Summary log sheets were prepared and, together with detailed core log sheets, are available for all YGC’s diamond drill holes and the re-logged Canamax drill holes.

Intervals of oxide and sulphide mineralization were routinely sampled in the manto occurrences whereas at the Shamrock target, all of the core was sampled. The core was split for sampling with half the core submitted for assay

27

and the remainder retained for future reference. The retained core was stored on site in core racks at the old exploration camp. Sample intervals were normally 1.5 metres but varied with the mineralogy of the core.

On about a 1 in 25 frequency a sample of barren limestone and a sample of oxide material are submitted into the sample stream as a blank and standard respectively.

Samples were collected in heavy poly sample bags and tied closed with flagging or polycoated ties. The samples were then placed in rice bags for shipping. Normally six to seven samples were enclosed in each rice bag that were then tied with steel wire twist ties. The bags were stored in the core shack until shipping.

The bags were delivered by company personnel directly to Whitehorse and from there trucked to Eco Tech Laboratory Ltd. in Kamloops, B.C. (prior to 2006).  Commencing in 2006, all samples were shipped to ALS Chemex Laboratories in North Vancouver, B.C.

Sample Preparation, Analysis and Security of Samples

At Eco Tech Laboratories and ALS Chemex Laboratories, samples are sorted and dried (if necessary). The samples are crushed through a jaw crusher and cone or rolls crusher to —10 mesh. The sample is split through a Jones riffle until a —250 gram sub sample is achieved. The sub sample is pulverized in a ring & puck pulverizer to 95% - 140 mesh. The sample is rolled to homogenize. A 30 g sample size is fire assayed using appropriate fluxes. The resultant doré bead is parted and then digested with aqua regia and then analyzed on a Perkin Elmer AA instrument.

Appropriate standards and repeat sample (Quality Control Components) accompany the samples on the data sheet.

For the 2005 drill holes a 28 element ICP package was also run at Eco Tech. These samples are catalogued and dried. Rock samples are 2 stage crushed to minus 10 mesh and pulverized on a ring mill pulverizer to minus 140 mesh, rolled and homogenized. A 0.5 gram sample is digested with 3ml of a 3:1:2 (HCl:HN03:H20) which contains beryllium which acts as an internal standard for 90 minutes in a water bath at 95°C. The sample is then diluted to 10ml with water. The sample is analyzed on a Jarrell Ash ICP unit.

Results are collated by computer and are printed along with accompanying quality control data (repeats and standards). Results are printed on a laser printer and are faxed and/or mailed to the client.

Mineral Resource and Mineral Reserve Estimates

For the 2005 update of the Manto Zone, drill holes up to KR-05-639 were used to estimate the resource for the Manto Zone. Data provided consisted of collar coordinates for 575 drill holes, down hole surveys for 765 sites and gold assays for 8,331 samples.  A total of 38 samples had a blank for gold assay while another 457 had a gold value of 0.000.  These 495 samples were set to 0.005 g/t, a nominal ½ the detection limit level.

The distribution of gold grades from the Manto Zone was positively skewed and formed a series of overlapping lognormal populations, as shown in the following Table 20.

Table 20: Summary of overlapping gold populations in Manto style zones.

Population	Mean Au (g/t)	Proportion	Number of Assays
1	68.70	0.50%	42
2	21.79	4.34%	362
3	4.88	11.12%	926
4	0.75	15.55%	1,295
5	0.01	68.49%	5,706

Population 1, representing 0.50% of the total data, is considered erratic high grade and should be reduced by capping. Population 2, on the other hand, represents 4.3 % of the total data set and represents a real high grade gold population with mean of 21.8 g Au/t. Population 3 represents 11 % of the data and is a lower grade mineralized

28

population. Population 4 with mean of 0.75 g Au/t represents background while population 5 represents the missing or near detection level waste.

A cap of 2 standard deviations above the mean of population 2 of 49.0 g Au/t was selected to reduce the effects of the upper erratic population 1. A total of 42 samples were capped at 49 g Au/t.

Geologic Model

The lithologic column shown as Figure 5 was subdivided into 5 Geologic Domains, two of which are mineralized.

Domain 1                      —    Shales (2s), Mudstone (1e) and FSLT

Domain 2                      —    MSLT (mineralized)

Domain 3                      —    BSLT

Domain 4                      —    MSLT, BXLT, WBN, MSLT/BXLT, BSLT/WBN and FLST/WBN (mineralized)

Domain 5                      —    Calcarious argillite (1c), Limestone (1b) and argillite

The drill holes were then plotted on a series of cross sections. Using the geologic codes from drill logs, the domains were modeled on cross section by R. Stroshein and then digitized to build a three dimensional geologic model. Domains 2 and 4 are separated in places by the BSLT unit (Domain 3). This unit, however is not always present or recognized and as a result the modeling of the two mineralized units was difficult. The three dimensional solid, that represents the mineralized Domains 2 and 4, is shown below as.  An example section 1+25 E is shown as Figure 22.

Figure 22: North South Cross Section 1+25 E showing folded limestone beds

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Figure 23: Three dimensional solid representing underground development looking to the north. Stopes projected up and down from level plans on 30 m intervals.

Bulk Density

Bulk density determinations at Ketza River have always been continuous and little hard data is available.

Bulk density was identified by Strathcona Mineral Services Ltd. (Strathcona, 1988) as the  principal reason for the large decrease in tonnage found during mining compared to that predicted in the Feasibility Study. Canamax used a bulk density of 3.1 tonnes per cubic metre for oxide material to calculate the resource present within the oxide zones for the Feasibility Study.

“Numerous measurements by Rossbacher Labs in 1985 and by Lakefield Research in 1986 indicated an oxide specific gravity ranging from 3.0 to 3.8. The 3.1 tonnage factor used in the reserve estimation is conservative.” From Feasibility Study as quoted by Strathcona (Strathcona, 1988).

In Strathcona’s opinion this figure was derived from laboratory tests on crushed and dried material and in fact closely represents the true mineral specific gravity because no allowance was made for the high porosity of the in-place ore and the interstitial water present in the constituent minerals.

Strathcona determined a value for the oxide material by comparing the tonnes milled over a fixed period to the surveyed excavated volume in the mine.  The value calculated was 2.3, for a decrease of 26% over the figure used in the Feasibility Study. Strathcona’s calculation was as follows:

Production data from October 1 - 15, 1988

Surveyed volume was 1,770 cubic metres

Adjusted mill-feed tonnage of 4,595 tonnes by subtracting stockpile change (700 tonnes) and broken muck inventory (339 tonnes) and adding scalping at the grizzly (310 tonnes) for a tonnage mined of 3,866

Thus calculated tonnage factor = 3,866/1770 = 2.2 tonnes/cu.m.

For this study a bulk density of 2.3 is used for oxide material.

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The bulk density of 3.1 is probably a reasonable number for the sulphide part of the mineralized zone. Two measured SG’s taken from drill core samples of sulphide material supplied to Process Research Associates Ltd. (“PRA”) in September, 2004 are shown below and both are over 4.0. The corresponding bulk densities taken using the wax immersion method show a corresponding decrease, but both samples still exceed 4.0.  Further work carried out in 2006 on 210 samples from 155 different holes has shown that 3.1 is a conservative number for the sulfide part of the mineralized zone. This work which is the detailed in an internal report will form part of the NI 43-101 report in preparation.

Table 21: Specific Gravity determinations by PRA on Manto Sulphide mineralization

Sample ID	Specific Gravity g/cm3
KR 434 28m	4.19
KR 436 45m	4.13

Classification

Based on the study herein reported, delineated mineralization of the Ketza River Project is classified as a resource according to NI 43-101.

There is adequate drill hole data present though out the Manto style zones to establish geologic continuity. Grade continuity can be measured by Variography. For the Manto Style zones blocks were classified as follows:

Measured                  —blocks estimated in Pass 1 using a search ellipse with dimensions equal to ¼ the semivariogram ranges and a minimum of 2 drill holes.

Indicated                      —blocks estimated in Pass 2 using a search ellipse with dimensions equal to ½ the semivariogram ranges and a minimum of 2 drill holes.

Inferred          —all other blocks estimated.

The results are presented below in Tables 22 — 25.

It must be noted that no economic studies have been completed at this time to determine economic cutoff values. Instead the resource is presented at a variety of cutoffs to reflect the changes in grade and tonnage.

Table 22: Manto — Measured Resource

Au Cutoff	Tonnes > Cutoff	Grade > Cutoff
(g/t)	(tonnes)	Au (g/t)	Ounces Au
0.10	2,560,000	2.158	177,600
0.20	2,300,000	2.381	176,100
0.30	2,130,000	2.548	174,500
0.40	2,000,000	2.695	173,300
0.50	1,850,000	2.877	171,100
0.60	1,740,000	3.025	169,200
0.70	1,630,000	3.183	166,800
0.80	1,570,000	3.284	165,800
0.90	1,490,000	3.405	163,100
1.00	1,410,000	3.541	160,500
1.10	1,350,000	3.666	159,100
1.20	1,290,000	3.783	156,900
1.30	1,240,000	3.872	154,400
1.40	1,200,000	3.973	153,300

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Au Cutoff	Tonnes > Cutoff	Grade > Cutoff
(g/t)	(tonnes)	Au (g/t)	Ounces Au
1.50	1,140,000	4.093	150,000
2.00	930,000	4.629	138,400

Table 23: Manto — Indicated Resource

Au Cutoff	Tonnes > Cutoff	Grade > Cutoff
(g/t)	(tonnes)	Au (g/t)	Ounces Au
0.10	9,230,000	1.622	481,300
0.20	8,180,000	1.812	476,500
0.30	7,470,000	1.961	471,000
0.40	6,860,000	2.104	464,000
0.50	6,410,000	2.220	457,500
0.60	5,950,000	2.349	449,400
0.70	5,510,000	2.487	440,600
0.80	5,170,000	2.601	432,300
0.90	4,860,000	2.710	423,400
1.00	4,540,000	2.837	414,100
1.10	4,270,000	2.949	404,800
1.20	4,040,000	3.050	396,200
1.30	3,820,000	3.154	387,400
1.40	3,580,000	3.277	377,200
1.50	3,340,000	3.407	365,900
2.00	2,530,000	3.939	320,400

Table 24: Manto - Inferred Resource

Au Cutoff	Tonnes > Cutoff	Grade > Cutoff
(g/t)	(tonnes)	Au (g/t)	Ounces Au
0.10	29,480,000	1.126	1,067,200
0.20	24,440,000	1.328	1,043,500
0.30	21,370,000	1.483	1,018,900
0.40	19,300,000	1.606	996,500
0.50	17,650,000	1.714	972,600
0.60	15,830,000	1.848	940,500
0.70	14,520,000	1.956	913,100
0.80	13,180,000	2.079	881,000
0.90	11,830,000	2.220	844,400
1.00	10,550,000	2.374	805,200
1.10	9,470,000	2.525	768,800
1.20	8,550,000	2.673	734,800
1.30	7,770,000	2.815	703,200
1.40	7,060,000	2.962	672,300
1.50	6,470,000	3.102	645,300
2.00	4,230,000	3.830	520,900

Table 25: Manto — Measured Plus Indicated Resource

Au Cutoff	Tonnes > Cutoff	Grade > Cutoff
(g/t)	(tonnes)	Au (g/t)	Ounces Au
0.10	11,790,000	1.738	658,800

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Au Cutoff	Tonnes > Cutoff	Grade > Cutoff
(g/t)	(tonnes)	Au (g/t)	Ounces Au
0.20	10,490,000	1.937	653,300
0.30	9,600,000	2.092	645,700
0.40	8,860,000	2.237	637,200
0.50	8,270,000	2.367	629,400
0.60	7,690,000	2.502	618,600
0.70	7,140,000	2.646	607,400
0.80	6,730,000	2.760	597,200
0.90	6,360,000	2.873	587,500
1.00	5,950,000	3.004	574,700
1.10	5,610,000	3.121	562,900
1.20	5,330,000	3.227	553,000
1.30	5,060,000	3.330	541,700
1.40	4,770,000	3.451	529,200
1.50	4,480,000	3.582	515,900
2.00	3,460,000	4.124	458,800

After subtracting the estimated mined out portions of the blocks the overall tonnage of blocks above a 1 g Au/t cutoff was reduced 950,000 tonnes with contained gold estimate of 110,000 ounces.  This compared to the reported mined out tonnage of 340,000 tonnes containing 113,290 ounces of which 100,033 ounces were recovered.  The estimate of mined out volumes taken from stope level plans is obviously conservative in tonnage with more tonnes shown as mined.  The estimated contained metal taken out, however, is very close to the reported ounces recovered.

Mining Operations

The mill, with a rated capacity of 350 tonne per day, has a conventional flow sheet with semiautogenous grinding (“SAG”), thickening, cyanidation and carbon-in-pulp recovery of gold, all housed in a single building.  In the final six months of operation the milling facility’s capacity was increased to enable it to operate at a rate of 500 tonnes per day.  The SAG mill has been removed, as well as the water treatment plant.  The power plant was removed but has recently been re-equipped with three gensets with a total output of 410 kW.

The mill building and equipment are in good condition.  Primarily because of the relatively dry climate, there is little rust or corrosion evident in the equipment, piping and electrical wiring and switchgear.  For the most part, it is expected that the equipment can be refurbished and reutilized in another mill.  The mechanical components appear to be sound, but will require refurbishing.  The ball mill was lifted off the bearings.  The electrical components are also in good condition and are presently being used to distribute 4160 VAC power around the site.  The mill building is a pre-engineered steel structure with metal-clad siding and roofs.  The building has approximately 1,200 square meters of floor space.

Ancillary Facilities

As with the mill, the ancillary facilities are in good condition. These consist of: a mine dry, truck shop, fuel storage and distribution system, pump house, mine office and exploration office.

Camp Facilities

A trailer camp, with a capacity of 50 people, is present on site complete with kitchen and dining room. The camp has been refurbished with a recreation facility. While the camp is more than adequate for an exploration program, it would not serve the requirements for a full mining and milling operation.

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Infrastructure

The 4160 VAC line has been reactivated and now carries power to pump houses, the tailings facility, the geologists’ exploration camp and two wells.

Tailings Disposal

The existing tailings pond has an estimated unused capacity for a further 750,000 tonnes of tailings.  The tailings facility was last used in 1990 and has been maintained since that time with the latest work being completed in August 2003.

The tailings dam was permitted for sulphidic materials with an amendment to the existing water license in 1990.   This water license has expired and would need to be renewed.

Closure Liability

There are no significant environmental liabilities on the Ketza property.  A care and  maintenance water license has been applied for and is expected to be issued in the coming months.  A substantial amount of site clean up was carried out during the summer of 2005 with the following items achieved:

•              Removal of hazardous chemicals from site

•              Removal of all waste oils from site

•              Removal of 50 truck loads of garbage from site

•              Refurbishment of five road bridges

The cost of reclamation, as estimated by YGC, is $2,270,000.

Exploration and Development

There is potential to increase both tonnes and confidence by drill testing the following areas adjacent to known mineralization.

(1)           Lab Zone — The area adjacent to both to the NE and SW and also directly south should be drill tested with vertical holes to both try to extend the zone and reclassify inferred material to a higher category.

(2)           An area has been identified south east of the Peel West Sulphide zone that has been drill tested with very shallow holes (less than 50 m and in many cases less than 25 m deep) for an upper mineralized horizon.  There is a strong possibility that a lower mineralized horizon occurs within this area and the current model includes a significant inferred resource within this lower zone. This area should be tested with deeper holes (at least 100 m) with holes placed between shallow historic holes to increase the confidence in both zones.

(3)           There are three untested areas north of the Peel East Sulphide zone that should be drill tested. This will increase confidence in this area and also test for manto mineralization.

(4)           The area between the Peel Zones and the Lab Zone is largely untested by drill holes and is expected to contain the same limestone horizons that host the mineralized mantos.  The sulphide bearing mantos usually contain a significant content of pyrrhotite.  A ground magnetic survey is recommended to test this area for prospective drill targets.  The magnetic survey should extend over both the Peel West Sulphide zone and the Lab zone to determine the characteristics of these magnetic anomalies over known mineralization.

(5)           The QA/QC procedure should be expanded to include inter lab duplicates. A selection of pulps from the primary laboratory should be sent to a 2nd check laboratory on a regular basis to check for laboratory bias and accuracy.

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(6)           A uniform set of north-south cross sections from west to east across the various manto zones should be established to aid with geologic modelling of the mineralized mantos.

Other Property Holdings

Silver Valley Property, Yukon — YGC was granted an option to acquire a 100% interest in six (6) claims located in the Yukon Territory.  YGC staked an additional 114 claims in 2006 adjacent to the claims subject to the option agreement.  The primary focus of exploration for this property will be silver, with a secondary focus on gold, lead and zinc.

Bay Property, Yukon — YGC has staked 36 claims near Watson Lake, Yukon.  The primary focus of exploration for this property will be silver.

South Zone Silver Bar, Arizona - YGC has a 100% interest in 45 claims in Pinal County, Arizona.  The focus of exploration of this property will be gold and copper.

Greenwood properties - YGC owns a 75% interest in 31 claims in the Greenwood Mining District in south-east British Columbia.  These claims are subject to a 2% net smelter returns royalty.  The remaining 25% interest in this gold property is owned by Intrepid Minerals Corporation.  This property was written down to a nominal amount in the current year.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
AND MANAGEMENT DISCUSSION AND ANALYSIS

Selected Consolidated Annual Information

The following is a summary of certain selected consolidated financial information, which is qualified by the more detailed information appearing in the financial statements of YGC attached as Appendix D to this Circular.  YGC’s fiscal year ends on December 31 of each year.  The financial statements of YGC included in this Circular are for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004.

	Years Ended December 31
	2006	2005	2004
Total Revenues	$427,431	$161,166	$61
Total Expenses	1,890,620	1,605,979	782,182
Net Loss	(1,349,412)	(1,444,813)	(782,121)
Net Loss Per Common Share basic and diluted	(0.03)	(0.035)	(0.068)
Dividends	0	0	0

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Quarterly Information — Fiscal year ended December 31, 2006 and December 31, 2005

The following is a summary of YGC’s financial operations on a quarterly basis during the fiscal year ended December 31, 2006.

	Three Month Period Ended March 31, 2006	Three Month Period Ended June 30, 2006	Three Month Period Ended September 30, 2006	Three Month Period Ended December 31, 2006
Total Revenues	$49,746	$82,614	$156,309	$138,762
Total Expenses	455,289	314,169	410,270	710,892
Net Income (Loss)	(405,543)	(231,555)	(253,961)	572,130
Net Income (Loss) Per Common Share basic and diluted	(0.01)	(0.01)	(0.00)	$0.01
Dividends	0	0	0	0

The following is a summary of YGC’ financial operations on a quarterly basis during the fiscal year ended December 31, 2005.

	Three Month Period Ended March 31, 2005	Three Month Period Ended June 30, 2005	Three Month Period Ended September 30, 2005	Three Month Period Ended December 31, 2005
Total Revenues	$0	$34,501	$63,740	$62,925
Total Expenses	81,335	801,823	309,164	413,657
Net Income (Loss)	(81,335)	(767,322	(245,424)	(350,732)
Net Income (Loss) Per Common Share basic and diluted	—	(0.02)	(0.01)	(0.01)
Dividends	0	0	0	0

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Estimates

YGC has adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for employees and non-employees. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value.

The assumptions used in the determination of the fair value of these awards involve management estimates regarding, amongst other factors, stock price volatility. As YGC started trading on April 13, 2005 on the TSX, an estimate had to be used in the absence of historical information to determine the volatility factor to be used. Stock-based compensation is a non-cash charge, so the measurement of the fair value of the grant of stock options does not impact the financial condition of YGC. However, the stock-based compensation amount for 2006 of $516,184 is a material component of the financial statements ($315,424 stock-based compensation expense included in the Statement of Operations and $200,760 is deferred in the accounts in the mineral properties on the Balance Sheet).

In accordance with the recommendations of CICA Handbook Section 3063, Impairment of Long-Lived Assets, YGC monitors the recoverability of long-lived assets. This is based on such factors as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. YGC’s policy is to record an impairment loss in the period when it is determined that the carrying value of the asset may not be recoverable.

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Management’s estimate of future commodities prices, operating costs, capital costs and the availability of resources required to develop existing properties are essential to the evaluation of these properties.

YGC has adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section establishes the standard for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. The only property on which YGC has an asset retirement obligation, at this point in time, is the Ketza River project. An estimate was made in 1996 of the anticipated cost associated with the reclamation of the Ketza River project, in accordance with the applicable laws and regulations in place at that time. This estimate has been accreted over time, which assigns a cost to the increase in the liability resulting from the passage of time. As YGC works with the Yukon Territorial Government on obtaining the necessary permits associated advancing the Ketza River project towards production, an updated cost associated with the reclamation related to the Ketza River project will be established in accordance with the applicable laws and regulations of the Yukon Territory. This amount may or may not be materially higher than the Asset Retirement Obligation in YGC’s accounts as of December 31, 2006 of $2,217,300.

Mineral Properties

YGC spent approximately $7.5 million in 2006 on qualifying Canadian Exploration Expenditures (“CEE”), as defined by the provisions of the Flow-Through Share program. This was well in excess of the requirement outstanding as of December 31, 2005 (see “Cash and short term investments held for future exploration” on the balance sheet) of approximately $2.6 million.

YGC completed three flow-through share issuances in 2006 of approximately $12.6 million. As of December 31, 2006, YGC has an obligation to spend approximately $9.0 million on CEE by the end of 2007. The majority of these funds restricted for future exploration will be spent on the Ketza River project. A smaller portion of this exploration obligation will be spent exploring the Silver Valley property. At the Silver Valley, YGC has an exploration license with the Yukon Territorial Government that expires in June 2010.

Management is anticipating the completion of an updated 43-101 compliant resource estimate on the Ketza River property in the second quarter of 2007. This estimate will incorporate drilling up to the end of December 2006. In 2006, 266 holes were drilled using diamond drilling on the Ketza River property totaling almost 35,000 metres (almost 114,000 feet).

Results of Operations

The following discussion of the results of operations of YGC for the fiscal years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the consolidated financial statements of YGC attached as Appendix D hereto and related notes included therein.

YGC had a significant increase in its total assets of approximately $15.4 million from December 31, 2005 to December 31, 2006. This was the result of three private placements in 2006 which resulted in the injection of approximately $12.0 million, net of share issue costs, into YGC’s treasury.

YGC’s treasury was also increased in 2006 as a result of the exercise of equity instruments (share purchase warrants, broker warrants, agents’ options and stock options) by their holders. This brought approximately $3.9 million into YGC’s treasury.

YGC invests excess cash in short-term liquid investments issued by Canadian Chartered banks, which is liquidated as required to finance operations. The net proceeds from equity financings which were not immediately required were invested during 2006. The following table illustrates the cash and short term investments balances in YGC as of the three most recent year-end dates:

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	December 31, 2006	December 31, 2005	December 31, 2004
Cash and cash equivalents	5,059,690	48,134	83,680
Short term investments	1,196,241	5,304,955	Nil
Restricted cash	150,000	150,000	Nil
Cash held for future exploration	8,983,631	2,652,144	Nil
Total	15,389,562	8,155,233	83,680

As of December 31, 2006, cash and short term investments totaled approximately $15.4 million, an increase of $7.2 million from the December 31, 2005 balance of approximately $8.2 million. The “cash held for future exploration” is held in short-term investments. This represents the balance of funds that YGC must expend on exploration in Canada by December 31, 2007 under flow-through share. Restricted cash of $150,000 at December 31, 2006 represents a guaranteed investment certificate that is security for a letter of credit with the Yukon Territorial Government as the beneficiary, relating to possible reclamation costs associated with the exploration program at Ketza River.

Mineral properties increased by approximately $7.8 million from 2005 to 2006, from approximately $12.7 million to approximately $20.5 million. It should be noted that there was a prior period adjustment that increased the opening balance for the year of both the mineral properties and the future income tax liability accounts and decreased the opening balance in the deficit account for the year as follows:

Balance sheet account impacted by prior period adjustment	$ Increase (Decrease)
Mineral properties	$2,384,329
Future income tax liabilities	$1,992,168
Deficit	($392,161)

The adjustment was a result of the fact that Ketza River Holdings Ltd. (a 100% owned subsidiary of YGC Resources Ltd.) has acquisition costs in its accounts relating to the original purchase of the Ketza River assets of approximately $4.4 million that have a zero tax cost base. This zero tax cost base was the result of the vendor of the Ketza River assets using the “Section 85 rollover” provision of the Income Tax Act when the Ketza River assets were sold to Ketza River Holdings Ltd.

The $7.8 million increase in the mineral properties was almost entirely attributable to exploration expenditures on the Ketza River gold property. The expenditures were used for diamond drilling and geological work, improving the infrastructure (roads, bridges and accommodation), as well as continuous environmental monitoring with the assistance of a professional environmental engineering firm. It should be noted that approximately $200,000 of stock-based compensation was assigned to the mineral properties in 2006 to reflect the fair value of stock options granted to Ketza River contractors in 2006. Exploration expenditures are deferred in accordance with YGC’s accounting policies.

Exploration of the Silver Valley, Yukon property commenced in Q4 2006, with approximately $185,000 of expenditures being deferred in YGC’s accounts as an addition to the mineral properties.

Capital assets increased by approximately $253,000 from 2005 to 2006, primarily due to the purchase of assets required to support the Ketza River exploration program.

Liquidity and Capital Resources

The following information discusses some of the selected financial data derived from the financial statements contained in Appendix D.

As of December 31, 2006 YGC had a working capital position of approximately $6.2 million. This working capital position is sufficient to sustain YGC’s day-to-day business activities for some years into the future, as YGC is currently structured.

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There are equity instruments outstanding as of April 12, 2007 as follows:

	Number Outstanding	Weighted Average Exercise Price	Weighted Average Years to Expiration
Common shares	65,869,385	NA	NA
Share purchase warrants	3,040,840	$1.02	0.26
Stock options	4,287,000	$1.32	3.80

YGC has “Cash held for future exploration” in the amount of $9.0 million as of December 31, 2006. These funds must be spent on qualifying exploration activities, as defined by the flow-through share agreements entered into by YGC when placing $12.6 million worth of flow-through shares in 2006. The deadline for the expenditure of these funds is December 31, 2007. YGC has plans to spend a minimum of $9.0 million in exploration activities in the Yukon on both the Ketza River and Silver Valley in 2006.

Management anticipates financing the long-term development of the Ketza River project, assuming a positive pre-feasibility study, via equity and/or debt financing as determined by YGC’s Board of Directors.

DIRECTORS AND OFFICERS

The following table sets forth, for each of the directors and executive officers of YGC, the person’s name, municipality of residence, position with YGC, principal occupation and number of common shares of YGC (“YGC Shares”) beneficially owned, directly or indirectly or over which control or direction is exercised by each of them, and in the case of directors of YGC, the period during which the individual has served as a director of YGC:

Name, Resident Municipality of Residence, Position(s) with Company(1)	Principal Occupation or Employment During the Past Five Years	Date(s) Served as a Director	Number of YGC Shares Held as at the Date of Circular(2)
Robert E. Chafee Etobicoke, Ontario, Canada Director	Chairman and CEO of Etobicoke Iron Works	May 19, 2005 to date	3,511,810	(5)
Graham C. Dickson North Vancouver, British Columbia, Canada President, Chief Executive Officer and Director	President of YGC	April 11, 1997 to date	2,605,000	(4)
John R.W. Fox(3) Vancouver, British Columbia, Canada Director	President, Laurion Inc.	March 18, 2005 to date	19,800
Iain J. Harris Vancouver, British Columbia, Canada Director	Chairman of Summit Holdings Ltd since February 1995	January 5, 2007 to date	187,500	(6)
Peter M. Holbek North Vancouver, British Columbia, Canada Director	President of Viking GeoScience January 2003 to date; Vice President, Exploration of Atna Resources Ltd., November 1996 to October 2002.	October 6, 2005 to date	5,000

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Name, Resident Municipality of Residence, Position(s) with Company(1)	Principal Occupation or Employment During the Past Five Years	Date(s) Served as a Director	Number of YGC Shares Held as at the Date of Circular(2)
R.J. (Don) MacDonald(3) Vancouver, British Columbia, Canada Director	Senior Vice President and CFO of NovaGold Resources Inc.; January 2003 to date; Senior Vice President and CFO of Forbes Medi-Tech Inc. from 2001 to 2003.	July 7, 2005 to date	20,000
E. Lynn Patterson(3) South Surrey, British Columbia, Canada Chairman and Director	Retired since 1998	May 19, 2005 to date	10,000
Neil J.F. Steenberg(3) Toronto, Ontario, Canada Director	Lawyer	March 25, 2005 to date	20,000
Christopher Oxner North Vancouver, British Columbia, Canada Chief Financial Officer, Controller and Assistant Secretary	CFO and Controller of YGC since July 2005; accountant at 636809 BC Ltd from January 2004 to May 2005; Controller of BJs Budget Lodge Ltd from April 1998 to December 2003.	July 7, 2005 to date	12,770
Graham Scott Vancouver, British Columbia, Canada Secretary	Lawyer; Principal, Vector Corporate Finance Lawyers from July 1, 2001 to date.	May 19, 2005 to date	37,000

(1)                                  The information as to country of residence and principal occupation, not being within the knowledge of YGC, has been furnished by the respective directors and executive officers individually.

(2)                                  The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of YGC, has been furnished by the respective directors and executive officers individually.

(3)                                  Member of Audit Committee, Corporate Governance Committee and the Compensation Committee.

(4)                                  92,000 of these shares are held in the name of Celec Inc., a non-reporting company controlled by Graham C. Dickson.  467,100 of these shares are held in escrow.

(5)                                  2,244,963 of these shares are held in escrow.

(6)                                  25,000 of these shares are held in the name of Summit Holdings Ltd., a non-reporting company controlled by Iain Harris.

YGC does not have an executive committee.

Directors are elected at each annual general meeting of the shareholders of YGC and serve until the next annual general meeting or until their successors are elected or appointed.

As of the date hereof, the directors and executive officers of YGC as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 6,428,880 YGC Shares, representing 9.76% of the outstanding YGC Shares.

The following are brief biographical descriptions of the directors and certain employees of YGC.

Graham Dickson, B.Sc. A.R.C.S., President, CEO and a Director

Mr. Dickson has been working in the Mining Industry in North America for the last 20 years. Has acted as general manager of a turnkey construction company for gold milling facilities in remote locations, including the Snip Mill for Cominco Ltd., Golden Patricia Mill for Bond Gold and Seabee Mill for Claude Resources. Before joining YGC,

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Mr. Dickson served in various capacities with BYG Natural Resources Ltd., which had an operating gold mine in the Yukon Territory.  Recently as General Manager of the General Contractor, Mr. Dickson completed the surface facilities, for Bema Gold’s Julietta mine in Far East Russia, ahead of schedule and under budget.

Robert E. Chafee, Director

R. E. (Bob) Chafee has been involved in the mining industry since 1957, originally in Elliot Lake, Manitouwadge and Sudbury as well as in Northwestern Quebec, Manitoba, British Columbia and the Yukon.  Mr. Chafee is currently Chairman and director of several trucking and contracting companies, Igeacare Systems Inc. - in the health care communications and emergency response field and Etobicoke Ironworks Inc., - in structural steel and scaffolding design and manufacture.  In addition he is a director of Hardrock Mining Inc., Tagish Lake Gold Corp. and Andamios Atlas in Mexico.  He was formerly CEO and Chairman of Skyway Canada, Matthews Equipment Ltd. and Antamex International Inc.

Chris G. Oxner, CA, Controller, CFO and Assistant Corporate Secretary

Mr. Chris Oxner has 15 years of financial accounting experience. He worked in public practice with KPMG for six years in Nova Scotia, spending four years in the assurance practice and two years in the management consulting practice. He acted as controller for a privately held corporation in BC for six years prior to joining YGC Resources Ltd. in May of 2005. Mr. Oxner holds a B. Comm. from Dalhousie University and is a Chartered Accountant.

John R. W. Fox, B.Sc., P. Eng., Director

Mr. Fox has more than 30 years experience in the design, start-up and operation of mine metallurgical process plants. Mr. Fox has held positions with RTZ, Rustenburg Platinum Mines, Rossing Uranium, Wright Engineers, and as Principal Engineer with both Cominco Engineering Services Ltd. and H.A. Simons Ltd. He has worked on more that 100 mining projects in more than 20 countries from the Ketza River mine in the Yukon , Julietta mine in Russia, Buenaventura’s Uchucchachua in Peru, Teck’s projects in Ontario and Panama and gold plants in China, Africa, Philippines and the Americas. Mr. Fox is President of Laurion Consulting Inc.

Iain Harris, Director

Mr. Harris was President and CEO of AirBC Limited from 1983 to 1995. Prior to that he was Vice President, Finance & Administration with the Jim Pattison Group.  He is a former Chairman of Terasen Inc. (formerly BC Gas Inc.) and the Canadian Depository for Securities Ltd. He is also a former director of several companies including International Forest Products Ltd., TELUS Corporation, and Nav Canada. Mr. Harris is a past Chairman of Tourism Vancouver, the Vancouver Board of Trade and the Air Transport Association of Canada. He is also a former director of the Vancouver Foundation and the Forest Alliance of B.C. He is a Governor of the Vancouver Board of Trade and the recipient of the Governor General’s Commemorative Medal in recognition of community and public service

Peter Holbek, MSc., P.Geo., Director

Mr. Holbek is a geologist with more than 25 years experience in geology, mineral exploration and mine development. He is currently Vice President, Exploration for Western Keltic Mines and Blackstone Ventures Inc. He has held senior exploration positions with Atna Resources Ltd., Princeton Mining Corp., Homestake Canada and Esso Minerals Canada Ltd., among others. He has been involved in mine operations, mine development and numerous feasibility and prefeasibility studies as well as directing exploration that lead to the discovery of gold, VMS and porphyry copper deposits.

R. J. (Don) MacDonald, Director

Mr. Don MacDonald is Senior VP & CFO of NovaGold Resources Inc. and has over 20 years of experience in the mining industry.  He has been directly involved in the operation or development of ten mines in North and South America with four different mining companies, has been involved in the successful completion of over C$600 million in mine financing and C$500 million of mergers and acquisition transactions. Mr. MacDonald’s experience

41

in the mining industry included Senior VP & CFO of De Beers Canada Mining Inc. (formerly Winspear Diamonds) and Dayton Mining Corporation. Mr. MacDonald holds a Bachelor and Masters degree in engineering from Oxford University and he is a chartered accountant.

E. Lynn Patterson, Chairman and Director

Mr. E. Lynn Patterson joined the Board of YGC on April 17, 2005 and was elected Chair of the Board of Directors the same day. Lynn is the retired President & COO of B. C. Tel & B. C. Telecom (now Telus ). He has an extensive experience in corporate governance and startup of new business ventures and large capital intensive programs. He was past chairman of Telecom Leasing Canada Ltd., Canadian Telephone & Supplies Inc., B. C. Cellular (now Telus Mobility), Viscount Industries, CANAC/Microtel (a joint venture between CN Rail and Micotel to replace the DEW Line with the EARLY NORTH WARNING system for NORAD), Stentor Inc. (a consortium of the major telephone companies of Canada), and recently retired after 9 years, from the Board of NAV CANADA where he was a founding Director and Chair of the Corporate Governance Committee in the 1.5 $ Billion (CDN) Privatization of Canada’s air traffic control system. Lynn has served on many Vancouver community Boards in fundraising and is past Chair of Crofton House School and a PATRON of SCIENCE WORLD B. C. He is currently a member of The Vancouver Police Foundation.

Neil J. Steenberg, Director

A practising lawyer for more than 30years, Mr. Steenberg has specialized in corporate finance, securities and mining law advising clients on structuring initial public offerings, private placements and other financings as well as mergers and acquisitions and mineral exploration and development agreements.

Completing his undergraduate degree (B.A. Hons.) in English Literature & History at Queen’s University in Kingston, Ontario, Canada, Mr. Steenberg went on to obtain a law degree (LLB.), also from Queen’s University. Complementing his corporate law practice Mr. Steenberg has 5 years management and operational experience working as in-house counsel and in senior management positions for a group of eight Canadian junior gold exploration and producing enterprises from 1985 to 1990.  He was formerly a Partner and chair of the national corporate finance and securities practice at Gowling Lafleur Henderson, LLP, one of the largest Canadian law firms, from 1994 to 2003.  Since November, 2003, Mr. Steenberg has operated a private business law and corporate finance boutique practice in downtown Toronto.

As well as being a board member of YGC Resources Inc., Mr. Steenberg is Secretary and a director of Conquest Resources Limited (TSX Venture Exchange - symbol CQR), and Secretary of Coniagas Resources Limited (TSX Venture Exchange - symbol CNY).; President and a director of Anglo Dominion Gold Exploration Limited and Secretary of St. Andrew Goldfields Ltd., Bachelor Lake Gold Mines Inc. and Quebec Sturgeon River Mines Limited.

Corporate Cease Trade Orders and Bankruptcies

No director, officer or promoter of YGC, or to the knowledge of management of YGC shareholders holding enough securities to materially affect the control of YGC is, or within the ten years prior to the date of this Circular has been, a director, officer or promoter of any issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

Other than as set out below, no director, officer or promoter of YGC or to the knowledge of management of YGC shareholders holding enough securities to materially affect the control of YGC has, within the 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian

42

securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

On December 8, 2003, Mr. Harris entered into a Settlement Agreement with the staff of the Alberta Securities Commission (the “Commission”) arising from the sale in June 2000, of 10,000 shares of Newport Petroleum Corporation (“Newport”), a reporting issuer of which Mr. Harris was at the time a director.  In the Agreement, Mr. Harris agreed that he made such sale while in possession of undisclosed material facts relating to Newport, and that he failed to file an Insider Report with respect to the sale.  Under the Agreement, Mr. Harris agreed to pay an administrative penalty of $25,000 and a contribution of $25,000 to the costs of the investigation.  Mr. Harris did not accept the Commission’s position that the facts justified a prohibition on his being a director or officer of a reporting issuer.  On December 9, 2003, the Commission ordered Mr. Harris to resign as a director or officer of any reporting issuer in which he then held such a position, and prohibited him from becoming or acting as a director or officer, or as a director and officer, of any reporting issuer for a period of six months from December 9, 2003.

Personal Bankruptcies

No director, officer or promoter of YGC or to the knowledge of management of YGC shareholders holding enough securities to materially affect the control of YGC has, within the ten years prior to the date of this Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

Directors of YGC are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which YGC may participate, the directors of YGC may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  YGC and its directors attempt to minimize such conflicts.  In the event that such a conflict of interest arises at a meeting of the directors of YGC, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases YGC will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, the directors of YGC are required to act honestly, in good faith and in the best interests of YGC.  In determining whether or not YGC will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to YGC, the degree of risk to which YGC may be exposed and its financial position at that time.  Other than as indicated, YGC has no other procedures or mechanisms to deal with conflicts of interest.

The following directors of YGC are presently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Director	Reporting Issuers
R.J. (Don) MacDonald	Romarco Minerals Inc. Geovic Mining Corp.
Neil Steenberg	Conquest Resources Limited Eurasia Gold Inc.
Iain Harris	Leading Brands, Inc. Network Health Inc.

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SHARE CAPITAL

Description of Share Capital

YGC is authorized to issue an unlimited number of common shares without par value.  As at the date of this Circular, YGC had 65,869,385 common shares issued and outstanding.

YGC Common Shares

All of the common shares of YGC are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up.  No common shares of YGC have been issued subject to call or assessment.  The common shares of YGC contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.  Provisions as to the modification, amendment or variation of such rights or provisions are contained in YGC’s Articles and Notice of Articles and the BCA.

Dividend Policy

Due to the stage of YGC’s business development, YGC has not paid dividends in the past and it has no present intention of paying dividends.  Future dividends, if any, will be determined by the directors.

ESCROWED SECURITIES

Set forth below are details of YGC’s securities held in escrow as at December 31, 2006:

Designation of Class	No. of Securities held in escrow	Percentage of Class
Common Shares	7,084,938	12.02%

The escrow agent is Pacific Corporate Trust Company (“PCTC”) of 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9.

Pursuant to an agreement dated February 22, 2005 between various shareholders of YGC, PCTC and YGC, 15,899,110 Shares (the “Escrow Shares”) were deposited in escrow with PCTC as escrow agent on the listing of YGC’s shares on the Exchange.  The Escrow Shares are released as follows:

On the date the Applicant’s shares were listed on the Toronto Stock Exchange (April 13, 2005)	1/10 of the Escrow Shares (released)
6 months after the listing date	1/6 of the Escrow Shares (released)
12 months after the listing date	1/5 of the Escrow Shares (released)
18 months after the listing date	1/4 of the Escrow Shares (released)
24 months after the listing date	1/3 of the Escrow Shares (released)
30 months after the listing date	1/2 of the Escrow Shares
36 months after the listing date	the remaining Escrow Shares

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of YGC as at December 31, 2006. The table should be read in conjunction with the consolidated financial statements of YGC for the fiscal year ended December 31, 2006, including the notes thereto and the auditor’s report thereon, attached as Appendix D to this Circular and

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management’s discussion and analysis of results of operations and financial condition set out earlier in this Appendix.

December 31, 2006
Common Shares	36,893,659
Common share purchase warrants	803,122
Contributed surplus	1,337,955
Retained earnings (deficit)	(9,206,694)
Total Capitalization	29,828,042

Long-term liabilities	6,563,191

PRIOR SALES

Prior Sales

The following table sets forth the date and consideration per share of all YGC Shares issued by YGC during the 12 months preceding April 12, 2007:

Date of Issuance	Description	Number of YGC Shares Issued	Price Per YGC Share	Total Consideration
April 12, 2006	Exercise of Warrants	50,000	$0.65	$32,500.00
April 18, 2006	Exercise of Warrants	90,000	$1.00	$90,000.00
April 26, 2006	Exercise of Warrants	279,893	$0.75	$209,919.75
April 26, 2006	Exercise of Warrants	90,107	$1.05	$94,612.35
April 26, 2006	Exercise of Warrants	10,000	$1.00	$10,000.00
May 8, 2006	Exercise of Agent’s Options	4,500	$0.65	$2,925.00
May 10, 2006	Exercise of Stock Options	100,000	$0.60	$60,000.00
May 10, 2006	Exercise of Warrants	357,142	$1.00	$357,142.00
May 10, 2006	Exercise of Warrants	383,225	$1.00	$383,225.00
May 10, 2006	Exercise of Warrants	2,250	$1.05	$2,362.50
May 10, 2006	Exercise of Warrants	1,250	$1.05	$1,312.50
May 10, 2006	Exercise of Agent’s Option	2,500	$0.75	$1,875.00
May 30, 2006	Private Placement	5,588,846	$1.50	$8,383,269.00
June 14, 2006	Private Placement	1,449,298	$1.50	$2,173,947.00
June 26, 2006	Exercise of Warrants	500,000	$1.00	$500,000.00
July 19, 2006	Exercise of Warrants	10,000	$1.00	$10,000.00
August 2, 2006	Exercise of Warrants	52,473	$0.65	$34,107.45
August 29, 2006	Exercise of Warrants	6,913	$1.05	$7,258.65
August 29, 2006	Exercise of Warrants	14,872	$1.05	$15,615.60
September 7, 2006	Exercise of Warrants	500,000	$1.00	$500,000.00
September 7, 2006	Exercise of Agent’s Options	50,000	$0.65	$32,500.00
September 8, 2006	Exercise of Agent’s Options	30,000	$0.65	$19,500.00
September 8, 2006	Exercise of Warrants	165,203	$1.05	$173,463.15
September 8, 2006	Exercise of Warrants	42,143	$1.05	$44,250.15
September 27, 2006	Exercise of Warrants	139,946	$1.05	$146,943.30
October 3, 2006	Exercise of Warrants	14,285	$1.00	$14,285.00

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Date of Issuance	Description	Number of YGC Shares Issued	Price Per YGC Share		Total Consideration
October 5, 2006	Exercise of Stock Options	30,000	$0.60		$18,000.00
October 5, 2006	Private Placement(1)	30,000	$0.10		$3,000.00
October 13, 2006	Exercise of Warrants	5,775	$1.55		$8,951.25
October 27, 2006	Exercise of Warrants	12,500	$1.00		$12,500.00
October 27, 2006	Exercise of Warrants	12,500	$1.00		$12,500.00
November 6, 2006	Exercise of Agent’s Options	216,964	$0.65		$141,026.60
November 6, 2006	Exercise of Warrants	1,143	$0.75		$857.25
November 14, 2006	Exercise of Warrants	25,000	$1.05		$26,250.00
November 16, 2006	Exercise of Agent’s Options	60,841	$0.75		$45,630.75
November 20, 2006	Exercise of Warrants	7,500	$1.00		$7,500.00
November 21, 2006	Exercise of Warrants	9,625	$1.55		$14,918.75
November 23, 2006	Exercise of Warrants	5,000	$1.00		$5,000.00
November 28, 2006	Exercise of Warrants	92,500	$1.55		$143,375.00
November 30, 2006	Exercise of Warrants	4,083	$1.55		$6,328.65
December 5, 2006	Exercise of Stock Options	10,000	$1.06		$10,600.00
December 13, 2006	Exercise of Stock Options	10,000	$1.06		$10,600.00
December 13, 2006	Exercise of Stock Options	20,000	$0.82		$16,400.00
December 13, 2006	Exercise of Stock Options	10,000	$0.82		$8,200.00
December 20, 2006	Exercise of Warrants	571	$1.05		$599.55
December 21, 2006	Private Placement	900,000	$2.50		$2,250,000.00
January 2, 2007	Exercise of Agent’s Options	25,000	$0.65		$16,250.00
January 3, 2007	Exercise of Stock Options	500,000	$0.60		$300,000.00
January 3, 2007	Exercise of Warrants	100,000	$1.55		$155,000.00
January 3, 2007	Exercise of Warrants	38,736	$1.05		$40,672.80
January 3, 2007	Exercise of Warrants	10,000	$1.00		$10,000.00
January 4, 2007	Exercise of Stock Options	3,000	$0.60		$1,800.00
January 5, 2007	Exercise of Agent’s Options	75,000	$0.65		$48,750.00
January 10, 2007	Exercise of Warrants	37,500	$1.00		$37,500.00
January 19, 2007	Exercise of Warrants	10,000	$1.00		$10,000.00
February 5, 2007	Exercise of Warrants	6,250	$1.00		$6,250.00
February 8, 2007	Exercise of Warrants	1,000,000	$1.00		$1,000,000.00
February 21, 2007	Exercise of Stock Option	10,000	$0.60		$6,000.00
March 13,2007	Exercise of Agent’s Option	4,500	$0.65		$2,250.00
March 15, 2007	Exercise of Warrants	312,500	$1.00		$312,000.00
March 23,2007	Exercise of Warrants	1,875,000	$1.00		$1,875,000.00
March 23, 2007	Exercise of Warrants	208,333	$1.00		$208,333.00
March 23, 2007	Exercise of Warrants	19,500	$1.00		$19,500.00
March 30, 2007	Exercise of Warrants	37,500	$1.00		$37,500.00
March 30, 2007	Exercise of Warrants	5,000	$1.00		$5,000.00
March 30, 2007	Exercise of Warrants	37,500	$1.05		$39,375.00
March 30, 2007	Exercise of Warrants	40,000	$1.05		$42,000.00
April 2, 2007	Property Acquisition	5,000	$1.65	(2)	$0.00
April 9, 2007	Exercise of Warrants	127,482	$1.05		$133,856.10
April 9, 2007	Exercise of Warrants	25,000	$1.00		$25,000.00

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Date of Issuance	Description	Number of YGC Shares Issued	Price Per YGC Share	Total Consideration
April 2, 2007	Exercise of Warrants	2,250	$0.65	$1,462.50
April 10, 2007	Exercise of Warrants	166,666	$1.00	$166,666.00
April 12, 2007	Exercise of Warrants	25,000	$1.00	$25,000.00
April 12, 2007	Exercise of Warrants	25,000	$1.00	$25,000.00
April 12, 2007	Exercise of Warrants	208,333	$1.00	$208,333.00
April 12, 2007	Exercise of Warrants	416,666	$1.00	$416,666.00
April 12, 2007	Exercise of Warrants	937,500	$1.00	$937,500.00
April 12, 2007	Exercise of Warrants	625,000	$1.00	$625,000.00
		18,318,064		$22,780,915.60

(1)             The funds were received in April 2004.

(2)             Deemed price.

Stock Exchange Trading

The following table sets forth the particulars of the trading of the YGC shares on the TSX for the periods indicated:

	Price Range
	High ($)	Low ($)	Trading Volume
April 1, 2007 to April 12, 2007	$1.70	$1.60	1,753,700
March 1, 2007 to March 31, 2007	$2.05	$1.53	3,119,200
February 1, 2007 to February 28, 2007	$2.63	$1.80	3,460,500
January 1, 2007 to January 31, 2007	$3.00	$1.75	3,351,500
For the quarter ended December 31, 2006	$2.80	$1.50	6,546,300
For the quarter ended September 30, 2006	$1.67	$0.94	5,929,500
For the quarter ended June 30, 2006	$1.90	$0.85	5,923,300
For the quarter ended March 31, 2006	$1.40	$0.70	6,846,900
For the quarter ended December 31, 2005	$0.80	$0.52	864,200
For the quarter ended September 30, 2005	$0.80	$0.49	1,137,600
For the quarter ended June 30, 2005(1)	$1.00	$0.41	1,333,200

(1)             Commenced trading on the TSX on April 13, 2005.

PRINCIPAL HOLDERS OF SECURITIES

As of the date of this Circular, YGC had a total of 65,869,385 YGC Shares issued and outstanding.  To the knowledge of YGC, no person beneficially owns, directly or indirectly, more than ten percent of the issued and outstanding YGC Shares.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)             the chief executive officer (the “YGC CEO”) of YGC or any person that acted in a similar capacity during the most recently completed fiscal year;

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(b)            the chief financial officer (the “YGC CFO”) of YGC or any person that acted in a similar capacity during the most recently completed fiscal year

(c)             each of YGC’s three most highly compensated executive officers, other than the YGC CEO and the YGC CFO who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)            any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of YGC at the end of the most recently completed financial year.

As at December 31, 2006, the end of the most recently completed fiscal year of YGC, YGC had two Named Executive Officers, Graham Dickson, YGC’s CEO and Christopher Oxner, YGC’s CFO.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers, during YGC’s most recently completed fiscal year.

			Annual Compensation					Long Term Compensation
								Awards		Payouts
NEO Name and Principal Position	Year(1)		Salary ($)		Bonus ($)	Other Annual Compen- sation ($)		Securities Under Options/ SARs granted (#)	Shares or Units subject to Resale Restrictions ($)	LTIP payouts ($)	All Other Compen- sation ($)
Graham Dickson,	2004		Nil		Nil	$272,023		Nil	Nil	Nil	Nil
President and	2005		Nil		Nil	$155,429	(5)	500,000	Nil	Nil	Nil
CEO(5)	2006		Nil		Nil	$179,174	(5)	0	Nil	Nil	Nil
Christopher	2004		N/A		N/A	Nil		N/A	N/A	N/A	Nil
Oxner	2005		$43,749	(4)	Nil	Nil		150,000	Nil	Nil	Nil
CFO(2)	2006		$96,718		Nil	Nil		0	Nil	Nil	Nil
Timothy Wright,	2004		Nil		Nil	$17,819		Nil	Nil	Nil	Nil
CFO	2005	(3)	Nil		Nil	$37,450		Nil	Nil	Nil	Nil

NOTES:

(1)             January 1 to December 31.

(2)             Appointed Chief Financial Officer July 7, 2005.

(3)             Chief Financial Officer until March 23, 2005

(4)             This amount includes $6,667 which was paid to Mr. Oxner as controller of YGC, prior to being appointed YGC’s Chief Financial Officer.

(5)             Compensation in accordance with Contract with Celec Inc.

No officers or employees of YGC other than the Named Executive Officers received individual compensation in excess of $150,000 for services in such capacities during the most recently completed fiscal year ended December 31, 2006.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

Long term incentive plan awards (“LTIP”) means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of YGC or an affiliate, or the price of YGC shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. YGC has not granted any LTIP’s during the fiscal year ended December 31, 2006.

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Options/SARs Granted During the Most Recently Completed Fiscal Year

Stock appreciation rights (“SAR’s”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of YGC’S shares. No SAR’s were granted to or exercised by the Named Executive Officers or directors of YGC during the fiscal year ended December 31, 2006.

YGC did not grant stock options to the Named Executive Officers of YGC during the fiscal year ended December 31, 2006.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

Named Executive Officer Name	Securities Acquired on Exercise	Aggregate Value Realized $(1)	Unexercised Option/SARs at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money(2) Options/SARs at Fiscal Year-End ($) Exercisable/ Unexercisable
Graham Dickson	Nil	N/A	500,000/0	$1,065,000/0
Christopher Oxner	30,000	$33,000	120,000/0	$255,600/$0

(1)             “Aggregate Value Realized” means the excess of the market value at exercise.

(2)             “In-the-money” means the excess of the market value of the common shares of YGC on December 29, 2006 ($2.73), being the last day that YGC’s stock traded prior to December 31, 2006 over the base price of the options.

Pension Plans

YGC does not generally provide retirement benefits for directors or officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as set out below, there is no employment contract between YGC or any of its subsidiaries and a Named Executive Officer.  There is no compensatory plan or arrangement, including payments to be received from YGC or any of its subsidiaries, with respect to the Named Executive Officers.

By agreement made as of June 1, 2006 between YGC and Celec Inc. (“Celec”), Celec agreed to provide:

(a)                                  the services of Graham C. Dickson as President and Chief Executive Officer of YGC and provide geological and metallurgical services to YGC and

(b)                                 to provide management and administrative services to YGC

for an initial term of two years at a remuneration of $15,000 per month, exclusive of GST, subject to an annual increase equal to the annual percentage increase in the Consumer Price Index published by Statistics Canada for Vancouver, including the reimbursement of all reasonable expenses incurred by Celec.

Compensation Committee Disclosure

YGC has a compensation committee of which the current members are E. Lynn Patterson, Neil J.F. Steenberg and John R.W. Fox.  Each member of this committee is an independent director.  The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation practices of the executive officers of YGC.  Specifically, this committee has been empowered to evaluate the performance of the President of

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YGC and to recommend to the Board of Directors the compensation level of the President; to review the compensation levels of the executive officers of YGC and to report thereon to the Board of Directors; to conduct such surveys and studies as the committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of YGC; to review management’s administration of these plans to review management’s strategy for succession planning and to consider any other matters which, in the committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of YGC’s executive officers.

Report on Executive Compensation

The Compensation Committee meets as required, but at least four times per year.  The Committee reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of YGC’s human resources.  In addition, the Committee has the specific mandate to review and approve executive compensation.  In carrying out its mandate, the Committee assesses on an annual basis the performance of the Chief Executive Officer against established objectives.  It also reviews performance reports submitted for other executive officers.

Compensation Philosophy and Process

The Compensation Committee reviews the executive total compensation package (base pay, incentive pay, benefits perquisites) annually and makes a recommendation to the Board and evaluates the President’s performance and recommend approval of the consolidated appraisal statement to the Board.

Chief Executive Officer Compensation Summary

For the period ended December 31, 2006, the Chief Executive Officer was compensated in the amount of $179,174.

Performance Graph

The following graph compares the cumulative total shareholder return for $100 invested in Common Shares of YGC on April 13, 2005 against the cumulative total shareholder return of $100 invested in the S&P/TSX Composite Index from April 13, 2005 to (a) December 31, 2006 and (b) April 17, 2007. The starting point of April 13, 2005 is used as YGC began trading on the TSX on this date and had no trading history for the five years prior to this date.

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Compensation of Directors

Each Director of YGC is paid $400 for each meeting of directors attended.  Each director who is a member of the Compensation or Corporate Governance Committees and is not an executive officer receives $200 for each committee meeting attended.  Each director who is a member of the Audit Committee and not an executive officer receives $400 for each Audit Committee meeting attended.

During the Financial Period, no compensation was paid or is payable by YGC to the directors of YGC, other than the Chief Executive Officer (the “Other Directors”), or YGC’s subsidiaries, if any, for their services:

(a)                                  in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)                                 as consultants or experts

except as set forth below and as otherwise herein disclosed:

YGC has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options.  No stock options were granted to the Other Directors during the financial year ended December 31, 2006.  During the Financial Period the Other Directors, as a group, exercised incentive stock options to purchase common shares of YGC as follows:

Securities Acquired on Exercise	Aggregate Net ValueRealized(1)
15,000	$4,250

(1)             “Aggregate Value Realized” means the excess of the market value at exercise over the exercise price at the date of exercise.

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OPTIONS TO PURCHASE SECURITIES

Stock Options

YGC has a stock option plan (the “Plan”) to encourage ownership of YGC Shares by directors, senior officers, employees and consultants of YGC and to provide management with non-monetary incentives.

The following is a summary of the terms of the Plan.

Description of Stock Option Plan

The only equity compensation plan which YGC has in place is the Evergreen Incentive Stock Option Plan (the “Plan”) which was approved by the shareholders on May 19, 2005.  The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in YGC and thereby encourage their continuing association with YGC.  The Plan is administered by the directors of YGC.  The Plan provides that options will be issued to directors, officers, employees and consultants of YGC or a subsidiary of YGC.  The Plan provides that the number of common shares issuable under the Plan, together with all of YGC’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares.

The following is a summary of the stock options outstanding as at December 31, 2006 by the following categories:

Optionees	YGC Shares Under Option	Exercise Price	Market Value on Date of Grant		Expiry Date
Executive officers of	750,000	$0.60	N/A	(1)	April 14, 2010
YGC (3 persons)	120,000	$0.60	$0.53		October 1, 2010
Directors of YGC (other	490,000	$0.60	N/A	(1)	April 14, 2010
than executive	995,000	$0.60	$0.53		October 1, 2010
officers) (6 persons)
Employees of YGC and	40,000	$0.82	$0.82		January 26, 2011
of the Subsidiaries	55,000	$2.25	$2.30		December 12, 2011
Consultants (11	150,000	$0.60	N/A	(1)	April 14, 2010
persons/companies)	450,000	$0.60	$0.43		May 17, 2010
	330,000	$0.82	$0.82		January 26, 2011
	85,000	$1.06	$1.06		March 28, 2011
	10,000	$1.71	$1.66		November 10, 2011
	50,000	$2.25	$2.30		December 12, 2011
TOTAL	3,525,000

(1)             The shares of YGC commenced trading on the TSX on April 19, 2005.

Warrants

The following is a summary of the warrants outstanding of YGC as at December 31, 2006:

	Expiry date	Exercise price	Number Outstanding
Shareholder warrants	Jan31,07	$2.40	20,000
Shareholder warrants	Apr13,07	$1.00	5,724,084
Shareholder warrants	Jul29,07	$1.00	2,405,001
Shareholder warrants	Aug26,07	$1.00	466,000
Broker warrants	Apr13,07	$1.05	193,720
Broker warrants	Jul29,07	$1.05	31,522
			8,840,327

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Long-Term Debt

YGC has no long term debt.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the end of the fiscal year ended December 31, 2006, the number of securities authorized for issuance under the Plan which was approved by the shareholders of YGC on May 19, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,525,000	$0.69	3,525,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	3,525,000	$0.69	3,525,000

RISK FACTORS

YGC’s ability to generate revenue and profit from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors including, without limitation, the following:

Precious Metal Price Fluctuations

The profitability of YGC’s proposed operations will be dependent in part upon the market price of precious metals.  The price of such metals or interests related thereto has fluctuated widely and is affected by numerous factors beyond the control of YGC.  These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in YGC not receiving an adequate return on invested capital or an investment retaining its value.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which YGC has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production

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of precious metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  YGC presently carries a limited amount of liability insurance, and may become subject to liability for pollution, cave-ins or other hazards, and the payment of such liabilities may have a material adverse effect on YGC’s financial position.

Exploration and Development

Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that YGC’s continuing mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The long-term profitability of YGC’s operations will be in part directly related to the cost and success of its exploration and development programs, which may be adversely affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to evaluate metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond YGC’s control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves, Resources and Metal Recoveries

There is a degree of uncertainty attributable to the calculation of reserves and resources and corresponding grades being mined or dedicated to future production.  Until reserves or resources are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only.  In addition, the quantity of reserves and resources may vary depending on metal prices.  Any material change in quantity of reserves, resources, grade, stripping ratio, or metallurgical recoveries may effect the economic viability of YGC’s properties.  In addition, there can be no assurance that metallurgical recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Title to Assets

Although YGC has taken steps to verify title to mineral properties in which it has an interest, in a manner consistent with industry practice for the current stage of its evaluation of such properties, there is no guarantee that title to such properties will not be challenged or impugned.  YGC has not conducted surveys of some of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt.  YGC’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Issuance of Debt

From time to time YGC may enter into transactions to acquire assets or the shares of other corporations.  These transactions may be financed partially or wholly with debt, which may increase YGC’s debt levels above industry standards.  YGC’s articles do not limit the amount of indebtedness that YGC may incur.  The level of YGC’s indebtedness from time to time could impair YGC’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

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Dilution

YGC is a development stage mining company.  As such, in order to finance its working capital needs, as well as to raise equity for the development of its projects, it may enter into commitments in the future which would require the issuance of additional shares, options, warrants and convertible debt.  These commitments must comply with applicable securities laws and may require the approval of the securities regulatory bodies, and in some cases, the shareholders of YGC.

Regulatory and environmental matters

The following is necessarily brief and must not be taken to constitute a complete discussion of the various statutes, rules and governmental orders to which YGC’s operations may be subject.  YGC’s existing properties are located in Canada and the United States, and are subject to extensive federal, provincial and local governmental regulations in these countries.  These regulations may be revised or expanded at any time.  A broad number of matters are subject to regulation.  Generally, compliance with these regulations requires YGC to obtain permits issued by federal, provincial and local regulatory agencies.  Certain permits require periodic renewal or review of their conditions.  It is impossible to predict whether it will be possible to obtain or renew such permits or whether material changes in permit conditions will be imposed.  The inability to obtain or renew permits or the imposition of additional conditions could have a material adverse effect on YGC’s ability to develop and operate its properties.

Environmental laws and regulations to which YGC is subject as it progresses from the development stage to the production stage give rise to additional concerns and requirements.  Failure to comply with applicable laws, regulations and permits can result in injunctive actions, suits for damages, and civil and criminal penalties.  The laws and regulations applicable to YGC’s activities change frequently and it is not possible to predict the potential impact on YGC from any such future changes.

Operations at YGC’s South Zone Property will be subject to the regulatory jurisdiction of the Mine Safety and Health Administration, an agency of the United States Department of Labor.  Because YGC is currently in the development stage, it is not possible to predict the impact of these regulations on its proposed operations.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of YGC or any of its subsidiaries has been indebted to YGC (other than routine indebtedness) as at the end of the most recently completed financial year, or as of the date hereof.

MANAGEMENT CONTRACTS

By agreement made as of June 1, 2006 between YGC and Celec Inc. (“Celec”), Celec agreed to provide:

(a)                                  the services of Graham C. Dickson as President and Chief Executive Officer of YGC and provide geological and metallurgical services to YGC and

(b)                                 to provide management and administrative services to YGC

for an initial term of two years at a remuneration of $15,000 per month, exclusive of GST, subject to an annual increase equal to the annual percentage increase in the Consumer Price Index published by Statistics Canada for Vancouver, including the reimbursement of all reasonable expenses incurred by Celec.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below, no director, officer or promoter of YGC, or to the knowledge of management of YGC shareholders holding enough securities to materially affect the control of YGC has had, within the three years prior

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to the date of this Circular, any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect YGC or any of its subsidiaries.

DIVIDEND RECORD AND POLICY

To date YGC has not paid any dividends on its common shares.  Any decision to pay dividends on the common shares in the future will be made by the board of directors on the basis of earnings, financial requirements and other conditions existing at the time.  Currently, the board of directors of YGC does not intend to pay any dividends.

MATERIAL CONTRACTS

The following summarizes the material contracts, other than contracts entered into in the ordinary course of business that were entered into within the two years before the date of the Bookleet, by YGC or a subsidiary of YGC.

1.             Incentive Stock Option Plan (the “Plan”) authorizing the reservation of no more than 6,318,548 shares for issuance under the Plan.

2.             Pursuant to a Consulting Agreement effective June 1, 2006 with Celec Inc. (“Celec”), YGC retained Celec to provide the personal services of Graham C. Dickson as the President and as consultant to YGC for a period of two years for an annual payment of $180,000.

3.             Pursuant to Stock Option Certificates dated April 14, 2005, October 1, 2005 and January 5, 2007 YGC granted options to Directors and Senior Officers.

4.             Pursuant to a Combination Agreement dated March 16, 2007 between YGC and Queenstake Resources Ltd.

Copies of these agreements may be inspected during regular business hours at the head office of YGC.

AUDITORS, TRANSFER AGENT AND REGISTRARS

KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3, are the auditors of YGC.

The Registrar and Transfer Agent for YGC is:

Pacific Corporate Trust Company 2nd Floor, 510 Burrard Street Vancouver, B.C., V6C 3B9	Pacific Corporate Services Limited 100 University Ave, 11th Floor Toronto, ON M5J 2Y1

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices, (“NI 58-101”) YGC is required to disclose, on an annual basis, its approach to corporate governance.  YGC’s corporate governance practices comply with the applicable guidelines.  A description of YGC’s corporate governance practices is set out below:

YGC has adopted a Corporate Governance Policy Manual, the complete text of which is available at YGC’s web site at www.ygcr.ca.

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Board of Directors

(a)          Disclose the identity of directors who are independent.

YGC’s Board of Directors is currently comprised of seven directors, of which six directors, E. Lynn Patterson, Robert E. Chafee, John R.W. Fox, Peter M. Holbek, R.J. (Don) MacDonald and Neil J.F. Steenberg, have been determined by the Board to be independent as defined in NI 58-101.

(b)                               Disclose the identity of directors who are not independent and describe the basis for that determination.

Graham C. Dickson is not independent by virtue of being an executive officer of YGC as defined in Multilateral Instrument 52-110 (“MI 52-110”).

(c)                                Disclose whether not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

As set out above, the Board considers that a majority of the directors are independent according to the definition of “independence” set out in MI 52-110.

(d)                               If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of YGC are presently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Director	Reporting Issuers
R.J. (Don) MacDonald	Romarco Minerals Inc. Geovic Mining Corp.
Neil Steenberg	Conquest Resources Limited Eurasia Gold Inc.
Iain Harris	Leading Brands, Inc. Network Health Inc.

(e)                                Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

YGC’s Corporate Governance Manual provides for in-camera meetings of independent directors.

(f)                                   Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

E. Lynn Patterson, the Chair of the Board, is an independent director who presides as such at board meetings.  Mr. Patterson’s role and responsibilities include: (i) ensuring that the boundaries between, and the respective responsibilities of, the Board and management are understood and respected; (ii) adopting procedures to ensure efficient and effective Board operation, including the scheduling of Board meetings, meetings and meetings of Board committees; (iii) setting the agenda of the Board and presiding over Board meetings; and (iv) communicating with management so that it is aware of concerns of the Board and shareholders.

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(g)                               Disclose the attendance record of each director for all board meetings held since the beginning of YGC’s most recently completed financial year.

Since the beginning of the fiscal year that commenced January 1, 2006, until December 31, 2006, the Board of Directors held 13 meetings attended by directors as follows:

Name	Jan 25	Mar 13	Apr 13	May 2	May 29	Jun 14	Jun 15	Jul 10	Aug 11	Oct 30	Nov 10	Dec 12	Dec 21
Graham Dickson	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
E. Lynn Patterson	Ö	Ö	Ö	Ö		Ö	Ö	Ö	Ö	Ö	Ö	Ö
Neil Steenberg	Ö	Ö	Ö			Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Robert E. Chafee	Ö	Ö					Ö	Ö	Ö	Ö	Ö	Ö	Ö
John Fox		Ö		Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö		Ö
Peter M. Holbek	Ö		Ö	Ö	Ö	Ö	Ö	Ö		Ö	Ö		Ö
R.J. MacDonald		Ö	Ö		Ö	Ö	Ö	Ö			Ö	Ö	Ö

Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors has a comprehensive “terms of reference” which is contained in Appendix B of YGC’s Corporate Governance Manual. The entire Corporate Governance Manual is available for viewing at YGC’s website at www.ygcr.ca.

Position Description

(a)                               Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

YGC has a written description for the Chair. The “terms of reference” for the Chair are as set out in Appendix D of the Corporate Governance Manual. .

(b)                               Disclose whether or not the board and the CEO have developed a written description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities.

The “terms of reference” for the President and CEO are described in Appendix K of the Corporate Governance Manual.

Orientation and Continuing Education

(a)          Briefly describe what measures the board takes to orient new directors regarding

(i)                                  the role of the board, its committees and its directors

YGC’s comprehensive Corporate Governance Manual provides a clear description of the role of the Board, its committees and its directors.

(ii)                              the nature and operation of YGC’s business.

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The continuous involvement of the Board in the strategic planning and review of the business operations for YGC provides the opportunity to orient new directors regarding the nature and operations of YGC’s business.

(b)                               Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporate Governance Committee has overall responsibility for establishing continuing education programs for the Board as a whole.  Certain directors have and will be taking such opportunities.

Ethical Business Conduct

(a)                               Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)                                  disclose how a person or company can obtain a copy of the code;

(ii)                              describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)                          provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

YGC has, as contained in Appendix M of the Corporate Governance Manual, a comprehensive code of conduct and conflict of interest guidelines for Directors and Officers, including disclosure requirements.

(b)                               Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest.  In addition, the director must excuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

(c)                                Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Appendices B, C and M of the Corporate Governance Manual clearly lay out the expectations of Director conduct.

Nomination of Directors

It is the responsibility of the Corporate Governance Committee to annually review the composition of the Board of Directors and make recommendations to the Board of Directors regarding any perceived necessary changes in the composition of the Board of Directors. The process is detailed in Appendices A and L of YGC’s Corporate Governance Manual.

Compensation

Board and Board Committee compensation is determined by the Corporate Governance Committee and approved by the Board as a whole. Compensation for the executive of YGC is determined by the Human Resources & Compensation Committee as delegated to it by the Board.

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Other Board Committees

The Board of Directors has formally appointed the following committees:

(1)           Audit Committee — which has the responsibility for reviewing the financial statements of the Corporation before such financial statements are approved by the Board of Directors and which has the general responsibility for reviewing the financial and internal controls, the accounting, audit and reporting activities of the Corporation, for reviewing annually the qualifications and objectivity of YGC’s auditors, for making recommendations to the Board of Directors, in the case of any vacancy in the office of auditor as to the selection of YGC’s auditors and their fees, for reviewing the scope, results and findings of YGC’s auditor’s audit and non-audit services, and for reviewing annually the status of significant current and potential legal matters.

(2)           Corporate Governance Committee — which is responsible for matters of corporate governance generally including providing a list or nominees to the Board of Directors in respect of the appointment, re-appointment or replacement of Directors.

(3)           Human Resources and Compensation Committee — which provides oversight in ensuring a high quality of leadership and an employee relations strategy that provides for ongoing flexibility and productivity throughout YGC.  The Committee ensures that the human resources plans and programs are designed to establish a challenging, productive and pleasant workplace for YGC’s employees, treating them with fairness, offering them competitive salaries and benefits and otherwise reflect YGC’s human resources values and principles.

YGC has no other committees in place at this time.

Assessments

Board and committee evaluations occur on a formal basis every two years.  In years where there is no formal process, the onus for evaluations will lie with the committees to ensure their self-assessments are carried out and subsequently shared with the Corporate Governance Committee and the Board. Appendix J of the Corporate Governance Manual details the process for the Board, Chair and Committees.

CHARTER OF THE AUDIT COMMITTEE

This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of YGC.

Purpose

The purpose of the audit committee (the “Committee”) is to: (a) assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of YGC; and (c) be responsible for external and internal audit processes.

Composition and Membership

The Board will appoint the members (“Members”) of the Committee after the annual general meeting of shareholders of YGC.  The Members will be appointed to hold office until the next annual general meeting of shareholders of YGC or until their successors are appointed.  The Board may remove a Member at any time and may fill any vacancy occurring on the Committee.  A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director.

The Committee will consist of three directors that meet the criteria for independence and financial literacy established by applicable laws and the rules of the stock exchange upon which YGC’s securities are listed, including

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Multilateral Instrument 52-110 - Audit Committees.  In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

The Board will appoint one of the Members to act as the Chairman of the Committee.  The secretary of YGC (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee.  In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

Meetings

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year.  Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting.  Members may attend all meetings either in person or by conference call.

At the request of the external auditors of YGC, the Chief Executive Officer or the Chief Financial Officer of YGC or any member of the Committee, the Chairman will convene a meeting of the Committee.  Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

The Chairman, if present, will act as the Chairman of meetings of the Committee.  If the Chairman is not present at a meeting of the Committee, then the Members present may select one their number to act as Chairman of the meeting.

A majority of Members will constitute a quorum for a meeting of the Committee.  Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority.  The Chairman will not have a deciding or casting vote in the case of an equality of votes.  Powers of the Committee may also be exercised by written resolution signed by all Members.

The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee.

In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.  The Committee may require officers and employees of YGC to produce such information and reports as the Committee may deem appropriate in order to fulfil its duties.

Duties and Responsibilities

Subject to the powers and duties of the Board of Directors, the duties and responsibilities of the Committee are as follows:

A.                                   The Audit Committee shall review and recommend updates to its terms of reference to the Corporate Governance Committee of the Board of Directors annually.

B.                                     The Audit Committee shall meet not less often than four times per year.

C.                                     The Audit Committee shall have responsibility for:

i.                                          reviewing the financial statements of YGC and if appropriate recommending the approval of such financial statements by the Board of Directors;

ii.                                       reviewing the internal financial and accounting, audit and reporting systems controls of YGC;

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iii.                                    reviewing the independence, qualifications and objectivity of YGC’s auditors, and making recommendations to the board of directors in the ease of vacancy of an auditor, as to the selection of YGC’s auditors;

iv.                                   reviewing and recommending auditors’ remuneration;

v.                                      reviewing the scope, results and findings of YGC’s auditors, audit and non-audit services; and

vi.                                   reviewing annually the status of significant current and potential legal matters.

D.                                    The Audit Committee shall ensure that effective lines of communication are maintained with the external auditor, internal auditors, financial management and the board of directors.

E.                                      The Audit Committee shall review with the auditors of YGC the relationships existing between them and the management of YGC to ensure an effective liaison in the coordination of audit effort regarding completeness of coverage, avoidance of redundant efforts and the effective use of audit resources.

F.                                      The Audit Committee shall review, discuss and consider with the auditors their approach to risk assessment, scope and plan of their audits. The review may include:

i.                                          an annual assessment of areas of greatest risk to YGC and steps taken to address those risks;

ii.                                       the annual assessment of YGC’s insurance coverage, including the adequacy and cost thereof;

iii.                                    the annual audit plan and overall audit universe;

iv.                                   changes made from time to time in the audit universe and reasons therefor;

v.                                      methods employed by management of YGC to assess risk and to prioritize the various audit proposals identified in the annual plan as well as unscheduled audit proposals: and

vi.                                   any unusual occurrence affecting the management which may preclude the completion of the audit plan.

G.                                     The Audit Committee shall consider and review with the auditors and management of YGC:

i.                                          the adequacy of YGC’s internal financial controls;

ii.                                       recommendations for the improvement of YGC’s accounting procedures and internal financial controls; and

iii.                                    any related significant findings and recommendations together with management’s responses thereto.

H.                                    The Audit Committee shall review the annual consolidated financial statements which are to he submitted to the board of directors including management’s discussion and analysis, if any, contained therein, or in any other relevant documentation. The review, may include:

i.                                          reports from the auditors as to the results of their examination to date and advise them of any problems regarding financial reporting in the annual report of YGC, including any disagreements that may have arisen between the auditors and management in any area:

ii.                                       meeting(s) with management of YGC who shall outline any problems as to financial policies, financial reporting or matters relating to internal control and any matters in contention with or under consideration by the auditors or management of YGC;

62

iii.                                    the appropriateness of existing accounting principles being employed and any change in accounting policy or practice which the auditors may refer to in their audit report;

iv.                                   any proposed changes in financial statement presentation or footnote the auditors may recommend: and

v.                                      other matters related to the conduct of the audit which are to be communicated to the Audit Committee under generally accepted auditing standards.

I.                                         The Audit Committee shall review with management of YGC and the auditors quarterly interim financial statements and if appropriate recommend approval of such quarterly statements to the board of directors.

J.                                        The Audit Committee shall consider and review with management:

i.                                          any difficulties encountered in the course of the audits conducted by the auditors, including any changes to or restrictions on the scope of their work or access to required information;

ii.                                       the internal auditing department budget and staffing and

iii.                                    the internal auditing department charter including the internal audit plan.

K.                                    The Audit Committee shall review legal, regulatory and social matters that may have a material impact on the financial statements, related YGC compliance policies and programs and reports prepared to manage and monitor YGC compliance policies. The Audit Committee shall receive reports concerning YGC’s environmental management program on a quarterly basis, and review ongoing environmental compliance Issues.

L.                                      The Audit Committee shall confirm and assure the independence of the auditors, including a review of management consulting services and related fees provided by the auditors.

M.                                 The Audit Committee shall meet with management and the auditors in separate executive sessions to discuss any matters that the Audit Committee or these groups believe should be discussed privately with the Audit Committee.

N.                                    The Audit Committee shall have the power to conduct or authorize investigations into any matters within the Audit Committee’s scope of responsibilities. The Audit Committee shall be empowered to retain independent counsel, accountants, or others to assist it in the conduct of any investigation.

O.                                    The Audit Committee shall perform such other functions as assigned by law or the board of directors, and may review other items of an internal control or risk management nature which may from time to time he brought before the Audit Committee.

P.                                      The Audit Committee shall conduct a self-assessment at least annually, and discuss the results with the board of directors.

WHISTLEBLOWER POLICY

YGC’s whistleblowing policy is posted on its website at https://www.openboard.info/ygc/index.cfm

LEGAL PROCEEDINGS

YGC and its subsidiaries are not a party to any legal proceedings the outcome of which could have a material adverse effect on YGC.

63

ADDITIONAL INFORMATION

Additional information relating to YGC is available on the internet on SEDAR at www.sedar.com.  YGC Shareholders may contact YGC to request copies of YGC’s financial statements and management discussion and analysis by sending a written request to YGC at 540-688 West Hastings Street, Vancouver, British Columbia, V6B 1P1, attention: Nicole Sanaches. Financial information is provided in YGC’s comparative financial statements and management discussion and analysis for the financial year ended December 31, 2006.

64

APPENDIX D

FINANCIAL STATEMENTS OF YGC

Consolidated Financial Statements of

YGC  RESOURCES  LTD.

Year ended December 31, 2006

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of YGC Resources Ltd. (“the Company”) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by external auditors, KPMG LLP, in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Audit Committee.

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of YGC Resources Ltd. as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and for the year then ended, prior to the restatement for future income taxes on the acquisition of a subsidiary as described in note 7, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 28, 2006.  We have examined the adjustments that were applied to restate the 2005 consolidated financial statements and in our opinion, such adjustments have been properly applied.

Chartered Accountants

Vancouver, Canada

March 9, 2007, except as to note 13(a)
which is as of March 16, 2007 and
note 13(b) which is as of March 26, 2007

YGC RESOURCES LTD.

Consolidated Balance Sheet

December 31, 2006, with comparative figures for 2005

	2006	2005
		(Restated
		- note 7)
Assets

Current assets:
Cash	$5,059,690	$48,134
Short-term investments	1,196,241	5,304,955
Accounts receivable and prepaid expenses	699,738	543,349
	6,955,669	5,896,438
Restricted funds (note 3)	150,000	150,000

Cash and short term investments held for future exploration (note 3)	8,983,631	2,652,144

Property, plant and equipment (note 4)	629,298	376,390

Mineral properties (note 5)	20,470,237	12,687,002
	$37,188,835	$21,761,974
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$784,328	$457,047
Due to related parties (note 6)	13,274	9,780
	797,602	466,827
Future income taxes (note 7)	4,345,891	1,992,168

Asset retirement obligations (note 8)	2,217,300	2,053,300
	7,360,793	4,512,295
Shareholders’ equity:
Share capital (note 9)	36,893,659	23,017,879
Warrants (note 9)	803,122	985,084
Contributed surplus (note 9)	1,337,955	1,103,998
Deficit	(9,206,694)	(7,857,282)
	29,828,042	17,249,679
Status of operations and going concern (note 1)
Subsequent events (note 13)
	$37,188,835	$21,761,974

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director	Director

1

YGC RESOURCES LTD.

Consolidated Statement of Operations and Deficit

Year ended December 31, 2006, with comparative figures for 2005

	2006	2005
Expenses:
General and administrative expenses (note 6(b))	$635,564	$499,295
Corporate development and communications	577,010	206,523
Depreciation	19,448	12,421
Accretion	164,000	152,100
Management fees (note 6(b))	179,174	140,857
Stock based compensation (note 9(d))	315,424	736,997
Gain related to mineral properties	—	(142,214)
	1,890,620	1,605,979

Interest and other income	427,431	161,166

Loss before income tax recovery	(1,463,189)	(1,444,813)

Income tax recovery	113,777	—

Net loss for the year	(1,349,412)	(1,444,813)

Deficit, beginning of year:
As previously reported	(7,857,282)	(6,804,630)
Prior year adjustment (note 7)	—	392,161
As restated	(7,857,282)	(6,412,469)

Deficit, end of year	$(9,206,694)	$(7,857,282)

Loss per share - basic and diluted (note 2(g))	$(0.03)	$(0.04)

Weighted average number of shares outstanding - basic and diluted	53,147,312	40,991,750

See accompanying notes to consolidated financial statements.

2

YGC RESOURCES LTD.

Consolidated Statement of Cash Flows

Year ended December 31, 2006, with comparative figures for 2005

	2006	2005
Cash was provided by (used in):

Operations:
Net loss for the year	$(1,349,412)	$(1,444,813)
Items not affecting cash:
Depreciation	19,448	12,421
Accretion	164,000	152,100
Gain related to mineral properties	—	(142,214)
Gain on disposal of asset	(1,259)	—
Stock based compensation	315,424	736,997
Income tax recovery	(113,777)	—
Change in non cash working capital (note 10)	170,892	(110,453)
	(794,684)	(795,962)
Financing:
Increase (decrease) in due to related parties	3,494	(24,275)
Common shares issued for cash	11,987,765	13,420,744
Common shares issued upon exercise of shareholder warrants	2,077,152	—
Common shares issued upon exercise of brokers’ warrants	526,392	—
Common shares issued upon exercise of agents’ option	1,154,982	—
Common shares issued upon exercise of stock options	132,800	—
	15,882,585	13,396,469
Investments:
Cash held for future exploration	(6,331,487)	(2,652,144)
Short term investments	4,108,714	(5,304,955)
Restricted cash	—	(150,000)
Mineral property expenditures (note 5)	(7,440,667)	(4,107,620)
Purchase of property, plant and equipment	(425,830)	(421,334)
Proceeds of disposal of property, plant and equipment	12,925	—
	(10,076,345)	(12,636,053)
Increase (decrease) in cash	5,011,556	(35,546)

Cash, beginning of year	48,134	83,680

Cash, end of year	$5,059,690	$48,134

Supplemental cash flow information (note 10).

See accompanying notes to consolidated financial statements.

3

YGC RESOURCES LTD.

Notes to Consolidated Financial Statements

Year ended December 31, 2006

1.     Status of operations and going concern:

YGC Resources Ltd. (the Company) is in the process of mineral exploration on its properties and has yet to determine whether these properties contain reserves that are economically recoverable.  The ability of the Company to continue as a going concern and the recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company’s ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.  The Company has working capital of $6,158,067 (2005 - $5,429,611).  The ability of the Company to realize on its assets and discharge its liabilities in the normal course of operations and to complete the exploration and development of its resource properties is dependent upon the Company raising further capital.  The outcome of these matters cannot be predicted with certainty at this time.

2.     Significant accounting policies:

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.  The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

(a)   Basis of presentation:

These consolidated financial statements include the accounts of YGC Resources Ltd. and its wholly owned subsidiaries Ketza River Holdings Ltd and YGC Arizona Inc.  All significant intercompany balances and transactions have been eliminated.

(b)   Property, plant and equipment:

Property, plant and equipment are recorded at cost and depreciated based on declining balance method using the following rates per annum, subject to the half year rule.  Property, plant and equipment used in exploration are depreciated but this charge is deferred with other exploration expenditures.

Asset	Rate
Computer hardware	45%
Computer software	100%
Equipment	20%
Vehicles	30%
Furniture and fixtures	20%

4

2.     Significant accounting policies (continued):

(c)   Mineral properties:

The acquisition cost of mining properties and its related exploration expenditures net of any option payments or income tax credits received are deferred until the property is placed into production, is sold or abandoned or considered to be impaired.  These deferred expenditures will be amortized on a units-of-production basis over the estimated useful life of the property following commencement of production or written off if the property is abandoned or sold or considered to be impaired.

(d)   Long lived assets:

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets.  The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.  The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(e)   Asset retirement obligations:

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred.  When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.  Over time, the liability is adjusted to reflect the passage of time (accretion expense) and for changes in estimated future cash flows.  The capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(f)    Stock based compensation plan:

The CICA Handbook, Section 3870, establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock based payments for goods and or services.  The Section requires that awards of stock be measured at fair value.  The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant.  The value of the stock options issued to directors, employees and service providers is expensed as stock-based compensation and is credited to contributed surplus.  This policy was adopted effective January 1, 2002 but had no effect on the financial statements of the Company until 2005.  Prior to this date, the Company had not issued any options or made any stock based payments for goods and or services.

The Company has established a stock-based compensation plan as described in note 9(d).

The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to contributed surplus.

5

2.     Significant accounting policies (continued):

(g)   Loss per share:

Basic loss per share is the amount of loss for the period available to the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method.  Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, agents’ options and share purchase warrants that are “in the money” would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options (note 9(d)) and share purchase warrants (note 9(c)) have not been included in the computation of diluted loss per share as to do so would be anti-dilutive.  Accordingly, basic and diluted per share are the same.

(h)   Income taxes:

The Company has adopted the liability method of accounting for income taxes as outlined in the provisions of CICA Handbook Section 3465 of the Handbook of the Canadian Institute of Chartered Accountants (CICA).  Under this method, current income taxes are recognized for the estimated taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

(i)    Flow-through shares:

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares.  Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers.  Share capital is reduced and future income tax liabilities are increased by the estimated income tax benefit renounced to subscribers.  As required under CICA EIC 146 the Company will recognize a future income tax liability, with an offset to share issue costs, when it renounces these expenditures to shareholders.

(j)    Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported.  By their nature, these estimates are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.  Significant estimates include those relating to mineral properties, asset retirement obligations and those relating to the fair valuation of stock options issued, share purchase warrants issued and agent’s options issued.  Actual results may differ from those estimates.

6

2.     Significant accounting policies (continued):

(k)   Cash and short-term investments:

Cash includes investments in bankers’ acceptances with a maturity date within 90 days of the purchase date.

Short-term investments consists of investments of highly liquid dollar denominated investments in investment grade debt issued by Canadian chartered banks with terms to maturity of greater than 90 days when acquired.  Short-term investments are carried at lower of cost or recoverable amount.

(l)    Financial instruments:

The Company’s financial instruments recognized in the balance sheet consist of cash, short-term investments and substantially all current liabilities.  The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(m)  Comparative figures:

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.     Cash and short term investments held for future exploration and restricted funds:

In 2006, the Company raised $12,645,100 by way of private placements of flow-through shares, see note 9(b)(vii),(viii) and (x).  Under the conditions of these private placements, the funds must be spent in 2006 and 2007 on Canadian Exploration Expenditures (CEE) on properties located in Canada.  As at December 31, 2006, $3,661,469 had been spent leaving a balance to be spent in the amount of $8,983,631.

Certain short term investments are pledged as security for a letter of credit.  The Yukon Territorial Government has a letter of credit with the Company for $150,000 which was put in place to secure payment of potential reclamation work relating to the Ketza River project.  The pledged funds of $150,000 have been disclosed separately as restricted funds on the balance sheet.

7

4.     Property, plant and equipment:

		Accumulated	Net book
2006	Cost	depreciation	value
Administrative:
Equipment	$25,206	$5,887	$19,319
Furniture and fixtures	14,948	3,802	11,146
Computer equipment	49,807	34,994	14,813
Computer software	7,062	4,264	2,798
	97,023	48,947	48,076
Exploration:
Equipment	468,471	88,731	379,740
Furniture and fixtures	6,123	879	5,244
Vehicles	242,713	63,470	179,243
Computer equipment	16,927	7,505	9,422
Computer software	48,166	40,593	7,573
	782,400	201,178	581,222
	$879,423	$250,125	$629,298

		Accumulated	Net book
2005	Cost	depreciation	value
Administrative:
Equipment	$18,701	$1,870	$16,831
Furniture and fixtures	12,817	1,282	11,535
Computer equipment	43,110	25,614	17,496
Computer software	1,466	733	733
	76,094	29,499	46,595
Exploration:
Equipment	225,132	24,212	200,920
Furniture and fixtures	1,974	197	1,777
Vehicles	119,854	17,978	101,876
Computer equipment	11,244	2,530	8,714
Computer software	33,018	16,510	16,508
	391,222	61,427	329,795
	$467,316	$90,926	$376,390

8

5.     Mineral properties:

	Ketza River	Silver Valley	Arizona	Greenwood	Other Yukon	Total
	Property	Property	Property	Property	Properties	Expenditures
Acquisition costs:
Balance, December 31, 2006 and 2005, as restated (see note 7)	$6,792,720	$—	$—	$—	$—	$6,792,720

Deferred exploration costs:
Balance, December 31, 2004	1,241,907	—	481,786	(131,389)	(9,286)	1,583,018
Geological	431,653	—	—	—	—	431,653
Drilling	1,809,996	—	—	—	—	1,809,996
Infrastructure	839,929	—	—	—	—	839,929
Supplies	201,586	—	—	—	—	201,586
Environmental	188,592	—	—	—	—	188,592
Contractors and labour	527,837	—	—	—	—	527,837
Site support	189,013	—	14,592	525	2,940	207,070
Income tax credits	(32,613)	—	—	—	—	(32,613)
Option - earn in	—	—	—	—	(5,000)	(5,000)
Additions for the year	4,155,993	—	14,592	525	(2,060)	4,169,050
Realization of option payments received	—	—	—	130,865	11,349	142,214
Balance, December 31, 2005	5,397,900	—	496,378	1	3	5,894,282
Prospecting	—	23,858	—	—	17,544	41,402
Geological	992,204	-	—	—	—	992,204
Drilling	4,312,606	148,120	—	—	—	4,460,726
Infrastructure	1,073,019	—	—	—	—	1,073,019
Supplies	297,618	—	—	—	—	297,618
Environmental	229,554	—	—	—	—	229,554
Contractors and labour	1,160,237	—	—	—	—	1,160,237
Site support	339,536	3,207	8,531	1,212	5,365	357,851
Stock-based compensation	200,760	—	—	—	—	200,760
Income tax credits	(1,035,136)	—	—	—	—	(1,035,136)
Option payments	—	10,000	—	—	(5,000)	5,000
Additions for the year	7,570,398	185,185	8,531	1,212	17,909	7,783,235
Balance of deferred exploration	12,968,298	185,185	504,909	1,213	17,912	13,677,517
Balance, December 31, 2006	$19,761,018	$185,185	$504,909	$1,213	$17,912	$20,470,237

9

5.     Mineral properties (continued):

(a)   Tax credit:

Under the provisions of the Yukon Minerals Exploration Tax Credit Program (YMETC), a corporation is eligible to receive a refundable corporate income tax credit equal to 25% of eligible mineral exploration expenditures incurred conducting exploration in the Yukon between April 1, 2001 and March 31, 2007.  The Company recognizes any credit due under YMETC when it is received.  A refund of $1,035,136 was received in the fourth quarter of 2006 by the Company for exploration expenditures incurred in 2005.  This was recorded in the accounts as a reduction of resource asset in 2006 when the refund was received.  Management estimates that the Company is eligible to receive approximately $800,000 in investment tax credits for 2006 based on expenditures incurred in conducting minerals exploration in the Yukon to December 31, 2006.

(b)   Yukon properties:

(i)    Ketza River properties, Yukon:

The Company has a 100% interest of the Ketza River property including 308 mining claims and leases, a mill and all associated equipment.  The focus of the Ketza River property is gold.

(ii)   Silver Valley, Yukon:

The Company entered into a Property Option Agreement on September 30, 2006 with George Fairclough (Optionor).  Under the terms of this agreement, the Optionor has agreed to grant the Company an option to purchase all of the Optionor’s interest in the Silver Valley Property, which is comprised of six Quartz claims.

The Optionor granted the Company the exclusive right and option to acquire a 100% interest in the Silver Valley Property by paying the Optionor the sum of $60,000 cash, incurring $550,000 in exploration expenditures and issuing 30,000 shares in the capital of the Company to be incurred/paid in accordance with various milestones over the period to September 30, 2011.

Upon the Issuer having exercised the Option, the Optionor shall be entitled to receive 2% of the “Net Smelter Returns” (NSR).  The Company has the right, exercisable at any time, to purchase the NSR for the sum of $500,000.

The Company staked an additional 114 claims adjacent to the block of six claims that were subject to the Silver Valley Option Agreement.

The primary focus of the Silver Valley property, is silver, with a secondary focus on gold, lead and zinc.

(c)   South Zone Silver Bar, Arizona:

The Company has a 100% interest in 45 claims in Pinal County, Arizona.  The focus of exploration of this property will be gold and copper.

10

5.     Mineral properties (continued):

(d)   Greenwood properties:

The Company owns a 75% interest in 31 claims in the Greenwood Mining District in south east British Columbia.  These claims are subject to a 2% net smelter returns royalty.  The remaining 25% interest in this gold property is owned by Intrepid Minerals Corporation.  This property was written down to a nominal amount in the prior year.

(e)   Other Yukon Base Metals properties:

(i)    Money property:

The Company has a 100% interest in 46 claims on this gold, silver and copper property located in south central Yukon.  The Company entered into an option agreement with Yukon Zinc Corporation (Yukon Zinc) in August 2005 which allows Yukon Zinc to acquire a 25% interest in the property by making cash payments to the Company of $40,000 over the next five years and incurring $150,000 of exploration expenditures in the next five years.  Upon exercise of the initial option, Yukon Zinc shall have an additional option to acquire an additional 26% interest in the property by paying the Company $25,000 in cash or shares upon giving notice of its intent to pursue the additional option and undertaking an additional $500,000 of exploration expenditures over two years from date of election of the additional option.

(ii)   Wolf property:

The Company has a 34.42% joint venture interest in 18 claims in this zinc, lead and silver property in south central Yukon.  Atna Resources Ltd. owns the remaining 65.58% interest.

(iii) Bay property:

The Company staked 36 claims near Watson Lake, Yukon Territory during 2006.  These claims are adjacent to claims held by an unrelated third party.  The focus of this property, based on preliminary historical geological work, will be silver.

These properties have been written down to a nominal amount in the prior year.

6.     Related party transactions:

(a)   Due to related parties:

	2006	2005
Loan from shareholders	$13,274	$9,780

The amount showing as due to shareholders is non-interest bearing, unsecured and due on demand.

11

6.     Related party transactions (continued):

(b)   Other related party transactions:

During the year the Company was charged a total of $179,174 (2005 - $140,857) in management fees by a company owned by a director of the Company.  In addition, the Company paid nil (2005 - $14,572) to this Company for work performed on the Company’s Ketza River property.

During the year the Company was charged a total of $97,158 (2005 - $178,843) in legal fees by a law firm in which the corporate secretary of the Company is a partner in the firm.  A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses.

During the year the Company was charged a total of $300 (2005 - $5,100) for consulting fees by a director of the Company and this is deferred in mineral properties.

The Company was also charged nil (2005 - $61,275) in geological services by a company owned by a former director of the Company and these expenses are included under mineral properties.  Included in accounts payable and accrued liabilities is nil (2005 - $35,878) to the company owned by the former director.

7.     Income taxes:

The Company has income tax loss carry forwards of approximately $3,245,921 (2005 - $2,505,206).  The potential benefit of these losses has not been recognized in these financial statements and will expire if unused as follows:

2007	$61,216
2008	30,164
2009	88,076
2010	280,684
2014	634,720
2015	1,191,061
2026	960,000
$3,245,921

12

7.     Income taxes (continued):

The components of future income taxes are as follows:

	2006	2005
		(Restated)
Future income tax assets:
Asset retirement obligation	$776,055	$762,185
Non-capital loss carryforwards	1,399,714	727,000
Share issue costs	766,309	507,685
Property, plant and equipment - tax value exceeds accounting value	69,872	—
	3,011,950	1,996,870
Valuation allowance	(3,011,950)	(1,996,870)
	—	—
Future income tax liabilities:
Resource assets	(4,345,891)	(1,992,168)
	(4,345,891)	(1,992,168)
Net future income tax liability	$(4,345,891)	$(1,992,168)

The Company has restated its 2005 future income tax liability in respect of the future income tax liability arising on its acquisition of its subsidiary, Ketza River Holdings Inc. being due to the excess of the purchase price over the tax basis of the assets acquired.  The future income tax liability arising at the date of acquisition was $2,384,329.  The 2005 future income tax liability as at December 31, 2005 has been restated by $1,992,168, being $2,384,329 less an amount of $392,161 relating to the impact of a reduction in applicable tax rates over the period since the acquisition and which has been reflected in opening deficit as at January 1, 2005.  Mineral properties has been increased by $2,384,329 and restated accordingly.

The Company has recorded a valuation allowance against its future income tax assets as management does not believe it is more likely than not that sufficient taxable income will be realized during the carryforward period to utilize the future tax assets.

Combined Federal-Yukon Territory statutory tax rates of between 35% and 37.12% have been used for future tax asset and liability calculations to reflect the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

In late March of 2006, the Company renounced $7,050,000 of CEE to flow-through shareholders.  The result of this renunciation was that the “Cumulative Canadian Exploration Expenses” pool of the Company resources was reduced per CICA EIC-146 and a liability for future income taxes was recorded on the date renunciation was made.

Total CEE renounced March 2006	$7,050,000
Yukon general tax rate	35%
$2,467,500

13

7.     Income taxes (continued):

	2006	2005
Net income (loss) before taxes	$(1,463,189)	$(1,444,813)
Statutory tax rate—Yukon	37.12%	37.12%

Tax based on statutory income tax rate	(543,136)	(536,315)

Share issuance costs	(247,839)	(197,182)
Stock-based compensation not deductible	117,085	273,573
Unrecognized tax assets	1,015,080	459,924
Change in tax rate & other	(454,967)	—
Income tax expense (recovery)	$(113,777)	$—

8.     Asset retirement obligations:

	2006	2005
Balance, beginning of year	$2,053,300	$1,901,200
Accretion expense	164,000	152,100
Balance, end of year	$2,217,300	$2,053,300

The Company’s asset retirement obligations relate to its Ketza River Properties in the Yukon Territory, Canada.  The costs result mainly from a requirement to remove the surface facilities and to close and revegetate the tailings impoundment area.  The estimated cash flows have been discounted using a credit adjusted risk free rate of 8% for the current year.

The Company’s asset retirement obligation (ARO) relates to the Ketza River project.  The Company has no other projects upon which a reclamation liability exists.

The Company has submitted a “Water Use License” application to the Yukon Government (YG) for the Ketza River project.  YG has completed its review of the application and has submitted an intervention, dated March 12, 2007, containing the Yukon Government’s recommendations from a regulatory perspective on behalf of the Department of Environmental Energy, Mines and Resources and the Development Assessment Branch of the Executive Council Office.  YG has recommended that this application should be heard by the Yukon Water Board in the forum of a public hearing, scheduled for April 11, 2007.

14

8.     Asset retirement obligations (continued):

In the Company’s “Water Use License” application, it was indicated that the mine may go into production, however, no decision has been made yet in this regard.  Consequently, the water license application did not include mining or milling activities.

YG has asked the Company to submit a detailed preliminary decommissioning and reclamation plan for closure, along with costing estimates, within one and a half years of entering into the “Water Use License” that has been applied for by the Company.  YG has stated that a detailed commissioning plan is required regardless as to whether the Company proceeds with a production phase or not.

The Ketza River property has been dormant from 1996 to mid-2005, when an exploration program was initiated by the Company.  In June 2005, the Company was granted a Class 4 Exploration Program License by YG Department of Energy, Mines and Resources which expires on June 14, 2010.  Under the terms of this license, the Company invested $150,000 in a GIC that is pledged as security for a Letter of Credit in favour of YG.

The Company has recorded an ARO of $2,217,300 as of December 31, 2006.  This number is based on a historical estimate from 1995 as to the cost of reclamation associated with the Ketza River property.  This original cost estimate was $1,000,000.  The original estimate has been inflated from 1995 to 2006 to incorporate the impact of inflation.

In view of the uncertainties concerning environmental reclamation, the ultimate cost of the ARO could differ materially from the estimated amount recorded in the Company’s accounts.  The estimate of the Company’s total liability relating to the Ketza River ARO is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

As YG has requested the Company submit a detailed preliminary decommissioning and reclamation plan for the Ketza River project in conjunction with the “Water Use License”, it is anticipated that the ARO associated with the Ketza River project will be quantified during the “Water Use License” application process.  Future changes, if any, to the estimated ARO liability as a result of amended requirements, laws, regulations and operating assumptions may be significant and would be recognized prospectively as a change in accounting estimate.

15

9.     Share capital:

(a)   Authorized share capital consists of an unlimited number of common shares.

(b)   Common shares issued and outstanding:

	Number
	of shares	Amount
As at December 31, 2004	25,298,955	$10,949,220

Brokered private placements net of costs (i)	7,885,667	4,731,400
Flow-through brokered private placements (ii)	4,012,500	3,210,000
Private placements for cash (iii)	2,916,450	1,749,870
Brokered private placements net of costs (iv)	797,856	558,499
Flow-through brokered private placements (v)	4,800,000	3,840,000
Private placement for cash (vi)	932,000	652,400
Less: Fair value of warrants	—	(985,084)
Less: Fair value of agents’ options	—	(367,001)
Less: Share issue costs	—	(1,321,425)
As at December 31, 2005	46,643,428	23,017,879

Flow-through shares issued pursuant to brokered private placement (vii)	5,500,000	8,250,000
Flow-through shares issued pursuant to non-brokered private placement (viii)	1,430,067	2,145,100
Common shares issued pursuant to non-brokered private placement (ix)	19,231	25,000
Flow-through shares issued pursuant to non-brokered private placement (x)	900,000	2,250,000
Shares issued upon exercise of shareholder warrants	2,077,152	2,077,152
Shares issued upon exercise of agents’ options	1,565,119	1,154,982
Shares issued upon exercise of broker warrants	501,326	526,392
Shares issued upon exercise of stock options	195,000	132,800
Shares issued as partial payment for commission in brokered private placement (vii)	88,846	—
Shares issued out of treasury to satisfy obligation	30,000	—
Allocation from warrants relating to the exercise of shareholder warrants	—	181,962
Allocation from contributed surplus relating to the exercise of agents’ options	—	339,014
Allocation from contributed surplus relating to the exercise of stock options	—	74,689
Less: Fair value of agents’ options (vii)	—	(131,476)
Less: Share issue costs		(682,335)
Less: Flow-through share renunciation		(2,467,500)

As at December 31, 2006	58,950,169	$36,893,659

(i)               On April 13, 2005 the Company closed a brokered private placement of 7,885,667 common share units at a price of $0.60 per unit.

(ii)           On April 13, 2005 the Company closed a brokered private placement of 4,012,500 flow-through common share units at a price of $0.80 per unit.

(iii)       On April 13, 2005 the Company closed a non-brokered private placement of 2,916,450 common share units at a price of $0.60 per unit.

16

9.     Share capital (continued):

(b)   Common shares issued and outstanding (continued):

(iv)         On July 29, 2005 the Company closed a brokered private placement of 797,856 common share units at a price of $0.70 per unit.

(v)             On July 29, 2005 the Company closed a brokered private placement of 4,800,000 flow-through common share units at a price of $0.80 per unit.

(vi)         On August 26, 2005 the Company closed a non brokered private placement of 932,000 common share units at a price of $0.70 per unit.

(vii)     On May 30, 2006, the Company closed a brokered private placement of 5,500,000 flow-through common shares at a price of $1.50 per share.  A commission of 6% was paid by a combination of cash and issuance of common shares of the Company.  Agents’ options were issued to broker and entitle the holder to purchase one common share of the Company for $1.55 per share until May 30, 2007.

(viii) On June 14, 2006, the Company closed a non-brokered private placement of 1,430,067 flow-through shares at a price of $1.50 per common share.

(ix)         On June 14, 2006, the Company closed a non-brokered private placement of 19,231 common shares at a price of $1.30 per share.

(x)             On December 21, 2006, the Company closed a non-brokered private placement of 900,000 flow-through shares at a price of $2.50 per share.

Escrowed shares:

Of the shares issued at December 31, 2006, 7,084,938 shares are held in escrow under the terms of an escrow agreement.  Under the escrow agreement the balance of 7,084,938 shares subject to escrow will be released in increments of 2,361,647 shares on April 13 and October 13 each year until the final release on April 13, 2008.

(c)   Warrants:

Shareholder warrants included in the common share units of the Company issued in 2005 are assigned an estimated fair value using the Black-Scholes option pricing model.  As warrants are exercised by shareholders, a pro-rated amount of fair value is re-allocated from warrants to common shares.  Warrants issued and exercised relating to agents’ options (broker warrants) does not impact warrant valuation.

There were no shareholder warrants issued by the Company in 2006.

17

9.     Share capital (continued):

(c)   Warrants (continued):

All broker warrants issued in 2006 were in conjunction with the exercise of agents’ options granted in 2005.  There were no agents’ options issued in 2006 that will generate additional issuances of broker warrants.

	Number of
	warrants	Amount
As at December 31, 2004	—	$—

Warrants issued in January 2005	20,000	—
Warrants issued in April 2005	7,407,309	594,552
Warrants issued in July 2005	2,798,928	332,927
Warrants issued in August 2005	466,000	57,605

As at December 31, 2005	10,692,237	985,084

Warrants exercised by shareholders	(2,077,152)	(181,962)
Warrants issued upon exercise of agents’ options	726,568	—
Warrants exercised by brokers	(501,326)	—

As at December 31, 2006	8,840,327	$803,122

The following table summarizes information about warrants outstanding at December 31, 2006:

			Dec 31, 2005			Dec 31, 2006
		Exercise	Number	Warrants	Warrants	Number
	Expiry date	price	of warrants	exercised	issued	outstanding
Shareholder warrants	Jan 31, 2007	$2.40	20,000	—	—	20,000
Shareholder warrants	Apr 13, 2007	1.00	7,407,309	(1,683,225)	—	5,724,084
Shareholder warrants	Jul 29, 2007	1.00	2,798,928	(393,927)	—	2,405,001
Shareholder warrants	Aug 26, 2007	1.00	466,000	—	—	466,000
Broker warrants	Apr 13, 2007	1.05	—	(348,498)	542,218	193,720
Broker warrants	Jul 29, 2007	1.05	—	(152,828)	184,350	31,522
			10,692,237	(2,578,478)	726,568	8,840,327

18

9.     Share capital (continued):

(d)   Contributed surplus:

Contributed surplus is comprised as follows:

As at December 31, 2004	$—
Stock-based compensation	736,997
Fair value of agents’ options issued as commission	367,001
As at December 31, 2005	1,103,998
Stock-based compensation	516,184
Fair value of agents’ options issued as commission	131,476
Transfer to share capital for exercise of agents’ options	(339,014)
Transfer to share capital for exercise and expiration of stock options	(74,689)
As at December 31, 2006	$1,337,955

(i)            Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common share of the Company to directors, employees and service providers.  Under the terms of the Plan, the number of securities issuable to insiders, at any time under old security based agreements, cannot exceed 10% of the issued and outstanding securities.

Under the fair value method, the total fair value of the stock based compensation granted to directors, officers and service providers was $516,184 in 2006 (2005 - $736,997).  This amount is included in expenses on the statement of operations or included in mineral properties (cost allocated to fair value of options granted to Ketza River contractors) and credited to contributed surplus.  The fair value of the options at the date of grant has been estimated using the Black-Scholes option pricing model.

The following assumptions have been used to assign a fair value to stock options granted in the past two years:

	Jan 06	Mar 06	Nov 06	Dec 06
Risk-free interest rate	3.0%	3.0%	4.5%	4.13%
Dividend yield	0%	0%	0%	0%
Weighted average expected life options	5	5	5	5
Volatility	97%	90%	84%	85%

	Mar 05	May 05	Oct 05
Risk-free interest rate	2.75%	2.75%	2.75%
Dividend yield	0%	0%	0%
Weighted average expected life options	5	2	5
Volatility	50%	50%	50%

19

9.     Share capital (continued):

(d)   Contributed surplus (continued):

(i)            Stock options (continued):

Continuity of stock options outstanding for the year ending December 31, 2006 is as follows:

		Dec 31, 2005			Dec 31, 2006
		Number of	Stock	Stock options	Number of
	Exercise	stock options	options	expired/	stock options
Expiry date	price	outstanding	issued	granted	outstanding
April 13, 2010	$0.60	1,400,000	—	(10,000)	1,390,000
May 17, 2010	0.60	550,000	—	(100,000)	450,000
October 1, 2010	0.60	1,150,000	—	(35,000)	1,115,000
January 25, 2011	0.82	—	400,000	(30,000)	370,000
March 28, 2011	1.06	—	125,000	(40,000)	85,000
November 10, 2011	1.71	—	10,000	—	10,000
December 12, 2011	2.25	—	105,000	—	105,000
		3,100,000	640,000	(215,000)	3,525,000

Continuity of stock options outstanding for the year ending December 31, 2005 is as follows:

		Dec 31, 2004			Dec 31, 2005
		Number of	Stock	Stock options	Number of
	Exercise	stock options	options	expired/	stock options
Expiry date	price	outstanding	issued	granted	outstanding
April 13, 2010	$0.60	—	1,400,000	—	1,400,000
May 17, 2010	0.60	—	550,000	—	550,000
October 1, 2010	0.60	—	1,150,000	—	1,150,000
		—	3,100,000	—	3,100,000

(ii)           Agents’ options in the amount of 385,000 were issued in conjunction with May 30, 2006 brokered private placement.  The fair value of these agents’ options has been calculated with the following assumptions:

Expected life of options	1 year
Risk-free interest rate	4.05%
Dividend yield	0%
Volatility	91%

Continuity of agents’ options outstanding for the year ending December 31, 2006 is as follows:

		Dec 31, 2005			Dec 31, 2006
		Number of	Agents’	Agents’	Number of
	Exercise	agents’ options	options	options	agents’ options
Expiry date	price	outstanding	issued	exercised	outstanding
April 13, 2007	$0.65	1,189,816	—	(1,084,436)	105,380
July 28, 2007	0.75	559,785	—	(368,700)	191,085
May 30, 2007	1.55	—	385,000	(111,983)	273,017
		1,749,601	385,000	(1,565,119)	569,482

20

9.     Share capital (continued):

(d)   Contributed surplus (continued):

(ii)        Continued:

Continuity of agents’ options outstanding for the year ending December 31, 2005 is as follows:

		Dec 31, 2004			Dec 31, 2005
		Number of	Agents’	Agents’	Number of
	Exercise	agents’ options	options	options	agents’ options
Expiry date	price	outstanding	issued	exercised	outstanding
April 13, 2007	$0.65	—	1,189,816	—	1,189,816
July 28, 2007	0.75	—	559,785	—	559,785
		—	1,749,601	—	1,749,601

10.  Supplemental cash flow information:

	2006	2005
Accounts receivable and prepaid expenses	$(156,389)	$(472,929)
Accounts payable and accrued liabilities	327,281	362,476
	$170,892	$(110,453)

11.  Segmented information:

The Company operates in one industry segment being mining exploration and development.  All revenues and expenses to date were incurred in Canada.  Assets held by geographic location are as follows:

	2006	2005
Canada	$36,683,926	$21,265,597
United States	504,909	496,377
	$37,188,835	$21,761,974

12.  Commitments:

The Company is committed under various contracts and leases to the following annual minimum payments:

2007	$1,810,000
2008	330,000
2009	260,000
2010	265,000
2011	365,000
$3,030,000

21

13.  Subsequent events:

(a)   Combination agreement:

On March 16, 2007, the Company signed a “Combination Agreement” with Queenstake Resources Ltd. (Queenstake) to combine the operations of the two companies by way of a Plan of Arrangement.  Under the Plan of Arrangement, each Queenstake shareholder will receive one new common share of the Company for every ten Queenstake shares held.  Outstanding warrants and options of Queenstake will be converted to warrants and options of the Company in proportion to the share exchange.  It is proposed that the Company will change its corporate name to Yukon-Nevada Gold Corp.

Assuming 100% of Queenstake shareholders tender their shares under the Plan of Arrangement, the following new common shares, warrants and stock options will be issued by the Company to Queenstake shareholders:

Common shares	58,370,600
Warrants	3,851,200
Stock options	1,528,700

Completion of the business combination is subject to the satisfaction of a number of conditions precedent, including a significant financing to be completed by the Company for the benefit of Yukon-Nevada Gold Corp., shareholder and court approvals, and regulatory acceptance.  The two companies will schedule their shareholder meetings, to consider and vote on the proposed combination, for May 18, 2007.

In the event that the combination is not completed as a result of a breach by the Company in any material respect of its covenants and representations and warranties contained in the Combination Agreement (a YGC triggering event) then the Company will pay to Queenstake an amount in cash equal to 5% of the market capitalization of the Company, determined as of the close of business on the last business date prior to the date on which the YGC triggering event occurred.  Queenstake is subject to a reciprocal clause.

(b)   Shares issued:

Subsequent to year end, the Company:

•                 Issued 3,479,083 common shares for proceeds of $3,479,083 pursuant to the exercise of shareholder warrants.

•                 Issued 513,000 common shares for proceeds of $307,800 pursuant to the exercise of stock options.

•                 Issued 204,500 common shares for proceeds of $222,925 pursuant to the exercise of agents’ options.

•                 Issued 38,736 common shares for proceeds of $40,673 pursuant to the exercise of broker warrants.

22

APPENDIX E

PACIFIC INTERNATIONAL FAIRNESS OPINION

April 16, 2007

Board of Directors of YGC Resources Ltd.
540 — 688 West Hastings Street
Vancouver, B.C.
V6B 1P1

Pacific International Securities Inc. (“PI”) understands that YGC Resources Inc. (“YGC” or the “Company”) has entered into an agreement with Queenstake Resources Ltd. (“Queenstake” or the “Company”) pursuant to which YGC would acquire itself or through a wholly owned subsidiary all of the outstanding common shares of Queenstake Resources Ltd. (“Queenstake”) not currently owned by YGC (including common shares that may become outstanding upon the exercise of stock options or warrants) (the “Transaction”) for 0.10 YGC common shares for each common share of Queenstake (the “Consideration”). The Transaction will be completed pursuant to the terms of a combination agreement dated March 16, 2007 between YGC and Queenstake (the “Combination Agreement”) by way of a court approved plan of arrangement. The terms of the Transaction are more fully described in the Combination Agreement and the joint information circular of YGC and Queenstake (the “Joint Information Circular”).

The Board of Directors of the Company (the “Board”) has retained PI to act as a financial advisor to YGC and to the Board to provide advice and assistance, including the preparation and delivery of PI’s opinion as to the fairness of the Transaction, from a financial point of view, to the shareholders of YGC of the Consideration (the “Opinion”).

Engagement

PI was formally engaged by the Board through an agreement (the “Engagement Agreement”) dated February 2, 2007 between the Company, PI, and Casimir Capital LP (“Casimir”).  Among other things, the Engagement Agreement provides the terms upon which PI has agreed to act as a financial advisor to the Company in connection with any merger, consolidation, reorganization or other business combination pursuant to which the business of Queenstake is combined with that of the Company.  The terms of the Engagement Agreement provide that PI is to be paid a fee for its services as financial advisor, including fees on delivery of the Opinion, no portion of which is conditional upon the Opinion being favourable, and fees that are substantially all contingent completion of a combination transaction between the Company and Queenstake. PI is also to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.  PI was separately engaged as a syndicate member in connection with the private placement of units of YGC (the “Private Placement”), the completion of which is a condition to the Transaction.  PI will be paid fees and expenses in connection with the Private Placement if it is completed.

PI consents to the inclusion of the Opinion in its entirety and a summary thereof in the joint information circular which will be mailed to the shareholders of the Company and Queenstake (the “Joint Information

Circular”) in connection with the Transaction, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship with Interested Parties

Neither PI, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of the Company or Queenstake, or any of their respective associates or affiliates. PI has not been engaged to provide any financial advisory services to the Company within the past two years, other than the services provided under the Engagement Agreement.  PI has participated in financings involving the Company within the past two years. PI has not been engaged to provide any financial advisory services nor has it participated in any financings involving Queenstake, or any of its associates or affiliates, within the past two years. There are no understandings, agreements or commitments between PI and the Company or Queenstake, or any of their respective associates or affiliates with respect to any future business dealings other than the Private Placement. PI may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or Queenstake, or any of their respective associates or affiliates.

PI acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or Queenstake, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, PI conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or Queenstake.

Credentials of PI

PI is a Canadian securities dealer with experience providing corporate finance and advisory services to publicly listed companies.  PI and its principals have prepared numerous fairness opinions and have provided advisory services in a significant number of transactions involving Canadian publicly traded companies.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1)                                      A visit to Queenstake’s Jerritt Canyon operations in January 2007;

2)                                      A visit to Queenstake’s head office and data room in Denver in January 2007;

3)                                      Annual reports to shareholders of YGC for each of the years ended December 31, 2005 and 2006, and for Queenstake for the years ended December 31, 2004 and 2005;

4)                                      The audited financial statements and annual information forms for Queenstake for 2005 and 2006;

5)                                      Various other disclosure documents filed by YGC and Queenstake which we considered relevant;

6)                                      Annual information forms of Queenstake and YGC for each of the years ended December 31, 2004 and 2005;

7)                                      Financial models, forecast and related confidential information provided by managements of YGC and Queenstake;

8)                                      Various reports and documents for YGC and Queenstake relating to exploration programs and results, resource and reserve estimates, mining, processing, environmental, human resources, capital and operating costs, and economic analysis.

9)                                      Discussions with senior management of YGC concerning YGC’s financial condition, technical data, its future business prospects, the background to the Transaction and potential alternatives to the Transaction;

10)                                Discussions with senior management of Queenstake concerning Queenstake’s financial condition, technical data and its future business prospects;

11)                                Public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by us to be relevant;

12)                                Public information with respect to other transactions of a comparable nature considered by us to be relevant;

13)                                Public information regarding the gold industry;

14)                                Analyst research commentary on Queenstake and other selected companies we considered to be relevant;

15)                                Certain other corporate, industry and financial market information, investigations and analyses as PI considered necessary or appropriate in the circumstances;

16)                                A representation letter provided by senior officers of YGC addressed to PI as of the date hereof representing, amongst other things, that the information provided to us in respect of the Opinion is true, complete, and accurate and that no material information has been withheld that might reasonably affect the Opinion;

17)                                Combination Agreement; and

18)                                Draft Joint Information Circular;

PI has not, to the best of its knowledge, been denied access by the Company to any information under its control requested by PI.

Prior Valuations

The Company has represented to PI that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or securities in the past twenty-four month period.

Assumptions and Limitations

PI has not been engaged to prepare a formal valuation of YGC, Queenstake, or of their respective common shares and does not express an opinion as to the fair market value of YGC, Queenstake, their respective common shares or the assets being acquired under the Transaction.  PI has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which Queenstake common shares may trade at any future date. PI was similarly not engaged to review any legal, tax or accounting aspects of the Transaction.

With your approval PI has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources or provided to us by or on behalf of the Company and its agents and advisors or otherwise obtained pursuant to our engagement (collectively, the “Information”) and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information nor misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial models, forecasts, projections and estimates provided to PI and used in the analysis supporting the Opinion, we have noted that projecting future results of any company is inherently subject to uncertainty and have assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company, as the case may be, as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of the Company have represented to PI in their capacity as senior officers in a certificate delivered as of the date hereof, among other things, that (i) the Information provided by or on behalf of the Company or any of its associates, affiliates or subsidiaries or their respective agents to PI for the purpose of preparing the Opinion was, at the date the Information was provided to PI, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact and did not and does not omit to state a material fact necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided; and that (ii) since the dates on which the Information was provided to PI, except as disclosed in writing to PI, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its associates, affiliates or subsidiaries and no material change has occurred in the Information or any part thereof that would have or that would reasonably be expected to have a material effect on the Opinion.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries, as they were reflected in the Information. In its analyses and in preparing the Opinion, PI made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PI.

The Opinion has been provided for the use of and to be relied upon by the Board of YGC and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of PI other than in the Joint Information Circular. The Opinion is given as of the date hereof and PI disclaims any undertaking of obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to PI’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, PI reserves the right to change, modify or withdraw the Opinion with effect after the date hereof.

In assessing the fairness of the Transaction from a financial point of view to the shareholders of YGC, PI considered a number of factors including, but not limited to:

1)                                      Reviewed what it had been advised was the most recent draft of the Joint Information Circular and the schedules thereto;

2)                                      Reviewed what it had been advised was the most recent draft of the Joint Information Circular and the schedules thereto;

3)                                      Reviewed certain publicly available financial and other information concerning YGC and Queenstake that it deemed to be relevant for purposes of its analysis;

4)                                      Reviewed certain historical financial information and operating data concerning YGC and Queenstake which was provided by YGC and Queenstake respectively;

5)                                      Reviewed certain projected financial and operating information, including, without limitation, operational forecasts, financial forecasts and internal mine models, which was prepared and provided by YGC and Queenstake, respectively;

6)                                      Conducted discussions with senior executives and managers of YGC and Queenstake concerning the matters described in clauses (b), (c) and (d) above;

7)                                      Reviewed historical market prices and valuation multiples for the YGC Shares and Queenstake Shares and compared such prices and multiples with those of certain publicly traded companies that it deemed relevant for purposes of its analysis;

8)                                      Reviewed the financial results of YGC and Queenstake and compared them with publicly available financial data concerning certain publicly traded companies that it deemed to be relevant for purposes of its analysis;

9)                                      Reviewed publicly available financial data for merger and acquisition transactions it deemed comparable for purposes of its analysis;

10)                                Compared the consideration of one YGC Share (the “Consideration”) and its implied transaction value to the historical market prices of the Queenstake shares;

11)                                Compared the Consideration to the value per Queenstake share implied by analyses of market multiples of comparable companies, implied multiples paid in comparable transactions and net asset value analysis incorporating the discounted cash flow methodology;

12)                                Reviewed certain industry reports and statistics as it deemed relevant for purposes of its analysis; and

13)                                Reviewed and considered such other financial, market, technical and industry information, discussions or analyses it considered to be relevant and appropriate in the circumstances.

The Opinion does not constitute a recommendation to the Board or any shareholder of YGC as to whether shareholders of YGC should proceed with or vote in favour of the Transaction.

Fairness Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, PI is of the opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the shareholders of YGC.

Yours very truly,

Pacific International Securities Inc.

APPENDIX F

INFORMATION CONCERNING QUEENSTAKE RESOURCES LTD.

Capitalized terms used in this Appendix F that are not defined herein shall have the meanings ascribed to such terms in the joint management information circular (the “Circular”) of Queenstake Resources Ltd. and YGC Resources Ltd. to which this Appendix F is attached.  All references to dollar amounts in this Appendix F are to United States dollars unless expressly stated otherwise.

Appendix F

TABLE OF CONTENTS

QUEENSTAKE RESOURCES LTD. AND CORPORATE STRUCTURE	5
Incorporation	5
Subsidiaries	5
GENERAL DEVELOPMENT OF THE BUSINESS	5
Three Year History	5
NARRATIVE DESCRIPTION OF THE BUSINESS	9
Business of Queenstake	9
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT DISCUSSION AND ANALYSIS	16
Selected Consolidated Annual Information	16
Quarterly Information — Fiscal year ended December 31, 2006	17
Quarterly Information — Fiscal year ended December 31, 2005	17
Management’s Discussion and Analysis of Financial Condition and Results of Operations	17
DIRECTORS AND OFFICERS	19
Corporate Cease Trade Orders and Bankruptcies	22
Penalties or Sanctions	23
Personal Bankruptcies	23
Conflicts of Interest	23
SHARE CAPITAL	24
Description of Share Capital	24
Queenstake Common Shares	24
Dividend Policy	24
CONSOLIDATED CAPITALIZATION	24
PRIOR SALES	25
Prior Sales	25
Stock Exchange Trading	26
PRINCIPAL HOLDERS OF SECURITIES	27
EXECUTIVE COMPENSATION	27
Summary of Compensation	28
Pension Plans	29
Termination of Employment, Change in Responsibilities and Employment Contracts	29
Composition of the Compensation and Management Development Committee	30
Report on Executive Compensation	30
Performance Graph	31
Compensation of Directors	31
OPTIONS TO PURCHASE SECURITIES	34
Stock Options	34
Warrants	37
Short-Term Debt	37
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	37

STATEMENT OF CORPORATE GOVERNANCE	37
Board of Directors	38
Role and Function of the Board of Directors	38
Composition of the Board of Directors	38
Board of Directors Mandate	39
Position Descriptions	39
Orientation and Continuing Education	40
Ethical Business Conduct	40
Nomination of Directors	41
Compensation	42
Other Committees — Disclosure Committee	43
Assessments	44
AUDIT COMMITTEE	44
RISK FACTORS	44
Gold Price Volatility	44
Price Volatility of Other Commodities	45
Mining Risks and Insurance Risks	45
Mineral Reserves and Resources	45
Mine Development	45
Production and Cost Estimates	46
Exploration	46
Environmental, Health and Safety Regulations	46
Employee Relations	47
Title to Properties	47
Competition	47
Dependence on Management	47
Conflicts of Interest	47
Directors and Assets outside Canada	47
Dilution	48
Future Capital Requirements	48
Estimates and Assumptions Employed in the Preparation of Financial Statements	48
Payment Obligations	49
Dividends	49
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	49
MANAGEMENT CONTRACTS	49
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	49
DIVIDEND RECORD AND POLICY	49
MATERIAL CONTRACTS	50
AUDITORS, TRANSFER AGENT AND REGISTRARS	50
LEGAL PROCEEDINGS	50
ADDITIONAL INFORMATION	50

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QUEENSTAKE RESOURCES LTD. AND CORPORATE STRUCTURE

Incorporation

Queenstake Resources Ltd. (“Queenstake” or the “Company”) was incorporated under the laws of the province of British Columbia on May 3, 1977 under the name “Queenstake Resources Ltd.” by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  To facilitate a business combination of the Company and Santa Cruz Gold Inc. (“Santa Cruz”) on June 24, 1999, Queenstake continued its corporate jurisdiction from British Columbia to the Yukon Territory under the Business Corporations Act (Yukon), as amended (the “YBCA”).  Effective July 19, 1999, Queenstake merged with Santa Cruz through an amalgamation by way of statutory plan of arrangement under the YBCA to form one continuing company with the name “Queenstake Resources Ltd.”.  On July 10, 2006, Queenstake continued its corporate jurisdiction from the Yukon Territory to British Columbia under the Business Corporations Act (British Columbia).

The registered and records office of Queenstake is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49222, Vancouver, BC  V7X 1L2.  The executive offices of Queenstake are located at 999 Eighteenth Street, Suite 2940, Denver, Colorado, USA, 80202.

Subsidiaries

Unless the context otherwise requires, all references herein to Queenstake include Queenstake and its subsidiaries.  The following chart illustrates the inter-corporate relationships of Queenstake and its principal subsidiaries and their jurisdictions of incorporation, as well as the ownership of Queenstake’s principal asset, the Jerritt Canyon mine.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On June 30, 2003, Queenstake acquired 100% of the operating Jerritt Canyon gold mine, 50 miles north of Elko, Nevada, and thus transformed itself from an exploration company to a gold producer.  The Jerritt Canyon mine is a large-scale underground gold mining operation with significant exploration potential.

In July 2004, Queenstake entered into an agreement with a syndicate of underwriters to complete a private placement of 34,254,000 special warrants at a price of Cdn $0.50 per special warrant for gross proceeds of $13.0 million (Cdn $17.1 million).  The private placement closed on August 10, 2004.  Each special warrant entitled the holder to acquire one common share and one-half of one common share purchase warrant of Queenstake.  Each whole common share purchase warrant was exercisable at a price of Cdn $0.65 until February 10, 2006.  The purchase warrants expired unexercised.  Queenstake paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million.  In addition, Queenstake issued the underwriters compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”).  The Compensation Options were exercisable to acquire 1,712,700 units of Queenstake at a price of Cdn $0.50 per unit until October 8, 2005.  The Compensation Options expired unexercised.

During December 2004, Queenstake’s common shares were approved for listing on the AMEX and commenced trading under the ticker symbol “QEE”.

On March 23, 2005, Queenstake successfully completed an equity financing at the maximum offering amount (the “Offering”) through a syndicate of agents (the “Agents”) for aggregate cash proceeds of $24.8 million (Cdn $30.0 million).  The aggregate cash proceeds included Cdn $10.0 million raised pursuant to the exercise by the Agents of an over-allotment option.  The total Offering consisted of 100 million units (the “Units”), with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit.  Each whole common share purchase warrant (50 million warrants in total) could be exercised to acquire one additional common share at a price of Cdn $0.40 until March 23, 2007.  On March 23, 2007, 45,950,000 outstanding warrants related to this financing expired unexercised.  The Agents received a 5% commission on the gross proceeds of the Offering.

On June 22, 2005, Queenstake issued 25,987,200 common shares pursuant to an equity financing for $5.9 million through a syndicate of underwriters (“Underwriters”).  The offering was priced at Cdn $0.28 per share.  The Underwriters received a 4% commission on the gross proceeds of the offering.

In August 2005, Queenstake implemented a redevelopment plan to optimize operations and reduce operating costs in response to development shortfalls at Jerritt Canyon and increasing industry costs.  The redevelopment plan represented a re-engineering to optimize value and cash flow from the Jerritt Canyon mine assets given constraints with manpower, mining equipment, and increasing commodity costs.  The plan was a substantial change in mine and processing practices at Jerritt Canyon to focus on accelerated underground development, higher grade production and reduced mill processing rates to align mill throughput with an optimal mining rate.  The average grade of ore processed in the second half of 2005 increased to approximately 0.25 ounce of gold per ton (opt), representing n approximate 20% increase from the first half of 2005.  The mill processing rate was scaled back from operating two roasters together to one roaster at a time for an average of between 2,500 and 2,700 tons per day, approximately 25% lower than the processing rate in the first half of 2005.  In addition, daily batch crushing and grinding of mill feed was scheduled during off-peak hours for lower energy rates.  The processing rate could be increased in the future should Jerritt Canyon’s capacity to produce higher grade ore from underground mining improve or to accommodate additional mill feed from third-party sources.

On April 13, 2006, Queenstake closed an equity private placement with Newmont Canada Limited, a subsidiary of Newmont Mining Corporation (“Newmont”), whereby Newmont purchased 28.5 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of $10.2 million (Cdn $11.6 million).  As part of the private placement, Newmont received warrants exercisable to acquire up to 28.5 million additional common shares of

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Queenstake at a price of Cdn $0.55 through April 12, 2010. These warrants, although currently out of the money, would generate Cdn $15.7 million in cash if exercised.  Through April 13, 2008, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings.  Proceeds of this private placement are being used to fund exploration and for other corporate uses.  Coincident with the closing of the equity private placement, an affiliate of Newmont conveyed by mineral lease three of its Nevada early-stage exploration properties to Queenstake.  The properties are subject to a sliding scale net smelter return royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.  In addition, another affiliate of Newmont entered into an agreement to sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility.  The contract calls for Queenstake to purchase at least 500,000 tons per year of ore or concentrate over two years.  Queenstake is paying Newmont the net amount for the recoverable ounces in the purchased concentrates and ore, less commercial terms for processing and refining.  Ore purchases with Newmont may continue for up to three additional years to the extent Queenstake has spare processing capacity.  The purchase of Newmont’s concentrates and ore is ultimately expected to increase the Jerritt Canyon mill throughput to approximately 95% of its previously demonstrated capacity of approximately 1.5 million tons per year, which is expected to lower Queenstake’s unit operating costs by spreading the fixed costs over more ounces produced.

As a result of the Newmont agreements, Queenstake planned to increase processing capacity at the mill to full capacity however mechanical issues at the mill have delayed this plan.

At the end of the third quarter of 2006, the Company instructed its financial advisors Blackmont Capital Inc. of Toronto to assist the Company in evaluating and pursuing strategic alternatives regarding the long-term value of Queenstake’s assets.  As a result of this process, on March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Corp. (“Yukon-Nevada”).  See “The Arrangement” in the Joint Information Circular for more details.

The Company expects to close the Queenstake-YGC business combination in the second quarter of 2007.  Upon closure of the combination, the new Board of Directors and management of Yukon-Nevada will determine the production outlook, exploration and capital investment levels, and strategic focus in order to deliver maximum value from the Jerritt Canyon operation and assets.

In July 2006, the Company received notification from the Nevada Department of Environmental Protection that an evaporation pond was required to be constructed at Jerritt Canyon to facilitate future mine closure.  The evaporation pond was constructed through the third and fourth quarters of 2006 and is expected to be commissioned in the second quarter of 2007.  The pond, which is expected to cost approximately $9.0 million, will provide risk mitigation in tailings solution handling and a reduction in the estimated closure time period.

On January 15, 2007, Queenstake closed a secured convertible bridge loan financing facility (the “Facility”) of $8 million with Auramet Trading LLC.  The borrowed funds, less costs of the transaction, primarily paid the costs of the new evaporation pond at the Jerritt Canyon operations which was mandated by the Nevada Department of Environmental Protection (“NDEP”).  Queenstake is pursuing reimbursement for such costs under its reclamation insurance policy with American International Specialty Lines Insurance Company, a subsidiary of AIG (the “Insurer”), but the timing and receipt of such reimbursement is uncertain.  The Facility has an interest rate of 12.9% per annum and is repayable no later than May 31, 2007 (extended from April 30, 2007) in cash, or at the option of Auramet, part or all of the Facility may be repaid in common shares of Queenstake at a conversion price of $0.22 per share.  The costs of the Facility include a 3.5% underwriting fee in respect of which Auramet elected to receive partial payment with 1,464,579 Queenstake common shares.  In addition, Auramet received share purchase warrants exercisable to acquire 10 million Queenstake common shares for a term of one year at an exercise price $0.22 per share.  Queenstake and Auramet have agreed in principle to extend the term of the Facility to June 30, 2007 in consideration for a proposed reduction in the conversion price to convert the Facility from $0.22 per share to $0.135 per share.  The amendment is subject to regulatory approval and definitive documentation.  This Facility was necessary as a result of delays in the ongoing discussions with the Insurer for the as yet unresolved reimbursement of the costs of the evaporation pond. Queenstake and its legal advisers believe that reimbursement for the cost of the evaporation pond is covered under its reclamation insurance policy, which includes coverage in respect of reclamation-related costs arising as a result of changes in applicable environmental laws and government mandates.

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Queenstake filed suit on January 19, 2007 against the Insurer in the United States District Court for the District of Colorado.  The suit seeks over $8.4 million in damages as a result of the Insurer’s failure to reimburse Queenstake under its reclamation costs insurance policy for the costs to construct the evaporation pond.  Queenstake’s legal action is currently being referred to arbitration for resolution and Queenstake will continue to pursue this matter with the Insurer.

NARRATIVE DESCRIPTION OF THE BUSINESS

Business of Queenstake

Queenstake is a gold mining and exploration company.  The Company’s principal asset and only current source of gold production is the 100% owned Jerritt Canyon gold mine in Nevada, U.S.A, acquired on June 30, 2003.  Jerritt Canyon is an operating gold complex with two producing underground mines and a 1.5 million ton per year capacity processing plant. In addition, the approximately 119-square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets, and potential to expand the currently defined mineral reserves and resources proximal to the producing mines.

In November 2006, Queenstake entered into an agreement with the Nevada operating subsidiary of Newmont Mining Company (“Newmont”) whereby Queenstake agreed to process loaded carbon for Newmont utilizing existing excess capacity in Queenstake’s carbon stripping circuit.  This agreement was supplemental to the ore and concentrate contract entered into with Newmont earlier in 2006 (see “General Development of the Business” above).  Newmont agreed to pay a processing fee to Queenstake, and Queenstake agreed to strip the gold from the loaded carbon while maintaining total segregation of the Newmont carbon from Jerritt Canyon carbon.  As of December 31, 2006 Queenstake owed $11.2 million to Newmont for loaded carbon delivered to the Jerritt Canyon site awaiting processing.  During 2006, Queenstake recognized $0.7 million in revenue for carbon processed under this agreement.  As of March 29, 2007, Queenstake has processed all Newmont loaded carbon.  The current contract extends through to April 30, 2007.

Qualified Persons

Technical information provided herein for the Jerritt Canyon is primarily based upon information contained in a report (the “Technical Report”) entitled “Technical Report Jerritt Canyon Mine” prepared by SRK Consulting (U.S.), Inc. (“SRK”), dated April 2007.  The Technical Report was prepared in compliance with NI 43-101.  Mr. Landy Stinnett is the principal “qualified person” under NI 43-101 for the Technical Report.  The information contained in this section has been largely summarized from the Technical Report.  The Technical Report will be filed on SEDAR and Queenstake Shareholders are urged to read the Technical Report in its entirety at www.sedar.com.

Jerritt Canyon Mine

Property Description and Location

The Jerritt Canyon mine is located in Elko County, Nevada within the Independence Mountain Range, approximately 50 miles north of the City of Elko, Nevada.  Elko  County has a population of approximately 34,000 and is serviced by regular scheduled air service from Salt Lake City, Utah.  All services required by the Jerritt Canyon Mine operation are readily available in the surrounding area.  Access to the property is by means of State Road 225, a paved road, to the main entrance road to the mine where the administrative offices are located.

Jerritt Canyon operations are conducted on a combination of public and private lands, with the mines and mining related surface facilities located primarily on public lands and the process plant, administrative facilities and tailings impoundment located on private lands.  The Company’s 100% owned Jerritt Canyon property interests cover an area of approximately 119 square miles, containing a total of 3,066 owned and leased mineral claims, 12,433 acres of fee lands,  934 acres of patented mineral claims and 11,080 acres of leased fee land with mineral rights.

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

The climate is characterized by winters with temperatures between 0 and 40 degrees Fahrenheit and summer temperatures between 35 and 85 degrees Fahrenheit.  Average annual precipitation at the tailings impoundment area is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches.  A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas.  The administration offices, process plant and tailings impoundment are located at an elevation of approximately 6,400 feet; the mines are located at elevations up to 8,000 feet.

The primary regulatory oversight of the Jerritt Canyon Mine is by the U.S. Forest Service (“USFS”), due to the mining activity being located on a combination of public and private lands, and by the Nevada Division of Environmental Protection (“NDEP”).

Since the initial Plan of Operations was approved in 1980, there have been at least 45 submittals to the USFS, including three subsequent Plans of Operation and Amendments or Modifications to approved Plans of Operation. Development of identified ore bodies from the existing underground mine surface facilities is expected to require only administrative approval.

The NDEP regulates the approval of the Jerritt Canyon’s Water Pollution Control Permit, Air Quality Permit, Stormwater Discharge Permit, Underground Injection Control Permit, Dams Safety Permit and Reclamation Permit. All permits are current and in good standing.

Sierra Pacific Power Company, the only electric public utility in the area, provides electric power to the mine.

Geological Setting and Deposit Types

The Jerritt Canyon district deposits are hosted by a Paleozoic sedimentary sequence that underlies the Independence Mountain range and consists of four distinct assemblages:  (1) the western facies (upper plate of the Roberts Mountain thrust fault), (2) the eastern facies (lower plate of the Roberts Mountain thrust fault), (3) the Schoonover sequence, and (4) the Antler overlap sequence. The western facies consists of chert, argillite, siltstone, shale, quartzite, and limestone-greenstone complex and is considered to be a deep-water sequence.  The eastern sequence is a Cambrian to Silurian continental shelf carbonate sequence that includes the Hanson Creek Formation, and the Roberts Mountains Formation, which are the main hosts to the gold mineralization in the district.

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hanson Creek Formations of the eastern facies.  The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones.  The Hanson Creek Formation is divided into five members and consists of medium-grained limestone, dolomitic limestone, carbonaceous micrites, and chert beds.

Mineralization

Gold mineralization at Jerritt Canyon is preferentially found within the base of the Roberts Mountains Formation and the Upper Hanson Creek Formation.  Gold mineralization is structurally controlled by high angle northwest and northeast trending structures that acted as conduits for mineralizing fluids.  Much of the higher grade, more continuous gold mineralization occurs where two sets of high angle structures intersect and cut the favourable stratigraphic intervals that contain high proportions of clay-sized materials.  The deposits are considered to be Carlin-type, sediment-hosted, replacement fine-grained gold in carbonaceous sediments.  Gold occurs as very fine-grained particles deposited in carbonates and fine-grained, calcareous, clastic sedimentary rocks.

History

In 1972, FMC Gold (renamed Meridian Gold Inc. in 1996) discovered a disseminated gold deposit in the Jerritt Canyon area.  In 1976, FMC Gold formed a joint venture with Freeport McMoRan Inc., to explore and develop the area, and mining at Jerritt Canyon commenced in 1981.  In 1990, Freeport McMoRan Inc. sold its interest in Jerritt Canyon to a predecessor of AngloGold. Since inception, mining has continued uninterrupted at Jerritt Canyon,

8

producing over 7.5 million ounces of gold to date.  Open pit mining occurred from 1981 through 1999; underground mining started in 1993. Annual production, prior to Queenstake’s acquisition, had historically averaged between 300,000 and 350,000 ounces of gold, at historical cash operating costs ranging from $245 to $270 per ounce.  The previous owners of the Jerritt Canyon mine had planned to shut the operation down by the end of 2004.  Queenstake acquired the Jerritt Canyon Mine pursuant to a definitive asset purchase and sale agreement dated May 30, 2003 among Queenstake, subsidiaries of AngloGold Limited and Meridian Gold Inc.

Exploration and Development

During 2005, the Company spent $19.7 million for underground development, major haulage-ways, ventilation raises, definition drilling, capital resource development, sustaining capital and related activities to provide long-term infrastructure and stope access within the mines.

During 2006, the Company invested $31.9 million, including $8.4 million for construction of an evaporation pond, in underground development, definition drilling, sustaining capital and other capital projects.  Significant capital investments during the year included one new Elphinstone loader, one rebuilt Caterpillar 16g motor grader, ore pad improvements to support the Newmont purchased ore, three carbon screens, one rebuilt six-yard loader, Starvation Canyon area permitting and the evaporation pond.

Much of the exploration done throughout the Jerritt Canyon district in past years was in search of either shallow open pit targets or multi-million ounce targets.  During the few years prior to the Company’s acquisition of Jerritt Canyon, known reserves were not aggressively expanded and advanced stage targets were not aggressively followed up.  Management of the Company believes that with a significant investment in surface and underground exploration activities, there is potential for significant reserve and resource expansion that would essentially represent extensions of the known ore bodies.  In addition, management of the Company believes that the property offers potential for discovery of significant new ore bodies resulting from systematic district scale exploration.

Exploration continued during 2006 but was limited both by availability of funding and drill rigs as well as the need to focus on near mine resource conversion to meet short term production needs at the expense of long term district exploration.  The Company expensed $4.9 million for surface drilling programs completed in 2006.

The Starvation Canyon area exploration program continued to improve continuity of gold mineralization encountering one of the best drill intercepts in the three-decade history of Jerritt Canyon: an intercept at Starvation Canyon of 140 feet with an average grade of 0.46 ounces of gold per ton.

Mineral Processing and Metallurgical Testing

Much of the ore processed at Jerritt Canyon has high clay content, particularly in winter, and also has a high moisture content leading to serious handling problems, particularly the plugging of chutes.  Freezing and mud in winter also contribute to handling problems.  As a result of these conditions, the processing plant capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed, due to snowfall and ice.  The mineral processing operation at Jerritt Canyon is very complex and is one of only three processing plants in Nevada that uses roasting in its treatment of refractory ores.  Initially, Jerritt Canyon was designed to process oxide and mildly refractory gold ores by conventional cyanidation using chlorine gas for pre-oxidation of the refractory ores.  In 1989, the roasting circuit was added to the process for the treatment of highly refractory ores which are now being mined and processed at Jerritt Canyon.

The unit operations at the Jerritt Canyon processing plant are comprised of the following circuits:

•                  Primary crushing;

•                  Secondary crushing;

•                  Fine ore drying;

•                  Tertiary crushing;

•                  Dry grinding;

•                  Roasting;

9

•                  Carbon-in-leach (“CIL”) with cyanidation and carbon adsorption;

•                  Carbon stripping;

•                  Carbon reactivation;

•                  Merrill-Crowe process using zinc cementation of gold and silver;

•                  Precipitate refining;

•                  Oxygen plant; and

•                  Tailings impoundment.

Environmental Concerns

As is common for mining operations in Nevada, there are numerous environmental obligations associated with Jerritt Canyon that are related to ongoing operations as well as future mine closure and reclamation.  Environmental management systems are in place and there are qualified environmental staff onsite at Jerritt Canyon.  Various mitigation programs are in place as required under the various plans of operations that have been filed and approved for the project.  Except for the evaporation pond mandated by the NDEP in 2006 at a cost of $9.0 million, no unusual costs associated with any of these programs have been identified.  Approved reclamation plans are in place and Jerritt Canyon is progressing with concurrent reclamation in an orderly manner.  Final reclamation obligations for the project include closure of the tailings impoundment and waste rock dumps, reclamation of pits by partially backfilling the pits with mine waste from underground operations, sealing of underground portals and dismantling of buildings and structures.  Current geochemical characterization of the waste rock produced from mining operations has demonstrated the waste rock to be generally non-acid generating.  See “Narrative Description of the Business - Environmental Insurance Policy” for details of Queenstake’s environmental insurance policy.

Mineral Resource and Mineral Reserve Estimates

Table 1 below summarizes proven and probable mineral reserves that total 485,700 ounces of gold contained in 2.0 million tons at an average gold grade of 0.245 ounces of per ton (opt) at December 31, 2006, based on a three-year average gold price of $485 per ounce.  Measured and indicated resources, including reserves, were estimated at 1.9 million ounces of gold contained in 8.2 million tons at an average gold grade of 0.232 opt.  Queenstake also estimated inferred resources of 2.4 million tons at an average gold grade of 0.226 opt for 545,200 ounces of gold.  Queenstake’s proven and probable reserves and measured, indicated and inferred resources were audited and verified by SRK as satisfying the standards of NI 43-101.

Proven and probable mineral reserves decreased by 392,200 ounces or 45%, and measured and indicated resources decreased by 0.2 million ounces or 10% between year-end 2005 and year-end 2006.  Proven and probable mineral reserves at December 31, 2006 were lower than in 2005 largely due to an increase in the mining unit costs, an increase in cutoff grade, depletion due to 2006 production, remnant ounces condemned with the scheduled 2006 shutdown of the Murray Mine and, elimination from reserves of ounces below the water table at the Smith Mine.  The continued application of smaller, narrower blocks in mine planning enhanced the overall quality of the resources and reserves.  The proven reserve component of total proven and probable reserves was 36% in 2006, unchanged from 2005.  Expenditures for district exploration and surface drilling were $4.9 million in 2006, compared to $3.9 million in 2005.

Reserve and resource estimates have been developed from extensive surface and underground drilling data using geology-constrained standard kriging and polygonal methods using MineSight modeling and planning software.  Mineral resources are contained in about 20 mineral deposits in the Jerritt Canyon area.  Block modeling techniques supported by relatively small block sizes are used.  Cutoff grades have been calculated for each of the mines using cost estimates and plant recovery estimates derived from December 2006 actual year-to-date values.  Factors for mining dilution were included.

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Table 1 (1,2,3,4,5)  (see notes following Table 2)

JERRITT CANYON ESTIMATED PROVEN & PROBABLE RESERVES - December 2006

	PROVEN			PROBABLE			TOTAL
Deposit	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)
Murray	17.3	0.275	4.8	1.1	0.120	0.1	18.4	0.266	4.9
Smith	97.8	0.385	37.6	171.2	0.302	51.8	269.0	0.332	89.4
SSX-Steer	440.3	0.262	115.4	299.1	0.272	81.4	739.4	0.266	196.8
Saval	11.4	0.200	2.3	108.8	0.250	27.2	120.2	0.246	29.5
Starvation Canyon	—	—	—	369.6	0.305	112.9	369.6	0.305	112.9
Wright Window	—	—	—	32.6	0.226	7.4	32.6	0.226	7.4
Sub Total	566.8	0.282	160.1	982.5	0.286	280.8	1,549.3	0.285	440.9

Stockpiles	69.3	0.198	13.7	366.3	0.085	31.1	435.7	0.103	44.8

Total	636.1	0.273	173.8	1,348.8	0.231	312.0	1,984.9	0.245	485.7

Table 2, below, summarizes the estimated measured, indicated and inferred resources, calculated in accordance with National Instrument 43-101.  Mineral reserves, as shown in Table 1 above, are included in measured and indicated resources.  Underground resources are calculated using a gold cut-off grade of 0.150  opt; open pittable resources are calculated using a gold cut-off grade of 0.075 opt.

Table 2 (1,2,3,4,5)

	Measured			Indicated			Measured + Indicated			Inferred
Deposit/Area	ktons	opt	Cont’d koz	ktons	opt	Cont’d koz	ktons	opt	Cont’d koz	ktons	opt	Cont’d koz

MURRAY	155.8	0.310	48.3	26.6	0.269	7.1	182.4	0.304	55.4	90.4	0.228	20.6
MURRAY ZONE 9	0.0	—	0.0	210.9	0.277	58.5	210.9	0.277	58.5	61.6	0.209	12.9
SSX	1,735.2	0.259	448.6	597.3	0.286	170.7	2,332.5	0.266	619.3	929.7	0.230	213.4
SMITH	601.2	0.311	186.8	463.1	0.264	122.3	1,064.4	0.290	309.1	541.6	0.231	125.3
SMITH EAST	0.0	—	0.0	997.7	0.281	280.5	997.7	0.281	280.5	120.4	0.264	31.7
SAVAL	12.3	0.227	2.8	357.0	0.255	91.1	369.3	0.254	93.9	191.2	0.238	45.5
STARVATION	0.0	—	0.0	636.6	0.290	184.3	636.5	0.290	184.3	51.2	0.278	14.2
WRIGHT WINDOW	0.0	—	0.0	97.8	0.156	15.2	97.8	0.156	15.2	19.0	0.229	4.3

Subtotal	2,504.6	0.274	686.4	3,386.9	0.275	929.8	5.891.5	0.274	1,616.2	2,005.2	0.233	468.0
Stockpiles	69.3	0.198	13.7	1,158.0	0.059	68.2	1,227.3	0.067	81.9	0.0	—	0.0

Pit Resources	0.0	—	0.0	454.9	0.144	65.7	454.9	0.144	65.7	122.7	0.129	15.8

U/G Resources	0.0	—	0.0	629.5	0.228	143.5	629.5	0.228	143.5	286.9	0.214	61.4

Total	2,573.9	0.272	700.1	5,629.3	0.214	1,207.1	8,203.2	0.232	1,907.2	2,414.8	0.226	545.2

(1)   Based on a gold price of $485 per ounce.

(2)          “Resources” or “resource” used in this document are as defined in NI 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (“SEC”). Mineral resources are not reserves and do not have demonstrated economic viability.  Contained metal estimates remain subject to factors such as mining dilution and process recovery losses.  Key assumptions and methods used in deriving proven and probable reserves, and measured and indicated resources are as described in this document and the Technical Report.

(3)          U.S. investors are advised to read the Cautionary Statement on page v in the Information Circular to which this Appendix is attached.  It cannot be assumed that part or all of the mineral deposits termed “resources” may ever demonstrate economic viability to become reserves and the term “inferred resources” is not recognized by the SEC and it cannot be assumed that part or all of an inferred resource will ever be upgraded to a higher category.

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(4)          For Queenstake, the Qualified Persons for the technical information contained in this document are Messrs. Dorian L. (Dusty) Nicol, President and Chief Executive Officer, Robert Todd, Manager of Technical Services, and Donald G. Colli, Manager of Mineral Resources.

(5)          For SRK, in connection with the Technical Report, the Qualified Person is Mr. Landy Stinnet, Associate Mining Engineer.

Although Queenstake has carefully prepared and verified the mineral resource and reserve figures above (and elsewhere in this document), such figures are estimates, and there can be no assurance that the indicated amount of gold will actually be mined and processed.  See also “Risk Factors”.

The net reduction in reserves at December 31, 2006 compared to the previously estimated reserves at December 31, 2005 is comprised of depletion due to production, reclassification of ounces from reserve to resource as a result of increases in the mining unit costs, increase in cutoff grade, remnant ounces condemned with the scheduled shutdown of the Murray Mine in 2006 and, elimination from reserves of ounces below the water table at the Smith Mine.

Except for ore stockpiles, substantially all the current reserves at Jerritt Canyon are contained in deposits being developed, or to be developed, and mined by underground methods. Once the mineralized envelopes and gold grades are estimated, the mine geologists draw grade envelopes (based on cutoff grade), using the block model values, existing adjacent development and the cutoff grades provided by engineers for each mine.  In order to determine the portion of the measured and indicated resource that would qualify for proven and probable reserve status, it is necessary to configure the measured and indicated resource into mineable shapes for the selected mining method, and then apply tests for economic viability and include factors for mining dilution and recovery.

Resources at Jerritt Canyon have been developed from extensive drilling data, using geology-constrained standard kriging and polygonal methods and using a mine modeling and planning software package.  Mineral resources are contained in 16 mineral deposits in the Jerritt Canyon area.  The operation employs block modeling techniques supported by relatively small block sizes.

Exploration drilling programs at Jerritt Canyon are predominantly reverse circulation surface drilling and occasionally, surface core drilling, followed by underground drilling with core holes. Underground production sample drilling consists of reverse circulation and rotary percussion drilling.

All assaying at Jerritt Canyon follows accepted industry standards using industry practices at recognized laboratories. Samples from surface drilling both core and reverse circulation are sent to an outside laboratory for assaying. Blanks or standards are routinely submitted with these samples. Underground drill samples are sent to the Jerritt Canyon laboratory (the “JC Laboratory”) on site. The JC Laboratory has all the normal sample preparation equipment and facilities. The JC Laboratory operates continually with a crew of 16 and does about 500 fire assays per day with a 24-hour turnaround from receipt of sample to reporting of assays. Several programs are followed to track assay quality including internal checks, check samples sent in by the mine department, weekly dispatch of samples to other laboratories, and participation in a round-robin program with other mining laboratories in the area where random samples are sent out and others received. Blanks, standards, and/or pulps are routinely submitted with the sample stream. Check samples of core holes (pulps) are sent to outside laboratories for analysis. Pulps and coarse rejects form one outside laboratory are routinely submitted to another outside laboratory for analysis.

The vast majority of drill holes (except rotary percussion holes) are measured for downhole deviations and recorded in the database. Very few exploration holes do not get measured for deviation. This may occur in shallow vertical holes, when holes collapse or when logistics are such that timely measurement is not permitted.

The geological data are normally maintained in MineSight software for interpretation and mine plan modeling at each mine.

Sample Preparation, Analyses and Security

The mine utilizes Queenstake’s JC Laboratory for analytical work on the underground samples with check samples sent out to an independent assay lab for comparisons. The samples for most of the surface drilling in the West Dash resource area in 2006 were also analyzed at the JC Laboratory. The assay lab is located in a separate building close

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to the ore processing plant. The laboratory has all the normal sample preparation equipment and facilities.  The laboratory operates continually with a crew of 16 and performs about 500 fire assays per day with a 24-hour turn around from receipt of sample to reporting of assays.

A rotary (automatic) 1:4 split (50 rotary cuts minimum) follows first stage crushing.  Core samples first stage crush to 99% -1 inch prior to split; all other types are typically —1/2 inch prior to first stage split.  Second stage crushing (99% - 3/8 inch) automatically passes through a rotary splitter (50 cut minimum).  The assay split is then pulverized in a plate mill to 95%-150 mesh and blends for five minutes on a rotary blending wheel.  The samples are placed in bar coded sample cups and transferred to fire assay.

A tray of 24 thirty-gram charge crucibles is prepared with a standard litharge flux.  Each sample is weighed at one assay ton. Of 24 samples on each tray, one is a repeat sample, one is a standard, one is a blank, and one is a blind standard inserted into the sample stream by the geology department.  The samples are fired by the method of fusion/cupellation, with a gravimetric finish.  The balance used for the final weighing is a Cahn C-30 microbalance that is serviced and calibrated on a semi-annual basis.

The laboratory in-house Quality Assurance/Quality Control procedure for checking the accuracy of the Jerritt Canyon lab consists of submitting saved duplicate samples of the mill feed and tail daily samples to outside labs for comparison.  These samples are submitted on a weekly basis to either of two independent assay labs.  The data is compiled from the Jerritt Canyon daily assay sheet and compared with the results from the two outside labs. The results of the comparison are entered into a statistical program and a running check is maintained on the data.

Surface reverse circulation and diamond drilling samples are sent to independent assay labs.  Samples above 0.100 opt gold are routinely fire assayed with a gravimetric finish. Blanks, standards, and pulps are routinely inserted into the sample stream for Quality Assurance/Quality Control, and check assays.

Data Verification and Quality Assurance and Quality Control Programs

The Jerritt Canyon mine has tens of thousands of drillholes throughout the land package in the active mines, mined out areas, and exploration targets.  Over the years the property has been the subject of many audits in which data verification procedures were carried out.

In June 2000, an independent consultant conducted a review and audit of resources and reserves of the Jerritt Canyon operation. The consultant reviewed the database used at Murray and SSX mines, and did not find any significant errors or problems.

Another independent consultant reviewed a portion of the database as part of its due diligence review of the Jerritt Canyon operations in early 2003.  Checks of several records of the SSX mine database performed against original logs confirmed the assays values and geological-geotechnical codes.  Data validation checks identified a few errors in the drillhole database such as duplicate holes and missing intervals in downhole surveys which were then corrected.

In 2004 and 2005 the same independent consultant conducted reviews of Jerritt Canyon resources and reserves, during which they performed checks on several drillhole records and original assay certificates against the database.  Their focus was new resource and reserve areas.  Data validation identified minor errors in 2005 that were then corrected, and no errors in 2004.

In January 2006, SRK conducted data validation checks as part of its review of the Jerritt Canyon resources and reserves.  The database in new reserve areas such as Starvation Canyon and West Dash were checked against the original logs and assay certificates and no errors were found.  Spot checks were also performed on the resource and reserve tables for tons and grade and no errors were found.

The geology department has largely completed the task of storing drillhole logging information and assay data into the AcQuire database package.  Assay data are directly downloaded from the lab (both commercial and Jerritt Canyon’s) and go through automatic and visual validations before being recorded, thus eliminating data entry errors.

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It is SRK’s opinion that Jerritt Canyon is conducting exploration and development sampling and analysis programs using standard practices and that the data can be effectively used in the estimation of resources and reserves.

Future Work

Upon completion of the Queenstake-YGC combination, the new Board of Directors and management of Yukon-Nevada will determine the production outlook, exploration and capital investment levels, and strategic focus in order to deliver maximum value from the Jerritt Canyon operation and assets.

Environmental Insurance Policy

Queenstake has arranged an environmental risk transfer program (the “ERTP”) underwritten by American Insurance Group Environmental (“AIG”), a division of American International Companies. Under the terms of the ERTP, the Company deposited $25.8 million into an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal, plus interest earned, will be used to pay for mine closure and reclamation liabilities. The ERTP also includes a closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by Queenstake.  The insurance component provides insurance coverage in the event that reclamation costs exceed those provided for by the Commutation Account.  If the ultimate reclamation costs are less than the amount in the Commutation Account, Queenstake would be refunded the excess cash.  In the event that the reclamation cost is more than the Commutation Account balance, the insurance portion of the ERTP is activated and AIG would pay the excess costs up to a defined maximum. The ERTP also includes pollution legal liability insurance coverage for third-party damage claims against Queenstake for both pre-existing pollution conditions and new pollution conditions for a period of five years commencing June 30, 2003.  In addition to reclamation insurance, AIG has posted a total of $39.4 million in surety bonds with the U.S. Forest Service and the Nevada Division of Environment Protection.  For these services, Queenstake paid AIG premiums totalling $5.9 million in addition to establishing the Commutation Account.  Management of Queenstake believes that the ERTP effectively limits Queenstake’s Jerritt Canyon reclamation and mine closure liabilities to the amount of the Commutation Account with respect to obligations existing at June 30, 2003.  See “General Development of the Business” for details of litigation commenced by Queenstake for recovery under the reclamation policy.

Other Property Holdings

Queenstake has no material mineral properties other than Jerritt Canyon.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
AND MANAGEMENT DISCUSSION AND ANALYSIS

Selected Consolidated Annual Information

The following is a summary of certain selected consolidated financial information, which is qualified by the more detailed information appearing in the financial statements of Queenstake attached as Appendix G to this Circular.  Queenstake’s fiscal year ends on December 31 of each year.  The financial statements of Queenstake included in this Circular are for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004.

	Years Ended December 31
	2006	2005	2004
Total Revenues	$102.9	$90.2	$100.4
Total Expenses	123.7	109.9	122.5
Net Loss	(20.8)	(19.7)	(22.1)
Net Loss Per Common Share basic and diluted	(0.04)	(0.04)	(0.06)
Dividends	—	—	—

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Quarterly Information — Fiscal year ended December 31, 2006

The following is a summary of Queenstake’s financial operations on a quarterly basis during the fiscal year ended December 31, 2006.

	Three Month Period Ended March 31, 2006	Three Month Period Ended June 30, 2006	Three Month Period Ended September 30, 2006	Three Month Period Ended December 31, 2006
Total Revenues	$15.8	$32.2	$26.6	$28.3
Total Costs and Expenses	$21.6	$31.5	$34.7	$35.9
Net Income (Loss)	(5.8)	0.7	(8.1)	(7.6)
Net Income (Loss) Per Common Share basic and diluted	(0.01)	—	(0.01)	(0.02)
Dividends	—	—	—	—

Quarterly Information — Fiscal year ended December 31, 2005

The following is a summary of Queenstake’s financial operations on a quarterly basis during the fiscal year ended December 31, 2005.

	Three Month Period Ended March 31, 2005	Three Month Period Ended June 30, 2005	Three Month Period Ended September 30, 2005	Three Month Period Ended December 31, 2005
Total Revenues	$21.7	$21.7	$24.1	$22.7
Total Costs and Expenses	$28.8	$27.4	$28.4	$25.3
Net Loss	(7.1)	(5.7)	(4.3)	(2.6)
Net Loss Per Common Share basic and diluted	(0.02)	(0.01)	(0.01)	(0.01)
Dividends	—	—	—	—

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Estimates

The preparation of its consolidated financial statements requires Queenstake to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Queenstake’s critical accounting estimates relate to the estimate of mineral reserves and asset retirement obligations.

Mineral Properties

Queenstake capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value.  Queenstake’s policy is to capitalize long-term mine development and reserve expansion program costs incurred within, or contiguous to, known mineral reserves.  These costs constitute a significant portion of the Jerritt Canyon property, plant and equipment and are amortized on a units-of-production basis over estimated mineral reserves.  Under this method, depletion cost, and therefore net book values of mining property and capitalized development is directly affected by Queenstake’s estimate of proven and probable mineral reserves at Jerritt Canyon.  In addition, the useful lives of plant and equipment may be limited by the expected mine life which is dependent on mineral

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reserves.  Queenstake most recently engaged SRK, to review Queenstake’s mineral reserve and resource estimates, and to prepare the Technical Report in conformance with NI 43-101, which is being filed on SEDAR.  If these estimates prove inaccurate, or if Queenstake revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of mineral reserves is reduced, Queenstake could be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of depreciation and depletion expense, both of which would reduce Queenstake’s earnings and net assets.  Queenstake does not currently anticipate any significant impact to the Jerritt Canyon mineral reserve estimate.

Queenstake also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, Queenstake would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which could reduce Queenstake’s earnings and net assets.

Queenstake has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards.  It is possible that Queenstake’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations; the extent of environmental remediation required or completed the means of reclamation or changes in cost estimates.  Currently, reclamation and closure obligations are currently funded by Queenstake by means of the restricted cash account established with Queenstake’s Insurer.

Results of Operations

The following discussion of the results of operations of Queenstake for the fiscal years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the consolidated financial statements of Queenstake attached as Appendix G to this Circular and related notes included therein.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Queenstake reported a net loss of $20.8 million ($0.04 per share) for the year ended December 31, 2006 as compared to a net loss of $19.7 million ($0.04 per share) for the year ended December 31, 2005.  The principal components of the loss for the year ended December 31, 2006 were: loss from operations of $21.4 million, other income, net of expense of $0.9 million, foreign exchange gain of $0.1 million related to Company’s Canadian cash reserves, gain on disposal of assets of $0.1 million related to the sale of excess mine equipment and, loss on write-down of assets of $0.2 million related to a failed pinion gear in the processing mill.  Principal components of the loss for the year ended December 31, 2005 were: loss from operations of $20.5 million, $0.4 million interest expense, $0.9 million other income (net), foreign exchange gains of $0.2 million, and gain on disposal of assets of $0.1 million.

During the year ended December 31, 2006, revenues of $102.2 million were generated from the sale of 167,762 ounces of gold at an average realized gold price of $609 per ounce.  Also during 2006, Queenstake generated $0.7 million in revenue from the processing of loaded carbon for Newmont.  Revenues for the year ended December 31, 2005 were $90.2 million generated from the sale of 202,684 ounces at an average realized gold price of $445 per ounce.

Other income, net of other expense of $0.9 million and $0.9 million for the full-year 2006 and 2005, respectively, were primarily the result of interest earned on surplus cash balances.  A foreign exchange gain of $0.1 million in 2006 and $0.2 million in 2005 reflected the strengthening of the Canadian dollar against the United States dollar as applied to Queenstake’s Canadian dollar cash reserves during the year.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Queenstake reported a net loss of $19.7 million ($0.04 per share) for the year ended December 31, 2005 as compared to a net loss of $22.1 million ($0.06 per share) for December 31, 2004.  Principal components of the loss

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for the year ended December 31, 2005 were: loss from operations of $20.5 million, $0.4 million interest expense, $0.9 million other income (net), foreign exchange gains of $0.2 million, and gain on disposal of assets of $0.1 million.  Principal components of the loss for the year ended December 31, 2004 were:  loss from operations of $18.0 million, $4.9 million from interest expense, and $0.1 million from foreign exchange losses which were offset by other income, net of expense of $0.9 million.

During the year ended December 31, 2005, revenues of $90.2 million were generated from the sale of 202,684 ounces of gold at an average realized gold price of $445 per ounce.  Revenues for the year ended December 31, 2004 were $100.4 million generated from the sale of 245,651 ounces at an average realized gold price of $398 per ounce.

Other income, net of other expense of $1.0 million is primarily the result of interest earned during 2005 on surplus cash balances.  Other income, net of other expense of $0.9 million during the same period in 2004 includes a one-time gain of $0.6 million from the disposition of Queenstake’s wholly owned subsidiary Pangea Resources Inc., which owned 100% of the small scale Magistral gold mine in Sinaloa, Mexico and $0.3 million in interest income.

Liquidity and Capital Resources

At December 31, 2006, Queenstake had a working capital deficit of $12.4 million, a reduction of $17.2 million from December 31, 2005, primarily due to an increase in purchased ore stockpile inventories and decreased cash and cash equivalents.  Newmont continued to deliver purchased ore tons to the property throughout the year on the schedule as originally agreed and, at the current process capacity, the mill was generally not able to process the delivered tons, thereby building purchased ore inventory in stockpile.  At December 31, 2006, Queenstake was carrying $24.7 million in purchased ore inventory and loaded carbon.  Queenstake paid $7.4 million to Newmont during the full-year 2006 in accordance with the terms of the Newmont contract for purchased ore (See “General Development of the Business — Three Year History” above for details.).  At December 31, 2006, Queenstake owed Newmont $27.7 million for ore and loaded carbon delivered and Queenstake was not in default of any terms of the ore sale and purchase agreement with Newmont.

DIRECTORS AND OFFICERS

The following table sets forth, for each of the directors and executive officers of Queenstake, the person’s name, municipality of residence, position with Queenstake, principal occupation and number of common shares of Queenstake (“Queenstake Shares”) beneficially owned, directly or indirectly or over which control or direction is exercised by each of them, and in the case of directors of Queenstake, the period during which the individual has served as a director of Queenstake:

Name, Resident Municipality of Residence, Position(s) with Company(1)	Principal Occupation or Employment During the Past Five Years	Date(s) Served as a Director	Number of Queenstake Shares Held as at the Date of Circular(2)
Dorian (Dusty) Nicol Colorado, United States President, Chief Executive Officer and Director	President and Chief Executive Officer of Queenstake from March 2005 to present; Executive Vice President of Queenstake from 2003 to 2005; and Vice President Exploration of Queenstake from 1999 to 2003.	Since July 1999	26,754
Peter Bojtos(3)(5)(7) Colorado, United States Director	Director of Queenstake from June 2000 to present; a Professional Engineer; and a director of several public mining companies.	Since June 2000	108,000
Robert Zerga(4)(5) Nevada, United States Non-Executive Chairman and Director	Director of Queenstake from April 2004 to present; and a retired mining executive.	Since April 2004	Nil

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Doris A. Meyer(3)(5)(6) British Columbia, Canada Director	Director of Queenstake from May 2005 to present; President and Owner of Golden Oak Corporate Services Ltd., which provides financial and corporate compliance service to publicly traded mining companies; and a director of several public mining companies.	Since May 2005	1,133
John Ellis(4)(7) Nevada, United States Director

Director of Queenstake from May 2005 to present; Independent Consultant with respect to mines, mills and smelters for Inco Limited, Queenstake and others from 2003 to present; and Founder of Ellis Consultants, a private company providing consulting services from 2000 to present.

		Since May 2005	Nil
John W. W. Hick(3)(4)(6)(7) Ontario, Canada Director

President of John W. W. Hick Consultants, Inc.; Chairman and a Director of Silver Eagle Mines Inc. from March 2006 to present; Chief Executive Officer of Rio Narcea Gold Mines, Ltd., December 2004 to January 2006; and President and Chief Executive Officer of Defiance Mining Corp. and its predecessor company, 2001 to 2004.

		Since March 2006	Nil
Eric Edwards Colorado, United States Vice President Finance and Chief Financial Officer	Vice President Finance and Chief Financial Officer of Queenstake from March 2005 to present; Manager Administration of Kinross Gold Corporation from 2002 to 2005; and Vice President Finance of EHS Capital Partners, LLP from 2001 to 2002.	——	76,000
Wendy Yang Colorado, United States Vice President of Investor Relations	Vice President, Investor Relations of Queenstake from August 2005 to present; and Director, Investor Relations of Newmont Mining Corporation from 2000 to 2005.	——	18,000

(1)          The information as to country of residence and principal occupation, not being within the knowledge of Queenstake, has been furnished by the respective directors and executive officers individually.

(2)          The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of Queenstake, has been furnished by the respective directors and executive officers individually.

(3)          Denotes member of the Audit Committee.

(4)          Denotes member of the Compensation and Management Development Committee.

(5)          Denotes member of Corporate Governance and Nominating Committee.

(6)          Denotes member of Disclosure Committee.

(7)          Denotes member of Risk Management Committee.

Directors are elected at each annual general meeting of the shareholders of Queenstake and serve until the next annual general meeting or until their successors are elected or appointed.

As of the date hereof, the directors and executive officers of Queenstake as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 229,887 Queenstake Shares, representing 0.04% of the outstanding Queenstake Shares.

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The following are brief biographical descriptions of the directors and certain employees of Queenstake.

Dorian (Dusty) Nicol, Director, President and Chief Executive Officer

Mr. Nicol has over 30 years experience in mineral exploration.  He joined Queenstake in 1997 and was a key member of the team that brought the Magistral property in Mexico into production.  Queenstake later acquired and now operates the Jerritt Canyon Mine.

Mr. Nicol’s extensive geological experience was a major factor in the acquisition of Jerritt Canyon based on his understanding of the untested exploration potential of the property.  He has held a number of geological positions with both major and junior mining and exploration companies, including senior positions with Exxon Minerals and Renisson Gold Fields in Papua New Guinea.  He led Canyon Resources’ programs in Latin America and Castle Exploration’s programs in Central America and Africa.  Among other achievements, his initiative led to the recognition of the Santa Rosa and Cana deposits in Panama.

Mr. Nicol holds a BS in Earth Science from M.I.T. (1976) and a Masters Degree in Geology from Indiana University (1980).  He is a member of the Society of Mining Engineers and a fellow of the Society of Economic Geologists.

Peter Bojtos, Director

Mr. Bojtos has over 35 years of international experience in the mining industry from exploration through feasibility study to mine construction, operations and decommissioning.  From 1993 to 1995, he was Chairman and Chief Executive Officer of Greenstone Resources, a company that was constructing gold mines in Central America.  From 1992 to 1993, he was the President and Chief Executive Officer of Consolidated Nevada Goldfields with operations in the United States.  Prior to this, he worked for 12 years in Toronto for Kerr Addison, a Noranda group company.  He has also held various positions at mines in West Africa, the United States and Canada.

Since 1995, Mr. Bojtos has been a director of several mining and exploration companies.  He graduated from the University of Leicester, England (1972).

Robert Zerga, Director

Mr. Zerga has extensive management and operating experience in the gold mining industry.  He served as Chief Executive Officer of Independence Mining and Vice President of Minorco (USA) from 1990 to 1995 at which time he had responsibility for Jerritt Canyon.  Previously he held senior management and operations positions with Newmont Mining and Meridian Gold.  Since 1995, he has served as an independent director for several resource companies.

Mr. Zerga has a BS in Electrical Engineering from Seattle University (1964) and received an MBA from Arizona State University (1974).

Doris A. Meyer, Director

Ms. Meyer is a Certified General Accountant in British Columbia since 1985 and the President and owner of Golden Oak Corporate Services Ltd., which since 1996 provides financial and corporate mining compliance services to publicly traded mining companies.  Ms. Meyer began her career and gained much of her experience in accounting and financing for the mining industry with Queenstake Resources Ltd.   From 1982 to 1996 Ms. Meyer was a full time employee of Queenstake and served as controller, Chief Financial Officer and Corporate Secretary.  In 1996 she continued in those roles as a contractor until 2004.  Ms. Meyer is the Chief Financial Officer of several publicly traded mining companies.

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John Ellis, Director

Mr. Ellis brings over 40 years of mining experience and an extensive knowledge of Jerritt Canyon to Queenstake’s board.  He served as past Chairman and Chief Executive Officer of AngloGold North America when it owned Jerritt Canyon.  He also worked for Hudson Bay Mining and Smelting and was Senior Vice President of Minorco.  Mr. Ellis is currently a consultant for Queenstake as well as a number of international mining companies.

John W.W. Hick, Director

Mr. Hick is the President of John W. W. Hick Consultants, Inc.; Chairman and a Director of Silver Eagle Mines from March 2006 to present; Chief Executive Officer of Rio Narcea Gold Mines, Ltd., December 2004 to January 2006; and President and Chief Executive Officer of Defiance Mining Corp. and its predecessor company, 2001 to 2004.

Eric Edwards, Vice President, Finance and Chief Financial Officer

Mr. Edwards has more than 25 years of financial and accounting experience with mining in both large and smaller companies.  His experience ranges from financial leadership of mining companies to management of mine site controllers which includes operations analysis and managing audit and accounting issues.  Mr. Edwards has hands-on experience with Canadian and U.S. regulatory compliance and reporting, treasury responsibility and tax and risk management functions.  He has held financial positions with Kinross, Viceroy and TVX and was also Chief Financial Officer of Ivanhoe and was instrumental in completing its IPO and debt financing to raise $350 million.  He also has specific experience at Jerritt Canyon where he worked as Operations Controller twelve years ago.

Mr. Edwards is an MBA graduate of the Eccles School of Business, University of Utah and has a bachelor of science graduate in geology, cum laude, from Utah State University.

Wendy Yang, Vice President, Investor Relations

Ms. Yang has 20 years of mining industry experience in positions of increasing responsibility in investor relations and corporate communications, including service at Newmont, Stillwater Mining, Golden Star Resources, Santa Fe Pacific Gold and AMAX.  She was instrumental in directing the investor relations program during the successful three-way merger of Newmont, Normandy Mining of Australia and Franco-Nevada of Canada.

Ms. Yang is a member of the Board of Directors for the Denver Gold Group, a gold industry trade group.  Ms. Yang has an MBA from Colorado State University and a BA from the University of Oregon.

Corporate Cease Trade Orders and Bankruptcies

Other than as set out below, no director, officer or promoter of Queenstake, or to the knowledge of management of Queenstake shareholders holding enough securities to materially affect the control of Queenstake is, or within the ten years prior to the date of this Circular has been, a director, officer or promoter of any issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

In June 2000, the Ontario Securities Commission ordered that the management and certain insiders of Link Minerals Ventures Inc. (“Link”), be prohibited from trading in securities until Link’s annual financial statements were filed.  As a director of Link at the time, Mr. Peter Bojtos, a director of Queenstake, was subject to the order.

The British Columbia Securities Commission issued a cease trade order against Link Minerals Ventures Inc. (“Link”) in August, 2001 for the failure to file annual financial statements.  Mr. Peter Bojtos, a director of Queenstake, was a director of Link at the time.

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Mr. Bojtos was a director of Sahelian Goldfields Inc. (“Sahelian”) when it was the subject of a proposal under the Bankruptcy and Insolvency Act (Canada), which proposal was approved by the creditors and by the courts in August 2001.  Sahelian is now reorganized.

Mr. Bojtos was a director of Sahelian in May, 1999 when a cease trade order was issued by the British Columbia Securities Commission, and in June, 2000 when the Ontario Securities Commission issued a cease trade order against Sahelian for failure to file annual financial statements for its 1998 fiscal year, and first quarter interim financial statements, within the time required. Sahelian was reorganized under the Bankruptcy and Insolvency Act (Canada) in 2002, and both the cease trade orders have since been lifted.

Penalties or Sanctions

No director, officer or promoter of Queenstake or to the knowledge of management of Queenstake shareholders holding enough securities to materially affect the control of Queenstake has, within the 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer or promoter of Queenstake or to the knowledge of management of Queenstake shareholders holding enough securities to materially affect the control of Queenstake has, within the ten years prior to the date of this Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

Directors of Queenstake are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Queenstake may participate, the directors of Queenstake may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  Queenstake and its directors attempt to minimize such conflicts.  In the event that such a conflict of interest arises at a meeting of the directors of Queenstake, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases Queenstake will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, the directors of Queenstake are required to act honestly, in good faith and in the best interests of Queenstake.  In determining whether or not Queenstake will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Queenstake, the degree of risk to which Queenstake may be exposed and its financial position at that time.  Other than as indicated, Queenstake has no other procedures or mechanisms to deal with conflicts of interest.

Mr. Hick, a director of Queenstake, is also on the following public companies’ board of directors: Revett Minerals Inc., First Uranium Corporation, Hudson Resources Inc., Carpathian Gold Inc. and Silver Eagle Mines, Inc.

Mr. Bojtos, a director of Queenstake, is also on the following public companies’ board of directors: Apogee Minerals Ltd., Kalimantan Gold Corporation Limited, Sage Gold Inc., Tournigan Gold Corporation, U.S. Gold Corporation, Vaaldiam Resources Ltd. and Vault Minerals Inc.  Mr. Bojtos is also an executive officer and a director of Apolo Gold and Energy Inc., and Fischer -Watt Gold Company, Inc.

Ms. Meyer, a director of Queenstake, is also a senior officer of the following public companies: Kalimantan Gold Corporation Limited, AuEx Ventures, Inc., Miranda Gold Corp., Sunridge Gold Corp., Midway Gold

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Corp., Crescent Resources Corp. and Rolling Rock Resources Corporation.  Ms. Meyer is also a director of Kalimantan Gold Corporation Limited and Sunridge Gold Corp.

SHARE CAPITAL

Description of Share Capital

The authorized capital of Queenstake consists of an unlimited number of common shares without nominal or par value.  As at the date of this Circular, Queenstake had 585,171,068 common shares issued and outstanding.

Queenstake Common Shares

All of the common shares of Queenstake are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up.  No common shares of Queenstake have been issued subject to call or assessment.  The common shares of Queenstake contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.  Provisions as to the modification, amendment or variation of such rights or provisions are contained in Queenstake’s Articles and Notice of Articles and the Business Corporations Act (British Columbia).

Dividend Policy

Due to the stage of Queenstake’s business development, Queenstake has not paid dividends in the past and it has no present intention of paying dividends.  Future dividends, if any, will be determined by the directors.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of Queenstake as at December 31, 2006. The table should be read in conjunction with the consolidated financial statements of Queenstake for the fiscal year ended December 31, 2006, including the notes thereto and the auditor’s report thereon, attached as Appendix G to this Circular and management’s discussion and analysis of results of operations and financial condition set out earlier in this Appendix.

	December 31, 2006
	($ in thousands)
Short-term liabilities	55,767	(1)(2)
Long-term liabilities	24,603	(3)
Common Shares	143,442
Stock Options (includes Agent’s Options)	16,887
Common share purchase warrants	14
Contributed surplus	3,069
Retained earnings	(103,704)
Total Capitalization	123,191

_______________________

(1)          Short-term liabilities consist of accounts payable and accruals of $16.7 million, Newmont purchased ore liability of $27.7 million, unpaid evaporation pond construction costs of $8.0 million and other current liabilities of $3.4 million.

(2)          On January 15, 2007, Queenstake closed a secured convertible bridge loan financing facility (the “Facility”) of $8 million with Auramet Trading LLC (“Auramet”).  The Facility has an interest rate of 12.9% per annum and is repayable no later than May 31, 2007 (extended from April 30, 2007) in cash, or at the option of Auramet, part or all of

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the Facility may be repaid in common shares of Queenstake at a conversion price of $0.22 per share.  The costs of the Facility include a 3.5% underwriting fee in respect of which Auramet elected to receive partial payment with 1,464,579 Queenstake common shares.  In addition, Auramet received warrants exercisable to acquire 10 million Queenstake common shares for a term of one year at an exercise price of $0.22 per share.  Queenstake and Auramet have agreed in principle to extend the term of the Facility to June 30, 2007 in consideration for a proposed reduction in the conversion price to convert the Facility from $0.22 per share to $0.135 per share.  The amendment is subject to regulatory approval and definitive documentation.  See “General Development of the Business — Three Year History” for further information.

(3)          Long-term liabilities are comprised of estimated reclamation and mine closure costs of $22.6 million and non-current capital lease obligations of $2.0 million.

PRIOR SALES

Prior Sales

The following table sets forth the date and consideration per share of all Queenstake Shares issued by Queenstake during the 12 months preceding March 31, 2007.  Proceeds from the prior sales of Queenstake Shares referred to in the table below were received in either Canadian dollars or US dollars, and if received in US dollars those proceeds were based on the Canadian dollar exchange rate at the date of issuance of such shares.

Date of Issuance	Description	Number of Queenstake Shares Issued	Price Per Queenstake Share (Cdn $)	Total Consideration (Cdn $)
March 9, 2007	Underwriting Fee(1)	805,755	$0.25	$151,998
January 19, 2007	Underwriting Fee(1)	658,824	$0.19	$162,454
November 15, 2006	Exercise of Warrants	9,450	$0.40	$3,780
November 14, 2006	Exercise of Stock Options	30,000	$0.215	$6,450
October 18, 2006	Exercise of Stock Options	30,000	$0.215	$6,450
October 11, 2006	Exercise of Warrants	640,550	$0.40	$256,220
October 9, 2006	Exercise of Stock Options	30,000	$0.215	$6,450
October 3, 2006	Exercise of Stock Options	30,000	$0.215	$6,450
September 5, 2006	Exercise of Stock Options	250,000	$0.215	$53,750
August 1, 2006	Exercise of Stock Option	150,000	$0.215	$32,250
July 24, 2006	Exercise of Stock Options	30,000	$0.215	$6,450
July 6, 2006	Exercise of Stock Options	30,000	$0.215	$6,450
June 28, 2006	Exercise of Stock Options	15,000	$0.215	$3,225
June 28, 2006	Exercise of Stock Options	15,000	$0.215	$3,225
June 27, 2006	Exercise of Stock Options	45,000	$0.215	$9,675
June 1, 2006	Exercise of Stock Options	15,000	$0.215	$3,225
May 31, 2006	Exercise of Stock Options	40,000	$0.215	$8,600
May 29, 2006	Exercise of Warrants	325,000	$0.40	$130,000
May 19, 2006	Exercise of Warrants	2,355,000	$0.40	$942,000
May 18, 2006	Exercise of Warrants	175,000	$0.40	$70,000
May 17, 2006	Exercise of Warrants	315,000	$0.40	$126,000
May 8, 2006	Exercise of Stock Options	15,000	$0.215	$3,225

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Date of Issuance	Description	Number of Queenstake Shares Issued	Price Per Queenstake Share (Cdn $)	Total Consideration (Cdn $)
April 21, 2006	Exercise of Warrants	330,000	$0.40	$132,000
April 12, 2006	Exercise of Stock Options	67,500	$0.215	$14,512
April 12, 2006	Private Placement(2)	28,512,195	$0.41	$11,690,000
March 16, 2006	Exercise of Stock Options	15,000	$0.215	$3,225
March 20, 2006	Exercise of Stock Options	437,500	$0.215	$94,062
March 20, 2006	Exercise of Stock Options	25,000	$0.22	$5,500
Total:				$13,937,626

_________________________

(1)          Queenstake issued 1,464,579 common shares to Auramet Trading LLC in respect of an underwriting fee and other fees for an $8 million secured convertible bridge loan financing facility.  See “General Development of the Business — Three Year History” for further information.

(2)          Pursuant to an equity private placement with Newmont Canada Limited, Queenstake issued 28,512,195 units at a purchase price of Cdn $0.41 per unit.  Each unit consists of one common share of Queenstake and one common share purchase warrant.  Each warrant entitles Newmont to purchase an additional common share of Queenstake at an exercise price of Cdn $0.55 per share until April 12, 2010.  See “General Development of the Business — Three Year History” for further information.

Stock Exchange Trading

The Queenstake Shares are listed on the TSX under the symbol “QRL” and on AMEX under the symbol “QEE”.  The following tables set forth high and low prices and trading volumes of the Queenstake Shares on the TSX and AMEX for the periods indicated:

	High (Cdn $)	Low (Cdn $)	Volume
TSX
2005
First Quarter	$0.475	$0.25	137,635,900
Second Quarter	$0.28	$0.21	95,313,600
Third Quarter	$0.29	$0.19	75,521,900
Fourth Quarter	$0.26	$0.19	58,217,600
2006
First Quarter	$0.53	$0.24	174,102,497
Second Quarter	$0.60	$0.35	123,960,152
Third Quarter	$0.45	$0.295	64,651,649
Fourth Quarter	$0.335	$0.205	77,793,748
2007
January	$0.24	$0.215	20,623,666
February	$0.25	$0.18	36,278,464
March	$0.19	$0.15	17,137,991

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	High ($)	Low ($)	Volume
AMEX
2005
First Quarter	US$0.39	US$0.21	35,398,600
Second Quarter	US$0.24	US$0.17	14,674,300
Third Quarter	US$0.27	US$0.15	24,557,700
Fourth Quarter	US$0.23	US$0.16	45,010,800
2006
First Quarter	US$0.45	US$0.21	116,572,100
Second Quarter	US$0.55	US$0.32	201,455,900
Third Quarter	US$0.41	US$0.26	79,814,300
Fourth Quarter	US$0.30	US$0.17	107,472,300
2007
January	US$0.21	US$0.18	19,583,500
February	US$0.21	US$0.15	28,051,283
March	US$0.16	US$0.1299	13,161,500

PRINCIPAL HOLDERS OF SECURITIES

As of the date of this Circular, Queenstake had a total of 585,171,068 Queenstake Shares issued and outstanding.  As at December 31, 2006, to the knowledge of the directors and officers of Queenstake, no persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Queenstake Shares, other than as set out below:

Shareholder Name	Number of Shares	Percentage of Issued Queenstake Shares
Sprott Asset Management	96,383,200	16.5%

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)                                  the chief executive officer (the “Queenstake CEO”) of Queenstake or any person that acted in a similar capacity during the most recently completed fiscal year;

(b)                                 the chief financial officer (the “Queenstake CFO”) of Queenstake or any person that acted in a similar capacity during the most recently completed fiscal year

(c)                                  each of Queenstake’s three most highly compensated executive officers, other than the Queenstake CEO and the Queenstake CFO who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)                                 any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of Queenstake at the end of the most recently completed financial year.

As at December 31, 2006, the end of the most recently completed fiscal year of Queenstake, Queenstake had three Named Executive Officers.

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Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers, during Queenstake’s most recently completed fiscal year.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Named Executive Officer Name and Principal Position	Fiscal Year Ending	Salary	Bonus	Other Annual Compensation	Securities Under Options/ SARs Granted	Shares or Units Subject to Resale Restrictions	LTIP Pay- Outs	All Other Compensation
Dorian (Dusty) Nicol(3)	2006	$195,833	$25,000	N/A	800,000	N/A	N/A	$14,68
President, Chief Executive	2005	$171,250	Nil	N/A	750,000	N/A	N/A	$10,891
Officer and Vice President, Exploration	2004	$149,583	Nil	N/A	425,000	N/A	N/A	$9,781
Eric Edwards(4)	2006	$162,500	$20,000	N/A	400,000	N/A	N/A	$49,732	(5)
Chief Financial Officer,	2005	$107,639	Nil	N/A	750,000	N/A	N/A	$8,073
Vice President, Finance and Corporate Secretary	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Wendy Yang(6)	2006	$128,959	$15,000	N/A	400,000	N/A	N/A	$9,506
Vice President, Investor	2005	$49,760	N/A	N/A	250,000	N/A	N/A	$2,170
Relations	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)   Figures represent options granted during a particular year, see “Aggregate Option” table for the aggregate number of options outstanding at year end.

(2)   This amount includes the Company’s contributions to the executive’s retirement 401(k) Plan.

(3)   Mr. Nicol was appointed President and Chief Executive Officer of the Company on March 10, 2005.

(4)   Mr. Edwards was appointed Vice President Finance and Chief Financial Officer of the Company on March 10, 2005.

(5)   This amount includes a relocation reimbursement.

(6)   Ms. Yang was appointed Vice President, Investor Relations of Queenstake on August 15, 2005.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

Long term incentive plan awards (“LTIP”) means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of Queenstake or an affiliate, or the price of Queenstake shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. Queenstake has not granted any LTIP’s during the fiscal year ended December 31, 2006.

Options/SARs Granted During the Most Recently Completed Fiscal Year

Stock appreciation rights (“SAR’s”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of Queenstake’s shares. No SAR’s were granted to or exercised by the Named Executive Officers or directors of Queenstake during the fiscal year ended December 31, 2006.

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Queenstake granted the following stock options to the Named Executive Officers of Queenstake during the fiscal year ended December 31, 2006.

Name	Date of Grant	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise Or Base Price (Cdn$/Security)(3)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Dorian (Dusty) Nicol	April 4, 2006	800,000	11.36%	$0.42	$0.42	April 4, 2011
Eric Edwards	April 4, 2006	400,000	5.68%	$0.42	$0.42	April 4, 2011
Wendy Yang	April 4, 2006	400,000	5.68%	$0.42	$0.42	April 4, 2011

(1)           Number of Queenstake Shares which may be acquired on the exercise of stock options.

(2)           Percentage of all options granted during the last fiscal year.

(3)                                  The exercise price of stock options is set at not less than 100% of the market value of the Queenstake Shares on the date of grant.  The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Company’s share capital.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year End Exercisable/Unexercisable (#)(3)	Value of Unexercised In-theMoney Options at Fiscal Year End Exercisable/Unexercisable (Cdn$)(4)
Dorian (Dusty) Nicol	375,000	$115,625	2,300,000/400,000	Nil/Nil
Eric Edwards	Nil	Nil	950,000/200,000	Nil/Nil
Wendy Yang	Nil	Nil	450,000/200,000	Nil/Nil

(1)           Number of Queenstake Shares acquired on the exercise of stock options.

(2)                                  Calculated using the difference between the exercise price and the closing price of the Queenstake Shares on the Toronto Stock Exchange (the “TSX”) on the date of exercise.

(3)                                  Upon completion of the Arrangement all unvested Queenstake Options of the directors and officers of Queenstake will immediately vest.

(4)                                  Value using the closing price of the Queenstake Shares on the TSX on December 29, 2006 of Cdn$0.215 per share, less the exercise price per share.

Pension Plans

Queenstake does not generally provide retirement benefits for directors or officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Each of the Named Executive Officers currently employed by Queenstake have agreements with Queenstake in respect of their employment with Queenstake.  The base salary amounts payable under these employment agreements are reviewed annually by the Compensation and Management Development Committee.

Dorian (Dusty) Nicol was promoted and appointed President and Chief Executive Officer of Queenstake on March 10, 2005.  Mr. Nicol had previously held the position of Executive Vice President and Director of

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Exploration for Queenstake.  Pursuant to an employment agreement between Queenstake and Mr. Nicol dated October 27, 2006, Mr. Nicol’s employment by Queenstake is for an indefinite term. The agreement may be terminated by Queenstake without cause if Queenstake provides 10 days written notice and pays in cash to Mr. Nicol in a lump sum at the time of termination two and one half times (250%) his annual salary and an amount equal to 12 months of his benefits.  If the agreement is terminated by Queenstake or Mr. Nicol within 90 days of a change of control, Mr. Nicol would be entitled to two and one half times (250%) his annual salary in a lump sum within thirty days of termination and an amount equal to 12 months of his benefits.

Eric Edwards was appointed Vice President Finance and Chief Financial Officer of Queenstake on March 10, 2005.  Pursuant to an employment agreement between Queenstake and Mr. Edwards dated October 27, 2006; Mr. Edwards’ employment by Queenstake is for an indefinite term.  The agreement may be terminated by Queenstake without cause if Queenstake provides 10 days written notice and pays in cash to Mr. Edwards in a lump sum at the time of termination one and one half times (150%) his annual salary and an amount equal to 12 months of his benefits.  If the agreement is terminated by Queenstake or Mr. Edwards within 90 days of a change of control, Mr. Edwards would be entitled to two times (200%) his annual salary in a lump sum within thirty days and an amount equal to 12 months of his benefits.

Wendy Yang was appointed Vice President Investor Relations of Queenstake on August 15, 2005.  Pursuant to an employment agreement between Queenstake and Ms. Yang dated October 27, 2006; Ms. Yang’s employment by Queenstake is for an indefinite term.  The agreement may be terminated by Queenstake without cause if Queenstake provides 10 days written notice and pays in cash to Ms. Yang in a lump sum at the time of termination one and one half times (150%) her annual salary and an amount equal to 12 months of her benefits.  If the agreement is terminated by Queenstake or Ms. Yang within 90 days of a change of control, Ms. Yang would be entitled to one and one half times (150%) her annual salary in a lump sum within thirty days and an amount equal to 12 months of her benefits.

Composition of the Compensation and Management Development Committee

The Compensation and Management Development Committee of the Board of Queenstake is comprised of Robert Zerga, John Ellis and John W. W. Hick, all of whom are independent directors of Queenstake and none of whom is or was during the most recently completed fiscal year an officer or employee of Queenstake or any of its subsidiaries.  Robert Zerga was initially appointed as a member of the Compensation and Management Development Committee on April 7, 2004.  John Ellis was elected as a Director of Queenstake and appointed as a member of the Compensation and Management Development Committee on May 31, 2005. Mr. Hick was appointed as a Director of Queenstake on March 16, 2006 and was appointed Chairperson of the Compensation and Management Development Committee at that time.  Hugh Mogensen retired from the Board on January 20, 2006 after serving as a Director for 14 years.  At his retirement, Mr. Mogensen was serving as Chairperson of the Compensation and Management Development Committee.

Report on Executive Compensation

The Board’s Compensation and Management Development Committee is responsible for reviewing and making recommendations to the Board with respect to Queenstake’s compensation policies and practices, reviewing and making recommendations to the Board with respect to the compensation of the Chief Executive Officer and all officers, reviewing and making recommendations to the Board approving the compensation of all other senior management, succession planning with respect to senior executives and administering Queenstake’s stock option and all other benefit plans.  The Compensation and Management Development Committee also reviews and approves proposed appointments for officers.

Queenstake’s executive compensation policies are designed to recognize and reward individual performance as well as provide a competitive level of compensation.  Queenstake’s relative compensation position is determined by comparison to companies of a similar size, similar business complexity and financial standing.  The Compensation and Management Development Committee assesses results regularly in light of expected Company performance and looks to align pay incentives with the short and long-term interests of Queenstake’s shareholders.

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The key components for executive officer compensation are base salary, performance bonuses, Queenstake’s stock option plan and employee benefits.

Queenstake’s compensation evaluation process assesses senior officer performances and results.  The Committee reviews individual executive performance throughout the year.  The achievement of objectives in each performance criteria has a direct impact on base salary and is also considered for bonus and stock option plan awards.  The stock option plan provides senior officers with a significant portion of their long-term compensation, thereby establishing a direct link between compensation and Queenstake’s financial and non-financial performance.  The Committee reviews the total compensation of senior officers, including the Named Executive Officers, on an annual basis.  The base salaries of senior officers are established with reference to their responsibilities, experience and specific competencies.  Queenstake policy is to set the base salary at a level competitive with salaries offered by mining companies of similar size in North America.  From year to year, base salaries are significantly increased only if the officer assumes material additional responsibilities, or market compensation practices change substantially.  In 2005, the Committee approved recommendations to adjust the base salary of senior officers including Named Executive Officers to maintain the competitive position of Queenstake.

Performance Graph

The following chart compares the total cumulative shareholder return for Cdn$100 of the Shares on December 31, 2001 with the cumulative total return of the S&P/TSX Gold Index and the S&P/TSX Composite Index for the five most recently completed financial years (assuming reinvestment of dividends).

	2001	2002	2003	2004	2005	2006
Queenstake Resources Ltd.	$100	$290.91	$672.73	$431.82	$213.64	$195.45
S&P/TSX Composite Index	$100	$860.33	$1,069.26	$1,202.67	$1,466.14	$1,678.94
S&P/TSX Composite Index - Gold	$100	$142.54	$161.94	$147.37	$178.91	$231.25

Compensation of Directors

For service as a Director of the Company, each Director receives an annual retainer of $12,000.  In addition, Directors are also paid meeting fees of $850 per meeting attended and $300 per day for travel.  Each director who is

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a committee member receives $650 per committee meeting attended.  In addition, the Chairperson of a committee receives $1,500 annually.  During the most recently completed fiscal year, outside directors earned aggregate compensation of $154,875 for services provided to the Company in their capacities as Directors as follows:

Name of Director	Directors’ Fees ($)	All Other Compensation ($)
Peter Bojtos(1)	$28,750	Nil
Hugh Mogensen(2)	Nil	Nil
Robert Zerga(3)	$29,625	Nil
Michael Smith(4)	$17,550	Nil
Doris Meyer(5)	$29,500	Nil
John Ellis(6)	$23,700	$15,600
John Hick(7)	$25,750	Nil

(1)                                  Mr. Bojtos received an annual Board member retainer of $12,000, $11,050 of Board meeting fees, $1,500 as Corporate Governance and Nominating Committee Chairperson, $1,300 as a Corporate Governance and Nominating Committee member and $2,600 as an Audit Committee member, plus $300 for travel days.

(2)                                  Mr. Mogensen did not receive any compensation during 2006.  Mr. Mogensen resigned from the Board on January 20, 2006.

(3)                                  Mr. Zerga received an annual Board member retainer of $12,000, $12,750 of Board meeting fees, $375 as Compensation and Management Development Chairperson, $2,600 as a Compensation and Management Development Committee member and $1,300 as a Corporate Governance and Nominating Committee member, plus $600 for travel days.

(4)                                  Mr. Smith received an annual Board member retainer of $9,000, $5,100 of Board meeting fees, $1,125 as Audit Committee Chairperson, $1,300 as an Audit Committee member, $375 for Disclosure Committee Chairperson and $650 as a Disclosure Committee member.  Mr. Smith resigned from the Board on August 8, 2006.

(5)                                  Ms. Meyer received an annual Board member retainer of $12,000, $11,900 of Board meeting fees, $750 as Disclosure Committee Chairperson, $650 as a Disclosure Committee member, $2,600 as an Audit Committee member and $1,300 as a Corporate Governance and Nominating Committee member, plus $300 for travel days.

(6)                                  Mr. Ellis received an annual Board member retainer of $12,000, $8,500 of Board meeting fees, and $2,600 as a Compensation and Management Development Committee member, plus $600 for travel days.  In addition to the directors’ fees listed herein, Mr. Ellis received $15,600 as operations and consulting fees for consulting work done for Queenstake during the year.

(7)                                  Mr. Hick received an annual Board member retainer of $9,000, $10,200 of Board meeting fees, $375 as Audit Committee Chairperson, $1,300 as an Audit Committee member, $1,125 as Compensation Committee Chairperson, $1,950 as a Compensation Committee member, $375 as Disclosure Committee Chairperson and $1,125 as Risk Management Committee Chairperson, plus $300 for travel days.

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Queenstake granted the following stock options to directors who are not Named Executive Officers of Queenstake in consideration for the services provided as directors of Queenstake during the fiscal year ended December 31, 2006:

Name	Date of Grant	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees in Fiscal Year(2)	Exercise Or Base Price (Cdn$/ Security)(3)	Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn$/Security)	Expiration Date
Doris Meyer	April 4, 2006	250,000	3.55%	$0.42	$0.42	April 4, 2011
John Ellis	April 4, 2006	250,000	3.55%	$0.42	$0.42	April 4, 2011
John Hick	April 4, 2006	250,000	3.55%	$0.42	$0.42	April 4, 2011
Peter Bojtos	April 4, 2006	250,000	3.55%	$0.42	$0.42	April 4, 2011
Robert Zerga	April 4, 2006	250,000	3.55%	$0.42	$0.42	April 4, 2011

(1)           Number of Queenstake Shares which may be acquired on the exercise of stock options.

(2)           Percentage of all options granted during the last fiscal year.

(3)                                  The exercise price of stock options is set at not less than 100% of the market value of the Queenstake Shares on the date of grant.  The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Company’s share capital.

The following table sets forth details of the exercises of stock options during the fiscal year ended December 31, 2006 by directors who are not the Named Executive Officers of Queenstake, as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized (Cdn$)(2)	Unexercised Options at Fiscal Year End Exercisable/Unexercisable (#)(6)		Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable (Cdn$)(3)
Hugh Mogensen	Nil	Nil	Nil/Nil	(4)	Nil/Nil
Doris Meyer	Nil	Nil	1,325,000/125,000		Nil/Nil
John Ellis	Nil	Nil	375,000/125,000		Nil/Nil
Michael Smith	250,000	$51,250	Nil/Nil	(5)	Nil/Nil
Peter Bojtos	Nil	Nil	1,065,000/125,000		Nil/Nil
Robert Zerga	Nil	Nil	615,000/125,000		Nil/Nil
John Hick	Nil	Nil	125,000/125,000		Nil/Nil

(1)           Number of Queenstake Shares acquired on the exercise of stock options.

(2)                                  Calculated using the difference between the exercise price and the closing price of Queenstake Shares on the Toronto Stock Exchange on the date of exercise.

(3)                                  Value using the closing price of Queenstake Shares the Toronto Stock Exchange on December 29, 2006 of Cdn $0.215 per share, less the exercise price per share.

(4)                                  Hugh Mogensen resigned on January 20, 2006.  Stock options held by Mr. Mogensen expired unexercised 30 days after the date of his resignation.

(5)                                  Michael Smith resigned from the Board on August 8, 2006.  Mr. Smith exercised 250,000 stock options on September 5, 2006.  All remaining stock options held by Mr. Smith expired unexercised 30 days after the date of his resignation.

(6)                                  Upon completion of the Arrangement all unvested Queenstake stock options of the directors and officers of Queenstake will immediately vest.

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OPTIONS TO PURCHASE SECURITIES

Stock Options

Queenstake has a stock option plan that was adopted on May 17, 1995 (the “Plan”), as amended to encourage ownership of Queenstake Shares by directors, senior officers, employees and consultants of Queenstake and to provide management with non-monetary incentives.

The following is a summary of the terms of the Plan.

Administration

The Plan is administered by Queenstake’s board of directors or a committee of the board of directors duly appointed for this purpose by the board of directors and consisting of not less than three directors.

Description of Stock Option Plan

The Plan reserved 30,000,000 Queenstake Shares in the capital of Queenstake for issuance pursuant to options granted under the Plan.  This is approximately 5% of the issued and outstanding Queenstake Shares in the capital of Queenstake at the date of this Circular. Since the Plan was established, options to purchase 29,468,632 Queenstake Shares have been granted under the Plan, of which 4,170,324 have been exercised and 10,300,808 have been cancelled or expired, leaving 14,997,500 Queenstake Shares outstanding.  Upon completion of the Arrangement all unvested Queenstake Stock Options will immediately vest.

The Plan provides that options may be granted to the any director, officer and full and part-time employee and consultant of Queenstake and its associated, affiliated, controlled and subsidiary companies (the “Participants”).  The Plan was amended with shareholder approval most recently on May 12, 2004 in order to increase the number of Queenstake Shares reserved thereunder to the current 30,000,000 Shares available under the Plan.

Pursuant to the Plan, the Board may from time to time grant to directors, officers and full and part-time employees and consultants of Queenstake and its associated, affiliated, controlled and subsidiary companies, as the Board shall designate, the option to purchase from Queenstake such number of its Shares as the Board may designate.  Options may be granted on authorized but unissued Queenstake Shares under the Plan, provided that the total number of Queenstake Shares granted to any one optionee is not more than 5% of the issued Queenstake Shares at the time of grant.  The purchase price per common share for any option granted under the Plan, shall not be less than the closing price of the Queenstake Shares on the TSX on the trading day immediately preceding the date of grant.  Pursuant to the Plan, as amended, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

(a)                      all options granted shall be non-assignable;

(b)                     an option must be exercisable during a period not extending beyond 5 years from the time of grant, and will become exercisable as to 50% upon granting of the option and 50% one year later; and

(c)                      no financial assistance will be provided with respect to the exercise of stock options.

Except with the further approval of the shareholders of Queenstake given by the affirmative vote of a majority of the votes cast at a meeting of the shareholders of Queenstake, excluding the votes of Insiders (such approval not being sought at the time of adoption of this Plan), Queenstake may not cause:

(a)                      the number of Shares reserved for issuance pursuant to Options granted to Insiders to exceed 10% of the number of issued and outstanding Shares at the time of the grant;

(b)                     the issuance to Insiders, within a one-year period, of Shares under share compensation arrangements to exceed 10% of the issued and outstanding Shares at the time of the grant; and

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(c)                      the issuance to any one Insider and such Insider’s Associates, within a one-year period, of Shares under share compensation arrangements to exceed 5% of the Outstanding Issue.

Any entitlement granted prior to a Participant becoming an Insider of Queenstake shall be excluded in determining the number of Shares issuable to Insiders.

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or shareholder approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges.

Any entitlement granted prior to the Participant, as defined in the Plan, becoming an Insider of Queenstake shall be excluded in determining the number of the Shares issuable to Insiders.

If a Participant ceases to be a Participant for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 30 days after the date the Participant ceases to be director, officer and full and part-time employee and consultant of Queenstake and its associated, affiliated, controlled and subsidiary companies (the “Termination Date”).  If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant.  Without limitation and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or is entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

If a Participant dies, the legal representative of the Participant may exercise the Participant’s Options within one year after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death;

The retirement of any Participant who is a director of Queenstake or any Associated Companies at any annual general meeting of Queenstake or such Associated Company as required by the constating documents of Queenstake or Associated Company, as the case may be, shall not result in the termination of the Option granted to such Participant provided that such Participant is re-elected at such annual general meeting as a director of Queenstake or such Associated Company, as the case may be;

The change in the duties or position of a Participant or the transfer of such Participant from a position with Queenstake to a position with an Associated Company, or vice-versa, shall not trigger the termination of such Participant’s Option provided such Participant remains a director, officer, employee or Consultant of Queenstake or one of its associated, affiliated, controlled or subsidiary companies.

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The following is a summary of the stock options outstanding as at December 31, 2006 by the following categories:

Optionees	Queenstake Shares Under Option	Exercise Price (Cdn $)	Market Value on Date of Grant (Cdn $)	Expiry Date
Executive officers of Queenstake (4 persons)	500,000 200,000 300,000 425,000 100,000 500,000 725,000 250,000 1,600,000	0.32 0.39 0.39 0.57 0.57 0.23 0.22 0.22 0.42	0.32 0.39 0.39 0.57 0.57 0.23 0.22 0.22 0.42	June 2, 2007 July 27, 2008 July 27, 2008 July 5, 2009 Oct. 25, 2009 May 3, 2010 May 12, 2010 Aug. 15, 2010 April 4, 2011
Directors of Queenstake (other than executive officers) (5 persons)	700,000 285,000 415,000 480,000 500,000 500,000 1,250,000	0.32 0.39 0.39 0.57 0.22 0.22 0.42	0.32 0.39 0.39 0.57 0.22 0.22 0.42	June 2, 2007 July 27, 2008 July 27, 2008 July 5, 2009 May 12, 2010 May 12, 2010 April 4, 2011
Employees of Queenstake and of the Subsidiaries (73 persons)	50,000 250,000 1,015,000 2,050,000 200,000 7,500 3,095,000 50,000 150,000	0.22 0.39 0.57 0.22 0.22 0.22 0.42 0.44 0.37	0.22 0.39 0.57 0.22 0.22 0.22 0.42 0.44 0.37	Nov. 3, 2007 July 27, 2008 Oct. 25, 2009 May 12, 2010 Aug. 23, 2010 Nov. 22, 2010 April 4, 2011 April 18, 2011 Aug. 18, 2011
Consultants (2 persons)	400,000 170,000 230,000 240,000 250,000	0.32 0.39 0.39 0.57 0.22	0.32 0.39 0.39 0.57 0.22	June 2, 2007 July 27, 2008 July 27, 2008 July 5, 2009 May 12, 2010
TOTAL	16,887,500

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Warrants

As at December 31, 2006, Queenstake had common share purchase warrants (the “Warrants”) outstanding that entitle the holders to purchase 74,462,000 common shares of Queenstake with an exercise price ranging from Cdn $0.40 to Cdn $0.55 per share.  On March 23, 2007, 45,950,000 warrants with an exercise price of Cdn $0.40 expired unexercised.  As at April 18, 2007, Queenstake had warrants outstanding that entitle the holders to purchase up to 28,512,000 common shares of Queenstake at an exercise price of Cdn $0.55 per share exercisable at any time until April 12, 2010.

Short-Term Debt

On January 15, 2007, Queenstake closed a secured convertible bridge loan financing facility (the “Facility”) of $8 million with Auramet Trading LLC.  The Facility has an interest rate of 12.9% per annum and is repayable no later than May 31, 2007 (extended from April 30, 2007) in cash, or at the option of Auramet, part or all of the Facility may be repaid in common shares of Queenstake at a conversion price of $0.22 per share.  The costs of the Facility include a 3.5% underwriting fee in respect of which Auramet elected to receive partial payment with 1,464,579 Queenstake common shares.  In addition, Auramet received warrants exercisable to acquire 10 million Queenstake common shares for a term of one year at an exercise price of $0.22 per share.  Queenstake and Auramet have agreed in principle to extend the term of the Facility to June 30, 2007 in consideration for a proposed reduction in the conversion price to convert the Facility from $0.22 per share to $0.135 per share.  The amendment is subject to regulatory approval and definitive documentation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the end of the fiscal year ended December 31, 2006, the number of securities authorized for issuance under the Plan which was approved by the shareholders of Queenstake on May 17, 1995, as amended on May 12, 2004:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)	16,887,000	Cdn $0.37	13,113,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	16,887,000		13,113,000

STATEMENT OF CORPORATE GOVERNANCE

In accordance with the requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines (the “Guidelines”), Queenstake is required to give full and complete disclosure of its systems and practices of corporate governance.  Queenstake’s Board and senior management regards good corporate governance as fundamental to the effective and efficient operation of Queenstake.  The following describes Queenstake’s approach to corporate governance:

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Board of Directors

Queenstake’s Board and management believe that good corporate governance provides a framework to assist the Board in fulfilling its responsibilities to shareholders. The primary functions and general responsibilities of the Board are documented below.  The Board recognizes its corporate responsibility to Queenstake’s shareholders, employees, customers, suppliers and the community in which Queenstake operates, who are all essential to Queenstake’s success. Accordingly, the Board has adopted principles relating to its role, composition, structure and functions. The Board periodically reviews these principles and other aspects of its corporate governance framework, including committee charters and Company policies to ensure relevancy and compliance with Canadian and U.S. regulatory requirements and laws.

Role and Function of the Board of Directors

The Board oversees management’s direction of Queenstake’s business affairs with the objective of building long-term financial strength and creation of value for shareholders.

Composition of the Board of Directors

A majority of Directors for Queenstake are considered to be independent.  The following Directors of Queenstake are independent:

Robert Zerga	Non-Executive Chairman of the Board
Peter Bojtos	Chairperson of the Corporate Governance and Nominating Committee
John W. W. Hick

Chairperson of the Compensation and Management Development Committee, Chairperson of the Audit Committee and Chairperson of the Risk Management Committee. Mr. Hick was elected to the Board March 16, 2006

Doris Meyer	Chairperson of the Disclosure Committee.
John Ellis

Mr. Ellis performs part-time mine engineering and operations review consulting work for Queenstake on an ongoing basis. During 2006, Queenstake paid Mr. Ellis $15,600 for consulting services. The Board has determined that Mr. Ellis was an independent Director for 2006 as the consulting fees he received are minimal.

The independent Directors hold regularly scheduled meetings at which non-independent Directors and management are not in attendance.  The meetings of independent Directors are normally held in conjunction with meetings of the entire Board or, more frequently as conditions require.  During 2006, the independent Directors held two meetings.

The following Director of Queenstake is not independent:

Dorian (Dusty) Nicol	Mr. Nicol is President and Chief Executive Officer of Queenstake.

The following Directors for Queenstake also serve as Directors for reporting issuers other than Queenstake:

Peter Bojtos

Mr. Bojtos is a Director of Apogee Minerals Ltd., Kalimantan Gold Corporation Limited, Sage Gold Inc., Tournigan Gold Corporation, U.S. Gold Corporation, Vaaldiam Resources Ltd. and Vault Minerals Inc.  Mr. Bojtos is also an executive officer and a director of Apolo Gold and Energy Inc., and Fischer -Watt Gold Company, Inc.

John W.W. Hick	Mr. Hick is a Director for Revett Minerals Inc., First Uranium Corporation, Hudson Resources Inc., Carpathian Gold Inc. and Silver Eagle Mines Inc.
Doris Meyer	Ms. Meyer is a Director for Kalimantan Gold Corporation Limited and Sunridge Gold Corporation.

During 2006, Queenstake held 16 meetings of the Board.  Attendance of the members of the Board at the scheduled meetings follows:

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Attendance at Board Meetings
Dorian L. Nicol	16
John W.W. Hick	12
Doris Meyer	14
John Ellis	10
Michael Smith(1)	6
Peter Bojtos	13
Robert Zerga	15

(1)           Michael Smith resigned on August 9, 2006.

Board of Directors Mandate

The Board generally discharges its responsibilities either directly or through the Audit Committee, Compensation and Management Development Committee, the Corporate Governance and Nominating Committee and the Disclosure Committee.  Specific responsibilities of the Board include:

•                  Appointing Management - including appointing the Chief Executive Officer, final approval of all appointments of other officers of Queenstake, executive officer compensation, management training and oversight of succession planning;

•                  Strategic Planning - including the review and approval of Queenstake’s business and financial strategic plans and, effectiveness of strategies;

•                  Monitoring of Financial Performance - including the review of Queenstake’s ongoing financial performance and results of operations and review and approval of Queenstake’s audited and interim financial statements and related Management Discussion and Analysis;

•                  Risk Management - including oversight for assessing of Queenstake’s principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

•                  Establishing Policies and Procedures - including the approval and evaluating the effectiveness of policies and procedures related to corporate governance, ethics and confidentiality; and

•                  Communication and Reporting - including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments.

Position Descriptions and Committee Charters

The Board has not adapted a written description for the Chairman of the Board.  The Chairman of the Board is responsible for organizing the meetings of the Board, developing and circulating agendas, conducting the meetings to efficiently handle the business before the Board, recording the minutes and assuring that the mandate of the Board is fulfilled.  The Chairman of the Board oversees and ensures that all committees are fully constituted and organized to efficiently conduct their business and, that they provide regular reports to the Board regarding the content, findings and recommendations of their meetings.  The Chairman of the Board assures that the Board follows proper corporate governance principles and that the Board remains in compliance with all regulatory governance requirements.

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The Board, under the direction of the Chairman of the Board, has developed written charters for each board committee.  The chairperson of each board committee is charged with fulfilling the mandate as contained in the committee charter and, is given the specific written authority to execute the business of the committee as outlined and approved by the Board.  Each committee chairperson is charged with the responsibility of reviewing and, if necessary, changing and adapting the respective committee charter to respond to developing issues and presenting the changed charter to the Board for approval.  The committee chairperson organizes the meetings of the committee, develops and circulates agendas, conducts the meetings, records minutes and, follows-up on outstanding committee business.  The committee chairperson reports to the full Board on each meeting and makes recommendations for specific actions and decisions.

The Compensation and Management Development Committee, under the direction and authority of the Board, has developed written position descriptions for the senior officers of Queenstake, including the Chief Executive Officer.  The position description and authority of the respective officers are outlined in the individual employment contracts for such officers.

Orientation and Continuing Education

The Board provides for the orientation of new Directors through the Corporate Governance and Nominating Committee.  When a Board seat is vacated, the Committee conducts a search and screens for potential board members.  Those potential candidates are provided with certain publicly available materials in order to acquaint themselves with Queenstake, its Directors, recent press releases, operating results, financial status and other relevant materials.  Upon being appointed, the new Director is provided with a Board of Directors’ Manual with additional information including by-laws, incorporation documents, committee charters, risk management policies, certain confidential insider information and other information in order to be fully informed.  The Corporate Governance and Nominating Committee members individually contact the new Director for confidential discussions on specific issues.

The Board encourages each Director to stay current on developing corporate governance requirements through continuous improvement and education.  Directors are routinely provided information and publications on developing regulatory issues, short courses, professional director certification programs and other continuing education options.  Directors are also encouraged to share other relevant public information that they may derive through other companies or professional trade groups that pertains to improving governance practices.  Time is allowed at each meeting of the Board for sharing and discussion of new and developing governance issues and how they may impact Queenstake, its reporting and disclosure, its business practices, risk management policies, changes to the strategic environment and other decisions that may require Board direction and approval.  Queenstake periodically requests outside counsel and other professional consultants to deliver to the Board a discussion and update on new and developing corporate governance issues and a review of Queenstake’s compliance with existing requirements.

Ethical Business Conduct

Queenstake has adopted a Code of Business Ethics and Conduct applicable to all of its Directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer, the Controller and other persons performing financial reporting functions.  The Code has been developed to communicate to Directors, officers and employees standards for business conduct in the use of Company time, resources and assets and, to identify and clarify proper conduct in areas of potential conflict of interest. Each Director, office and employee is provided a copy of the Code and asked to sign an acknowledgement that the standards and principles of the Code will be maintained at all times on Company business.  The Code is designed to deter wrongdoing and promote (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code violations; and (d) accountability for adherence to the Code.  Violations from standards established in the Code, and specifically under “Whistleblower” situations, are reported to the Chairperson of the Audit Committee and can be reported anonymously.  The Chairperson of the Audit Committee would report to the Board any reported violations at least quarterly or, more frequently depending on the specifics of the reported violation.  To date there have been no reported violations.  Queenstake intends to timely disclose on its web site amendments to, or waivers from, certain provisions of the Code that apply to Queenstake’s Directors or executive officers.

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The Code of Business Ethics and Conduct is available through the Investor Information section of Queenstake’s web site at www.queenstake.com and is available in print upon request to the Investor Relations Department, Queenstake Resources Ltd., Suite 2940, 999 18th Street, Denver, CO 80202 USA.

Nomination of Directors

The Board of Directors of Queenstake has established a Corporate Governance and Nominating Committee comprised of three directors appointed by the Board. The membership, operations, authority, purpose, responsibilities and specific duties of the Committee are described below:

Membership and Operations

To serve on the Corporate Governance and Nominating Committee, a director must be independent. To be considered independent, a director must meet the criteria for independence (a) required by the Toronto Stock Exchange and any applicable laws, rules and regulations; and (b) established by the Board in Queenstake’s Corporate Governance Guidelines or otherwise.

The Committee may form and delegate authority to subcommittees when appropriate.

Purpose and Responsibilities

The Committee’s primary purposes are to:

1.               identify individuals qualified to become Board members, and  recommend director nominees;

2.               develop and recommend to the Board corporate governance principles applicable to Queenstake;

3.               lead the Board in its annual review of the Board’s performance; and

4.               recommend to the Board director nominees for each committee.

Specific Duties

In discharging its responsibilities, the Committee shall have the sole authority to, and shall, do the following:

1.               Review periodically the organization, size, operation, practice, and tenure policies of the Board.

2.               Assess the adequacy and quality of information provided to the Board prior to and during its meetings.

3.               Develop criteria and procedures for the identification and recruitment of candidates for election as directors of Queenstake (including the range of skills and expertise that should be represented on the Board), consider issues involving potential conflicts of interest for such candidates, and consider individuals nominated for Board membership by any stockholder pursuant to the by-laws.

4.               Develop and implement procedures for the Board’s periodic evaluation of its performance and effectiveness.

5.               Consider annually the establishment and membership of committees of the Board, the delegation of authority to such committees, and the chairmanship of such committees (including the periodic rotation of member and chair assignments).

6.               Evaluate management’s recommendations on the appointment of officers of Queenstake.

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7.               Review periodically Queenstake’s Corporate Governance Guidelines and any other issues related to corporate governance, and recommend any proposed changes to the Board for approval.

8.               Conduct an annual performance self-evaluation of the Committee.

9.               Apprise the Board regularly of significant developments in the course of performing the above duties, including reviewing with the full Board any issues that arise.

10.         Review and reassess the adequacy of the Committee’s charter on a regular basis and submit any proposed revisions to the Board for consideration and approval.

Compensation

The Board of Directors of Queenstake has established a Compensation and Management Development Committee comprised of at least three directors appointed by the Board. The membership, operations, authority, purpose, responsibilities and specific duties of the Committee are described below:

Membership and Operations

To serve on the Committee, a director must be independent. To be considered independent, a director must meet the criteria for independence (a) required by the Toronto Stock Exchange and any applicable laws and regulations, and (b) established by the Board in Queenstake’s Corporate Governance Guidelines or otherwise.

The Committee may form and delegate authority to subcommittees when appropriate.

Purpose and Responsibilities

The Committee’s primary purposes are:

1.               to discharge the responsibilities of the Board relating to compensation of Queenstake’s directors, Chief Executive Officer and other executive officers, and

2.               to produce an annual report on executive compensation for public disclosure in Queenstake’s Proxy statement or otherwise, as required by applicable securities laws and the rules and regulations promulgated thereunder.

Specific Duties

In discharging its responsibilities, the Committee shall have the sole authority to, and shall, do the following:

1.               Review from time to time and approve the overall management evaluation and compensation policies of Queenstake, including, in particular, policies applicable to Queenstake’s executive officers, to ensure that management is rewarded appropriately for its contributions to Queenstake’s growth and profitability and that such compensation policies are aligned with Queenstake’s objectives and shareholder interests.

2.               Review and approve goals and objectives relevant to the compensation of the chief executive officer of Queenstake.

3.               Evaluate the performance and set the compensation of Queenstake’s chief executive officer in light of the above-referenced goals and objectives.

4.               Review and approve the compensation for executive officers of Queenstake other than the chief executive officer (including each of the individual elements thereof).

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5.               Review, approve and at least annually evaluate Queenstake’s compensation and other benefit plans, including incentive compensation and equity-based plans and programs for executive officers and senior management, and make recommendations as necessary. Review and approve any amendments and modifications to any such plan or program requiring approval of the Board of Directors, subject always to applicable shareholder approval requirements.

6.               Establish rules and regulations and perform all other administrative or management duties required of the Board or the Committee by the provisions of any compensation or benefit plan maintained by Queenstake.

7.               Review and recommend to the Board of Directors the granting of options, restricted stock, stock appreciation rights and other equity-based grants to Queenstake’s executive officers and senior management consistent with Queenstake’s incentive compensation plans and programs and compensation and retention strategy.

8.               Review, approve and periodically evaluate the compensation and benefits for Queenstake’s non-employee directors.

9.               Review and approve plans of Queenstake for management development and senior managerial succession.

10.         Make an annual report to the Board on succession planning which should include policies and principles for chief executive officer selection and performance review as well as policies regarding succession in the event of an emergency or the retirement of the chief executive officer.

11.         Conduct an annual performance self-evaluation of the Committee.

12.         Apprise the Board of Directors regularly of significant developments in the course of performing the above duties, including reviewing with the full Board any issues that arise.

13.         Review and reassess the adequacy of the Committee’s charter on a regular basis and submit any proposed revisions to the Board for consideration and approval.

The Committee did not retain the services of any consultant or advisor during the year to assist in determining compensation, incentive plans, benefits or other items within the Committee’s scope.

Other Committees - Disclosure Committee

The purpose of the Disclosure Committee is to oversee communications of material and other financial and operating information in news releases and other non-regulatory reporting to ensure they are prepared on a timely, accurate and factual basis in accordance with all applicable legal and regulatory requirements.

Meetings

The Committee shall meet as necessary to fulfill its responsibilities, but no less than once a year. Committee members may review communications independently of the Committee. The Committee may designate any of its responsibilities to one or more subcommittees, each of which shall be composed of at least two members.

Scope

The Committee is charged with reviewing with management and external legal counsel, as needed,

1.               news releases and non-regulatory reporting including annual reports,

2.               matters relating to non-public material information and

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3.               policies regarding disclosure and confidential information. Queenstake’s Investor Relations department is responsible for management and publication of other communications with the investment community.

The Chief Executive Officer and President, Chief Financial Officer and Vice President Investor Relations are designated by Queenstake as official corporate spokespersons. These officers may designate others within Queenstake to speak on behalf of Queenstake on specific inquiries. The Jerritt Canyon General Manager and the Human Resources Manager are official mine spokespersons for the Jerritt Canyon operations related to local inquiries, and may designate others at Jerritt Canyon to speak on behalf of Jerritt Canyon on specific inquiries.

Information is material if there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision.

Assessments

The Corporate Governance and Nominating Committee, under authority of the Board, is responsible for assessing the effectiveness of the Board and the individual Board members in fulfilling the mandate and charter of the Board and the board committees.  The Corporate Governance and Nominating Committee meets at least once per year to assess and evaluate Board results and performance.  The Corporate Governance and Nominating Committee will consider board composition, taking into consideration each individual member’s contribution, skills, experience, time availability and other factors to ensure that Queenstake is provided with an optimal balance to best represent shareholder interests.  The Committee will also evaluate Queenstake’s financial performance, share price performance and performance of management in determining the Board’s guidance and contribution to those results.  The Committee will, from time to time, recommend to the Board that Board membership be changed to recognize the changing needs of Queenstake.  The Chairperson of the Corporate Governance and Nominating Committee reports to the Board on the findings of the Committee and on the Committee’s recommendations to the Board to address specific issues.

AUDIT COMMITTEE

Information concerning Queenstake’s Audit Committee is set out under the heading “Audit Committee” in Queenstake’s Annual Information Form (“AIF”) dated March 29, 2007 which contains information for the year ended December 31, 2006.  The AIF may be obtained from SEDAR under Queenstake’s name at www.sedar.com.

RISK FACTORS

The operations of Queenstake are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties.  The risks below are not the only ones facing Queenstake. Additional risks not currently known to Queenstake, or that Queenstake currently deems immaterial may also impair Queenstake’s operations.  The order in which the following risk factors appear does not necessarily reflect management’s opinion of their order or priority.

Gold Price Volatility

Queenstake’s business is affected by the world spot market price of gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond Queenstake’s control. These include industry factors such as: industrial and jewellery demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties. The profitability of Queenstake’s operations is directly related to the price of gold. If the world market price of gold were to drop and the prices realized by Queenstake on gold sales were to decrease significantly and remain at such a level for any substantial period, this would materially and adversely affect Queenstake’s profitability and cash flow.

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A decline in the market price of gold may also require Queenstake to write-down its mineral reserves, which would have a material and adverse effect on its earnings and financial position. Should any significant write-down in reserves be required, material write-downs of Queenstake’s investment in the affected mining properties plus increased amortization and asset retirement obligation charges may be required.  Further, if revenue from gold sales declines, Queenstake may experience liquidity difficulties. This may reduce its ability to invest in exploration and development, which would materially and adversely affect future production, earnings, and Queenstake’s financial position.

Price Volatility of Other Commodities

Queenstake’s profitability is also affected by the market prices of commodities, which are consumed or otherwise used in connection with operations, such as diesel fuel, natural gas electricity and cement. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond Queenstake’s control.

Mining Risks and Insurance Risks

The operations of Queenstake are subject to significant risks and hazards, incidental to the exploration, development and production of gold including environmental hazards, industrial accidents, unusual or unexpected rock formations, pressures, cave-ins and flooding, some of which are beyond Queenstake’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability for such damage. Although Queenstake maintains and intends to continue to maintain insurance which it considers adequate to cover some of these risks and hazards to the extent available and consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums.  Queenstake’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Queenstake may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons.

Mineral Reserves and Resources

Queenstake’s mineral reserves and mineral resources are estimates, and no assurance can be given that the indicated level of gold will be able to be mined and processed. Fluctuations in the price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Queenstake to be unprofitable in any particular accounting period.  Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a mine or mines. This could cause Queenstake to reduce its reserves, which could have a negative impact on its operations and financial results. Failure to obtain necessary permits or government approvals could also cause Queenstake to reduce its reserves.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Due to the uncertainty of inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves.

There is no assurance that Queenstake will obtain the estimated levels of recovery of gold or the prices assumed in determining gold reserves.

Mine Development

Queenstake’s ability to sustain or increase its present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If Queenstake is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced

43

production could have a material and adverse impact on future cash flows, results of operations and financial condition.

Production and Cost Estimates

Queenstake prepares estimates of future production and cash costs of production for its operations. No assurance can be given that such estimates will be achieved. The failure by Queenstake to achieve production or cost estimates could have an adverse impact on any or all of Queenstake’s future cash flows, results of operations and financial condition.  Queenstake’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages. Cash costs of production may be affected by a variety of factors, including: ore grade, metallurgy, labour costs, the cost of commodities, supplies and services. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of Queenstake or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Queenstake to cease production.

Exploration

Gold exploration is highly speculative in nature.  Queenstake’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves or result in the discovery of new ore bodies.

Environmental, Health and Safety Regulations

Queenstake’s mining operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect Queenstake’s business, financial condition and results of operations. Environmental hazards may exist on the properties in which Queenstake holds interests and that are unknown to Queenstake at present and that have been caused by previous existing owners or operators of the properties. There may be costs and production delays associated with compliance with these laws and regulations. Bonds or other forms of financial assurances are required for security for these reclamation activities.  The unknown nature of possible future additional regulatory requirements creates uncertainties related to future environmental, health and safety costs. Queenstake has set aside cash to fund reclamation at the Jerritt Canyon mine based on current assessments and has purchased insurance against unexpected reclamation costs beyond the current estimated amounts. There can be no assurance, however, that actual environmental and reclamation obligations will not exceed such provisions.

Bills proposing major changes to the mining laws of the United States have been considered by Congress. If these bills, which may include royalty fees or net profits interests, are enacted in the future, they could have a significant effect on the ownership and operation of patented and unpatented mining claims in the United States, including claims that Queenstake owns or holds.  Any amendment to current laws and regulations governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Queenstake’s financial condition and results of operations.

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Employee Relations

Queenstake’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees. Although the Jerritt Canyon mine employees are not unionized, production at its mining operations is dependent upon the efforts of Queenstake’s employees, and a prolonged labour disruption at Jerritt Canyon could have a material adverse impact on Queenstake’s operations as a whole.

In addition, relations between Queenstake and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant government authorities in whose jurisdictions Queenstake carries on business.  Changes in such legislation or in the relationship between Queenstake and its employees may have a material adverse effect on Queenstake’s business, results of operations and financial condition.

Title to Properties

The validity of mining claims, which constitute most of Queenstake’s property holdings, can be uncertain and may be contested. Although Queenstake has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be subject to prior unregistered agreements or transfer or native land claims and title may be affected by other undetected defects and may be defective.

Competition

The mineral exploration and mining business is competitive in all of its phases.  Queenstake competes with other mining companies and individuals, including competitors with greater financial, technical and other resources than Queenstake for mining claims and leases on exploration properties, acquisition of gold mining assets, capital and qualified employees.  Queenstake cannot assure that it will continue to be able to compete successfully with its competitors in acquiring such properties, capital and employees or terms it considers acceptable, if at all.

Dependence on Management

The success of the operations and activities of Queenstake is dependent to a significant extent on the efforts and abilities of its management, a small group of individuals.  Investors must be willing to rely to a significant extent on management’s discretion and judgment.  Queenstake does not have in place formal programs for the succession of management and training of management.  Queenstake does not maintain any key man insurance on any of its employees.  The loss of any one member of the management group could have a material adverse effect on Queenstake’s business.

Conflicts of Interest

Certain of the directors and officers of Company are also directors and/or officers of other natural resource companies.  Such associations may give rise to conflicts of interest from time to time.  Queenstake’s directors are required by law to act honestly and in good faith with a view to the best interests of Queenstake and to disclose any interest, which they may have in any project or opportunity of Queenstake.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter in accordance with applicable corporate laws.

Directors and Assets outside Canada

Since certain of Queenstake’s directors are resident outside of Canada it may not be possible to effect service of process upon such directors and since all or a substantial portion of the assets of such directors are located outside Canada, there may be difficulties in enforcing against such directors judgments obtained in Canadian courts.  Similarly, essentially all of Queenstake’s assets are located outside Canada and there may be difficulties in enforcing against Queenstake judgments obtained in Canadian courts.

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Dilution

Queenstake frequently issues common shares to finance asset acquisitions and working capital, to settle liabilities, to acquire services and to compensate employees.  As at March 31, 2007, approximately 585,171,000 common shares were outstanding; approximately 38,512,000 common shares were issuable upon the exercise of warrants and approximately 16,408,000 common shares were issuable upon the exercise of stock options. If all of the current warrants and options are exercised, the number of outstanding shares would increase by approximately 9.4% to approximately 640,091,000 shares.  It is possible that Queenstake will enter into more agreements to issue common shares and warrants and options to purchase common shares.  The impact of the issuance of a significant amount of common shares from these warrant and option exercises could place downward pressure on the market price of Queenstake’s common shares.

Future Capital Requirements

Queenstake anticipates investing additional capital in mine development, new mining equipment and in capitalized reserve expansion programs in 2007.  Queenstake is dependent upon closing the business combination with YGC in order to provide sufficient funding for future exploration and development activities on the Jerritt Canyon property.  If the Queenstake-YGC business combination is delayed or does not close, it is unlikely that a significant exploration or sustaining capital program could be funded without seeking additional financing.

Queenstake may have other additional capital or exploration funding requirements to the extent it decides to develop other properties or makes additional acquisitions.  Queenstake may also encounter significant unanticipated liabilities or expenses.  Queenstake’s ability to continue its planned exploration and development activities are somewhat dependent on its ability to generate free cash flow from its operating mine, which is subject to certain risks and uncertainties.  Queenstake may be required to obtain additional financing in the future to fund exploration and development activities or acquisitions of additional projects.  Queenstake has historically raised capital primarily through equity financing and in the future may raise capital through equity or debt financing, joint ventures or other means.  There can be no assurance that Queenstake will be able to obtain the necessary financing in a timely manner, on acceptable terms or at all.

Estimates and Assumptions Employed in the Preparation of Financial Statements

The preparation of its consolidated financial statements requires Queenstake to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Queenstake’s accounting policies are described in Note 2 to its December 31, 2006 consolidated financial statements.  Queenstake’s accounting policies related to work-in-progress inventory valuation, depletion and depreciation of property, plant and equipment, capitalization of development costs and asset retirement obligations are critical accounting policies, which are subject to estimates and assumptions regarding reserves, process recoveries, future gold prices, environmental laws and regulations and future mining activities.

The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in ore stockpiles and in the recovery circuit and an assumption of the gold price expected to be realized when the gold is recovered and further costs to be incurred. If these estimates or assumptions prove to be inaccurate, Queenstake could be required to write-down the recorded value of its work-in-progress inventories, which would reduce Queenstake’s earnings and working capital.

A significant portion of Queenstake’s property, plant and equipment is depleted and depreciated on a units-of- production basis, which bases its calculations on the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if Queenstake revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then Queenstake would be required to write-down the recorded value of its property, plant and equipment or to increase the amount of future depletion and depreciation expense, both of which would reduce Queenstake’s earnings and net assets.

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Queenstake also assesses its property, plant and equipment for impairment at the end of each accounting period. If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, Queenstake would be required to write-down the recorded value of its property, plant and equipment, which would reduce Queenstake’s earnings and net assets.

Queenstake has an obligation to reclaim its properties after the minerals have been fully depleted, and has estimated the costs to comply with existing reclamation and accounting standards. The estimate of the fair value of these costs was based on existing environmental laws and regulations, the life of the various mines, interest rates and estimated future costs.

Payment Obligations

Queenstake is, or may in the future become, a party to certain contractual agreements pursuant to which Queenstake is or may become subject to payments and comply with other obligations.  If such obligations are not complied with when due, in addition to any other remedies, which may be available to other parties, this could result in dilution or forfeiture of interests held by Queenstake.  Queenstake may not have, or be able to obtain, financing for all such obligations as they arise.

Dividends

No dividends on the common shares of Queenstake have been paid to date. Queenstake anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. Queenstake does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of Queenstake’s board of directors, after taking into account many factors, including Queenstake’s operating results, financial condition and current and anticipated cash needs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no director or senior officer of the Company, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, senior officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed fiscal year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by the directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, officer or promoter of Queenstake, or to the knowledge of management of Queenstake shareholders holding enough securities to materially affect the control of Queenstake has had, within the three years prior to the date of this Circular, any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Queenstake or any of its subsidiaries.

DIVIDEND RECORD AND POLICY

To date Queenstake has not paid any dividends on its common shares.  Any decision to pay dividends on the common shares in the future will be made by the board of directors on the basis of earnings, financial requirements and other conditions existing at the time.  Currently, the board of directors of Queenstake does not intend to pay any dividends.

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MATERIAL CONTRACTS

The following summarizes the material contracts, other than contracts entered into in the ordinary course of business that were entered into within the two years before the date of the Circular, by Queenstake or a subsidiary of Queenstake.

1.                                       Subscription Agreement dated March 29, 2006 between Queenstake and Newmont Canada Limited;

2.                                       Combination Agreement dated March 16, 2007 between Queenstake and YGC Resources Ltd.; and

3.                                       Secured convertible bridge loan promissory note dated January 15, 2007 between Queenstake and Auramet Trading LLC.

Copies of these documents may be inspected during regular business hours at the head office of Queenstake.

AUDITORS, TRANSFER AGENT AND REGISTRARS

PricewaterhouseCoopers, of Suite 700, 250 Howe Street, Vancouver, British Columbia V6C 3S7 are the auditors of Queenstake.

CIBC Mellon Trust Company, of Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1 Canada is the registrar and transfer agent of the Queenstake Shares.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Company is a party to or to which any of its property is subject, and no such proceedings are known to be contemplated, other than as set forth below:

Queenstake filed suit on January 19, 2007 against American International Specialty Lines Insurance Company, a subsidiary of AIG, (the “Insurance Company”) in United States District Court for the District of Colorado.  The suit seeks over US$8 million in damages as a result of the Insurance Company’s failure to reimburse Queenstake under its reclamation costs insurance policy for the costs to construct an evaporation pond at Queenstake’s Jerritt Canyon operations in Nevada.  Queenstake’s insurance policy includes coverage in respect of reclamation related costs arising as a result of changes in applicable environmental laws and government mandates.  Queenstake’s legal action is currently being referred to arbitration for resolution.

ADDITIONAL INFORMATION

Additional information relating to Queenstake is available on the internet on SEDAR at www.sedar.com.  Queenstake Shareholders may contact Queenstake to request copies of Queenstake’s financial statements and management discussion and analysis by sending a written request to Queenstake at 999 Eighteenth Street, Suite 2940, Denver, CO  80202, attention: Eric Edwards, Chief Financial Officer, Vice President, Finance and Corporate Secretary.  Financial information is provided in Queenstake’s comparative financial statements and management discussion and analysis for the financial year ended December 31, 2006.

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APPENDIX G

FINANCIAL STATEMENTS OF QUEENSTAKE

Exhibit 2

Management’s Responsibility for the Consolidated Financial Statements

The accompanying consolidated financial statements of Queenstake Resources Ltd. and its subsidiaries and all information in the Annual Information Form are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements necessarily include some amounts that are based on management’s best estimates, which have been made using careful judgment.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of Queenstake Resources Ltd. and its subsidiaries have developed and continue to maintain systems of internal accounting controls, and segregation of duties and responsibilities whenever possible.

Although no cost effective system of internal control will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its Audit Committee, consisting of non-executive directors. The Audit Committee meets periodically with management and with the external auditors to discuss the results of audit examinations with respect to the adequacy of internal accounting controls, and to review and discuss the consolidated financial statements and financial reporting matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers, Chartered Accountants, who have full access to the Audit Committee, with and without the presence of management. Their report follows.

Dorian L. (Dusty) Nicol

President and Chief Executive Officer

Eric H. Edwards

Vice President, Finance and Chief Financial Officer

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7676
Facsimile +1 604 806 7222

Auditors’ Report

To the Shareholders of Queenstake Resources Ltd.:

We have audited the consolidated balance sheet of Queenstake Resources Ltd. (“the Company”) as at December 31, 2006, and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the result of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and for the two years then ended, were audited by predecessor auditors who expressed an opinion without reservation on those statements in their report dated March 13, 2006, except as to note 24, which is as of March 30, 2006.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 29, 2007

2

Comments by auditors for U.S. readers on Canada- U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.   Our report to the shareholders dated March 29, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 29, 2007

3

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2006 AND 2005

(In Thousands of U.S. Dollars)	December 31, 2006	December 31, 2005
ASSETS
Current assets
Cash and cash equivalents	$6,580	$10,225
Trade and other receivables - Note 3	726	463
Inventories - Note 4	34,196	6,519
Marketable securities - Note 5	13	13
Prepaid expenses - Note 6	1,896	1,499
Total current assets	43,411	18,719

Restricted cash - Note 7	27,035	27,165
Mineral property, plant and equipment, net - Note 8	51,491	45,692
Other assets - Note 9	1,254	1,763
Total assets	$123,191	$93,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$52,386	$11,063
Other current liabilities - Note 10	3,381	2,846
Total current liabilities	55,767	13,909

Other long-term obligations - Note 11	1,997	2,117
Reclamation and mine closure - Note 12	22,606	26,382
Total liabilities	80,370	42,408

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 583,706,489 (2005 - 550,021,360) - Note 13	143,442	131,804
Contributed surplus - Note 14	3,069	1,973
Warrants - Note 16	14	14
Deficit	(103,704)	(82,860)
Total shareholders’ equity	42,821	50,931
Total liabilities and shareholders’ equity	$123,191	$93,339

Going Concern - Note 1

Contingencies - Note 21

Subsequent Events - Note 25

Approved on behalf of the Board:
/s/ John Hick	/s/ Dorian Nicol
Audit Committee Chairman and Director	Director

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	For the Years Ended December 31,
(In Thousands of U.S. Dollars, except per share amounts)	2006	2005	2004

Revenues	$102,910	$90,174	$100,394
Costs and expenses
Cost of sales	93,389	80,268	85,346
Depreciation, depletion and amortization	19,016	17,194	19,568
Non-hedge derivatives - Note 9	207	2,647	2,530
Exploration	4,899	3,880	6,629
General and administrative	4,418	4,915	3,381
Accretion of reclamation and mine closure liability - Note 12	1,192	1,174	421
Stock-based compensation - Note 15	1,176	579	537
	124,297	110,657	118,412
Loss from operations	(21,387)	(20,483)	(18,018)

Interest expense - Note 17	368	413	4,917
Other income, net	(897)	(937)	(243)
Foreign exchange (gain) loss	(109)	(213)	83
Gain on disposal of assets	(102)	(75)	(649)
Write down of assets	197	—	—
	(543)	(812)	4,108
Net loss	$(20,844)	$(19,671)	$(22,126)

Net loss per share - basic and diluted	($0.04)	($0.04)	($0.06)

Weighted average number of shares outstanding (000’s) - basic	573,152	509,274	377,609

CONSOLIDATED STATEMENTS OF DEFICIT

	For the Years Ended December 31,
(In Thousands of U.S. Dollars)	2006	2005	2004

Deficit, beginning of year	$(82,860)	$(63,189)	$(41,063)
Net Income (loss)	(20,844)	(19,671)	(22,126)
Deficit, end of year	$(103,704)	$(82,860)	$(63,189)

Going Concern - Note 1

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	For the Years Ended December 31,
(In Thousands of U.S. Dollars)	2006	2005	2004

OPERATING ACTIVITIES
Net loss	$(20,844)	$(19,671)	$(22,126)
Non-cash items:
Depreciation, depletion and amortization	19,016	17,194	19,568
Interest accretion and deferred financing costs	—	—	4,484
Write down of mineral property, plant and equipment	197	—	—
Gain on disposal of assets	(102)	(75)	(649)
Inventory valuation adjustments	3,575	—	575
Amortization of deferred charges	—	1,903	1,590
Accretion of reclamation and mine closure liability	1,192	1,174	421
Write down of non-hedge derivatives - Note 9	207	2,647	2,530
Stock-based compensation	1,176	579	537
Foreign exchange (gain) loss	(109)	(213)	83
Loss on sale of marketable securities	—	45	23
Warrants issued for services	—	14	137
	4,308	3,597	7,173

Reclamation costs incurred	(968)	(558)	(426)
Deferred revenue	1,731	—	—
Changes in non-cash working capital:
Inventories	(30,317)	(1,435)	(801)
Accounts receivable and prepaid accounts	461	(1,178)	3
Accounts payable and accruals	43,124	(8,098)	10,354
Cash provided by (used in) operating activities	18,339	(7,672)	16,303

INVESTING ACTIVITIES
Mineral property, plant and equipment expenditures	(31,916)	(19,662)	(21,559)
Purchase of non-hedge derivatives	—	(1,242)	(717)
Environmental risk transfer program	—	—	1,031
Proceeds from sale of assets	121	93	4,252
Notes receivable	—	—	2,500
Sale of marketable securities	—	442	1,460
Restricted cash	130	(786)	(41)
Other, net	—	—	(3,493)
Cash used in investing activities	(31,665)	(21,155)	(16,567)

FINANCING ACTIVITIES
Common shares issued, net of costs - Note 13	11,559	30,393	15,030
Term loan	—	—	(9,952)
Notes payable and leases	(1,794)	2,527	(8,218)
Other	(84)	—	—
Cash provided by (used in) financing activities	9,681	32,920	(3,140)

Net increase (decrease) in cash and cash equivalents	(3,645)	4,093	(3,404)
Cash and cash equivalents, beginning of year	10,225	6,132	9,536
Cash and cash equivalents, end of year	$6,580	$10,225	$6,132

Cash paid for interest	$322	$413	$433
Supplemental cash flow information - Note 19

The accompanying notes form an integral part of these consolidated financial statements

(In thousands of U.S. dollars, except per share amounts)

1.              Nature of operations and going concern

Queenstake Resources Ltd. (the Company) engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and only current source of revenue is its 100% owned Jerritt Canyon Mine, located 50 miles north of Elko, Nevada, acquired on June 30, 2003.

For the year ended December 31, 2006, the Company had a net loss of $20.8 million and had an accumulated deficit of $103.7 million and a working capital deficit of $12.4 million at that date. During the last half of 2006, reduced mill operating levels and the costs associated with the construction of an evaporation pond which was mandated by state environmental agencies have impacted the Company’s ability to meet it short term obligations as well as to fund ongoing exploration and development efforts. These circumstances raise substantial doubt about its ability to continue as a going concern.

The Company’s ability to discharge its liabilities and realize the carrying value of its assets in the normal course of operations is dependent upon, among other things, the successful resumption of full mill processing capacity during the second quarter of 2007, extension, payment, or conversion of the Auramet loan facility (Note 25) and either successful completion of the proposed merger with YGC Resources Ltd. (“YGC”) (Note 25) or raising additional financing.  It is not possible to determine with any certainty the success or adequacy of these initiatives.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern and do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and the balance sheet classifications that would be necessary were the going concern assumption inappropriate.  These adjustments could be material.

2.              Summary of significant accounting policies

(a)       Basis of presentation

The consolidated financial statements of the Company and accompanying notes have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For the purposes of these financial statements these principles conform, in all material respects, with generally accepted accounting principles in the United States, except as described in Note 24.

(b)       Basis of consolidation

These consolidated financial statements include the accounts of Queenstake and its subsidiaries.  All material intercompany transactions and balances have been eliminated.  The subsidiaries and percentage of ownership at December 31, 2006, are as follows:

•                  Queenstake Resources U.S.A. Inc. (Delaware) — 100%

•                  Castle Exploration Inc. (Colorado) — 100%

(c)        Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the amounts of assets, liabilities, shareholders’ equity, revenue and expenses reported in these consolidated financial statements.  The most significant of these estimates and assumptions are those that use estimates of mineral reserves and resources.  Such estimates and assumptions affect the carrying value of assets, decisions as to when exploration and development costs should be capitalized or expensed, the rate at which amortization of long-term assets is charged to earnings, and the estimation of the asset retirement obligation.  The Company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates.

1

(d)       Foreign currency translation

The activities of Queenstake, the Canadian parent company, are conducted and accounted for in Canadian dollars.  Accordingly, the temporal rate method is used for the conversion of related Canadian dollar denominated accounts.  Monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary assets (including depreciation) and liabilities at the exchange rates in effect at the time of acquisition or issue, and revenues and other expenses at average rates approximating exchange rates in effect during the prescribed time of the transactions.  Exchange gains or losses are included in the statement of operations.

(e)        Cash and cash equivalents

Cash and cash equivalents is considered to include cash on hand, demand balances held with banks, money market funds, certificates of deposit and highly liquid deposits with maturities of three months or less from the date of inception.

(f)           Inventories

Work-in-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing and sales costs.  Purchased ore is recorded at cost based upon the contracted purchase price.

Finished goods inventories are valued at the lower of cost and net realizable value.  Cost valuations are based on the related three-month period’s average costs.  Net realizable value is after a reasonable allowance for sales costs.

Materials and supplies inventories are valued at the lower of average cost and replacement cost, net of a provision for obsolescence with respect to identified inventory items.

(g)       Stockpiles

Stockpiles represent ore that has been mined or purchased and is available for future processing.  Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method).  Stockpile ore tonnages are verified by periodic surveys.  Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization related to mining operations, and removed at each stockpile’s average cost per recoverable ounce.

(h)       Marketable securities

Short-term investments in publicly traded marketable securities are valued at the lower of cost and quoted market value.

(i)          Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost less accumulated depreciation and depletion.  Cost includes acquisition and related costs, capitalized asset retirement costs, long-term development costs incurred on existing ore bodies, and development costs incurred to further define reserves deemed capable of subsequent commercial production.  Depletion of mineral properties including deferred development costs is charged on a units-of-production basis over proven and probable reserves.  Depreciation for plant and equipment commences when placed in service.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives ranging from three to six years.  Projects and assets considered to be Construction in Progress are not depreciated until the projects are complete and placed in service.

The Company expenses all exploration and evaluation expenditures until management concludes that a future economic benefit is more likely than not of being realized, i.e. probable.  In evaluating if expenditures meet this criterion to be

2

capitalized, management utilize several different sources of information depending on the level of exploration.  While the criteria for concluding whether expenditure should be capitalized is always probable the information that management use to make that determination depends on the level of exploration.

Long-lived assets are evaluated for impairment at the end of each reporting period or more frequently when changes in circumstances indicate that those carrying values may not be recoverable.  Estimated undiscounted future net cash flows for the Jerritt Canyon mine are subject to risks and uncertainties and are calculated using estimated production, expected gold sales prices (considering current and historical prices, price trends and related factors), operating costs, capital costs, and reclamation and closure costs and estimates of asset recovery values.  It is reasonable that changes in estimates could occur, which may affect the expected recoverability of these assets.  If it is determined that the carrying value exceeds estimated undiscounted future net cash flows, then a write-down to fair value would be recorded, with a charge to operations.

(j)           Asset retirement obligations

A liability is recognized for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to re-measurement at each reporting period.  The estimates are based principally on legal and regulatory requirements.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates.  Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

(k)       Obligations under capital leases

Leases are classified as either capital or operating.  Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases.  At the time a capital lease is entered into, an asset is recorded along with its related long-term financing obligation, net of interest.  Interest on capital lease financing is expensed as financing payments are made.  Payments made under operating leases are expensed as incurred.

(l)          Stock-based compensation

Compensation expense for stock options granted is determined based on the estimated fair values of the stock options at the time of the grant, the cost of which is recognized over the vesting periods of the respective options.  The estimated fair value of stock options granted is determined by using the Black-Scholes option pricing model.  The estimated fair value of stock options is credited to contributed surplus as the options vest and is subsequently transferred to share capital upon exercise of the related option.

Consideration paid by directors, officers, employees and non-employees on exercise of stock options is credited to common shares.

(m)     Warrants

Warrants issued as consideration for goods and services are recorded at fair value and classified as Convertible Securities.  Fair value is transferred to common shares upon exercise of the related warrants; proceeds from the exercise of these warrants are accounted for as an increase to common shares.

The value of equity units, consisting of common shares and warrants, issued in cash financings is assumed to be substantially attributable to the value of the common shares; accordingly no portion of the cash received for the units is assigned to the warrants.

3

(n)       Revenue recognition

Revenue from the sale of gold is recognized when there is pervasive evidence that an arrangement exists, the selling price is fixed and determinable, collectibility is reasonably assured, the gold has shipped or processing is complete and the gold is ready for shipment and when title and the risks and rewards of ownership pass to the buyer.

(o)       Commodity contracts

The Company may purchase gold put option contracts to protect against the risk of falling gold prices.  Gold put options allow the Company to exercise on a designated forward date, the option to sell a specified quantity of gold at the contract price (“strike price”) to the counterparty.  If the gold price is lower than the strike price of the respective purchased put option contract on the expiry date, gold is sold at the strike price of the put option.  If the market gold price is higher that the strike price of the put option, the option expires without exercise.  The put option premium payments related to the contracts are recognized as a deferred charge and liability on acquisition.

Put options are considered non-hedge derivative financial instruments and thus, are marked to fair market value.  Changes in the fair market value of the put options are recorded in current operations.

Put options which contain explicit provision in the related contracts to deliver gold to settle these instruments do not require fair market value adjustment.

The Company does not use gold forward sales contracts to fix future gold prices to be realized.

(p)       Income taxes

Future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases.  Future income tax assets also arise from unused tax losses, subject to a valuation allowance, to the extent that it is more likely than not such losses ultimately will be utilized.  This method also requires that the future income tax assets and liabilities be measured using the enacted rates and laws that are expected to apply when these assets and liabilities are either to be realized or settled.

(q)       Earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding.  Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

(r)         Comparative figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

4

3.              Trade and other receivables

	December 31, 2006	December 31, 2005
Reclamation costs recoverable	$370	$411
Receivable from employees	15	45
Other	341	7
	$726	$463

Reclamation costs recoverable are related to reclamation project expenditures, reimbursable under the Company’s Environmental Risk Transfer Program (ERTP).

4.              Inventories

	December 31, 2006	December 31, 2005
Finished goods	$328	$1,083
Stockpiled ore	3,665	1,768
Purchased ore	24,702	—
Work-in-process	1,754	352
Materials and supplies	3,747	3,316
	$34,196	$6,519

Purchased ore was purchased from Newmont under an ore and concentrate purchase agreement and is expected to be processed in the next twelve months.  The purchased ore balance includes $11.2 million of loaded carbon delivered to the Company during December 2006 that was processed during the first quarter of 2007.  See further discussion of the Newmont agreement in Note 21.  The value of the purchased ore is shown net of a $3.6 million write down to net realizable value as of December 31, 2006.

5.              Marketable securities

	Shares	Amount
Balance - December 31, 2004	669,485	$500
Proceeds from sale of marketable securities	(644,485)	(442)
Loss on sale of marketable securities	—	(45)
Balance - December 31, 2005 and 2006	25,000	$13

6.              Prepaid expenses

	December 31, 2006	December 31, 2005
Prepaid insurance	$1,055	$783
Prepaid federal land fees	615	540
Other	226	176
	$1,896	$1,499

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7.              Restricted cash

	December 31, 2006	December 31, 2005
Commutation Account	$25,915	$25,766
Interest earned	1,110	707
Reclamation costs incurred by Company	(968)	(558)
	26,057	25,915
Workman’s compensation self-insurance	157	522
Other restricted cash	821	728
	$27,035	$27,165

On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”) (See Note 9).  As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations identified as at June 30, 2003.

The Company has assigned to Division of Insurance, State of Nevada a letter of credit for $0.2 million secured by a cash deposit of $0.2 million in connection with the State’s Workers Compensation program.  Interest is earned on the deposit.  During 2006, the Company was able to reduce the required letter of credit by $0.3 million compared to 2005 due to reduced workers compensation claim activity.

The Company has assigned two letters of credit totaling $0.7 million secured by a cash deposit of $0.7 million in connection with the purchase of mining equipment.  Interest is earned on this deposit.

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8. Mineral property, plant and equipment

	December 31, 2005	Additions / (Depreciation)	Disposals	Writeoffs	December 31, 2006
Cost:
Mineral properties and deferred costs
Jerritt Canyon	$59,047	$12,256	$—	$—	$71,303
Plant and equipment
Jerritt Canyon	28,276	13,408	(85)	(195)	41,404
Subtotal Jerritt Canyon	87,323	25,664	(85)	(195)	112,707

Office equipment	74	1	—	(4)	71
Total cost	87,397	25,665	(85)	(199)	112,778
Accumulated depletion
and depreciation
Mineral properties and deferred costs
Jerritt Canyon	(29,398)	(12,845)	—	—	(42,243)
Plant and equipment
Jerritt Canyon	(12,274)	(6,792)	66	—	(19,000)
Subtotal Jerritt Canyon	(41,672)	(19,637)	66	—	(61,243)

Office equipment	(33)	(13)	—	2	(44)
Total accumulated depletion
and depreciation	(41,705)	(19,650)	66	2	(61,287)
Mineral property, plant and
equipment, net	$45,692	$6,015	$(19)	$(197)	$51,491

	December 31, 2004	Additions / (Depreciation)	Disposals	Writeoffs	December 31, 2005
Cost:
Mineral properties and deferred costs
Jerritt Canyon	$45,538	$13,509	$—	$—	$59,047
Plant and equipment
Jerritt Canyon	22,117	6,199	(40)	—	28,276
Subtotal Jerritt Canyon	67,655	19,708	(40)	—	87,323

Office equipment	54	20	—	—	74
Total cost	67,709	19,728	(40)	—	87,397
Accumulated depletion
and depreciation
Mineral properties and deferred costs
Jerritt Canyon	(19,044)	(10,354)	—	—	(29,398)
Plant and equipment
Jerritt Canyon	(6,128)	(6,167)	21	—	(12,274)
Subtotal Jerritt Canyon	(25,172)	(16,521)	21	—	(41,672)

Office equipment	(23)	(10)	—	—	(33)
Total accumulated depletion
and depreciation	(25,195)	(16,531)	21	—	(41,705)
Mineral property, plant and
equipment, net	$42,514	$3,197	$(19)	$—	$45,692

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9.              Other assets

	December 31, 2006
	Beginning Balance	Additions	Amortization	Write-down	Ending Balance
Non-hedge derivatives	$207	$—	$—	$(207)	$—
Environmental risk transfer program	1,556	—	(302)	—	1,254
	$1,763	$—	$(302)	$(207)	$1,254

	December 31, 2005
	Beginning Balance	Additions	Amortization	Write-down	Ending Balance
Non-hedge derivatives	$1,612	$1,242	$(1,792)	$(855)	$207
Deferred royalty charges	1,903	—	(1,903)	—	—
Environmental risk transfer program	2,240	—	(684)	—	1,556
	$5,755	$1,242	$(4,379)	$(855)	$1,763

Non-Hedge Derivatives

As a condition of the Jerritt Canyon term loan, obtained in July 2003, the lender required the Company to purchase a total of 394,591 gold put options, with a carrying value of approximately $4.1 million, with a series of monthly expiries from July 2003 through June 2005, inclusive.  On June 30, 2005 the remaining balance of the prepaid put options required by the conditions of the term loan expired in full.

The Company purchased gold put options in the fourth quarter of 2004 as a non-hedge derivative at a cost of $0.7 million with expiry dates through 2005.

During 2005, the Company purchased 147,000 gold put options as non-hedge derivatives at a cost of $1.1 million with a series of monthly expiries from January 2006 through March 2007, inclusive.  The put options each have a strike price ranging from $400 to $425 per ounce.  Payment of the premiums for these put options was deferred and is being settled each month based upon the respective number of put options expiring or exercised in that month.  As a result of decreases in the fair value of the gold put option contracts, the remaining asset value of the put options was written off as of December 31, 2006.

Environmental Risk Transfer Program

i)     Reclamation cost cap insurance

The ERTP that the Company purchased from AIG (see Note 12) also includes a reclamation and mine closure cost cap insurance policy.  The insurance policy provides coverage for future reclamation and mine closure costs in existence at June 30, 2003, if they exceed those funded by the Commutation Account (Note 7).  If these reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  In the event that these reclamation costs are more than the Commutation Account balance, the cost cap insurance policy will pay the excess costs up to a defined maximum.

The insurance premium paid for the ERTP in June 2003 is being amortized over the estimated proven and probable reserves at the inception of the policy.  Amortization of the insurance premium is calculated based on each respective period’s production ounces with respect to the estimated proven and probable reserves.

ii)                                   Pollution legal liability

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years commencing June 30, 2003.

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10.       Other current liabilities

	December 31, 2006	December 31, 2005
Insurance policy premium payable	$608	$423
Current portion of non-hedge derivative premiums payable (Note 11)	66	994
Deferred revenue	1,731	—
Current portion of capital leases (Note 11)	976	1,429
	$3,381	$2,846

At the end of December 2006, the Company entered into a gold sales agreement and received payment which was recorded as deferred revenue and for which the gold was delivered during the first week of January 2007.

11.       Other long-term liabilities

	December 31, 2006	December 31, 2005
Non-hedge derivative premiums payable	$66	$1,062
Capital leases	2,973	3,478
	3,039	4,540
Less current portion:
- Non-hedge derivative premiums payable	(66)	(994)
- Capital leases	(976)	(1,429)
	$1,997	$2,117

Capital Leases

During 2006, the Company entered into a 3 year capital lease with a mining equipment company with a total payment price of $0.4 million.  The delivered sales price for the equipment is $0.3 million with a deferred finance charge of $0.1 million calculated at 8.7%.

During 2006, the Company entered into a 3 year capital lease with an automotive credit company with a total payment price of $31 thousand.  The delivered sales price for the automobile was $30 thousand with a deferred finance charge of approximately $1 thousand calculated at 11.4%.

During 2005, the Company entered into a 5 year capital lease with a mining equipment company with a total payment price of $1.4 million.  The delivered sales price for the equipment is $1.1 million with a deferred finance charge of $0.3 million calculated at 8.35%.

During 2005, the Company entered into a 5 year capital lease with a mining equipment company with a total payment of $2.0 million.  The delivered sales price for the equipment is $1.6 million with a deferred finance charge of $0.4 million calculated at 7.25%.

During 2005, the Company entered into a two year capital lease with a software company with a total payment of $44 thousand.  The delivered sales price for the equipment is $41 thousand with a deferred finance charge of $3 thousand calculated at 7.00%.

During 2004, the Company entered into a 28 month capital lease with a mining equipment company with a total payment of $0.5 million.  The delivered sales price for the equipment is $476 thousand with a deferred finance charge of $63 thousand calculated at 7.95%.  A balloon payment of $0.2 million was due in June 2006; however the Company has been allowed to continue monthly payments through 2007.

9

Capital lease obligations through the completion of current lease terms are as follows:

(In thousands of dollars)	2007	2008	2009	2010	Total
Mining equipment	$401	$401	$401	$95	$1,298
Mining equipment	281	281	281	248	1,091
Mining equipment	128	128	111	—	367
Mining equipment	174	174	53	—	401
Mining equipment	173	—	—	—	173
Automotive equipment	8	8	6	—	22
Mining software	13	—	—	—	13
	$1,178	$992	$852	$343	$3,365

12.       Reclamation and mine closure

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities.  The Company’s provisions for future site closure and reclamation costs are based on known requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the Jerritt Canyon property is based upon existing reclamation standards at December 31, 2006.

As part of the consideration for the Jerritt Canyon mine acquisition, the Company assumed the liability for final reclamation and closure of the mine.  On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”) (Note 9).  The ERTP includes several components: a Commutation Account (Note 7), reclamation cost cap insurance, pollution liability insurance, and surety bonds.

The following table sets out the activity for the Company’s reclamation and mine closure liabilities for the years ending December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
Opening balance	$26,382	$25,766
Reduction in closure estimate	(4,000)	—
Accretion	1,192	1,174
Reclamation activities paid by Company	(968)	(558)
Ending balance	$22,606	$26,382

Each year, the Company reviews its asset retirement obligation estimates.  During 2006, the Company began construction of an evaporation pond as mandated by the Nevada Division of Environment Protection (“NDEP”) for closure purposes.  The construction of the evaporation pond reduces the time frame necessary for removing excess moisture from the tailings facility by as much as four years, which has correspondingly reduced the liability related to future closure activities by $4.0 million.

Surety bonds

AIG has posted a total of $39.4 million in surety bonds with the U.S. Forest Service and the NDEP, to provide these agencies assurance that the Company will meet its reclamation obligations.

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13.       Common Shares

	Shares (000’s)
Balance, December 31, 2004	410,405	$100,139
Issued for cash	125,978	30,716
Issued for cash on exercise of warrants	7,843	1,591
Issued for cash on exercise of incentive stock options	360	60
Common shares issued in payment of liabilities	5,435	1,250
Fair value of stock options exercised (Note 14)	—	22
Equity issuance costs	—	(1,974)
Activity for the year	139,616	31,665
Balance, December 31, 2005	550,021	131,804
Issued for cash	28,512	10,192
Issued for cash on exercise of warrants	4,150	1,482
Issued for cash on exercise of incentive stock options	1,270	231
Fair value of stock options exercised (Note 14)	—	129
Common share equivalents expired	(247)	(49)
Equity issuance costs	—	(346)
Activity for the year	33,685	11,639
Balance, December 31, 2006	583,706	$143,443

On March 23, 2005 the Company issued 100,000,000 common shares pursuant to an equity financing for gross proceeds of $24.8 million.  The equity financing consisted of 100,000,000 units, with each unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per unit.  Each whole common share purchase warrant (50,000,000 warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 until March 23, 2007.  The Company paid the underwriters a cash commission of 5% of the gross proceeds.

On May 16, 2005, the Company issued 5,434,783 common shares to settle outstanding liabilities and accrued interest of $1.3 million.

On June 22, 2005 the Company issued 25,987,200 common shares pursuant to an equity financing for net proceeds of $5.9 million through a syndicate of underwriters (“Underwriters”).  The offering was priced at Cdn $0.28 per share.  The Underwriters received a 4% commission on the gross proceeds of the offering.

In January 2006, 247,066 common share equivalents representing the right to exchange the ownership of predecessor common shares to common shares of the Company expired without execution of the exchange right.  The right to exchange common share equivalents was the result of a corporate amalgamation between Queenstake Resources Ltd. and Santa Cruz Gold Inc. where common shares of Santa Cruz Gold Inc. were to be exchanged for common shares of Queenstake Resources Ltd. within a defined time period.  These common share equivalents have been removed from common shares issued and outstanding upon the expiry of the exchange right.

On April 13, 2006, the Company issued 28,512,195 common shares for Cdn $0.41 per share to Newmont Canada Limited (“Newmont”) pursuant to an equity financing by way of private placement for gross proceeds of $10.2 million.  The private placement consisted of 28,512,195 common shares and warrants exercisable to acquire 28,512,195 additional common shares of the Company at a price of Cdn $0.55 per share until April 12, 2010.   Newmont has the right to participate in future equity offerings by the Company to preserve its fully diluted shareholding percentage and has certain additional rights to participate in debt financings until April 13, 2008.  Proceeds are being used to fund exploration and for other corporate uses.

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14.       Contributed surplus

	December 31, 2006	December 31, 2005
Balance, beginning of period	$1,973	$1,053
Fair value of stock-based compensation	1,176	579
Fair value of common share equivalents expired	49	—
Fair value of stock options exercised - transferred to share capital (Note 13)	(129)	(22)
Fair value of warrants expired	—	363
Balance, end of period	$3,069	$1,973

15.       Stock options

The following table sets out the activity in Company’s incentive stock option plans for the years ending December 31, 2006, 2005 and 2004:

	Number	Weighted average price per option
	(000’s)	Cdn $
Outstanding, December 31, 2003	6,775	$0.43
Issued	5,050	0.57
Exercised	(525)	0.26
Cancelled or expired	(155)	2.65
Outstanding, December 31, 2004	11,145	0.47
Issued	7,050	0.22
Exercised	(360)	0.20
Cancelled or expired	(4,665)	0.50
Outstanding, December 31, 2005	13,170	0.33
Issued	7,045	0.42
Exercised	(1,270)	0.21
Cancelled or expired	(2,058)	0.34
Outstanding, December 31, 2006	16,887	$0.37

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Options outstanding at December 31, 2006 are exercisable in the following amounts and exercise prices:

Options outstanding				Options exercisable
Exercise price per option	Number of options	Weighted average price per option	Weighted average remaining life	Number of options	Weighted average price per option
Cdn$	(000’s)	Cdn$	(Years)	(000’s)	Cdn$
0.32	1,600	$0.32	0.4	1,600	$0.32
0.22	50	0.22	0.8	50	0.22
0.39	1,850	0.39	1.6	1,850	0.39
0.57	1,145	0.57	2.5	1,145	0.57
0.57	1,115	0.57	2.8	1,115	0.57
0.23	500	0.23	3.3	500	0.23
0.22	3,525	0.22	3.4	3,525	0.22
0.22	500	0.22	3.4	500	0.22
0.22	250	0.22	3.6	250	0.22
0.22	200	0.22	3.6	200	0.22
0.22	7	0.22	3.9	7	0.22
0.42	5,945	0.42	4.3	2,973	0.42
0.44	50	0.44	4.3	25	0.44
0.37	150	0.37	4.3	75	0.37
	16,887	$0.37		13,815	$0.36

At December 31, 2006 the Company had only one stock option plan, the 1995 Plan.  The 1995 Plan was established on May 17, 1995, amended most recently on May 12, 2004 and is the Company’s only active incentive stock option plan.  A maximum of 30,000,000 five-year options may be granted under the 1995 Plan at an exercise price based on market value on the day before granting.  Shareholder approval is required to increase the number of options available for grant under the 1995 Plan.  Full vesting of stock options granted under the 1995 plan is completed after one year where 50% of the granted options vest immediately upon the date of grant and the remaining 50% vest one year from the date of grant.

On May 2, 2005, the Company granted 575,000 stock options to a non-director officer and certain employees of the Company with a strike price of Cdn $0.23 expiring on May 2, 2010.

On May 11, 2005, the Company granted 5,460,000 stock options to directors, a non-director officer and certain employees of the Company with a strike price of Cdn $0.22 expiring on May 11, 2010.

On May 31, 2005, the Company granted 500,000 stock options to newly appointed directors of the Company with a strike price of Cdn $0.22 expiring on May 31, 2010.

On August 15, 2005, the Company granted 300,000 stock options to a non-director officer and certain employees of the Company with a strike price of Cdn $0.22 expiring on August 15, 2010.

On August 23, 2005, the Company granted 200,000 stock options to certain employees of the Company with a strike price of Cdn $0.22 expiring on August 23, 2010.

On November 22, 2005, the Company granted 15,000 stock options to certain employees of the Company with a strike price of Cdn $0.22 expiring on November 22, 2010.

On April 6, 2006, 6,845,000 stock options were granted to officers, directors and employees with a strike price of Cdn $0.42 and an expiry date of April 6, 2011 with 50% of the options vesting and exercisable immediately and 50% vesting one year from the grant date.

On April 17, 2006, 50,000 stock options were granted to an employee with a strike price of Cdn $0.44 and an expiry date of April 17, 2011 with 50% of the options vesting and exercisable immediately and 50% vesting one year from the grant date.

On August 17, 2006, 150,000 stock options were granted to employees with a strike price of Cdn $0.37 and an expiry date of August 17, 2011 with 50% of the options vesting and exercisable immediately and 50% vesting one year from the grant date.

13

The fair value of stock options granted to directors, officers and employees were estimated at the grant date based on the Black-Scholes option pricing model.  From the specific assumptions applied at each respective grant date, the weighted average assumptions for stock options granted are as follows:

	Weighted Average Assumptions
	2006	2005	2004
Expected volatility	72.0%	74.7%	50.0%
Risk-free interest rate	4.83%	3.79%	3.47%
Expected lives	3 years	3 years	2 years
Dividend yield	0%	0%	0%

Weighted average fair value
per stock option granted	$0.21	$0.09	$0.14

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The Company recognized $1,176,000, $579,000 and $537,000 in stock-based compensation expense for the years ended 2006, 2005 and 2004, respectively.

16.       Warrants

	December 31, 2005	Issued in 2006	Exercised in 2006	Expired in 2006	December 31, 2006	Exercise price	Expiry
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	Cdn $
	17,127	—	—	(17,127)	—	0.65	02/10/06
	50,000	—	(4,150)	—	45,850	0.40	03/23/07
	100	—	—	—	100	0.40	03/23/07
	—	28,512	—	—	28,512	0.55	04/12/10
Total warrants	67,227	28,512	(4,150)	(17,127)	74,462

Fair Value	$14	$—	$—	$—	$14

	December 31, 2004	Issued in 2005	Exercised in 2005	Expired in 2005	December 31, 2005	Exercise price	Expiry
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	Cdn $
	10,534	—	(7,843)	(2,691)	—	0.25	06/25/05
	2,000	—	—	(2,000)	—	1.00	12/15/05
	17,127	—	—	—	17,127	0.65	02/10/06
	1,713	—	—	(1,713)	—	0.50	08/10/05
	—	50,000	—	—	50,000	0.40	03/23/07
	—	100	—	—	100	0.40	03/23/07
Total warrants	31,374	50,100	(7,843)	(6,404)	67,227

Fair Value	$363	$14	$—	$(363)	$14

On March 23, 2005, 100,000 warrants were issued under an agreement for financial advisory and investment banking services.  The warrants issued have the same terms as warrants issued in the March 23, 2005 equity financing (Note 13).  The warrants were issued at a strike price of Cdn $0.40 and the estimated fair value of the warrants was calculated using the Black-Scholes option pricing model.  The estimate of the fair value of the warrants of $14 thousand was based upon a volatility of 75.0%, a risk free interest rate of 3.9% and an expected life of 2 years.  On March 23, 2007, these warrants, along with the remaining 45.9 million warrants outstanding from the equity financing, expired unexercised (Note 25).

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On February 10, 2006, 17.1 million warrants with an exercise price of Cdn $0.65 expired.

17.       Interest expense

	2006	2005	2004
Amortization of deferred financing costs, related to term loan	$—	$—	$3,345
Amortization of deferred financing costs, related to put options financed	—	—	257
Accretion of production payment owing to Jerritt Canyon sellers	—	—	788
Oxygen plant note	—	—	94
Non-cash interest expense	—	—	4,484
Term loan	—	—	322
Capital leases	241	413	80
Other	127	—	31
	$368	$413	$4,917

18.       Income taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2006	2005	2004
Provision for recovery of taxes at stautory rates	$(7,112)	$(6,885)	$(7,877)
Tax benefit not recognized on current year losses	3,454	3,624	1,491
Differences in foreign tax rates	(52)	154	(57)
Non-deductible items and other	3,710	3,107	6,443
	$—	$—	$—

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future tax assets as at December 31, 2006 are as follows:

	2006	2005	2004
Non-capital loss carry forwards	$14,279	$10,552	$7,322
Net capital loss carry forwards	6,961	7,851	6,088
Unutilized exploration expenditures	12,427	7,620	5,990
Capital assets	2,213	1,044	(330)
Other	2,137	1,161	832
Total net future income tax assets	38,017	28,228	19,902
Less: Valuation allowance	(38,017)	(28,228)	(19,902)
Net future income tax allowance	$—	$—	$—

The Company has income tax loss carry forwards of approximately $6.9 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2007 to 2026.

The Company has income tax loss carry forwards of approximately $34.5 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2007 to 2026.  A portion of the losses in the U.S. are subject to limitation.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

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19.       Supplemental cash flow disclosure

	For the years ended December 31,
	2006	2005	2004
Non-cash activities
Finance of prepaid insurance	$1,037	$783	$—
Changes in property, plant and equipment expenditures accrued	(2,620)	3,309	3,265
Changes in mineral properties due to adjustment in retirement obligation estimate	(4,000)	—	—
Capital lease obligations entered into for new equipment	369	—	—
Change in inventory valuation derived from depreciation, depletion and amortization allocation	935	—	—
Marketable securities received in sale of assets disposed of by sale	—	—	4,483
Marketable securities received in lieu of note payment	—	—	500
Common shares issued in payment of debt	—	1,250	—
Contributed surplus arising on fair value of convertible securities expired	—	363	—
Fair value of lender’s and broker’s warrants exercised and transferred to share capital	—	—	257
Fair value of stock option exercised and transferred from contributed surplus to share capital	(129)	22	35
Fair value of common share equivalents expired and transferred to contributed surplus	$49	$—	$—

20.       Financial instruments

Fair value

The fair value of the Company’s current receivables, inventories, prepaid expenses, trade payables and other current liabilities, excluding marketable securities, approximates their carrying values, due to their short-term maturities.

Foreign currency risk management

All revenues and substantially all of the Company’s expenses are incurred in U.S. dollars.  The Company’s equity capital is raised in Canadian dollars.  Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars.  The Company believes that the risk of material loss as a result of an adverse prolonged change in Canadian / U.S. dollar exchange rates is managed by its policy for the conversion of Canadian funds into U.S. funds as necessary with consultation from foreign currency exchange specialists, and currently does not use foreign currency exchange contracts to fix exchange rates.

Commodity risk management

The profitability of the Company is directly related to the market price of gold.  Accordingly, the Company may purchase non-hedge derivative financial instruments, such as gold put option contracts, to protect against the risk of falling gold prices.  The Company pays a premium to acquire the contracts which is settled in the period the option is exercised or allowed to expire.  If the gold price is lower than the strike price of the respective purchased put option on the expiry date, gold is sold at the strike price of the put option.  If the market gold price is higher than the strike price of the put option, the option expires without exercise.

The Company does not use gold forward sales contracts to fix future gold prices realized.

The Company purchased gold put option contracts starting in late 2004 and 2005 with expiry dates extending into 2007.  These put option contracts are considered non-hedge derivative financial instruments and thus, are marked to fair market value each reporting period and changes in the fair market value are recorded in current earnings or losses.

In 2005, the Company purchased 147,000 gold put options as non-hedge derivatives with a series of monthly expiries from January 2006 through March 2007, inclusive.  The put options each have a strike price ranging from $400 to $425 per ounce.  At the end of 2006, the Company had 12,000 put options remaining with an average strike price of $425 per ounce.  Given the

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current gold price, the remaining value of these options was written off during the year.  These options expired during the first quarter 2007.

21.       Commitments and contingencies

Commitments

The Company has certain contracted commitments and obligations under capital leases, operating leases and non-hedge derivative financial instrument contracts. Future payments for these contracted commitments and obligations with initial or remaining terms in excess of one year at December 31, 2006 are as follows:

	Payments due by period
(In millions of dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Capital lease obligations	$3.3	$1.2	$1.8	$0.3	$—
Operating leases	0.4	0.2	0.2	—	—
Non-hedge derivative financial instruments	0.1	0.1	—	—	—
Total Material Contractual Obligations	$3.8	$1.5	$2.0	$0.3	$—

The Company has certain operating leases for corporate office space and equipment with payments of $0.4 million due over the next three years.  These leases range from 1 to 2 years with payment obligations of $0.2 million in 2007 and $0.2 million in 2008.

On April 13, 2006, the Company entered into an agreement with Newmont to purchase and process ore at the Company’s Jerritt Canyon facility.  The Company is committed to purchase 500,000 tons of Newmont ore annually for two years from the date of the agreement.  The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company is at risk should the price of gold drop between the time that the ore is purchased and the time that the purchased ounces are produced and sold.  As of December 31, 2006, the Company had received approximately 440,000 tons of ore pursuant to the agreement and had processed approximately 181,000 tons.

At the end of the third quarter, the Company instructed its financial advisors Blackmont Capital Inc. of Toronto to assist the Company in evaluating and pursuing strategic alternatives regarding the long-term value of Queenstake’s assets.  As a result of this process, on March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Corporation (Note 25).  Upon completion of the merger, the Company is obligated to pay Blackmont a success fee equal to 1.25 percent of the transaction value.

Legal

The Company may be involved in various claims, legal proceedings and complaints arising in the ordinary course of business.  The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which the Company may be required to pay by reason thereof, will have a material effect on the future conditions or future results of operations for the Company.

See Note 25(b) for discussion of the lawsuit filed by the Company against AIG in January 2007.

Environmental

The Company engages in mining, development and exploration activities, which are subject to various federal and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and may become more restrictive.  The Company conducts its operations in a manner to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.

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22.       Retirement plans

Upon completion of the Jerritt Canyon acquisition, the Company assumed sponsorship, from the prior owners of the Jerritt Canyon mine, of a qualified tax-deferred savings plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code, which is available to permanent U.S. employees.  The Company makes defined contributions of up to 7.5% of eligible employees’ salaries and is not responsible for the performance of investment vehicles selected by employees.  The Company contributed $1,435,232 for the year ended December 31, 2006 and contributed $1,347,879 during year ended December 31, 2005.

23.       Segment information

The Company operates only in the gold sector within the United States.  Currently, revenues are earned exclusively at the Company’s Jerritt Canyon mine in Nevada.

24.       Differences between Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  For the purposes of these financial statements these principles differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”).

The adjustments to comply with U.S. GAAP, with respect to the consolidated balance sheets for the years ended December 31, 2006 and 2005 would be as follows:

CONSOLIDATED BALANCE SHEETS

(In Thousands of Dollars)	December 31, 2006			Restated December 31, 2005
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP
ASSETS
Total current assets	$43,411	$—	$43,411	$18,719	$—	$18,719
Other assets	79,780	—	79,780	74,620	—	74,620
Total assets	123,191	—	123,191	93,339	—	93,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Total current liabilities	55,767	—	55,767	13,909	—	13,909
Other long-term liabilities	24,603	—	24,603	28,499	—	28,499
Total liabilities	80,370	—	80,370	42,408	—	42,408

Shareholders’ equity
Common shares, contributed surplus,
and convertible securities	146,525	—	146,525	133,791	—	133,791
Deficit (b)	(103,704)	—	(103,704)	(82,860)	—	(82,860)
Total shareholders’ equity	42,821	—	42,821	50,931	—	50,931
Total liabilities and shareholders’ equity	$123,191	$—	$123,191	$93,339	$—	$93,339

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The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of loss for the years ended December 31, 2006, 2005 and 2004 would be as follows:

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31
		Restated	Restated
(In Thousands of Dollars, except per share amounts)	2006	2005	2004

Loss from operations Canadian GAAP	$(20,844)	$(20,483)	$(18,018)
Interest expense (a)	(368)	(413)	(4,917)
Other income, net (a)	802	1,012	892
Foreign exchange gain (loss) (a)	109	213	(83
Realized non-hedge derivative loss (b)	—	878	2,994
Unrealized non-hedge derivative loss (b)	—	—	(878)
Loss from operations and net loss under U.S. GAAP	$(20,301)	$(18,793)	$(20,010)

Net loss per share - basic and diluted	($0.04)	($0.04)	($0.05)

Weighted average number of shares outstanding (000’s) - basic	573,152	509,274	377,609

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004 would have no material effect on net cash provided by / (used in) operations, cash used in investing activities and cash provided by / (used in) financing activities.

The significant differences between generally accepted accounting principles (“GAAP”) in Canada and in the United States, as they relate to these financial statements are as follows:

(a)       Certain income and expense items may be disclosed after income (loss) from operations for Canadian GAAP.  These items are included in income (loss) from operations for U.S. GAAP.

(b)       The Company purchased gold put options as required by the Jerritt Canyon term loan to establish a minimum price, which the Company would receive for a significant portion of its gold production during the amortization period of the term loan.  These gold put options expired in June 2005.  These contracts do not qualify as designated hedges under FAS 133 and FAS 137 and accordingly for U.S. GAAP, changes in the fair value of the outstanding puts are recognized as a component of net loss.  Canadian GAAP would not have required a measurement of fair value as these contracts were purchased pursuant to a borrowing arrangement.

(c)        In a recent continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity.  The SEC’s view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with the fair value of warrants exercised during the year being transferred to share capital and changes in fair value from year to year recorded in earnings.

This interpretation does not apply under Canadian GAAP.  A recent meeting of the FASB considered the SEC’s view and the FASB have recommended that companies be allowed to implement this accounting in a future year, as an accounting change.  The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

(d)       Recent U.S. GAAP  accounting pronouncements

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Stock Based Compensation

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which revised SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R will supersede APB Opinion 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.”  The significant differences in accounting from Canadian GAAP under SFAS No. 123R include the requirement to estimate forfeitures of unvested instruments such as stock options at the grant date to determine the total compensation to be recognized.  Under Canadian GAAP, the Company recognizes the fair value of an employee’s services award over the vesting period and accounts for forfeitures only as they occur.  SFAS No. 123R was adopted by the Company in 2006.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments.  SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R.

Asset Retirement Obligations

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”—an interpretation of FASB No. 143.  FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement.  FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

In May 2005 the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.”  SFAS No. 154 established new standards on accounting for changes in accounting principles.  SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so.  SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.  Adoption of SFAS No. 154 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Other-Than-Temporary Impairment

In June 2005, the FASB issued FASB Staff Position Paper (“FSP”) 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” superseding EITF 03-1.  FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance.  FSP 115-1 is effective for reporting periods beginning after December 15, 2005.  Adoption of FSP 115-1 did not have a material impact on our consolidated financial position, results of operations or cash flows.

25.       Subsequent Events

                        (a)  On January 15, 2007, the Company closed a secured convertible bridge loan financing facility (the “Facility”) of $8 million with Auramet Trading LLC.  The Facility has an interest rate of 12.9% per annum and is repayable no later than May 31, 2007 (extended from April 30, 2007) in cash, or at the option of Auramet, part or all of the Facility may be repaid in common shares of Queenstake at a conversion price of $0.22 per share.  The costs of the Facility include a 3.5%

20

underwriting fee in respect of which Auramet elected to receive partial payment with 1,464,579 Queenstake common shares.  In addition, Auramet received warrants exercisable to acquire 10 million Queenstake common shares for a term of one year at an exercise price of $0.22 per share.

                        (b)  The Company filed suit on January 19, 2007 against American International Specialty Lines Insurance Company, a subsidiary of AIG, (the “Insurance Company”) in United States District Court for the District of Colorado.  The suit seeks $8.4 million for construction of the evaporation pond at the Company’s Jerritt Canyon operations in Nevada plus an unspecified amount for additional damages as a result of the Insurance Company’s failure to reimburse Queenstake under its reclamation costs insurance policy.

                        (c)   Effective March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) completed all due diligence requirements and signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Limited (“Newco”).  The business combination is structured as a plan of arrangement.  Under the agreed upon terms, shareholders of YGC will retain one common share of Newco for each share of YGC held, and shareholders of Queenstake will receive one common share of Newco for each ten shares of Queenstake held.  The business combination is subject to shareholder, court and regulatory approvals and other conditions precedent, including a minimum Cdn$ 80.0 million net proceeds financing to be completed by YGC for the benefit of Newco.   The respective shareholder meetings of the Company and YGC are scheduled to be held on May 18, 2007.

                        (d)  On March 23, 2007 45,950,000 warrants, issued as part of an equity financing completed on March 23, 2005, expired unexercised.

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Form 52-109F1 - Certification of Annual Filings

I, Dorian Nicol, Queenstake Resources Ltd., Chief Executive Officer, certify that:

1.                                       I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd. (the issuer) for the period ending December 31, 2006;

2.                                       Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.                                       Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.                                       The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

a.                                       designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.                                      evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 29, 2007

/s/ Dorian Nicol
Chief Executive Officer

22

Form 52-109F1 - Certification of Annual Filings

I, Eric Edwards, Queenstake Resources Ltd., Chief Financial Officer, certify that:

1.                                       I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd. (the issuer) for the period ending December 31, 2006;

2.                                       Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.                                       Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.                                       The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

c.                                       designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

d.                                      evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 29, 2007

/s/ Eric Edwards
Chief Financial Officer

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APPENDIX H

BLACKMONT FAIRNESS OPINION

April 17th, 2007

To the Board of Directors:

We understand that Queenstake Resources Ltd. (“Queenstake”) and YGC Resources Ltd. (“YGC”) have agreed to combine their businesses pursuant to a plan of arrangement (the “Arrangement”), which will result in the formation under the laws of the Province of British Columbia of a new corporate entity, proposed to be named “Yukon-Nevada Gold Corp.” (“Yukon-Nevada”), which will assume all of the assets and liabilities of both YGC and Queenstake. Under the terms of the Arrangement, Queenstake will become a wholly-owned subsidiary of Yukon-Nevada and each shareholder of Queenstake will receive one common share of Yukon-Nevada for each ten Queenstake common shares held (the “Exchange Ratio”) immediately prior to the date (the “Effective Date”) on which the Transaction becomes effective by its filing with the Registrar of Companies for British Columbia. Detailed terms and conditions, and other matters relating to the Arrangement are set forth in the joint information circular (the “Information Circular”) of Queenstake and YGC.

Blackmont Capital Inc. (together with its affiliates, “Blackmont”) has been retained to provide financial advice to Queenstake and its Board of Directors, including our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration offered pursuant to the Arrangement to the shareholders of Queenstake.

The Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Dealer Association of Canada (the “IDA”), but the IDA has not been involved in the preparation or review of this Opinion.

Credentials of Blackmont Capital Inc.

Blackmont is a wholly-owned subsidiary of CI Financial Income Fund, which is an independent, Canadian-owned wealth management company with approximately $82.9 billion in fee-earning assets as of January 31, 2007. Blackmont is an independent investment bank providing a full range of corporate finance, merger and acquisition, equity sales and trading, and equity research services.  Blackmont and its principals have extensive knowledge of Canadian equity capital markets, including the mining sector, have prepared numerous financing and acquisition valuations and fairness opinions, and have led numerous transactions involving private and publicly traded companies.

Queenstake has paid Blackmont US$425,000 over the past 24 months for various services.

181 Bay Street, BCE Place, Suite 900, P.O. Box 779, Toronto, ON M5J 2T3
T: 416-864-3600 - 866-775-7704 - www.blackmont.com

BLACKMONT CAPITAL INC. MEMBER OF CIPF & IDA

The opinions expressed herein represent the opinions of Blackmont and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture, restructuring and valuation matters.

Engagement of Blackmont

The board of directors of Queenstake initially engaged Blackmont to act for Queenstake and its board of directors as financial advisor (the “Engagement”) by an engagement letter dated October 1st, 2005 (the “Engagement Letter”).  Pursuant to its advisory engagement, Blackmont agreed to provide financial advice and assistance to Queenstake and its board of directors in relation to a strategic alternatives process leading to the Arrangement and, if required by Queenstake, to prepare and deliver an opinion as to the fairness of the Arrangement, from a financial point of view, to the shareholders of Queenstake.

Relationship with Queenstake

Prior to the Engagement, Blackmont has acted for Queenstake as an agent of certain equity financings by Queenstake.  In June 2005 and March 2005, Blackmont acted as lead agent in connection with a public offering of equity securities of Queenstake, which raised gross proceeds of C$7.2 million and C$30 million, respectively.  The fees received by Blackmont in connection with these equity financings were consistent with accepted industry practices in Canada for fees payable to investment dealers for services of this nature.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, as applicable, among other things, the following:

a)             a draft version of the Information Circular;

b)             certain documents filed by Queenstake and YGC on the System for Electronic Document Analysis and Retrieval since January 1, 2004, which Blackmont considered necessary in its evaluation of Queenstake, YGC and the Arrangement;

c)              the financial model for the Queenstake operations developed and provided by Queenstake management;

d)             the financial model for the various YGC properties developed and provided by YGC management;

e)              certain other internal information prepared and provided to us by Queenstake management, concerning the business, operations, assets, liabilities and prospects of Queenstake;

f)                discussions with Queenstake and YGC management concerning each respective company’s current business plans, financial condition, future business prospects, and, in the case of Queenstake management, potential alternatives to the Arrangement;

g)             public information relating to the business, financial condition and trading history of Queenstake and YGC and other selected public companies we considered relevant;

h)             information with respect to selected precedent transactions we considered relevant;

i)                a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of Queenstake; and

j)                such other information, investigations, analyses and discussions (including discussions with senior management, Queenstake’s legal counsel, and other third parties) as we considered necessary or appropriate in the circumstances.

Blackmont has not, to the best of its knowledge, been denied access by Queenstake to any information under its control requested by Blackmont.

Assumptions and Limitations

With the Board of Directors’ approval and agreement, we have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Queenstake, its subsidiaries and their respective directors, officers, associates, affiliates, consultants, advisors and representatives, in each case relating to Queenstake, its subsidiaries, associates and affiliates, and to the Arrangement. Our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.

Senior officers of Queenstake have represented to Blackmont in a certificate delivered as of the date hereof, among other things, that (i) the information, data, advice, opinions, representations and other material (financial and otherwise) (the “Information”) provided orally by, or in the presence of, an officer or employee of Queenstake or in writing by Queenstake or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives to Blackmont or obtained by Blackmont from the System for Electronic Document Analysis and Retrieval relating to Queenstake, its subsidiaries, associates or affiliates, the Arrangement or any other transaction, for the purpose of preparing the Opinion was, at the date such Information was provided to Blackmont and remains as of the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Queenstake, its  subsidiaries, associates or affiliates, the Arrangement or any other transaction and did not and does not omit to state a material fact in respect of Queenstake, its subsidiaries, associates or affiliates, the Arrangement or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and (ii) since the dates on which the Information was provided to Blackmont, except as disclosed in writing to Blackmont, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Queenstake or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; except for changes that have been updated by more current Information provided in writing to Blackmont.

With respect to any forecasts, projections, estimates and/or budgets provided to Blackmont and used in its analyses, Blackmont notes that projecting future results of any company is inherently subject to uncertainty. Blackmont has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of Queenstake, are (or were at the time and continue to be) reasonable in the circumstances.

In preparing the Opinion, Blackmont has made several assumptions, including that (i) all of the conditions required to implement the Arrangement will be met and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained without adverse condition or qualification, (ii) the Arrangement can proceed as scheduled and without material additional cost to Queenstake or liability of Queenstake to third parties, and (iii) that the disclosure provided or incorporated by reference in the Information Circular with respect to Queenstake and its subsidiaries and affiliates and the Arrangement is accurate in all material respects.

Blackmont has not been engaged to provide and has not provided: (i) a formal valuation of Queenstake or its securities pursuant to OSC Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions or otherwise; (ii) an opinion concerning the future trading price of any of the securities of Queenstake, or Yukon-Nevada following the completion of the Arrangement; (iii) an opinion as to the fairness of the process underlying the Arrangement; or (iv) a recommendation to any shareholder of Queenstake to vote their shares in favour of the Arrangement; and, in each case, this Opinion should not be construed as such.

Approach to Fairness

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description.  Qualitative judgments were made based upon Blackmont’s assessment of the surrounding factual circumstances relating to the Arrangement and Blackmont’s analysis of such factual circumstances in its best judgment.  Any attempt to select portions of Blackmont’s analysis or of the factors considered, without considering all of the analysis employed and factors considered, would likely create an incomplete and misleading view of the process underlying this Opinion.  This Opinion should be read in its entirety.

In rendering this Opinion, Blackmont has considered and performed a variety of financial analyses.  The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description.  Qualitative judgments were made based upon Blackmont’s assessment of the surrounding factual circumstances in its best judgment.  Any attempt to select portions of Blackmont’s analysis or of the factors considered, without considering all of the analysis employed and factors considered, would likely create an incomplete and misleading view of the process underlying this Opinion.  This Opinion should be read in its entirety.

General

Our Opinion is rendered, and is effective, as of the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Queenstake as they are reflected in the Information and as they were represented to us in our discussions with the management of Queenstake. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Blackmont and any party involved in the Arrangement.

We have been engaged as financial advisor to Queenstake in connection with the Arrangement and will be paid a fee for our services. We will also receive a fee upon delivery of this Opinion. In addition, Blackmont is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Queenstake in certain circumstances.

This Opinion is provided to the Board of Directors of Queenstake for its use only and may not be relied upon by any other person. Blackmont disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Blackmont after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Blackmont reserves the right to change, modify or withdraw the Opinion.

Opinion

Based upon and subject to the foregoing, it is our opinion, as of the date hereof that the consideration provided pursuant to the Arrangement is fair from a financial point of view to the shareholders of Queenstake.

Yours truly,

(SIGNED)

BLACKMONT CAPITAL INC.

APPENDIX I

PRO FORMA FINANCIAL STATEMENTS OF YUKON-NEVADA

Unaudited Pro Forma Condensed Combined Financial Statements
(Expressed in Canadian dollars)

YGC  RESOURCES  LTD.

As of December 31, 2006
Year ended December 31, 2006

YGC RESOURCES LTD.

Unaudited Pro Forma Combined Financial Statements
(Expressed in Canadian dollars)

As of December 31, 2006
Year ended December 31, 2006

On March 16, 2007, YGC Resources Ltd. (the Company or YGC) signed a definitive agreement with Queenstake Resources Ltd. (QRL or Queenstake) to combine the operations of YGC and Queenstake under a Plan of Arrangement (Arrangement), subject to regulatory, court and shareholder approvals.  The planned new name of the Company will be Yukon-Nevada Gold Corp. (Yukon-Nevada).

The unaudited pro forma condensed combined financial statements should be read in conjunction with the consolidated financial statements of YGC, the consolidated financial statements of Queenstake, translated from US dollars to Canadian dollars, in each case at December 31,2006, which accompany this Information Circular.  In the opinion of management, these unaudited pro forma condensed combined financial statements include all adjustments necessary for a fair presentation.

The unaudited pro forma condensed combined balance sheet and statement of operations reflect  that under the Arrangement:

•                  Queenstake Shareholders, other than those that have validly exercised Dissent Rights will receive one Yukon-Nevada Share for every ten Queenstake shares held;

•                  All incentive stock options and share purchase warrants of Queenstake outstanding as at the effective date of the Arrangement will be exchanged by Yukon-Nevada for options and warrants of Yukon-Nevada with appropriate adjustments to the Yukon-Nevada Shares that may be acquired and the exercise price, in accordance with the 1:10 share exchange ratio above.Completion of the Arrangement is subject to the satisfaction or waiver of certain conditions precedent which are normal in transactions such as the Arrangement, and in addition:

•                  YGC must have completed a financing (the YGC Financing) to raise minimum net proceeds of $80,000,000 for the benefit of Yukon-Nevada;

•                  YGC will have filed and had declared effective by the SEC a registration statement on Form 40-F for the purpose of registering the Yukon-Nevada Shares as a class under the U.S. Exchange Act.

The unaudited pro forma condensed combined financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and include:

•                  unaudited pro forma condensed combined balance sheet as of December 31, 2006 prepared from the audited consolidated balance sheet of YGC as of December 31, 2006 and the audited consolidated balance sheet of Queenstake as of December 31, 2006, (translated into Canadian dollars at an exchange rate of $1.1653 being the rate as at December 31, 2006) reflecting the Arrangement as if it occurred on December 31, 2006.

•                  unaudited pro forma condensed combined statement of operations for the year ended December 31, 2006 prepared from the audited consolidated statement of operations of YGC for the year ended December 31, 2006 and the audited consolidated statement of operations for Queenstake for the year ended December 31, 2006 (translated into Canadian dollars at an exchange rate of $1.1340 being the average for the year), reflecting the Arrangement as if it occurred on January 1, 2006.

The unaudited pro forma condensed combined financial statements may not necessarily be indicative of the results of operations and financial position which would have been achieved if the Arrangement had occurred on the dates noted above.  In preparing these unaudited pro forma condensed combined financial statements, no adjustments have been made to reflect the additional costs or savings that may result from the acquisition of Queenstake by YGC.

This business combination will be accounted for as an acquisition of Queenstake by YGC and as such has been accounted for by the purchase method of accounting in accordance with Canadian GAAP.  Accordingly, 100% of the results of operations of Queenstake will be included in the results of operations of YGC on a combined basis, in periods subsequent to the acquisition date.

YGC RESOURCES LTD.

Unaudited Pro Forma Condensed Combined Balance Sheet
(Expressed in Canadian dollars)

As of December 31, 2006

			Pro Forma		Pro Forma
	YGC	Queenstake	Adjustments	Notes	Combined
Assets
Current assets:
Cash	$5,059,690	$7,667,674	$84,210,526	1(c)	$103,675,267
			6,737,377	1(d)
Short-term investments	1,196,241	15,149			1,211,390
Accounts receivable and prepaids	699,738	3,055,417			3,755,155
Inventory	—	39,848,599			39,848,599
	6,955,669	50,586,839	90,947,903		148,490,411
Restricted cash	9,133,631	31,503,886			40,637,517
Plant and equipment	629,298	26,107,381	48,453,078	1(a)	101,279,876
			26,090,119	1(b)
Mineral property	20,470,237	33,895,081	10,000,000	1(a)	69,749,933
			5,384,615	1(b)
Other assets	—	1,461,286			1,461,286
	$37,188,835	$143,554,473	$180,875,715		$361,619,023
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$784,328	$61,045,406	$3,021,597	1(a)	$59,739,457
			4,210,526	1(c)
			(9,322,400)	1(e)
Other	13,274	3,939,879	9,322,400	1(e)	13,275,553
	797,602	64,985,285	7,232,123		73,015,010
Other liabilities	—	2,327,104	—		2,327,104
Future income tax liability	4,345,891	—	31,474,734	1(b)	35,820,625
Asset retirement obligation	2,217,300	26,342,772	—		28,560,072
	7,360,793	93,655,161	38,706,857		139,722,811
Shareholders’ equity:
Share capital:
YGC Common shares	36,893,659	—	80,000,000	1(c)	228,961,829
			105,330,793	1(a)
			6,737,377	1(d)
QRL Common shares	—	167,152,963	(167,152,963)		—
Convertible securities	803,122	16,314	(16,314)		803,122
Contributed surplus	1,337,955	3,576,306	(3,576,306)		1,337,955
Deficit	(9,206,694)	(120,846,271)	120,846,271		(9,206,694)
	29,828,042	49,899,312	142,168,858		221,896,212
	$37,188,835	$143,554,473	$180,875,715		$361,619,023

YGC RESOURCES LTD.

Unaudited Pro Forma Condensed Combined Statement of Operations
(Expressed in Canadian dollars)

Year ended December 31, 2006

			Pro Forma		Pro Forma
	YGC	Queenstake	Adjustments	Notes	Combined
Sales	$—	$116,699,940	$—		$116,699,940
Costs and expenses:
Cost of sales	—	105,903,126	—		105,903,126
Depreciation, depletion and amortization	19,448	21,564,144	24,739,813	2(a)	46,323,405
Non-hedge derivatives	—	234,738	—		234,738
Exploration	—	5,555,466	(1,282,922)	2(b)	4,272,544
General and administrative	1,391,748	5,010,012	—		6,401,760
Accretion of reclamation and mine closure liability	164,000	1,351,728	—		1,515,728
Stock-based compensation	315,424	1,333,584	—		1,649,008
	1,890,620	140,952,798	23,456,891		166,300,309
Operating loss	(1,890,620)	(24,252,858)	(23,456,891)		(49,600,369)
Interest expense	—	(417,312)	—		(417,312)
Other income, net	427,431	1,017,198	—		1,444,629
Foreign exchange gain	—	123,606	—		123,606
Gain on disposal of assets	—	115,668	—		115,668
Write-down of assets	—	(223,398)	—		(223,398)
Loss before income taxes	(1,463,189)	(23,637,096)	(23,456,891)		(48,557,176)
Income tax recovery	113,777	—	—		113,777
Net loss for the year	$(1,349,412)	$(23,637,096)	$(23,456,891)		$(48,443,399)
Loss per share - basic and diluted	$(0.03)				$(0.28)
Weighted average shares outstanding (note 3)	53,147,312				171,170,118

YGC RESOURCES LTD.

Unaudited Pro Forma Condensed Combined Financial Statements
(Expressed in Canadian dollars)

As of December 31, 2006
Year ended December 31, 2006

1.     Pro forma balance sheet adjustments:

(a)   Acquisition of Queenstake:

Pursuant to the Arrangement, the Company will acquire 100% of the outstanding common shares of Queenstake and the Queenstake shareholders will receive one Yukon-Nevada share for every ten Queenstake shares held.

The measurement of the purchase consideration in the pro forma condensed combined financial statements is based on a YGC share price of $1.80, which was the weighted average selling price from April 11 to April 16, 2007 on the Toronto Stock Exchange.

The determination of the final consideration will not be made until the date the Arrangement has been completed, as the YGC share price on this date will determine the consideration amount.  The actual purchase consideration may differ from the amount included in these unaudited pro forma condensed combined financial statements and the amount of such difference could be material.

Pro forma adjustments relating to the Queenstake acquisition are as follows:

Cash consideration:
Common shares (58,517,106 YGC shares issued in exchange for Queenstake shares)	$105,330,793
Transaction costs	3,021,597
Total consideration	$108,352,390

The preliminary determination and allocation of the excess purchase price based on December 31, 2006 Queenstake net assets are as follows:

Consideration paid	$108,352,390
Net assets acquired at book values at December 31, 2006	49,899,312
Excess of purchase price over net book values	$58,453,078

The allocation of the excess purchase price based on the estimated fair values of the assets acquired and liabilities assumed is as follows:

Mineral property	$10,000,000
Plant and equipment	48,453,078
$58,453,078

(a)   Acquisition of Queenstake (continued):

This is a preliminary price allocation.  Upon completion of the Arrangement, the Company will engage an independent party to perform an appraisal of certain Queenstake assets.  The Company will assess this information prior to making a final allocation of the purchase price to the acquired assets of Queenstake.  The difference between the preliminary purchase price allocation (above) and the final allocation may be material.

(b)   Future income taxes:

The allocation of the excess purchase price to the Queenstake assets will have a future income tax effect as an allocation of cost to Queenstake assets will not be deductible for corporate income tax purposes. The corporate income tax rate used to estimate the future income tax effect is 35%.

The allocation of the purchase price discrepancy to Queenstake mineral property and plant and equipment (as detailed in a) above) has an estimated income tax effect as follows:

Plant and equipment	$26,090,119
Mineral property	5,384,615
Future income tax liability	$31,474,734

It is possible that the future income tax impact of the Arrangement will differ materially from that included in these unaudited pro forma condensed combined financial statements.

(c)   YGC financing:

One of the conditions precedent to the completion of the Arrangement is the completion of a financing by YGC, for the benefit of Yukon-Nevada, prior to the shareholder vote on May 18, 2007.  This financing is to provide net proceeds to the Company of at least $80,000,000.

The financing is assumed to be at a price of $1.80 per unit (see note 1(a)) with each unit consisting of one YGC common share plus one half warrant to purchase the Company’s common shares in the future.  The Company is assumed to issue 46,783,626 units to raise $80,000,000, net of agents’ commissions estimated to be $4,210,526.

(d)         Exercise of YGC warrants and stock options:

Certain YGC share purchase warrants and stock options were exercised by their holders in the period from January 1, 2007 to April 12, 2007.  The unaudited pro forma condensed combined balance sheet assumes that all exercises of YGC share purchase warrants and stock options, and a resulting issue of 6,914,216 YGC shares, were completed effective December 31, 2006, injecting a total of $6,737,377 into the Company’s treasury at this date.

(e)   Queenstake bridge financing:

Queenstake secured US$8,000,000 ($9,322,400) in convertible bridge financing from Auramet Trading Company, LLC which is to be repaid on May 31, 2007.  The unaudited pro forma condensed combined balance sheet assumes that this financing closed effective December 31, 2006 and that the loan will not be converted into common shares at the maturity date.

2.     Pro forma statement of operations adjustments for the acquisition of Queenstake:

(a)          Depreciation and depletion:

The purchase price discrepancy that has been allocated to certain identifiable assets of Queenstake (as set out in note 1(a)) is subject to depreciation and depletion in the future, consistent with depreciation and depletion policies of the Company.

Queenstake is currently depreciating all plant and equipment using the straight line method over a three year period.  The resulting increase in depreciation as a result of the allocation to plant and equipment is $24,739,813.

There is no change to the depletion charge on Queenstake mineral properties resulting from the allocation of the purchase price discrepancy and the corresponding tax effect to the mineral property.  The property to which this cost is being allocated is the Starvation Canyon deposit which has not commenced mining, as it is still being explored.  As depletion is based on ounces of gold removed from the mineral property, there is no depletion on this cost allocation.

(b)         Exploration expenditures:

An adjustment has been made relating to Queenstake expenditures in 2006 of $1,282,922 on the Starvation Canyon deposit, as it is YGC’s accounting policy to defer exploration expenditures on a property which management has determined, through exploration activities, has future economic value to the Company.

(c)          Stock-based compensation:

There has not been an adjustment made to reflect the fair value of YGC stock options issuable to Queenstake stock option holders under the Arrangement as this charge would not be material for purposes of these unaudited pro forma condensed combined financial statements.

3.     Basis of calculation for basic and diluted loss per share:

Pro forma basic and diluted loss per share are calculated based upon the weighted average number of YGC common shares that would have been outstanding, assuming that any shares issued under the Arrangement were issued on January 1, 2006.  There are no material dilutive factors for the year.  The weighted average number of common shares used in the calculation of basic pro forma and diluted earnings per share is 171,170,117 for the year ended December 31, 2006.

APPENDIX J

INTERIM ORDER

NO. S-072637
VANCOUVER REGISTRY

[STAMPED: SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY ON APRIL 19, 2007]

IN THE SUPREME COURT OF BRITISH COLUMBIA

QUEENSTAKE RESOURCES LTD.

PETITIONER

IN THE MATTER OF SECTIONS 288 TO 299 OF THE BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA),
S.B.C. 2002, c. 57 as amended

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
YGC RESOURCES LTD., QUEENSTAKE RESOURCES LTD. AND
ITS SHAREHOLDERS

ORDER

	)	THURSDAY THE 19TH DAY OF
)
BEFORE MASTER Tokarek	)	APRIL, 2007
)

THE APPLICATION of the Petitioner, made ex parte pursuant to Section 235 of the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57 as amended (“BCBCA”) for an interim order for directions of the Court in connection with a proposed arrangement pursuant to Section 291 of the BCBCA coming on for hearing before me this date at Vancouver, British Columbia.

AND UPON HEARING Jonathan Van Netten, counsel for the Petitioner.

AND UPON READING the Petition herein dated April 19, 2007 and the Affidavit of Eric Edwards sworn on the 19th day of April, 2007 and filed on April 19, 2007.

THIS COURT ORDERS that:

1.                                       The Petitioner, Queenstake Resources Ltd., be permitted to convene, hold and conduct a special meeting (the “Special Meeting”) of the registered holders (the “Shareholders”) of common shares of the Petitioner (the “Shares”) to inter alia, consider and, if deemed advisable, pass with or without amendment, a special resolution (the “Special Resolution”), authorizing, approving and agreeing to adopt a plan of arrangement (the “Arrangement”) among the Petitioner, its Shareholders and YGC Resources Ltd., as described in the Plan of Arrangement attached as Exhibit “A” to the Affidavit of Eric Edwards, and to transact such other business as may properly come before the Special Meeting.

2.                                       The Special Meeting shall be called, held and conducted in accordance with the provisions of the BCBCA, applicable securities legislation and the Articles of the Petitioner, subject to the terms of this Order.

3.                                       The following information (the “Meeting Materials”):

(a)                                  the Notice of Special Meeting for the Petitioner;

(b)                                 the Management Information Circular and the Appendices to the Management Information Circular, including the Plan of Arrangement;

(c)                                  the Notice of Application to this Honourable Court for a Final order approving the Arrangement; and

(d)                                 the Form of Proxy;

(collectively the “Meeting Materials”)

in substantially the same form referred to in the Affidavit of Eric Edwards sworn on April 19, 2007, with such amendments and inclusions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Order, shall be mailed by prepaid ordinary mail:

(e)                                  by the Petitioner to the Shareholders at their registered address as it appears on the books of the Petitioner at the close of business on March 29, 2007, being the record date fixed by the Board of Directors of the Petitioner for the determination of Shareholders entitled to Notice of the Special Meeting; and

(f)                                    to the directors and auditors of the Petitioner,

which mailing shall occur at least twenty-one (21) days prior to the date of the Special Meeting, excluding the date of mailing and excluding the date of the Special Meeting, and that service of the Notice of Application as herein described shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear in these proceedings, and no other service need be made, and such service shall be effective on the fifth day after the said Notice of Application is mailed.

4.                                       The Meeting Materials be mailed by prepaid ordinary mail to the holders of options, warrants and other rights to acquire securities of the Petitioner, which mailing shall occur at least ten (10) days prior to the date of the Special Meeting, excluding the date of mailing and excluding the date of the Special Meeting, and that service of the Notice of Application as herein described shall constitute good and sufficient service of such Notice of Application upon all such persons and no other service need be made, and such service shall be effective on the fifth day after the said Notice of Application is mailed.

5.                                       The accidental omission to give notice of the Special Meeting or Notice of Application to or the non-receipt of such notices by one or more of the persons specified herein, shall not invalidate any resolution passed or proceedings taken at the Special Meeting.

6.                                       The Chair of the Special Meeting of the Petitioner shall be an officer or director of the Petitioner or such other person as may be appointed by the Shareholders for that purpose.

7.                                       The Chair of the Special Meeting is at liberty to call on the assistance of legal counsel at any time and from time to time, as the Chair of the Special Meeting may deem necessary or appropriate, during the Special Meeting, and such legal counsel is entitled to attend the Special Meeting for this purpose.

8.                                       The Special Meeting may be adjourned for any reason upon the approval of the Chair of the Special Meeting, and if the Special Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Special Meeting to a date which is not more than 30 days thereafter.

9.                                       The quorum of Shareholders required at the Special Meeting of a Petitioner shall be the quorum required by the Articles of the Petitioner.

10.                                 The vote of Shareholders required to adopt the Special Resolution at the Special Meeting shall be the affirmative vote of not less than two-thirds of the votes cast by the Shareholders who vote in person or by proxy on the Special Resolution.

11.                                 The Chair or Secretary of the Special Meeting shall, in due course, file with the Court, Affidavits verifying the actions taken and the decisions reached by the Shareholders of the Special Meeting with respect to the Arrangement.

12.                                 Each Shareholder be accorded the rights of dissent with respect to the Special Resolution approving the Arrangement, as set out in Section 3 of the Plan of Arrangement and described in the Management Information Circular.

13.                                 The only persons entitled to notice of or vote at the Special Meeting or any adjournment(s) thereof either in person or by proxy shall be the registered holders of the Shares as at the close of business on March 29, 2007 (and under applicable securities legislation and policies, the beneficial owners of the Shares of the Petitioner registered in the name of intermediaries) and the directors and auditors of the Petitioner.

14.                                 The Petitioner will be at liberty to give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

15.                                 Unless the directors of the Petitioner by resolution determine to abandon the Arrangement, the Application for the Final Order (the “Final Application”) be set down for hearing before the presiding Master or Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on May 24, 2007 at 10:00 a.m., or so soon thereafter as counsel may be heard, and that, upon approval by the Shareholders at the Special Meeting of the Special Resolution

                                                approving the Arrangement, all in the manner required by Section 289 of the Business Corporations Act (British Columbia), the Petitioner will be at liberty to proceed with the Final Application on that date.

16.                                 Any Shareholder and any holder of any option, warrant or other right to acquire a security of the Petitioner may appear and make submissions at the Final Application for the Final Order provided that such person shall request a copy of the Petition, and any other court document as may be desired, on or before 4:00 p.m. on May 4, 2007 and shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person’s proposed submissions, to counsel for the Petitioner at its address for delivery as set out in the Petition, on or before 4:00 p.m. on May 14, 2007, or as the Court may otherwise direct.

17.                                 Subject to other provisions in this Order, no material other than that contained in the Management Information Circular need be served on any persons in respect of these proceedings.

18.                                 If the Final Application is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Interim Order need to be served and provided with notice of the adjourned date.

19.                                 The provisions of Rule 10 and Rule 51A be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

20.                                 The Petitioner and its Shareholders, directors and auditors of the Petitioner shall, and hereby do, have liberty to apply for such further Orders as may be appropriate.

BY THE COURT

Per D/:	/s/DISTRICT REGISTRAR

APPROVED AS TO FORM:

/s/Counsel for the Petitioner

APPENDIX K

NOTICE OF APPLICATION OF HEARING AND
PROPOSED FORM OF FINAL ORDER

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

QUEENSTAKE RESOURCES LTD.

PETITIONER

IN THE MATTER OF SECTIONS 288 TO 299 OF THE BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA),
S.B.C. 2002, c. 57 as amended

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
YGC RESOURCES LTD., QUEENSTAKE RESOURCES LTD. AND
THEIR SHAREHOLDERS

NOTICE OF HEARING OF APPLICATION

NOTICE IS HEREBY GIVEN that an application will be heard before the presiding Judge or Master in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 10:00 a.m. on Thursday, the 24th day of May, 2007 or so soon thereafter as counsel may be heard, for a final order approving an Arrangement (the “Arrangement”) under section 291 of the Business Corporations Act, S.B.C. 2002, c.57, described in the Plan of Arrangement which is attached as Schedule “D” to the Combination Agreement and attached as Appendix B to the Management Information Circular accompanying the Notice of Special Meeting of the shareholders of the Petitioner the form of which final order is attached as Exhibit ”1” to this Notice of Hearing of Application.  At the hearing, any shareholder, director, auditor or holder of any option, warrant or other right to acquire securities of the Petitioner, or any other interested party with leave of the Court, desiring to support or oppose the application may appear for that purpose, either in person or by counsel.  If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of a Special Meeting of the shareholders of the Petitioner for the purpose of voting upon a special resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to the securities to be issued by YGC Resources Ltd. pursuant to the Arrangement.

A copy of the Petition and other documents in the proceedings will be furnished to any shareholder of the Petitioner or other interested party requesting the same by counsel for the Petitioner.

Gowling Lafleur Henderson LLP
Suite 2300, 1055 Dunsmuir Street
P.O. Box 49122, Bentall IV
Vancouver, B.C.
V7X 1J1

Telephone:            (604) 683-6498
Attention:

Dated at the City of Vancouver, in the Province of British Columbia, this            day of                     , 2007.

Counsel for the Petitioner

It is anticipated that this application will not be contentious and will take 10 minutes to be heard.

EXHIBIT I

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

QUEENSTAKE RESOURCES LTD.

PETITIONER

IN THE MATTER OF SECTIONS 288 TO 299 OF THE BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA),
S.B.C. 2002, c. 57 as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
YGC RESOURCES LTD., QUEENSTAKE RESOURCES LTD. AND
ITS SHAREHOLDERS

ORDER

	)	THE DAY OF
)
BEFORE	)	MAY, 2007
)

UPON THE APPLICATION of the Petitioner coming on for hearing this day before me at Vancouver, British Columbia.

AND UPON READING the Petition herein and the Affidavit of Eric Edwards, sworn the            day of May, 2007 and filed herein.

AND UPON all of the terms of the Interim Order in this proceeding pronounced on April 19, 2007 having been complied with and the requisite approval of the Shareholders of the Petitioner having being obtained at the Special Meeting of the Petitioner called and held in accordance with the Interim Order.

AND UPON IT APPEARING that the terms and conditions of the Arrangement may properly be approved by this Honourable Court.

AND UPON HEARING                                       , counsel for the Petitioner.

AND UPON BEING ADVISED by Counsel for the Petitioner that this Honourable Court’s approval of the Arrangement will serve as the basis of a claim to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) with respect to the issuance of securities of YGC Resources Ltd. pursuant to the Arrangement, pursuant to Section 3(a)(10) of the U.S. Securities Act.

THIS COURT ORDERS AND DECLARES that:

1.                                       the Arrangement as described in the Plan of Arrangement, a copy of which is annexed as Schedule “A” to this Order, be and is hereby approved as being fair to the Shareholders and holders of options and warrants of the Petitioner;

2.                                       the Arrangement be and is hereby, approved, and shall be implemented in the manner set forth in the Plan of Arrangement and be binding on the Petitioner and its Shareholders in accordance with the terms of the Plan of Arrangement;

3.                                       this Order will serve as the basis of a claim to an exemption, pursuant to Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by that Act, regarding the issuance of securities of YGC Resources Ltd. to persons entitled to receive securities in exchange for their Queenstake Resources Ltd. securities pursuant to the Plan of Arrangement; and

4.                                       the Petitioner shall, and hereby does, have liberty to apply for such further Order or Orders as may be appropriate.

BY THE COURT

Per D/:	DISTRICT REGISTRAR

APPROVED AS TO FORM:

Counsel for the Petitioner

APPENDIX L

DISSENT RIGHTS

BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

DIVISION 2 — DISSENT PROCEEDINGS

Definitions and application

237          (1)           In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)           in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)           in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)           in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)           This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)           the court orders otherwise, or

(b)           in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238          (1)           A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)           under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)           under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)           under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)           in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)           under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)            under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)           in respect of any other resolution, if dissent is authorized by the resolution;

(h)           in respect of any court order that permits dissent.

(2)           A shareholder wishing to dissent must

(a)           prepare a separate notice of dissent under section 242 for

(i)            the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)           each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)           identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)           dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)           Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)           dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)           cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239          (1)           A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)           A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)           provide to the company a separate waiver for

(i)            the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)           each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)           identify in each waiver the person on whose behalf the waiver is made.

(3)           If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)           the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)           any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)           If the shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240          (1)           If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)           a copy of the proposed resolution, and

(b)           a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)           If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)           a copy of the proposed resolution, and

(b)           a statement advising of the right to send a notice of dissent.

(3)           If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a)           a copy of the resolution,

(b)           a statement advising of the right to send a notice of dissent, and

(c)           if the resolution has passed, notification of that fact and the date on which it was passed.

(4)           Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241          If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)           a copy of the entered order, and

(b)           a statement advising of the right to send a notice of dissent.

Notice of dissent

242          (1)           A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)           if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)           if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)           if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)            the date on which the shareholder learns that the resolution was passed, and

(ii)           the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)           A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)           on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)           if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)           A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)           within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)           if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)           A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)           if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)           if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)            the names of the registered owners of those other shares,

(ii)           the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)          a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)           if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)            the name and address of the beneficial owner, and

(ii)           a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)           The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243          (1)           A company that receives a notice of dissent under section 242 from a dissenter must,

(a)           if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)            the date on which the company forms the intention to proceed, and

(ii)           the date on which the notice of dissent was received, or

(b)           if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)           A notice sent under subsection (1) (a) or (b) of this section must

(a)           be dated not earlier than the date on which the notice is sent,

(b)           state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)           advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244          (1)           A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)           a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)           the certificates, if any, representing the notice shares, and

(c)           if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)           The written statement referred to in subsection (1) (c) must

(a)           be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)           set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)            the names of the registered owners of those other shares,

(ii)           the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)          that dissent is being exercised in respect of all of those other shares.

(3)           After the dissenter has complied with subsection (1),

(a)           the dissenter is deemed to have sold to the company the notice shares, and

(b)           the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)           Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)           Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)           A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245          (1)           A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)           promptly pay that amount to the dissenter, or

(b)           if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)           A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)           determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)           join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)           make consequential orders and give directions it considers appropriate.

(3)           Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)           pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)           if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)           If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)           the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)           if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)           A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)           the company is insolvent, or

(b)           the payment would render the company insolvent.

Loss of right to dissent

246          The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)           the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)           the resolution in respect of which the notice of dissent was sent does not pass;

(c)           the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)           the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)           the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)            a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)           with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)           the notice of dissent is withdrawn with the written consent of the company;

(i)            the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247          If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)           the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)           the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)           the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX M

YGC CHANGE OF AUDITOR REPORTING PACKAGE

YGC RESOURCES LTD.
(the “Company”)

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102, entitled
“CONTINUOUS DISCLOSURE OBLIGATIONS” (the “National Instrument”)

At the request of the Company, Wasserman Ramsay (the “Former Auditor”), Chartered Accountants, of #2250, 5140 Yonge Street, Toronto, Ontario, M2N 6L7, resigned as the Company’s auditor effective as of February 1, 2007 (the “Resignation”).  Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed KPMG LLP (the “Successor Auditor”), Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3, as the Company’s auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor’s reports in connection with:

(a)                                  the audits of the two most recently completed fiscal years; and

(b)                                 any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor’s term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in the National Instrument, between the Company and the Former Auditor or the Successor Auditor.

The resignation and the recommendation to appoint the Successor Auditor was approved by the the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 1st day of February, 2007.

YGC RESOURCES LTD.

Per:

“E. Lynn Patterson”	(signature)	“Graham Dickson”	(signature)
E. Lynn Patterson	(name - please print)	Graham Dickson	(name - please print)
Director	(title - please print)	Director	(title - please print)

WASSERMAN RAMSAY

CHARTERED ACCOUNTANTS
#2250, 5140 Yonge Street
Toronto, Ontario, M2N 6L7

February 1, 2007

Ontario Securities Commission Suite 1903, Box 5520 Queen Street West Toronto, Ontario M5H 3S8	Alberta Securities Commission 4th Floor, 300-5th Avenue S.W. Calgary, Alberta T2P 3C4

British Columbia Securities Commission P.O. Box 10142, Pacific Centre 9th Floor, 701 West Georgia Street Vancouver, B.C. V7Y 1L2

Dear Sirs/Mesdames:

re:           YGC Resources Ltd. (the “Company”)

We have been informed by the Company of its intention to appoint KPMG LLP (the “Successor Auditor”) as the auditor of the Company effective upon the resignation of Wasserman Ramsay (the “Former Auditor”).  The Company has provided us with the disclosures required by National Instrument 52-102, Continuous Disclosure Obligations.  We have reviewed the information contained in the Notice of Change of Auditor (the “Notice”) in form attached hereto as Schedule “A” and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Instrument 52-102, Continuous Disclosure Obligations, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission from each of the Former Auditor and the Successor Auditor, will be mailed to the securities administrators in each province or territory in which the Company is a reporting issuer within 30 days of receipt by the Company of my firm’s resignation and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours very truly,

Wasserman Ramsay

Per:

“Kevin Ramsay”	(signature)
Kevin Ramsay	(name - please print)

KPMG LLP Chartered Accountants PO Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Ontario Securities Commission Suite 1903, Box 5520 Queen Street West Toronto, Ontario M5H 3S8	Alberta Securities Commission 4th Floor, 300-5th Avenue S.W. Calgary, Alberta T2P 3C4

British Columbia Securities Commission P.O. Box 10142, Pacific Centre 9th Floor, 701 West Georgia Street Vancouver, B.C. V7Y 1L2

February 14, 2007

Dear Sirs/Mesdames:

re:            YGC Resources Ltd. (the “Company”)

We have been informed by the Company of its intention to appoint KPMG LLP (the “Successor Auditor”) as the auditor of the Company effective upon the resignation of Wasserman Ramsay (the “Former Auditor”).  The Company has provided us with the disclosures required by National Instrument 52-102, Continuous Disclosure Obligations.  We have reviewed the information contained in the Notice of Change of Auditor (the “Notice”) in form attached hereto as Schedule “A” and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Instrument 52-102, Continuous Disclosure Obligations, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission, Alberta Securities Commission and the Ontario Securities Commission from each of the Former Auditor and the Successor Auditor, will be mailed to the securities administrators in each province or territory in which the Company is a reporting issuer within 30 days of receipt by the Company of the resignation of the Former Auditor and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours very truly,

KPMG LLP

Per:

“Norm Mayr”	(signature)
Norm Mayr, Partner (604) 691-3060	(name - please print)

YGC RESOURCES LTD.
(the “Company”)

NOTICE OF CHANGE OF AUDITOR

CONFIRMATION RE REVIEW BY AUDIT COMMITTEE
OR BOARD OF DIRECTORS

The following documentation has been reviewed by the Company’s Audit Committee and the Board of Directors:

(a)                                  the Notice, and

(b)                                 letters from each of the Former Auditor and the Successor Auditor addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission.

DATED at Vancouver, B.C. as of this 1st day of February, 2007.

                YGC Resources Ltd.

Per:

“Graham Dickson”	(signature)
Graham Dickson	(name - please print)